Filed pursuant to Rule 424(b)(3)
Registration No. 333-139436
PROSPECTUS
Exchange Offer for $300,000,000
12 1/2% Senior Notes due 2014
The Notes and the Guarantees

•	We are offering to exchange $300,000,000 of our outstanding 12 1/2% Senior Notes due 2014, which were issued on November 1, 2006 and which we refer to as the initial notes, for a like aggregate amount of our registered 12 1/2% Senior Notes due 2014, which we refer to as the exchange notes. The exchange notes will be issued under an indenture dated as of November 1, 2006.

•	The exchange notes will mature on November 1, 2014. We will pay interest on the exchange notes on January 1 and July 1, beginning on January 1, 2007.

•	The exchange notes are unconditionally guaranteed on a senior unsecured basis by our parent, Buffets Holdings, Inc., and certain of our current and future domestic subsidiaries.

•	The exchange notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future senior unsecured indebtedness, senior to all of our existing and future subordinated indebtedness and effectively junior to all our existing and future secured indebtedness, including our new senior secured credit facilities, to the extent of the value of the assets securing such indebtedness.
Terms of the exchange offer

•	It will expire at 5:00 p.m., New York City time, on January 31, 2007, unless we extend it.

•	If all the conditions to this exchange offer are satisfied, we will exchange all of the initial notes that are validly tendered and not withdrawn for the exchange notes.

•	You may withdraw your tender of initial notes at any time before the expiration of this exchange offer.

•	The exchange notes that we will issue you in exchange for your initial notes will be substantially identical to your initial notes except that, unlike your initial notes, the exchange notes will have no transfer restrictions or registration rights.

•	The exchange notes that we will issue you in exchange for your initial notes are new securities with no established market for trading.
      Before participating in this exchange offer, please refer to the section in this prospectus entitled “Risk Factors” commencing on page 21.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where those initial notes were acquired by that broker-dealer as a result of market-making activities or other trading activities. The issuer has agreed that, for a period of 180 days after the expiration date, it will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”
The date of this prospectus is December 29, 2006.

PROSPECTUS SUMMARY

This summary may not contain all of the information that may be important to you. You should read this summary together with the entire prospectus, including the more detailed information in the financial statements and the accompanying notes appearing elsewhere in this prospectus. Unless the context indicates or requires otherwise, (i) the terms “we,” “our,” “us” and “company” refer to Buffets Holdings, Inc. and its subsidiaries, including Buffets, Inc., (ii) the term “Buffets Holdings” refers to Buffets Holdings, Inc., the parent company of Buffets, Inc. and a guarantor of the notes, (iii) the term “Buffets” refers to Buffets, Inc., our operating subsidiary and the issuer of the notes, (iv) the term “Ryan’s” refers to Ryan’s Restaurant Group, Inc. and its subsidiaries, (v) the term “Transactions” refers to our acquisition of Ryan’s and the related transactions, as described under the caption “The Ryan’s Acquisition and Related Transactions,” (vi) the term “initial notes” refers to the 12 1/2% Senior Notes due 2014 that were issued on November 1, 2006 in a private offering, (vii) the term “exchange notes” refers to the 12 1/2% Senior Notes due 2014 offered with this prospectus and (viii) the term “notes” refers to the initial notes and the exchange notes, collectively.

Our fiscal year comprises 52 or 53 weeks divided into four fiscal quarters of twelve, twelve, sixteen and twelve or thirteen weeks. Beginning with the transitional period ended July 3, 2002, we changed our fiscal year so that it ends on the Wednesday nearest June 30 of each year. The fiscal year 2002 transition period consisted of 50 weeks. Ryan’s fiscal year ends on the Wednesday nearest December 31, resulting in years of either 52 or 53 weeks. Unless otherwise indicated in this prospectus, (i) information presented “on a pro forma basis” gives effect to the Transactions, (ii) our financial information for fiscal 2006 presented on a pro forma basis is based upon Ryan’s financial information for the last twelve months ended June 28, 2006, the period that is most comparable to our fiscal 2006 and (iii) our financial information for the twelve weeks ended September 20, 2006 on a pro forma basis is based on Ryan’s financial information for the last thirteen weeks ended September 27, 2006, the period that is most comparable to our twelve weeks ended September 20, 2006. Ryan’s financial information in such periods differs from its historical financial statements included elsewhere in this prospectus.
Our Company

We are one of the largest restaurant operators in the United States and the second largest restaurant company in the family dining segment, operating 668 restaurants in 39 states across the United States. As of September 20, 2006, we and Ryan’s operated primarily under the names Old Country Buffet®, HomeTown Buffet®, Ryan’s® and Fire Mountain®. Numerous annual surveys conducted by Restaurants and Institutions magazine have shown that consumers consistently rank Old Country Buffet, HomeTown Buffet and Ryan’s among the highest perceived value of all restaurants in their class. Since our inception in 1983, we have increased our average unit volumes (“AUVs”) at a compound annual growth rate (“CAGR”) of 2.6%. We believe our AUVs are among the top three for our segment. For the twelve weeks ended September 20, 2006, on a pro forma basis, we and Ryan’s served over 50.0 million customers, generated net sales of approximately $414.5 million and incurred a net loss of approximately $5.6 million.

We believe the combination of Buffets and Ryan’s will create numerous compelling strategic benefits including:

•	Complementary brands and businesses,

•	Benefits of scale from combined entity,

•	Enhanced geographic footprint,

•	Potential for significant cost savings,

•	Additional upside opportunities primarily from cross-fertilization of best practices, and

•	Strong management team.

We maintain a high level of food quality and service in all of our restaurants through uniform operational standards initiated at the corporate level. Our strategy is to offer quality food at an exceptional value. Freshness is maintained by preparing food in small batches of six to eight servings at a time, with preparations scheduled by monitoring current customer traffic and applying our proprietary food production forecasting model. Our buffet restaurants employ uniform menus, recipes and ingredient specifications, except for minor differences relating to regional preferences. We offer an extensive menu with approximately 100 menu items at each meal, including entrees, soups, salads, fresh vegetables, non-alcoholic beverages and desserts. Typical entrees include steak, chicken, carved roast beef, ham, shrimp, fish and casseroles. Ryan’s offers similar menu items and entrees. We were an early innovator of the scatter bar, a buffet format that we believe reduces the waiting time of customers to access food, thereby enhancing their experience and increases table turns. All of our and Ryan’s restaurants serve lunch and dinner seven days a week. All of our restaurants and most of Ryan’s restaurants offer breakfast on Saturdays and Sundays.
      We have a national footprint of restaurant locations, which are strategically concentrated in high population density regions. Our strong brand awareness in these regions enables us to maximize penetration within such markets and achieve operating and advertising synergies. For example, our advertising and marketing programs in our primary market areas provided media coverage for 71% of our buffet restaurants as of September 20, 2006. In addition, our restaurants are located in high customer traffic venues and include both freestanding units as well as units located in strip shopping centers and malls. As of September 20, 2006, on a pro forma basis, approximately 67% of our restaurants were freestanding units and approximately 33% of our restaurants were located in strip shopping centers or malls.
      Our buffet restaurants use an all-inclusive, all-you-can-eat, pricing strategy designed to provide a very high dining value to our customers. Our core proposition of great food at a great value attracts a broad variety of customers, including families, singles and senior citizens. The average guest check in our buffet restaurants for fiscal 2006 and the twelve weeks ended September 20, 2006 were $7.70 and $7.84, respectively, and the average guest check in Ryan’s restaurants for its fiscal year ended December 28, 2005, six months ended June 28, 2006 and the nine months ended September 27, 2006, were $8.17, $8.39 and $8.37, respectively. In order to further enhance our guests’ dining experience, we have focused on providing a level of customer service designed to supplement the self-service buffet format, including such features as limited table-side service and our greeters.
      Our buffet restaurants, as well as those of Ryan’s, average approximately 10,000 square feet in size and can seat between 220 and 600 people. On average, our buffet restaurants served approximately 6,900 customers per week for fiscal 2006. Ryan’s restaurants served approximately 5,700 customers per week for its fiscal year ended December 28, 2005.
Industry Overview
      The restaurant industry is one of the largest industries in the United States. According to the National Restaurant Association (“NRA”), a restaurant trade association, the U.S. restaurant industry will experience its fifteenth consecutive year of real sales growth in 2006. According to Technomic Information Services (“Technomic”), an independent research organization, the restaurant industry has grown at an average annual rate of 6.7% since 1977. According to the NRA in 2006, the industry will grow by an estimated 5.1% to $511.1 billion in sales from 2005 levels capturing approximately 47.5% of today’s food dollar spending. We believe this growth can be attributed to several key lifestyle and demographic trends, including the continued increase in spending on food consumed away from home and restaurant dining, the continued growth in disposable incomes and the general aging of the population.
      We operate in the family dining segment of the restaurant industry. According to Technomic, the family dining category is the third largest segment of the restaurant industry, with approximately $32.8 billion in sales in 2005. Sales in this segment are projected to grow at a CAGR of 2.0% for the period from 2005 to 2010, according to Technomic. We believe the family dining category has a loyal customer base, stable characteristics and offers consumers a consistent dining experience with quality food at a lower cost per check than other dining options.

Our Competitive Strengths
      We believe our leading market position, established high value restaurant brands, consistent performance in all business cycles, strong cash flow generation, skilled restaurant managers, low employee turnover, centralized control measures and strong management team will allow us to continue to grow revenue and increase profitability.
      Leading Market Position with National Scale. We are one of the largest restaurant operators in the United States. We are the second largest restaurant company in the family dining segment and account for approximately 5% of total sales within this segment. We believe that we benefit from significant operational efficiencies and economies of scale due to our large number of restaurants and our centralized operating and purchasing systems. We believe that we are able to achieve substantial levels of cost savings as a result of our size and related volume purchasing power, particularly with respect to food and beverage raw material costs.
      Established, High Value Restaurant Brands. Over our 23 year operating history and Ryan’s 28 year operating history, we and Ryan’s have developed well-established, highly recognized brands in the geographic areas we serve. In our core markets of Southern California, the upper Midwest, the Chicago area, Detroit and part of the Northeast, Buffets has an aided brand awareness of over 90%, and we and Ryan’s have received numerous “Best Buffet” awards from our customers and from restaurant associations. We strive to consistently provide a convenient, high-quality dining experience to our customers in order to generate frequent visit patterns and brand loyalty. In our core markets, the average Buffets customer visits a Buffets restaurant approximately two to four times per month, which we believe is at the high end of the family dining segment. We believe that average customer visits at Ryan’s restaurants are similar to ours. We may locate new restaurants in our existing markets to capitalize on our strong brand awareness and loyal customer base.
      Consistent Performance in All Business Cycles. We believe the value we offer our customers, which plays an important role in consumers’ decision-making process, allows us to perform on a relatively consistent basis even during difficult economic conditions. We have grown AUVs at a CAGR of 2.6% since our inception in 1983. In fiscal 2006, we were able to increase average weekly sales per restaurant by 6.2% over fiscal 2005. We believe the stability in our financial performance is a result of the following business characteristics:

•	Broad Demographic Appeal. 64% of our customers are in the 25-60 age bracket, which represents approximately 65% of the U.S. population. 53% of our customers are in the 45-60+ age bracket, the fastest growing segment of the U.S. population.

•	Geographically Balanced. We have more than 600 restaurants across the United States in 39 states, excluding franchised locations. Other than California, which accounts for 18% of our revenues, no single state comprises more than 6% of our revenues on a pro forma basis.

•	Diversified Food Costs. As a buffet style restaurant with a broad selection of food, we are able to quickly modify our menu in response to changes in customer preferences and rising food costs. Our total food costs represented approximately 34% of our revenues in fiscal 2006, with no individual food product purchase cost accounting for more than 5% of our revenues. Ryan’s total food costs represented approximately 35% of its revenues in its fiscal year ended December 28, 2005, with no individual food product purchase cost accounting for more than 7% of its revenues. In the event of an increase in the cost of a particular food product, we and Ryan’s are generally able to shift the menu offering to other foods in order to reduce consumption of the higher cost item.

•	Attractive Unit Level Economics. Our existing restaurants generated average weekly restaurant sales of approximately $53,000 per restaurant for fiscal 2006 and increased average weekly sales per restaurant at a CAGR of 1.7% over the five year period ended June 28, 2006. We believe that the increased sales volume is due to the introduction of new food offerings and more effective advertising. Our AUVs in fiscal 2006 increased 6.2% compared to our AUVs in fiscal 2005.
      Strong Cash Flow Generation. Our strong operating results, historically low maintenance capital expenditure and working capital requirements are key drivers of our strong cash flow generation. We believe our and Ryan’s restaurants are well-maintained and will require a similar level of maintenance capital expenditures in the near future. Since 2003, our maintenance capital expenditures have averaged approximately 1.0% of restaurant sales. On a pro forma basis for fiscal 2006 and for the twelve weeks ended September 20, 2006, our maintenance capital expenditures would have been approximately 1.7% and 1.6%, respectively, of our revenue.
      Skilled Restaurant Managers and Low Turnover. Our most important asset is our people. We believe that a well trained and motivated workforce results in lower turnover, lower operating costs and the ability to consistently grow sales in existing units. Our general managers have an average of eight years experience with us. In fiscal 2006, our buffet restaurant general manager turnover rate was approximately 26% and our overall restaurant management turnover rate was approximately 31%, both of which we believe to be below average industry turnover rates. We are deeply committed to the long-term development of our employees. In fiscal 2006, we spent $3.6 million on training and development. All of our buffet restaurant managers receive extensive training relating to all aspects of restaurant management at Buffets College, our training program operated out of our corporate headquarters. We also initiated a program in 1997 under which we reward managers with trips and other benefits when they exceed specified operating benchmarks. The goal of these programs is for our restaurant managers to develop a strong tie to their community and instill a sense of ownership in their particular restaurant.
      Centralized Control Measures. We believe that we and Ryan’s maintain a high level of financial controls, service and food quality in all of our buffet restaurants through uniform operational standards initiated at the corporate level. Our centralized systems enable management to evaluate weekly profit and loss statements, sales reports and supplier invoices for each buffet restaurant, allowing us to quickly identify performance trends and monitor key profitability drivers. These systems are supplemented by several performance audit and evaluation programs, including a toll-free guest service line and detailed quarterly restaurant performance audits by multi-unit managers. These ongoing efforts assist management in tracking restaurant performance and customer satisfaction at the individual restaurant level. We believe that centralized coordination of our nationwide network of buffet restaurants assures a consistent level of food quality in our restaurants and enables us to negotiate favorable pricing and terms for major product purchases directly with manufacturers and producers.
      Strong Management Team with Equity Ownership. We have attracted and retained an exceptionally talented and complementary executive management team with an average of more than 25 years of experience. Our executive management team has demonstrated strong restaurant operating capabilities by consistently increasing profitability and executing a disciplined growth strategy. Executives who have joined us from Ryan’s have an average of 29 years of experience and we believe that they will enable us to continue strengthening our managerial talent. In addition, our management team has fully diluted equity interests (including vested and unvested stock options and phantom equity) of over 8% of Buffets Restaurants Holdings, Inc., the sole shareholder of Buffets Holdings.
Costs Savings Related to the Ryan’s Acquisition
      While Ryan’s units are operated as a separate division in the company, significant focus is being placed on improving operating margins throughout the Ryan’s system by means of back-office and corporate support function consolidation, reduction in labor and other costs at Ryan’s units, and realization of purchasing synergies between our and Ryan’s contracts. We expect to achieve a total of $55.7 million in cost savings on a run rate basis within a year of the closing of the Transactions. Our planned initiatives include:
      Back-office and Corporate Support Function Consolidation. The majority of Ryan’s corporate and administrative support functions will be consolidated into the existing Buffets systems, processes and operating platform. Certain store-level operational structure and multi-unit management positions at Ryan’s, such as restaurant level general manager positions and multi-unit area director positions, will remain intact. Ryan’s general and administrative expense was 6.7% of its revenue for the last twelve months ending June 28, 2006 and our general and administrative expense was 4.6% of revenue for fiscal 2006. We estimate that reductions in Ryan’s corporate office and executive staff, consolidation of back office and administrative functions, conforming Ryan’s management training program to our standard, reduction of Ryan’s net worth taxes and elimination of various redundant costs will result in cost savings of approximately $13.9 million. Together with other measures, we expect to achieve approximately $17.9 million in general and administrative cost savings through these initiatives.
      Reduction in Labor Costs. Ryan’s labor expense was 32.7% of its revenue for the last twelve months ending June 28, 2006 and our labor expense was 28.5% of revenue for fiscal 2006. We believe that we will achieve approximately $9.7 million in cost savings through more cost effective labor scheduling and approximately $7.2 million in cost savings through changes to Ryan’s benefit plans to more closely match our benefit plans and certain other measures.
      Realization of Purchasing Synergies. On a pro forma basis, our total food cost was approximately $610 million for fiscal 2006, including Buffets’ food cost of $327.2 million and Ryan’s food cost of $282.7 million. We expect to achieve approximately $13.2 million in cost savings by consolidating volumes and selecting from our and Ryan’s most cost efficient existing contracts, and to achieve approximately $3.0 million in cost savings through shifting to in-house production of certain products and certain other measures.
      Other Costs Reductions. We believe we can achieve other cost savings in the amount of $4.6 million through the discontinuation of certain operating practices at Ryan’s units, which management believes are non-industry standard, and conforming certain Ryan’s operating practices to Buffets standard. Examples of practices which will be discontinued include extra hourly employee background checks, which generates $1.5 million in savings, and verification and the acceptance of personal checks for payment, which represents approximately $0.7 million in savings. We also expect to achieve approximately $2.0 million in savings by replacing Ryan’s safety shoe program with a similar program at our company and the adoption of our smallwares management program at Ryan’s.
      In addition, we expect to achieve additional cost savings through implementation of select marketing initiatives at Ryan’s, further application of best practices across both systems (including food preparation and purchasing), further consolidation of back-office and corporate support function, further reduction in benefit plans and further reduction in hourly turnover.
      All the foregoing statements of expected cost savings are forward looking statements. We cannot assure you as to when or if the expected cost savings discussed above will be realized. See “Risk Factors — Risks Relating to Our Business — We may not realize the anticipated benefits of our acquisition of Ryan’s and we may face certain challenges regarding the integration of Ryan’s” and “Disclosure Regarding Forward-Looking Statements.”
Our Strategy
      We plan to continue to improve our operating performance through a focus on same-store sales growth and margin expansion, continued enhancement of operational systems and selectively developing new company-operated restaurants and pursuing strategic “tuck-in” real estate acquisitions.
      Focus on Same-Store Sales Growth and Margin Expansion. We are focused on growing same-store sales and margins through several operational initiatives at the restaurant level. These initiatives include:

•	Menu Enhancements. We have recently introduced new food products, including fresh steak, breakfast omelets, shrimp and baby-back ribs to our menu in all restaurants and will continue to offer new food products. We have historically instituted modest price increases alongside menu enhancements and the installation of display grills to our restaurants. In fiscal 2006, we increased prices by 6.3% versus the comparable period in fiscal 2005. We typically observe an increase in guest counts as a result of new food introductions.

•	Display Grill Installation. The display grill features a display-style cooking area in the dining room that is highly visible and easily accessible by our customers. A variety of meats and vegetables are grilled daily and available to customers as part of the buffet price. Customers go to the grill and can select “hot off-the-grill” steak, chicken, seafood or other grilled items. We began installing the display grill in 2005 and have 12 display grills in operation in our restaurants. From the time we installed our display grills in 2005 through September 20, 2006, we have observed favorable guest count increases in our restaurants in which we have display grills. As of September 20, 2006, Ryan’s has over 200 display grills in operation.

•	Marketing Initiatives. We recently implemented an enhanced marketing campaign that focuses on quarterly food-specific promotions. Recent promotions have featured six or seven day steak, breakfast omelets, “Shrimp 5 Ways,” and steak and baby back ribs. In the past year, we also have refocused our marketing media mix to achieve a more efficient combination of television, radio and billboard advertising. We believe that the new media plan is achieving a rate of market penetration similar to our prior efforts but at a lower media cost.

•	Vigilant Cost Management. We intend to continue to refine our operations, with a focus on increasing our labor productivity and food cost management while continuing to offer a positive guest experience.

•	Continuous Focus on Guest Experience. We have placed significant emphasis on improving the guest experience at our restaurants, including improvements in ambiance, food quality and service. We employ a toll-free number that collects in excess of 100,000 guest comments and responses per year. These guest responses are tabulated into guest satisfaction scores that our senior management uses to measure overall customer experience at its restaurants. We have seen a steady rise in these scores since we implemented the toll free number in April 2004. Management has observed that improvement in guest satisfaction scores are typically a leading indicator of same-store sales growth. Our commitment to improved service is reflected in our incentive plan, as store-level bonus programs are tied to the achievement of various service metrics. We plan on monitoring guest experience at Ryan’s under the same system.

•	Breakfast Daypart Expansion. Breakfast is a profitable Saturday and Sunday daypart segment that is offered in all Buffets restaurants and is currently being implemented in the Ryan’s system. We intend on continuing the rollout of breakfast at all Ryan’s restaurants with completion anticipated by March 2007. With a minimal capital investment of approximately $5,000 per store, the breakfast daypart generates average incremental annual revenues per store of approximately $125,000.
      Continued Enhancement of Operational Systems. Our centralized financial and accounting systems allow us to analyze cost, cash management, customer count and non-financial data to understand key profitability drivers. We see opportunities for further efficiency improvements through our management information systems, including electronic food ordering, improved food cost analysis tools and other restaurant data analyses, such as the ability to monitor all aspects of customer satisfaction and ingredient and supply volume usage. Continuous improvement of these systems should engender a continued higher level of food quality and service across our entire network of restaurants, while providing management with the tools necessary to monitor performance at each individual restaurant.
      Selectively Develop New Company-Operated Restaurants and Pursue Strategic “Tuck-in” Real Estate Acquisitions. We intend to open additional company-operated restaurants in our existing markets with relatively lower risk and higher efficiencies than in areas where we do not have an established market position. By opening restaurants in existing markets, we are able to leverage costs and gain efficiencies, including regional supervision, marketing, purchasing, recruiting and training. We also actively evaluate small buffet operations of 3 to 20 units that could be acquired at attractive values for their real estate and converted into one of our principal restaurant brands. For example, we acquired five J.J. Norths restaurants on August 1, 2006. We believe that our existing human resources, technology, marketing, purchasing and training programs are capable of effectively integrating acquisitions. Targeted acquisitions can provide significant synergies, including the ability to increase purchasing scale, leverage marketing spending, increase brand awareness and spread fixed costs over a larger revenue base.

The Ryan’s Acquisition and Related Transactions
      The Ryan’s Acquisition. On November 1, 2006, Buffets and Ryan’s completed a merger transaction valued at approximately $834.0 million, including debt that was repaid at closing. As a result of this transaction, Ryan’s is a wholly-owned subsidiary of Buffets Holdings. We plan to sell or dispose of certain non-core assets consisting of approximately 44 underperforming or previously closed Ryan’s restaurants and approximately 13 undeveloped or non-operating properties, which we acquired in the Ryan’s acquisition, in our ordinary course of business. See “The Ryan’s Acquisition and Related Transactions” for a more detailed description of the Ryan’s acquisition.
      The Financing Transactions. In connection with the Ryan’s acquisition and the offering of the initial notes,

•	We entered into a new $640.0 million credit facility (the “New Credit Facility”);

•	We entered into a sale-leaseback transaction and received gross proceeds in the amount of approximately $566.8 million (the “Sale-Leaseback Transaction”). In the Sale-Leaseback Transaction, we sold the land (or, in certain cases, assigned our interest in the ground leased properties pursuant to an assignment of the underlying ground leases) and related improvements with respect to approximately 275 Ryan’s restaurants and seven Buffets restaurants and simultaneously leased these properties back;

•	Buffets repurchased or redeemed all of its 11.25% senior subordinated notes due 2010 (the “11.25% Notes”); and

•	Buffets Holdings repurchased all of its 13.875% senior discount notes due 2010 (the “13.875% Notes”).
      We used the net proceeds from the offering of the initial notes, together with cash on hand, the borrowings from the New Credit Facility and proceeds from the Sale-Leaseback Transaction, to pay the consideration of the Ryan’s acquisition, to repay all existing indebtedness of Ryan’s, to repay all outstanding indebtedness under Buffets’ existing amended and restated credit facility (the “Existing Credit Facility”), repurchase or redeem the 11.25% Notes and repurchase the 13.875% Notes, and pay premiums and prepayment costs, accrued interest and transaction fees and expenses. See “Use of Proceeds.”
      We have summarized below the estimated sources and uses of funds for the Transactions.
Sources of Funds:

(Dollars in millions)
Cash on hand	$9.0
New Credit Facility:
Revolver	5.0
Term loan	530.0
Proceeds from Sale-Leaseback Transaction	566.8
Proceeds from the offering of the initial notes	300.0

Total sources	$1,410.8

Uses of Funds:

(Dollars in millions)
Payment of the Ryan’s acquisition consideration	$704.6
Repayment of existing indebtedness of Ryan’s	146.9
Repayment of existing indebtedness under the Existing Credit Facility	196.4
Repurchase or redemption of the 11.25% Notes(1)	195.3
Repurchase of the 13.875% Notes(1)	121.5
Transaction fees and expenses	46.1

Total uses	$1,410.8

(1)	See “The Ryan’s Acquisition and Related Transactions — Financing Transactions — Tender Offers and Consent Solicitations.”

Our Sponsors
      Buffets Holdings is a wholly-owned subsidiary of Buffets Restaurants Holdings, Inc. (“Buffets Restaurants Holdings”), which is currently owned by management and related parties of Caxton-Iseman Capital, Inc. and Sentinel Capital Partners, both New York-based private equity firms. These stockholders acquired Buffets through Buffets Holdings in October 2000 in a buyout from public shareholders.
      Caxton-Iseman Capital is a New York-based private equity investment firm specializing in leveraged buyouts. The firm’s investment vehicles have current equity capital in excess of $2 billion available for buyout investments. Caxton-Iseman Capital’s current portfolio companies have combined sales in excess of $2 billion and combined earnings before net interest expense, taxes, depreciation and amortization of approximately $250 million. The firm was founded in 1993 by Frederick J. Iseman and Caxton Associates. Caxton Associates is a New York investment management firm managing funds in excess of $13 billion. Since the firm’s inception in 1993, Caxton-Iseman Capital has made equity investments in the following industries: restaurant, IT services, distribution, heavy and light manufacturing, industrial and consumer services, food service, leisure and gaming, print and database publishing, defense, medical devices, hotel management and agribusiness.
Corporate Information
      Buffets is a Minnesota corporation and the issuer of the notes. Buffets Holdings is a holding company incorporated in Delaware and conducts its business through its wholly-owned subsidiary, Buffets. Our principal executive offices are currently located at 1460 Buffet Way, Eagan, Minnesota 55121 and our telephone number is (651) 994-8608.

Summary of the Exchange Offer
      We are offering to exchange $300,000,000 aggregate principal amount of our exchange notes for a like aggregate principal amount of our initial notes. In order to exchange your initial notes, you must properly tender them and we must accept your tender. We will exchange all outstanding initial notes that are validly tendered and not validly withdrawn.

Exchange Offer	We will exchange our exchange notes for a like aggregate principal amount at maturity of our initial notes.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on January 31, 2007, unless we decide to extend it.

Conditions to the Exchange Offer	We will complete this exchange offer only if:

• there is no change in the laws and regulations which would impair our ability to proceed with this exchange offer,

• there is no change in the current interpretation of the staff of the Securities and Exchange Commission (the “Commission”) which permits resales of the exchange notes,

• there is no stop order issued by the Commission which would suspend the effectiveness of the registration statement which includes this prospectus or the qualification of the exchange notes under the Trust Indenture Act of 1939,

• there is no litigation or threatened litigation which would impair our ability to proceed with this exchange offer, and

• we obtain all the governmental approvals we deem necessary to complete this exchange offer.

Please refer to the section in this prospectus entitled “The Exchange Offer — Conditions to the Exchange Offer.”

Procedures for Tendering Initial Notes	To participate in this exchange offer, you must complete, sign and date the letter of transmittal or its facsimile and transmit it, together with your initial notes to be exchanged and all other documents required by the letter of transmittal, to U.S. Bank National Association, as exchange agent, at its address indicated under “The Exchange Offer — Exchange Agent.” In the alternative, you can tender your initial notes by book-entry delivery following the procedures described in this prospectus. For more information on tendering your notes, please refer to the section in this prospectus entitled “The Exchange Offer — Procedures for Tendering Initial Notes.”

Special Procedures for Beneficial Owners	If you are a beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your initial notes in the exchange offer, you should contact the registered holder promptly and instruct that person to tender on your behalf.

Guaranteed Delivery Procedures	If you wish to tender your initial notes and you cannot get the required documents to the exchange agent on time, you may tender your notes by using the guaranteed delivery procedures described under the section of this prospectus entitled “The Exchange Offer — Procedures for Tendering Initial Notes — Guaranteed Delivery Procedure.”

Withdrawal Rights	You may withdraw the tender of your initial notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated under “The Exchange Offer — Exchange Agent” before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Acceptance of Initial Notes and Delivery of Exchange Notes	If all the conditions to the completion of this exchange offer are satisfied, we will accept any and all initial notes that are properly tendered in this exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return any initial note that we do not accept for exchange to you without expense promptly after the expiration date. We will deliver the exchange notes to you promptly after the expiration date and acceptance of your initial notes for exchange. Please refer to the section in this prospectus entitled “The Exchange Offer — Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes.”

Federal Income Tax Considerations Relating to the Exchange Offer	Exchanging your initial notes for exchange notes should not be a taxable event to you for United States federal income tax purposes. Please refer to the section of this prospectus entitled “U.S. Federal Income Tax Considerations.”

Exchange Agent	U.S. Bank National Association is serving as exchange agent in the exchange offer.

Fees and Expenses	We will pay all expenses related to this exchange offer. Please refer to the section of this prospectus entitled “The Exchange Offer — Fees and Expenses.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy certain of our obligations under our registration rights agreement entered into in connection with the offering of the initial notes.

Consequences to Holders Who Do Not Participate in the Exchange Offer	If you do not participate in this exchange offer:

• except as set forth in the next paragraph, you will not necessarily be able to require us to register your initial notes under the Securities Act of 1933, as amended (the “Securities Act”),

• you will not be able to resell, offer to resell or otherwise transfer your initial notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act, and

• the trading market for your initial notes will become more limited to the extent other holders of initial notes participate in the exchange offer.

You will not be able to require us to register your initial notes under the Securities Act unless:

• the initial purchasers request us to register initial notes that are not eligible to be exchanged for exchange notes in the exchange offer; or

• you are not eligible to participate in the exchange offer or do not receive freely tradable exchange notes in the exchange offer.

In these cases, the registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this paragraph. We do not currently anticipate that we will register under the Securities Act any initial notes that remain outstanding after completion of the exchange offer.

Please refer to the section of this prospectus entitled “Risk Factors — Your failure to participate in the exchange offer will have adverse consequences.”

Resales	It may be possible for you to resell the notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to the conditions described under “— Obligations of Broker-Dealers” below.

To tender your initial notes in this exchange offer and resell the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, you must make the following representations:

• you are authorized to tender the initial notes and to acquire exchange notes, and that we will acquire good and unencumbered title thereto,

• the exchange notes acquired by you are being acquired in the ordinary course of business,

• you have no arrangement or understanding with any person to participate in a distribution of the exchange notes and are not participating in, and do not intend to participate in, the distribution of such exchange notes,

• you are not an “affiliate,” as defined in Rule 405 under the Securities Act, of ours, or you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

• if you are not a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of exchange notes, and

• if you are a broker-dealer, initial notes to be exchanged were acquired by you as a result of market-making or other trading activities and you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

Please refer to the sections of this prospectus entitled “The Exchange Offer — Procedure for Tendering Initial Notes — Proper Execution and Delivery of Letters of Transmittal,” “Risk Factors — Risks

Relating to the Exchange Offer — Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes” and “Plan of Distribution.”

Obligations of Broker-Dealers	If you are a broker-dealer (1) that receives exchange notes, you must acknowledge that you will deliver a prospectus in connection with any resales of the exchange notes, (2) who acquired the initial notes as a result of market making or other trading activities, you may use the exchange offer prospectus as supplemented or amended, in connection with resales of the exchange notes, or (3) who acquired the initial notes directly from the issuers in the initial offering and not as a result of market making and trading activities, you must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with resales of the exchange notes.
Summary of Terms of the Exchange Notes

Issuer	Buffets, Inc.

Exchange Notes	$300 million aggregate principal amount of 12 1/2% Senior Notes due 2014. The forms and terms of the exchange notes are the same as the form and terms of the initial notes except that the issuance of the exchange notes is registered under the Securities Act, will not bear legends restricting their transfer and the exchange notes will not be entitled to registration rights under our registration rights agreement. The exchange notes will evidence the same debt as the initial notes, and both the initial notes and the exchange notes will be governed by the same indenture.

Maturity Date	November 1, 2014.

Interest	12 1/2% per annum, payable semi-annually in arrears on January 1 and July 1, commencing on January 1, 2007.

Guarantees	The notes are unconditionally guaranteed on a senior basis by Buffets Holdings and certain of our current and future domestic subsidiaries.

Ranking	The notes and the guarantees thereof are our and the guarantors’ senior obligations and rank:

• effectively junior to all of our and the guarantors’ existing and future secured indebtedness to the value of the assets securing such indebtedness,

• equally (“pari passu”) with any of our and the guarantors’ existing and future senior indebtedness, and

• senior to any of our and the guarantors’ existing and future subordinated indebtedness.

Optional Redemption	We are entitled to redeem some or all of the notes at any time on or after November 1, 2010 at the redemption prices set forth in this prospectus. In addition, prior to November 1, 2010, we may redeem some or all of the notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, plus the “make whole” premium set forth in this prospectus. We are entitled to redeem up to 35% of the aggregate principal amount of the notes until November 1, 2009 with the net proceeds from certain equity offerings at the redemption price set forth in this prospectus.

Certain Covenants	The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to:

• incur or guarantee additional indebtedness;

• pay dividends and make other restricted payments;

• transfer or sell assets;

• make certain investments;

• create or incur certain liens;

• transfer all or substantially all of our assets or enter into merger or consolidation transactions; and

• enter into transactions with our affiliates.

Absence of a Public Market for the Exchange Notes	The exchange notes are new securities with no established market for them. We cannot assure you that a market for these exchange notes will develop or that this market will be liquid. Please refer to the section of this prospectus entitled “Risk Factors — Risks Relating to the Exchange Offer — There is no established trading market for the exchange notes.”

Form of the Exchange Notes	The exchange notes will be represented by one or more permanent global securities in registered form deposited on behalf of The Depository Trust Company with U.S. Bank National Association, as custodian. You will not receive exchange notes in certificated form unless one of the events described in the section of this prospectus entitled “Description of Notes — Book Entry; Delivery and Form — Exchange of Book Entry Notes for Certificated Notes” occurs. Instead, beneficial interests in the exchange notes will be shown on, and transfers of these exchange notes will be effected only through, records maintained in book-entry form by The Depository Trust Company with respect to its participants.
Risk Factors
      Investing in the notes involves substantial risks. You should carefully consider the risk factors set forth under the caption “Risk Factors” and the other information included in this prospectus prior to making an investment in the notes. See “Risk Factors” beginning on page 21.

Summary Historical and Pro Forma Financial Data
Buffets Holdings’ Summary and Unaudited Pro Forma Consolidated Financial Data
      The following table sets forth Buffets Holdings’ selected historical consolidated financial information for each of the periods indicated. The summary historical consolidated financial and other data set forth below for each of the years in the three-year period ended June 28, 2006 and as of the end of each such year have been derived from Buffets Holdings’ audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial and other data set forth below for the twelve weeks ended September 21, 2005 and September 20, 2006 and as of September 21, 2005 and September 20, 2006 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The summary pro forma financial data has been derived from the unaudited condensed combined pro forma financial statements included elsewhere in this prospectus and has been prepared to give effect to the Transactions.
      The summary financial information presented below is not necessarily indicative of results of future operations and should be read in conjunction with Buffets Holdings’ consolidated financial statements and the related notes, Ryan’s consolidated financial statements and related notes and the information included under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Use of Proceeds” and “Capitalization” included elsewhere in this prospectus.

					Pro Forma				Pro Forma
	Fiscal Year Ended				Fiscal Year	Twelve Weeks Ended			Twelve Weeks
					Ended				Ended
	June 30,		June 29,	June 28,	June 28,	Sept. 21,		Sept. 20,	Sept. 20,
	2004		2005	2006	2006	2005		2006	2006

	(Dollars in thousands, except average guest check and average weekly sales)
Operating Data:
Restaurant sales	$942,831		$926,781	$963,161	$1,785,586	$226,738		$221,276	$414,451
Restaurant costs	811,577		805,333	829,576	1,590,019	192,016		192,733	373,045
Advertising expenses	25,918		24,166	30,637	30,637	7,183		7,227	7,227
General and administrative expenses	44,898		43,706	44,198	96,765	10,046		9,728	21,114
Shareholders’ rights repurchase	—		—	757	757	—		—	—
Asset impairment and closed restaurant cost	2,963		6,518	11,987	17,673	256		742	3,851
Merger integration costs	—		—	—	—	—		440	440

Operating income	57,475		47,058	46,006	49,735	17,237		10,406	8,774
Interest expense, net(1)	39,185		47,585	51,867	88,383	11,786		13,200	20,401
Loss related to refinancing	4,776		856	647	647	647		243	243
Loss related to early extinguishment of debt	5,275		1,923	—	—	—		—	—
Other income	(1,379)		(935)	(994)	(6,091)	(197)		(202)	(1,544)

Income (loss) before income taxes	9,618		(2,371)	(5,514)	(33,204)	5,001		(2,835)	(10,326)
Income tax expense (benefit)	1,648		(187)	(742)	(13,282)	1,877		(1,695)	(4,754)

Net income (loss)	$7,970		$(2,184)	$(4,772)	$(19,922)	$3,124		$(1,140)	$(5,572)

Other Financial Data:
Capital expenditures(2)	$33,007		$29,131	$31,346	$78,590	$5,751		$6,836	$13,575
Supplemental Data:
EBITDA(3)	$82,610		$77,461	$78,420	$106,439	$24,062		$17,749	$22,140
Ratio of earnings to fixed charges(4)	1.2	x	—	—	—	1.4	x	—	—

				Pro Forma			Pro Forma
	Fiscal Year Ended			Fiscal Year	Twelve Weeks Ended		Twelve Weeks
				Ended			Ended
	June 30,	June 29,	June 28,	June 28,	Sept. 21,	Sept. 20,	Sept. 20,
	2004	2005	2006	2006	2005	2006	2006

	(Dollars in thousands, except average guest check and average weekly sales)
Balance Sheet Data (at end of period):(5)
Cash and cash equivalents	$26,072	$20,662	$20,219	$6,580	$19,901	$8,061	$6,721
Working capital(6)	(53,451)	(77,014)	(83,909)	(109,830)	(69,621)	(69,823)	(112,775)
Property and equipment, net	149,618	146,653	141,404	302,384	145,363	143,172	297,615
Total debt	498,339	466,194	462,514	835,000	468,762	471,796	835,000
Historical Key Operating Statistics:(7)
Number of company-owned restaurants (at end of period)	360	354	338	672	355	340	673
Average guest check	$7.22	$7.42	$7.89	$8.10	$7.76	$8.02	$8.17
Average weekly sales	$49,949	$50,273	$53,381	$49,984	$53,451	$54,596	$49,962
Same-store sales growth	1.3%	(0.6)%	4.6%	2.1%	4.2%	-0.4%	-1.3%

(1)	If the blended interest rate on total variable rate debt were 0.125% higher, it would increase our total interest expense by approximately $0.7 million and $0.2 million for the pro forma fiscal year ended June 28, 2006 and pro forma 12 weeks ended September 20, 2006, respectively.

(2)	Capital expenditures include new restaurant construction costs, refurbishments and capitalized maintenance costs.
(3)	EBITDA represents earnings before depreciation and amortization, net interest expense and income taxes. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies. Management believes that the presentation of EBITDA included in this prospectus provides useful information to investors regarding our results of operations because they assist in analyzing and benchmarking the performance and value of our business. Although we use EBITDA as a financial measure to assess the performance of our business, the use of EBITDA is limited because it does not include certain material cash costs, such as interest and taxes, necessary to operate our business. EBITDA included in this prospectus should be considered in addition to, and not as a substitute for, net income (loss) in accordance with GAAP as a measure of performance.

The table below reconciles pro forma EBITDA to pro forma net income (loss), the most directly comparable GAAP measure:

	Pro Forma Consolidated Summary Financial Information
	Fiscal Year Ended June 28, 2006						Twelve Weeks Ended September 20, 2006

	Buffets	Ryan’s					Buffets	Ryan’s
	Holdings,	Restaurant	Pro Forma		Pro Forma		Holdings,	Restaurant	Pro Forma		Pro Forma
	Inc.	Group, Inc.	Adjustments		Combined		Inc.	Group, Inc.	Adjustments		Combined

	(Dollars in thousands)
Net income (loss)	$(4,772)	$25,966	$(41,116	)(a)	$(19,922)		$(1,140)	$4,203	$(8,635	)(b)	$(5,572)
Depreciation and amortization	32,067	35,401	(16,208)		51,260		7,384	8,806	(4,125)		12,065
Interest expense, net	51,867	9,392	27,124		88,383		13,200	1,928	5,273		20,401
Income tax expense (benefit)	(742)	12,447	(24,987)		(13,282)		(1,695)	2,189	(5,248)		(4,754)

EBITDA	$78,420	$83,206	$(55,187)		$106,439	(c)(d)	$17,749	$17,126	$(12,735)		$22,140	(c)(d)

(a)	Includes $2.3 million of cost reductions. See Note (2) under “Unaudited Pro Forma Condensed Combined Financial Information — Pro Forma Consolidated Statement of Operations for the Year Ended June 28, 2006.”

(b)	Includes $0.5 million of cost reductions. See Note (7) under “Unaudited Pro Forma Condensed Combined Financial Information — Pro Forma Consolidated Statement of Operations for the Twelve Weeks Ended September 20, 2006.”

The table below reconciles our historical EBITDA to historical net income (loss), the most directly comparable GAAP measure:

	Fiscal Year Ended			Twelve Weeks Ended

	June 30,	June 29,	June 28,	September 21,	September 20,
	2004	2005	2006	2005	2006

	(Dollars in thousands)
Net income (loss)	$7,970	$(2,184)	$(4,772)	$3,124	$(1,140)
Depreciation and amortization	33,807	32,247	32,067	7,275	7,384
Interest expense, net	39,185	47,585	51,867	11,786	13,200
Income tax expense (benefit)	1,648	(187)	(742)	1,877	(1,695)

EBITDA	$82,610	$77,461	$78,420	$24,062	$17,749

(c)	Pro forma EBITDA has not been adjusted to exclude items that are not considered by management to be indicative of our underlying results or to reflect the full year impact of certain events. These adjustments include the following:

•	$11.7 million and $3.1 million of impairment of assets for the fiscal year ended June 28, 2006 and the twelve weeks ended September 20, 2006, respectively.

•	$0.6 million and $0.2 million of loss related to refinancing for the fiscal year ended June 28, 2006 and the twelve weeks ended September 20, 2006, respectively.

•	$2.6 million and $0.4 million of fees paid to Caxton-Iseman Capital under an advisory agreement and the repurchase of shareholder rights of certain former company employees for the fiscal year ended June 28, 2006 and the twelve weeks ended September 20, 2006, respectively.

•	$0.1 million and $0.1 million of deferred rent and sale-leaseback gains reflecting the non-cash portion of straight-line accounting rent, amortization of deferred landlord contributions received for restaurant construction and refurbishments and the amortization of sale leaseback gains for the fiscal year ended June 28, 2006 and the twelve weeks ended September 20, 2006, respectively.

•	$1.3 million of loss and ($0.6) million of gain on disposition of assets for the fiscal year ended June 28, 2006 and the twelve weeks ended September 20, 2006, respectively.

•	$2.4 million of closed restaurant/new store cash flow impact reflecting the annualization of the opening of new restaurants as if they had been open as of the beginning of the fiscal year and the annualization of certain restaurants closed during the year as if they had been closed as of the beginning of the fiscal year for the fiscal year ended June 28, 2006, and $0.2 million of closed restaurant/new store cash flow impact reflecting the annualization of the opening of new restaurants as if they had been open as of the beginning of the quarter and the annualization of certain restaurants closed during the year as if they had been closed as of the beginning of the quarter for the twelve weeks ended September 20, 2006.

•	$5.4 million and $0.6 million of closed restaurant costs reflecting the costs of severance paid to employees of restaurants closed during the year and the future rent and other obligations associated with closed restaurants for the fiscal year ended June 28, 2006 and the twelve weeks ended September 20, 2006, respectively.

•	$1.2 million and $0.5 million reflecting the annualization of the EBITDA impact from the acquisition of five J.J. Norths restaurants acquired on August 1, 2006 as if they had been acquired on June 30, 2005 and June 29, 2006, respectively, for the fiscal year ended June 28, 2006 and the twelve weeks ended September 20, 2006, respectively. The total purchase price for the five J.J. Norths restaurants was approximately $3.3 million. During the remainder of fiscal 2007, we plan to spend $3.0 million to convert three of these restaurants to HomeTown Buffet restaurants and one restaurant to a Tahoe Joe’s Famous Steakhouse restaurant. The remaining restaurant will continue to operate as a J.J. Norths restaurant.

•	$0.4 million and $0.1 million of class action suit settlement/legal fees reflecting legal fees paid by us in defense of a wage and hour lawsuit in California, plus approximately $9.8 million for legal fees and settlement costs associated with a collective-action suit filed in the state of Tennessee for the fiscal year ended June 28, 2006 and the twelve weeks ended September 20, 2006, respectively.

•	$1.4 million of costs related to retiree medical benefits reflecting the reversal of an adjustment to accrue the total liability associated with an executive retiree medical benefit plan for the fiscal year ended June 28, 2006.

•	$0.9 million and $0.1 million of pre-opening costs reflecting the costs of food, labor, training and other costs associated with the opening of new restaurants for the fiscal year ended June 28, 2006 and the twelve weeks ended September 20, 2006, respectively. Going forward, the company plans to curtail new restaurant development at Ryan’s.

•	$0.8 million and 0.2 million of non-cash stock option compensation reflecting the non-cash charge for stock option expense associated with Ryan’s adoption of FAS 123(R) for the fiscal year ended June 28, 2006 and the twelve weeks ended September 20, 2006, respectively.

•	$0.9 million and $0.8 million of Board oversight costs for strategic alternatives reflecting costs paid to third party consultants and advisors in contemplation of Ryan’s strategic alternatives review for the fiscal year ended June 28, 2006 and the twelve weeks ended September 20, 2006, respectively.

•	$0.3 million and $0.1 million of land site cancellation costs in G&A reflecting dead site costs incurred as part of Ryan’s ongoing restaurant construction and development program for the fiscal year ended June 28, 2006 and the twelve weeks ended September 20, 2006, respectively. Going forward, the company plans to curtail new restaurant development at Ryan’s.

•	$(3.2) million gain on disposal of assets for the fiscal year ended June 28, 2006.

•	$0.4 million of merger integration costs associated with the Transactions for the twelve weeks ended September 20, 2006.

(d)	Pro forma EBITDA has also not been adjusted to exclude or include the impact of the following items, which are forward looking in nature and may or may not materialize:

•	$53.3 million and $12.3 million of identified costs savings for the fiscal year ended June 28, 2006 and the twelve weeks ended September 20, 2006, respectively reflecting:

•	Approximately $13.9 million and $3.2 million in costs savings through reductions in Ryan’s corporate office and executive staff, consolidation of back office and administrative functions and the elimination of various redundant costs and activities, and $1.7 million and $0.4 million through other measures, for the fiscal year ended June 28, 2006 and the twelve weeks ended September 20, 2006, respectively.

•	Approximately $13.2 million and $3.0 million in cost savings through lower costs of food products and supplies by re-negotiating contracts with our principal suppliers and shifting to best practices in purchasing between our and Ryan’s purchasing process, and $3.0 million and $0.7 million in cost savings through shifting to in-house production of certain products and certain other measures, for the fiscal year ended June 28, 2006 and the twelve weeks ended September 20, 2006, respectively.

•	$9.7 million and $2.2 million in cost savings through more cost effective labor scheduling, and $7.2 million and $1.7 million in cost savings through changes to Ryan’s benefit plan and certain other measures, for the fiscal year ended June 28, 2006 and the twelve weeks ended September 20, 2006, respectively, and

•	$4.6 million and $1.1 million will be realized from the migration of certain of Ryan’s practices to those of ours for the fiscal year ended June 28, 2006 and the twelve weeks ended September 20, 2006, respectively. For example, these include $1.5 million and $0.3 million in cost savings through the elimination of certain employee background checks, approximately $2.0 million and 0.5 million in cost savings by changing Ryan’s employee safety shoe program and the adoption of our smallwares management program and approximately $0.7 million and $0.2 million in savings by eliminating Ryan’s verification and acceptance of personal checks for payment for the fiscal year ended June 28, 2006 and the twelve weeks ended September 20, 2006, respectively.
Certain statements in this footnote (d) are forward looking statements. See “Disclosure Regarding Forward-Looking Statements.”
The cost reductions described above exclude $2.3 million and $0.5 million of cost reductions for the fiscal year ended June 28, 2006 and the twelve weeks ended September 20, 2006, respectively. See Notes (a) and (b) above.

(4)	“Fixed charges” is the sum of our interest expense, less interest income, less original issue discount amortization, less debt issuance cost amortization, plus capitalized interest, plus amortized premiums, discounts and capitalized expenses related to indebtedness, plus interest in rental expense. “Earnings” is the sum of our pre-tax income before minority interest, plus fixed charges, plus amortization of capitalized interest, less capitalized interest, less minority interest in pre-tax income of subsidiaries that had not incurred fixed charges. Earnings were insufficient to cover fixed charges by $2.8 million in the year ended June 29, 2005, $5.6 million in the year ended June 28, 2006, $33.0 million in the pro forma fiscal year ended June 28, 2006, $2.8 million in the twelve weeks ended September 20, 2006 and $10.2 million in the pro forma twelve weeks ended September 20, 2006. Other companies may calculate earnings to fixed charges ratio differently and accordingly our earnings to fixed charges ratio may not be directly comparable to the earnings to fixed charges ratio of other companies.

(5)	The pro forma balance sheet data reflects adjustments to give effect to the Transactions.

(6)	The table below reconciles our working capital to current assets, the most directly comparable GAAP measure. Other companies may calculate net working capital differently and accordingly our net working capital may not be directly comparable to the net working capital of other companies.

	As of				As of
				Pro Forma			Pro Forma
	June 30,	June 29,	June 28,	as of June	Sept. 21,	Sept. 20,	as of Sept.
	2004	2005	2006	28, 2006	2005	2006	20, 2006

Current assets	89,095	65,102	59,732	76,351	63,183	46,253	70,751
Less cash	26,072	20,662	20,219	6,580	19,901	8,061	6,721

Net current assets	63,023	44,440	39,513	69,771	43,282	38,192	64,031
Current liabilities	118,774	123,470	125,284	200,213	114,919	115,877	187,106
Less: current portion LTD	2,300	2,016	1,862	20,612	2,016	7,862	10,300

Net current liabilities	116,474	121,454	123,422	179,601	112,903	108,015	176,806

Net working capital	$(53,451)	$(77,014)	$(83,909)	$(109,830)	$(69,621)	$(69,823)	$(112,775)

(7)	Reflects data relating to all of our company-owned restaurants, including our buffet and non-buffet concepts.

Ryan’s Summary Consolidated Financial Data
      The summary historical consolidated financial information set forth below for each of the years in the three-year period ended December 28, 2005 and as of the end of each such year have been derived from Ryan’s audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial and other data set forth below for the nine months ended September 28, 2005 and September 27, 2006 and as of the end of each such period have been derived from Ryan’s unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as Ryan’s audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.
      The summary selected financial information presented below is not necessarily indicative of results of future operations and should be read in conjunction with Ryan’s consolidated financial statements and the related notes and the information included under the captions “Selected Historical Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Use of Proceeds” and “Capitalization” included elsewhere in this prospectus.

	Fiscal Year Ended			Nine Months Ended

	December 31,	December 29,	December 28,	September 28,	September 27,
	2003	2004	2005	2005	2006

	(Dollars in thousands, except average guest check and average weekly sales)
Consolidated Statement of Earnings Data
Restaurant sales	$805,009	$827,015	$824,986	$628,116	$615,763
Cost of sales:
Food and beverage	283,535	288,083	286,833	219,133	211,419
Payroll and benefits	256,574	267,698	272,043	206,422	200,115
Depreciation	32,047	32,685	33,651	25,133	25,117
Impairment charges	1,414	1,539	6,527	4,065	3,556
Other restaurant expenses	111,914	117,199	132,916	98,610	96,197

Total cost of sales	685,484	707,204	731,970	553,363	536,404

General and administrative expenses	38,600	41,416	49,369	37,501	43,695
Interest expense	10,216	10,640	9,696	7,143	6,389
Royalties from franchised restaurants	(1,503)	(1,161)	(344)	(344)	—
Other income, net	(2,709)	(2,602)	(4,430)	(2,889)	(3,736)

Earnings before income taxes	74,921	71,518	38,725	33,342	33,011
Income taxes	25,098	24,592	12,345	11,105	11,149

Net income	$49,823	$46,926	$26,380	$22,237	$21,862

Earnings per share:
Basic	$1.18	$1.12	$.63	$.53	$.52
Diluted	1.14	1.09	.62	.52	.51
Weighted-average shares (in thousands):
Basic	42,210	41,803	41,969	41,941	42,255
Diluted	43,754	43,235	42,689	42,742	42,715

	Fiscal Year Ended			Nine Months Ended

	December 31,	December 29,	December 28,	September 28,	September 27,
	2003	2004	2005	2005	2006

	(Dollars in thousands, except average guest check and average weekly sales)
Selected Other Consolidated Data
Cash provided by operating activities	$94,012	$89,542	$69,534	$61,642	$40,058
Property and equipment additions	76,353	75,483	76,455	61,998	18,307
Total assets	651,689	684,346	706,828	706,828	697,260
Long-term debt (including current portion)	196,000	183,000	173,250	173,250	147,000
Shareholders’ equity	356,940	395,606	423,634	423,634	449,418
Company-owned restaurants open at end of period	334	341	338	339	333
Average guest check	$7.66	$7.95	$8.17	$8.23	$8.37
Average weekly sales	47,582	47,397	46,588	47,369	46,990
Same-store sales change	0.1%	(0.7)%	(2.6)%	(3.6)%	(1.1)%

RISK FACTORS
      You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in the notes. If any of the following risks or uncertainties actually occur, our business, financial condition and operating results would likely suffer. Certain statements in “Risk Factors” are forward-looking statements. See “Disclosure Regarding Forward-Looking Statements.”
Risks Relating to Our Business

Our core buffet restaurants are a maturing restaurant concept and face intense competition.
      Our restaurants operate in a highly competitive industry comprised of a large number of restaurants, including national and regional restaurant chains and franchised restaurant operations, as well as locally-owned, independent restaurants. Price, restaurant location, food quality, service and attractiveness of facilities are important aspects of competition, and the competitive environment is often affected by factors beyond management’s control, including changes in the public’s taste and eating habits, population and traffic patterns and economic conditions. Many of our competitors have greater financial resources than we have and there are few non-economic barriers to entry. Therefore, new competitors may emerge at any time. We cannot assure you that we will be able to compete successfully against our competitors in the future or that competition will not have a material adverse effect on our operations or earnings.
      We have been operating our core buffet restaurant concept for over twenty-three years, and our restaurant locations have a median age of approximately twelve years. As a result, we are exposed to vulnerabilities associated with being a mature concept, including innovations by competitors and out-positioning in markets where the demographics or customer preferences have changed. Mature units require greater expenditures for repair, maintenance, refurbishments and re-concepting, and we will be required to continue making such expenditures in the future in order to preserve traffic at many of our restaurants. We cannot be sure that these expenditures, particularly for remodeling and refurbishing, will be successful in preserving or building guest counts.
      If our competitors in the casual dining, mid-scale and quick-service segments respond to any economic changes by adopting discount pricing strategies, they could have the effect of drawing customers away from companies such as ours that do not routinely engage in discount pricing, thereby reducing sales and pressuring margins. Because certain elements of our cost structure are fixed in nature, particularly over shorter time horizons, changes in marginal sales volume can have a more significant impact on our profitability than for a business operating in a more variable cost structure.

We are dependent on attracting and retaining qualified employees while controlling labor costs.
      We operate in the service sector and are therefore extremely dependent upon the availability of qualified restaurant personnel. Availability of staff varies widely from location to location. If restaurant management and staff turnover trends increase, we would suffer higher direct costs associated with recruiting, training and retaining replacement personnel. Moreover, we could suffer from significant indirect costs, including restaurant disruptions due to management changeover, increased above-store management staffing and potential delays in new store openings due to staff shortages. Competition for qualified employees exerts pressure on wages paid to attract qualified personnel and raises recruiting expenses, resulting in higher labor costs.
      Many of our employees are hourly workers whose wages may be impacted by an increase in the federal or state minimum wage. Proposals have been made at federal and state levels to increase minimum wage levels. An increase in the minimum wage may create pressure to increase the pay scale for our employees. A shortage in the labor pool, competition for employees or other general inflationary pressures or changes could also increase our labor costs.
      Furthermore, the operation of buffet-style restaurants is materially different from other restaurant concepts. Consequently, the retention of executive management familiar with our core buffet business is important to our continuing success. The departure of one or more key operations executives or the departure of multiple executives in a short time period could have an adverse impact on our business.
      Our workers’ compensation and employee benefit expenses are disproportionately concentrated in states with adverse legislative climates. Our highest per-employee workers’ compensation insurance costs are in California, where we retain a large employment presence. Various states have considered legislation that would require large employers to provide health insurance or equivalent funding for workers who have traditionally not been covered by employer health plans. Other potential state and federal mandates, such as compulsory paid absences, increases in overtime wages and unemployment tax rates, stricter citizenship requirements and revisions in the tax treatment of employee gratuities, could also adversely affect our business. Any increases in labor costs could have a material adverse effect on our results of operations and could decrease our profitability and cash available to service our debt obligations, if we were unable to compensate for such increased labor costs by raising the prices we charge our customers or realizing additional operational efficiencies.

We are dependent on timely delivery of fresh ingredients by our suppliers. We are also substantially dependent on a single food supplier.
      Our restaurant operations are dependent on timely deliveries of fresh ingredients, including fresh produce, dairy products and meat. The cost, availability and quality of the ingredients we use to prepare our food are subject to a range of factors, many of which are beyond our control. Fluctuations in weather, supply and demand and economic and political conditions could adversely affect the cost, availability and quality of our ingredients. Historically, when operating expenses increased due to inflation or increases in food costs, we recovered increased costs by increasing our menu prices. However, we may not be able to recover increased costs in the future because competition may limit or prohibit such future increases. If our food quality declines due to the lack of, or lower quality of, our ingredients or due to interruptions in the flow of fresh ingredients and similar factors, customer traffic may decline and negatively affect our restaurants’ results. We rely exclusively on third-party distributors and suppliers for such deliveries. The number of companies capable of servicing our distribution needs on a national basis has declined over time, reducing our bargaining leverage and increasing vulnerability to distributor interruptions.
      We rely on a third party supplier to provide approximately 75% of the food products used in our restaurants. If this supplier is unable to perform its agreements with us or if the agreements with this supplier are suddenly and unexpectedly terminated, supply costs could increase and disruptions in distribution could occur during the transition to other food suppliers.

Our restaurant sales are subject to seasonality and major world events.
      Our restaurant sales volume fluctuates seasonally. Overall, restaurant sales are generally higher in the summer months and lower in the winter months. Positive or negative trends in weather conditions can have a strong influence on our business. This effect is heightened because many of our restaurants are in geographic areas that experience extremes in weather, including severe winter conditions and tropical storm patterns. Increases in gasoline prices may also have a negative impact on our business as they may decrease customers’ discretionary spending and their dining out expenditures. Additionally, major world events may adversely affect our business.

Our business is affected by changes in consumer preferences and consumer discretionary spending.
      The restaurant industry is affected by consumer preferences and perceptions. If prevailing health or dietary preferences and perceptions cause consumers to avoid our products in favor of alternative or healthier foods, our business could be hurt. In addition, negative publicity about our products could materially harm our business, results of operations and financial condition.
      Our success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions, consumer confidence and the availability of discretionary income. Changes in economic conditions affecting our customers could reduce traffic in some or all of our restaurants or limit our ability to raise prices, either of which could have a material adverse effect on our financial condition and results of operations. Accordingly, we may experience declines in sales during economic downturns or periods of prolonged elevated energy prices or due to possible terrorist threats or attacks. Any material decline in consumer confidence or in the amount of discretionary spending could have a material adverse effect on our business, results of operations and financial condition.

Current restaurant locations may become unattractive, and attractive new locations may not be available for a reasonable price, if at all.
      The success of any restaurant depends in substantial part on its location. There can be no assurance that current locations will continue to be attractive as demographic patterns change. Neighborhood or economic conditions where restaurants are located could decline in the future, thus resulting in potentially reduced sales in these locations. If we cannot obtain desirable locations at reasonable prices, our ability to effect our growth strategy will be adversely affected.

We face risks associated with government regulations.
      In addition to wage and benefit regulatory risks, we are subject to other extensive government regulation at federal, state and local levels. These include, but are not limited to, regulations relating to the sale of food in all of our restaurants and of alcoholic beverages in our Tahoe Joe’s Famous Steakhouse® restaurants. We are required to obtain and maintain governmental licenses, permits and approvals. Difficulty or failure in obtaining or maintaining them in the future could result in delaying or canceling the opening of new restaurants or the closing of current ones. Local authorities may suspend or deny renewal of our governmental licenses if they determine that our operations do not meet the standards for initial grant or renewal. This risk would be even higher if there were a major change in the licensing requirements affecting our types of restaurants.
      The Federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Mandated modifications to our facilities in the future to make different accommodations for disabled persons could result in material, unanticipated expense.
      Application of state “Dram Shop” statutes, which generally provide a person injured by an intoxicated patron the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person, to our operations, or liabilities otherwise associated with liquor service in our Tahoe Joe’s Famous Steakhouse® restaurants, could negatively affect our financial condition if not insured.

Negative publicity relating to one of our restaurants, including our franchised restaurants, could reduce sales at some or all of our other restaurants.
      We are, from time to time, faced with negative publicity relating to food quality, restaurant facilities, health inspection scores, employee relationships or other matters at one of our restaurants or those of our franchisees. Adverse publicity may negatively affect us, regardless of whether the allegations are valid or whether we are liable. In addition, the negative impact of adverse publicity relating to one restaurant may extend beyond the restaurant involved to affect some or all of our other restaurants. If a franchised restaurant fails to meet our franchise operating standards, our own restaurants could be adversely affected due to customer confusion or negative publicity. A similar risk exists with respect to totally unrelated food service businesses, if customers mistakenly associate such unrelated businesses with our own operations.

Food-borne illness incidents could result in liability to us and could reduce our restaurant sales.
      We cannot guarantee that our internal controls and training will be fully effective in preventing all food-borne illnesses. Furthermore, our reliance on third-party food processors makes it difficult to monitor food safety compliance and increases the risk that food-borne illness would affect multiple locations rather than single restaurants. Some food-borne illness incidents could be caused by third-party food suppliers and transporters outside of our control. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, such as bovine spongiform encephalopathy (“BSE”), sometimes referred to as “mad cow disease,” that could give rise to claims or allegations on a retroactive basis. In addition, the levels of chemicals or other contaminants that are currently considered safe in certain foods may be regulated more restrictively in the future or become the subject of public concern.
      The reach of food-related public health concerns can be considerable due to the level of attention given to these matters by the media. Local public health developments and concerns over diseases such as avian flu and E. coli could have a national adverse impact on our sales. Similarly, concerns related to particular food constituents or the byproducts of cooking processes could also have an adverse impact. This could occur whether or not the developments are specifically attributable to our restaurants or those of our franchisees or competitors.

Any negative development relating to our self-service food service approach would have a material adverse impact on our primary business.
      Our buffet restaurants utilize a service format that is heavily dependent upon self-service by our customers. Food tampering by customers or other events affecting the self-service format could cause regulatory changes or changes in our business pattern or customer perception. Any development that would materially impede or prohibit our continued use of a self-service approach, or reduce the appeal of self-service to our guests, would have a material adverse impact on our primary business.

We face risks associated with environmental laws.
      We are subject to federal, state and local laws, regulations and ordinances relating to the protection of the environment, including those that govern the cleanup of contaminated sites and activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes. These laws and regulations may impose liability for the costs of cleaning up, and damage resulting from, sites contaminated by past spills, disposals or other releases of hazardous materials. We could incur such liabilities, including resulting cleanup costs, regardless of whether we lease or own the restaurants or land in question and regardless of whether such environmental conditions were created by us or resulted from historical operations of a prior owner or tenant or other third parties. We cannot guarantee that our obligations relating to environmental conditions relating to our prior, existing or future restaurants or restaurant sites will not have a material adverse affect on us.

We face risks because of the number of restaurants that we lease.
      Our success depends in part on our ability to secure leases in desired locations at rental rates we believe to be reasonable. We currently lease all of our restaurants located in shopping centers and malls, and we lease the land for all but one of our freestanding restaurants. We also lease the buildings for some of our freestanding locations. By December 2009, approximately 50 of our current leases will have expiring base lease terms and be subject to renewal consideration. Each of our lease agreements provides that the lessor may terminate the lease for a number of reasons, including our default in any payment of rent or taxes or our breach of any covenant or agreement in the lease. Termination of any of our leases could harm our results of operations and, as with a default under any of our indebtedness, could have a material adverse impact on our liquidity. Although we believe that we will be able to renew the existing leases that we wish to extend, there is no assurance that we will succeed in obtaining extensions in the future at rental rates that we believe to be reasonable or at all. Moreover, if some locations should prove to be unprofitable, we could remain obligated for lease payments even if we decided to withdraw from those locations. We will incur special charges relating to the closing of such restaurants, including lease termination costs. Impairment charges and other special charges will reduce our profits.

We may not be able to protect our trademarks and other proprietary rights.
      We believe that our trademarks and other proprietary rights are important to our success and our competitive position. Accordingly, we devote substantial resources to the establishment and protection of our trademarks and proprietary rights. However, the actions taken by us may be inadequate to prevent imitation of our brands, proprietary rights and concepts by others, which may thereby dilute our brands in the marketplace or diminish the value of such proprietary rights, or to prevent others from claiming violations of their trademarks and proprietary rights by us. In addition, others may assert rights in our trademarks and other proprietary rights. Our exclusive rights to our trademarks are subject to the common law rights of any other person who began using the trademark (or a confusingly similar mark) prior to both the date of our registration and our first use of such trademarks in the relevant territory. For example, because of the common law rights of such a preexisting restaurant in portions of Colorado and Wyoming, our restaurants in those states use the name “Country Buffet®.” We cannot assure you that third parties will not assert claims against our intellectual property or that we will be able to successfully resolve such claims. Future actions by third parties may diminish the strength of our restaurant concepts’ trademarks or other proprietary rights and decrease our competitive strength and performance. We could also incur substantial costs to defend or pursue legal actions relating to the use of our intellectual property, which could have a material adverse affect on our business, results of operation or financial condition.

We may not realize the anticipated benefits of our acquisition of Ryan’s and we may face certain challenges regarding the integration of Ryan’s.
      We expect that we will realize cost savings and other financial and operating benefits as a result of our acquisition of Ryan’s. However, we cannot predict with certainty when these cost savings and benefits will occur or the extent to which they actually will be achieved, if at all. Additionally, the successful integration of Ryan’s will depend primarily on our ability to manage the operations of the combined company, which will require our management to devote a significant amount of time to such integration. A prolonged diversion of management’s attention and any delays or difficulties encountered in connection with the integration of Ryan’s business or realization of material expected synergies could hurt our business, results of operations and financial condition.
      We may also be subject to unexpected claims and liabilities arising from the acquisition of Ryan’s. These claims and liabilities could be costly to defend and could be material in amount, which could have an adverse impact on our business, results of operations and financial condition.

Complaints or litigation may hurt us.
      We are from time to time subject to employee claims alleging injuries, wage and hour violations, discrimination, harassment or wrongful termination. In recent years, a number of restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace, employment and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Currently, we and Ryan’s are the subjects of respective collective-action lawsuits that are described in the section “Business — Legal Proceedings.” Regardless of whether any claims against us are valid or whether we are ultimately determined to be liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our financial performance. A significant judgment for any claim(s) could materially adversely affect our financial condition or results of operations.

We are controlled by a single shareholder and its interests may conflict with yours.
      Through their ownership of approximately 80.6% of outstanding common stock of Buffets Restaurants Holdings, Caxton-Iseman Investments L.P. and its affiliates control, and will likely continue to exercise control over, our business by virtue or their voting power with respect to the election of our directors. Our majority shareholder may authorize actions that are not in your best interests, and, in general, its interests may not be fully aligned with yours.
Risks Relating to Our Substantial Indebtedness and Other Liabilities

Our indebtedness may limit our cash flow available to invest in our business, which could prevent us from fulfilling our obligations under the notes.
      We have substantial debt service obligations. As of September 20, 2006, on a pro forma basis, after giving effect to the offering of the initial notes and other Transactions, our long-term debt would have been

$835.0 million, and our shareholders’ deficit would have been approximately $133.1 million. We may also incur additional debt in the future, subject to certain limitations contained in our debt instruments.
      The degree to which we are leveraged could have important consequences, including:

•	the impairment of our ability to obtain additional financing in the future for working capital, capital expenditures, for, among other items, restaurant development and refurbishment, acquisitions, general corporate purposes or other purposes,

•	a significant portion of our cash flow from operations must be dedicated to the payment of principal and interest on our debt, which reduces the funds available to us for our operations,

•	some of our debt is, and will continue to be, at variable rates of interest, which may result in higher interest expense in the event of increases in interest rates, and

•	our debt contains, and any refinancing of our debt likely will contain, financial and restrictive covenants, the failure to comply with which may result in an event of default which, if not cured or waived, could have a material adverse effect on us.

The indenture governing the notes and the terms of our New Credit Facility contain various covenants which limit the discretion of our management in operating our business and could prevent us from engaging in some beneficial activities.
      The indenture governing the notes and the terms of the New Credit Facility contain various restrictive covenants that limit our management’s discretion in operating our business. In particular, these agreements include covenants relating to limitations on:

•	dividends on, and redemptions and repurchases of, capital stock,

•	liens and sale-leaseback transactions,

•	loans and investments,

•	debt and hedging arrangements,

•	mergers, acquisitions and asset sales,

•	transactions with affiliates, and

•	changes in business activities conducted by us and our subsidiaries.
      In addition, our New Credit Facility requires us to maintain certain financial ratios. It also limits our ability to make capital expenditures. See “Description of Credit Facility.”
      If we fail to comply with the restrictions of the indenture governing the notes or the terms of our New Credit Facility or any other subsequent financing agreements, a default may allow the creditors, if the agreements so provide, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. The lenders may also be able to terminate any commitments they had made to supply us with further funds. Accordingly, we may not be able to fully repay our debt obligations, if some or all of our debt obligations are accelerated upon an event of default.

We have substantial operating lease obligations. Our operating leases contain terms that could limit our ability to manage our business and result in the termination of our leases.
      We have substantial operating lease obligations. On a pro forma basis, we estimate that our operating lease obligations will be approximately $532.6 million for fiscal years 2007 through 2011. Operating leases are not treated as indebtedness under the indenture governing the notes and we are not restricted from entering into any operating leases. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations” and “The Ryan’s Acquisition and Related Transactions — Financing Transactions — The Sale-Leaseback Transaction.”

      In connection with the Ryan’s acquisition and the offering of the initial notes, we entered into the Sale-Leaseback Transaction and received gross proceeds in the amount of approximately $566.8 million. In the Sale-Leaseback Transaction, we sold the land (or, in certain cases, assigned our interest in the ground leased properties pursuant to an assignment of the underlying ground leases) and related improvements with respect to approximately 275 Ryan’s restaurants and seven Buffets restaurants and simultaneously leased these properties back. In connection with the Sale-Leaseback Transaction and the other Transactions, we incurred significant federal, state and local tax liabilities, which we estimate will result in cash payments of between $30 million and $40 million over the next 18 months.
      The leases under the Sale-Leaseback Transaction require our subsidiaries that are tenants under these leases to maintain a fixed coverage ratio. This covenant could limit our ability to manage our business and restrict us from taking actions that may be beneficial to our business. If our subsidiaries that are tenants are not able to maintain the fixed coverage ratio or otherwise comply with the terms of the leases, the landlords under their respective leases may terminate our right to possession without terminating the leases and also pursue all other remedies available to the landlords pursuant to law or judicial decision under laws of the applicable state. Any such termination of the leases or our right to possession, acceleration or exercise of other applicable remedy by the landlords would have a material adverse affect on us.

We may not be able to generate sufficient cash flow to meet our debt service and operating lease obligations, including payments on the notes.
      Our ability to generate sufficient cash flow from operations to make payments on our debt and operating lease obligations will depend on our future financial performance, which will be affected by a range of economic, competitive, regulatory, legislative and business factors, many of which are outside of our control. If we do not generate sufficient cash flow from operations to satisfy our debt and operating lease obligations, including payments on the notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold or if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all. Our inability to generate sufficient cash flow to satisfy our debt and operating lease obligations, or to refinance or renegotiate our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations on the notes.
Risks Relating to the Exchange Notes

The exchange notes are unsecured and effectively subordinated to our secured indebtedness.
      The exchange notes are unsecured. The New Credit Facility (and any refinancing of it) is secured by substantially all of the personal and material owned real assets of the borrower and each of the guarantors under the New Credit Facility. If we become insolvent or are liquidated, or if payment under the New Credit Facility or any of our other secured debt obligations is accelerated, our lenders will be entitled to exercise the remedies available to a secured lender under applicable law and will have a claim on those assets before the holders of the notes. As a result, the exchange notes are effectively subordinated to our secured indebtedness to the extent of the value of the assets securing that indebtedness and the holders of the exchange notes may recover ratably less than the lenders of our secured debt in the event of our bankruptcy or liquidation. As of September 20, 2006, on a pro forma basis, after giving effect to the Transactions, we would have had approximately $530.0 million of senior secured indebtedness outstanding under the term loan facility of the New Credit Facility, and approximately $5.0 million outstanding under the revolving credit facility of the New Credit Facility and would have had $35.0 million of the revolving credit facility and $17.9 million of the pre-funded letter of credit facility available. Accordingly, there can be no assurance that there will be sufficient assets remaining after satisfying our obligations under our senior secured debt to pay amounts due on the exchange notes.

Increases in market interest rates will increase our debt service obligations.
      A portion of our debt, including the indebtedness under our New Credit Facility, bears interest at variable rates. An increase in the interest rates on our debt will reduce our funds available to repay the exchange notes and our other debt and to finance our operations and future business opportunities and, as a result, will intensify the consequences of our leveraged capital structure. As of September 20, 2006, on a pro forma basis after giving effect to the Transactions, $535.0 million of our total outstanding debt would bear interest at variable rates.

There is no established trading market for the exchange notes.
      The exchange notes are new securities for which there is currently no established market, and we cannot be sure if an active trading market will develop for the exchange notes, if any. We do not intend to apply for listing of the exchange notes on any securities exchange or on any automated dealer quotation system. The initial purchasers of the notes were Credit Suisse Securities (USA) LLC, UBS Securities LLC, Goldman, Sachs & Co. and Piper Jaffray & Co. Although we were informed by the initial purchasers as of the issue date of the initial notes that they intended to make a market for the exchange notes, they are not obligated to do so and any market-making may be discontinued at any time without notice. In addition, market-making activity may be limited during the pendency of the exchange offer or the effectiveness of the exchange offer registration statement.
      The liquidity of, and trading market for, the notes, and, if issued, the exchange notes, may also be adversely affected by, among other things:

•	changes in the overall market for high yield securities,

•	changes in our financial performance or prospects,

•	the prospects for companies in our industry generally,

•	the number of holders of the notes,

•	the interest of securities dealers in making a market for the notes, and

•	prevailing interest rates.

We may not be able to fulfill our repurchase obligations in the event of a change of control.
      Any change of control would constitute a default under the New Credit Facility. Therefore, upon the occurrence of a change of control, the lenders under our New Credit Facility would have the right to accelerate their loans, and we would be required to prepay all of our outstanding obligations under our New Credit Facility. In addition, subject to certain limited exceptions, our New Credit Facility prohibits us from purchasing any notes. If we do not repay all borrowings under our New Credit Facility or obtain a consent from our lenders under the New Credit Facility, we will be prohibited from purchasing the notes.
      Moreover, upon the occurrence of any change of control, we will be required to make a change of control offer under the exchange notes. If a change of control offer is made, there can be no assurance that we will have available funds sufficient to pay the change of control purchase price for any or all of the exchange notes that might be delivered by holders of the notes seeking to accept the change of control offer and, accordingly, none of the holders of the exchange notes may receive the change of control purchase price for their exchange notes. Our failure to make or consummate the change of control offer or pay the change of control purchase price when due would give the trustee and the holders of the exchange notes the rights described under “Description of the Notes — Defaults.”

It may be difficult for the holders of exchange notes to ascertain that a change of control has occurred, leading to uncertainty as to whether a holder of exchange notes may require us to repurchase the exchange notes.
      The definition of change of control includes a disposition of all or substantially all of our assets. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of our assets. As a result, it may be unclear as to whether a change of control has occurred and whether a holder of exchange notes may require us to make an offer to repurchase the exchange notes. See “Description of the Notes — Change of Control.”

We may enter into certain transactions that would not constitute a change of control but that result in an increase of our indebtedness.
      Subject to limitations under the indenture governing the notes and the New Credit Facility we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control under the indenture governing the notes and the New Credit Facility, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings in a way that adversely affects the holders of the notes. See “Description of the Notes — Change of Control.”

Fraudulent conveyance laws could void our obligations under the exchange notes.
      Our incurrence of debt under the exchange notes may be subject to review under federal and state fraudulent conveyance laws if a bankruptcy, reorganization or rehabilitation case or a lawsuit, including circumstances in which bankruptcy is not involved, were commenced by, or on behalf of, our unpaid creditors at some future date. Federal and state statutes allow courts, under specific circumstances, to void the exchange notes and require noteholders to return payments received from us.
      An unpaid creditor or representative of creditors could file a lawsuit claiming that the issuance of the exchange notes constituted a “fraudulent transfer.” To make such a determination, a court would have to find either that we (a) issued the exchange notes with the actual intent to hinder, delay or defraud creditors or (b) that we did not receive fair consideration or reasonably equivalent value for the exchange notes and that, at the time the exchange notes were issued, we:

•	were insolvent,

•	were rendered insolvent by the issuance of the exchange notes,

•	were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital, or

•	intended to incur, or believed that we would incur, debts beyond our ability to repay those debts as they matured.
      The measure of insolvency for these purposes will vary depending upon the law of the jurisdiction being applied. Generally, however, a company will be considered insolvent for these purposes if the sum of that company’s debts is greater than all of that company’s property, at a fair valuation, or if the present fair salable value of that company’s assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured. We cannot determine in advance what standard a court would apply to determine whether we were “insolvent” in connection with the sale of the exchange notes.
      If a court were to find that the issuance of the exchange notes constituted a fraudulent transfer, the court could void all or a portion of our obligations under the exchange notes, subordinate the claim in respect of the exchange notes to our other existing and future indebtedness or take other actions detrimental to you as a holder of the exchange notes, including in certain circumstances, invalidating the exchange notes.

Risks Related to the Exchange Offer

The issuance of the exchange notes may adversely affect the market for the initial notes.
      To the extent the initial notes are tendered and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted initial notes could be adversely affected. Because we anticipate that most holders of the initial notes will elect to exchange their initial notes for exchange notes due to the absence of restrictions on the resale of exchange notes under the Securities Act, we anticipate that the liquidity of the market for any initial notes remaining after the completion of this exchange offer may be substantially limited. Please refer to the section in this prospectus entitled “The Exchange Offer — Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences.”

Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.
      Based on interpretations of the staff of the Commission contained in Exxon Capital Holdings Corp., Commission no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., Commission no-action letter (June 5, 1991) and Shearman & Sterling, Commission no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under this act. We do not and will not assume, or indemnify you against, this liability.

INDUSTRY AND MARKET DATA
      Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties and industry and general publications. The industry and market data provided by Technomics, Inc., an independent research organization, is based on a report issued in March 2006 covering data from 1977 through 2006. The industry and market data provided by National Restaurant Association is based on a report issued in December 2005 covering projected data for 2005 and 2006. We have not independently verified market and industry data from third-party sources. While we believe internal company surveys are reliable and market definitions are appropriate, neither these surveys nor these definitions have been verified by any independent sources.
TRADEMARKS
      We have proprietary rights to a number of trademarks important to our business, including Old Country Buffet®, HomeTown Buffet®, Granny’s Buffet and Design®, Country Roadhouse Buffet & Grill®, Tahoe Joe’s®, Tahoe Joe’s Famous Steakhouse and Design®, Country Buffet®, Soup’N Salad Unlimited®, Ryan’s®, Ryan’s Family Steak House®, Mega Bar®, Fire Mountain® and Sensible Choices®. We also have rights in the trademarks JJ North’s® and JJ North’s Grand Buffet and Design® pursuant to a license from North’s Restaurant, Inc.
      All other trademarks or service marks referred to in this prospectus are the property of their respective owners and are not our or Ryan’s Restaurant Group, Inc.’s property.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus includes some forward-looking statements. Forward-looking statements give our and Ryan’s current expectations or forecasts of future events. All statements other than statements of current or historical fact contained in this prospectus, including statements regarding our and Ryan’s future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “plan,” and similar expressions, as they relate to us and Ryan’s, are intended to identify forward-looking statements. In particular, these include, among other things, the factors that are described in the “Risk Factors” and statements relating to:

•	general business and economic conditions,

•	negative publicity,

•	the impact of competition,

•	the seasonality of our business,

•	adverse weather conditions,

•	future commodity prices,

•	fuel and utility costs,

•	changes in minimum wage rates,

•	availability of food products,

•	labor availability, retention and costs,

•	employment and environmental laws,

•	public health developments including avian flu and E. coli,

•	developments affecting the public’s perception of buffet-style restaurants,

•	real estate availability,

•	interest rate fluctuations,

•	political environment (including acts of terrorism and wars),

•	governmental regulations, and

•	inflation.
      We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They can be affected by inaccurate assumptions we might make or by known or unknown risks, uncertainties and assumptions, including the risks, uncertainties and assumptions described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking statements in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus.
      Our forward-looking statements speak only as of the date made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE RYAN’S ACQUISITION AND RELATED TRANSACTIONS
The Ryan’s Acquisition
      On July 24, 2006, Buffets entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Buffets, Ryan’s, and Buffets Southeast, Inc., a South Carolina corporation and wholly owned subsidiary of Buffets (“Merger Sub”). In accordance with the terms of the Merger Agreement, on November 1, 2006, Merger Sub merged with and into Ryan’s, with Ryan’s remaining as the surviving corporation in a cash transaction valued at approximately $834.0 million, including debt that was repaid at closing. As a result of the Ryan’s acquisition, Ryan’s is a wholly-owned subsidiary of Buffets Holdings.
      Pursuant to the Merger Agreement, at the effective time of the Ryan’s acquisition, each issued and outstanding share of Ryan’s common stock, par value $1.00 per share (other than shares of common stock owned by Ryan’s, Buffets or Merger Sub or any of their respective subsidiaries), was cancelled and automatically converted into the right to receive $16.25 in cash, without interest. Also, at the effective time of the Ryan’s acquisition, each outstanding option to purchase Ryan’s common stock (all of which were previously vested or vested as a consequence of the Ryan’s acquisition) was cancelled and automatically converted into the right to receive the excess, if any, of $16.25 over the option exercise price. The shareholders of Ryan’s received an aggregate amount in cash of approximately $704.6 million (the “Ryan’s Acquisition Consideration”). The total acquisition price for the Ryan’s acquisition was approximately $834.0 million, which includes the repayment of the existing indebtedness of Ryan’s in the aggregate principal amount plus accrued interest and fees together totaling approximately $146.9 million as of November 1, 2006, less Ryan’s cash on hand of approximately $17.6 million.
      In connection with the Ryan’s acquisition and the offering of the initial notes, we entered into the Sale-Leaseback Transaction and received gross proceeds in the amount of approximately $566.8 million. See “— Financing Transactions — The Sale-Leaseback Transaction.” In the Sale-Leaseback Transaction, we sold the land (or, in certain cases, assigned our interest in the ground leased properties pursuant to an assignment of the underlying ground leases) and related improvements with respect to approximately 275 Ryan’s restaurants and seven Buffets restaurants and simultaneously leased these properties back.
      We plan to sell or dispose of certain non-core assets consisting of approximately 44 underperforming or previously closed Ryan’s restaurants and approximately 13 undeveloped or non-operating properties, which we acquired in the Ryan’s acquisition, in our ordinary course of business.
Financing Transactions
      The Sale-Leaseback Transaction. In connection with the Ryan’s acquisition and the offering of the initial notes, we entered into a sale and leaseback transaction with Drawbridge Special Opportunities Fund LP or affiliates (“Drawbridge”), an affiliate of Fortress Investment Group LLC, involving approximately 275 Ryan’s restaurants and seven Buffets restaurants. In this transaction, we sold the land (or, in certain cases, assigned our interest in the ground leased properties pursuant to an assignment of the underlying ground leases) and related improvements with respect to those properties to Drawbridge or its assignee, Realty Income Corporation or its affiliates, and simultaneously leased those properties back pursuant to unitary and individual leases, each for an initial lease term of approximately 20 years, with four renewal terms of five years, except with respect to ground lease sites. The purchase price for the portfolio of sale-leaseback properties was approximately $566.8 million. The annual net rent payable under the leases is equal to the purchase price multiplied by a 10.15% cap rate, subject to annual increases of two times the Consumer Price Index (but in no event greater than 2%), and, if the term of the leases are renewed, subject to further increases during the renewal terms based upon the then current fair market rental value or other methods. We account for these leases as operating leases. The leases include customary assignment and sublease provisions. The annual payments are described in Note (1) to “Unaudited Pro Forma Condensed Combined Financial Information — Notes to Unaudited Pro Forma Consolidated Statements of Operations.” Buffets guarantees the rent payments under the leases. Our subsidiaries that will be tenants under the leases are subject to a fixed charge coverage ratio under the leases.

      The New Credit Facility. In connection with the offering of the initial notes and the Ryan’s acquisition, we entered into (i) a new bank credit facility consisting of a senior secured term loan facility in an aggregate principal amount of $530.0 million that matures on November 1, 2013 (the “Term Facility”), (ii) a senior secured revolving credit facility in an aggregate principal amount of $40.0 million that matures on November 1, 2011 (the “Revolving Facility”) (of which up to $20.0 million is available through a subfacility in the form of letters of credit), and (iii) a senior secured pre-funded synthetic letter of credit facility in an aggregate amount of $70.0 million that matures on May 1, 2013 (the “Synthetic Letter of Credit Facility”). See “Description of Credit Facility — New Credit Facility” for a more detailed description of the New Credit Facility.
      Tender Offers and Consent Solicitations. On September 15, 2006, Buffets Holdings commenced a tender offer and consent solicitation for any and all of its 13.875% Notes and Buffets commenced a tender offer and consent solicitation for any and all of its 11.25% Notes. In conjunction with the tender offers, each of Buffets Holdings and Buffets solicited consents of holders of a majority in aggregate principal amount or principal amount at maturity, as applicable, of the applicable notes to eliminate substantially all of the restrictive covenants and certain events of default in the indentures under which the notes were issued.
      On November 1, 2006, Buffets Holdings purchased $106,500,000 in aggregate principal amount at maturity of 13.875% Notes (representing approximately 80.7% of the outstanding 13.875% Notes) and Buffets purchased $178,488,000 in aggregate principal amount of 11.25% Notes (representing approximately 96.7% of the outstanding 11.25% Notes). We paid an aggregate amount of approximately $194.9 million to repurchase the 11.25% Notes and an aggregate amount of approximately $96 million to repurchase the 13.875% Notes. On November 1, 2006, Buffets Holdings purchased $25.5 million in aggregate principal amount at maturity of the 13.875% Notes, which represents all of the 13.875% Notes that remained outstanding after the completion of the tender offer for the 13.875% Notes. Additionally, on December 4, 2006, Buffets redeemed all the 11.25% Notes that remained outstanding after the completion of the tender offer for the 11.25% Notes at a redemption price of $1,056.25 per $1,000 principal amount of 11.25% Notes plus accrued and unpaid interest to the redemption date.
      We used the net proceeds from the offering of the initial notes, together with cash on hand, the borrowings from the New Credit Facility and proceeds from the Sale-Leaseback Transaction, to pay the consideration of the Ryan’s acquisition, to repay all existing indebtedness of Ryan’s, repay all outstanding indebtedness under the Existing Credit Facility, repurchase or redeem the 11.25% Notes and repurchase the 13.875% Notes, and pay premiums and prepayment costs, accrued interest and transaction fees and expenses. See “Use of Proceeds.”

USE OF PROCEEDS
      We will not receive any cash proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange solely to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the initial notes. In consideration for issuing the exchange notes, we will receive initial notes in like aggregate principal amount.
      The net cash proceeds from the sale of the initial notes was approximately $291.5 million, after deducting estimated discounts, fees and expenses.
      The proceeds from the sale of the initial notes, together with the borrowings from the New Credit Facility and proceeds from the Sale-Leaseback Transaction and cash on hand, were used to:

•	pay the Ryan’s Acquisition Consideration;

•	repay all existing indebtedness of Ryan’s;

•	repay all of our existing indebtedness under the Existing Credit Facility;

•	repurchase or redeem the 11.25% Notes and repurchase the 13.875% Notes; and

•	pay premium costs, accrued interests and transactions fees and expenses incurred in connection with the Transactions.
      We have summarized below the estimated sources and uses of funds for the Transactions.

Sources of Funds:

(Dollars in
millions)
Cash on hand	$9.0
New Credit Facility:(1)
Revolver	5.0
Term loan	530.0
Proceeds from Sale-Leaseback Transaction	566.8
Proceeds from the offering of the initial notes	300.0

Total sources	$1,410.8

Uses of Funds:

(Dollars in
millions)
Payment of the Ryan’s Acquisition Consideration(2)	$704.6
Repayment of existing indebtedness of Ryan’s(3)	146.9
Repayment of existing indebtedness under the Existing Credit Facility(4)	196.4
Repurchase of the 11.25% Notes(5)	195.3
Repurchase of the 13.875% Notes(5)	121.5
Transaction fees and expenses(6)(7)	46.1

Total uses	$1,410.8

(1)	The New Credit Facility consists of a senior secured term loan facility in an aggregate principal amount of $530.0 million that matures on November 1, 2013, a senior secured revolving credit facility in an aggregate principal amount of $40.0 million that matures on November 1, 2011 (of which up to $20.0 million will be available through a subfacility in the form of letters of credit) and a senior secured pre-funded synthetic letter of credit facility in an aggregate amount of $70.0 million that matures on May 1, 2003. See “Description of Credit Facility — New Credit Facility” for further description of the New Credit Facility.

(2)	For a full description of the Ryan’s Acquisition Consideration, see “The Ryan’s Acquisition and Related Transactions.”

(3)	Ryan’s existing indebtedness consisted of a revolving credit facility due December 2009 in the aggregate principal amount of $145.0 million, of which $7.5 million was outstanding and accruing interest at 6.57% as of November 1, 2006, 9.02% senior notes due January 2008 in the aggregate principal amount of

$37.5 million and 4.65% senior notes due July 2013 in the aggregate principal amount of $100.0 million, accrued interest of $1.0 million, and break fees of $0.9 million.

(4)	The Existing Credit Facility provided for total borrowings of up to $310.0 million, including (i) a $230.0 million term loan, (ii) a $30.0 million revolving credit facility, (iii) a $20.0 million letter of credit facility, and (iv) a $30.0 million synthetic letter of credit facility. The terms of the Existing Credit Facility permitted us to borrow, subject to availability and certain conditions, incremental term loans or to issue additional notes in an aggregate amount up to $25.0 million. The borrowings under the term loan facility bore interest, at our option, at either adjusted LIBOR plus 3.50% or at an alternate base rate plus 2.50%, subject to a leverage-based pricing grid. The term loan and the synthetic letter of credit facility would have matured on June 28, 2009, while the revolving facility and the letter of credit facilities would have matured on June 28, 2007.

(5)	See “The Ryan’s Acquisition and Related Transactions — Financing Transactions — Tender Offers and Consent Solicitations.”

(6)	We paid approximately $40.2 million in commitment, placement and transaction related fees in connection with the New Credit Facility, the offering of the initial notes and the Sale-Leaseback Transaction and approximately $5.9 million in financial advisory fees for both Buffets and Ryan’s on November 1, 2006, the closing date of the Ryan’s acquisition.

(7)	Within 90 days after the closing of the Ryan’s acquisition, we plan to pay approximately $37.0 million in fees and related costs associated with the Transactions, including approximately $6.8 million in fees and costs relating to the redemption of the 11.25% Notes, approximately $16.8 million in advisory fees payable to Caxton-Iseman Capital and approximately $13.4 million in consulting, advisory or professional fees relating to legal or accounting services. We expect to pay these fees with cash on hand and additional borrowings from the revolving portion of the New Credit Facility.

CAPITALIZATION
      The following table sets forth the cash and cash equivalents and the consolidated capitalization of Buffets Holdings as of September 20, 2006:

•	on an actual basis; and

•	on a pro forma basis to reflect the offering of the initial notes and other Transactions and the application of the related net proceeds to us therefrom as described in “Use of Proceeds.”

	As of September 20, 2006

	Actual	Pro Forma

	(Dollars in thousands)
Cash and cash equivalents	$8,061	$6,721

Indebtedness:
Existing Credit Facility	$187,587	$—
11.25% senior subordinated notes due 2010	180,675	—
13.875% senior discount notes due 2010	103,534	—
New Credit Facility:(1)
Revolver	—	5,000
Term loan	—	530,000
Notes(2)	—	300,000

Total Indebtedness	471,796	835,000

Total Shareholders’ deficit	(84,291)	(133,121)

Total Capitalization	$387,505	$701,879

(1)	The New Credit Facility consists of a senior secured term loan facility in an aggregate principal amount of $530.0 million that matures on November 1, 2013, a senior secured revolving credit facility in an aggregate principal amount of $40.0 million that matures on November 1, 2011 (of which up to $20.0 million will be available through a subfacility in the form of letters of credit) and a senior secured pre-funded synthetic letter of credit facility in an aggregate amount of $70.0 million that matures on May 1, 2013. See “Description of Credit Facility — New Credit Facility” for further description of the New Credit Facility.

(2)	We are offering to exchange $300 million of our exchange notes in exchange for a like aggregate amount of our initial notes.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
      The following tables present the unaudited pro forma condensed combined financial information of Buffets Holdings as of September 20, 2006 and for the year then ended June 28, 2006 and for the twelve weeks ended September 20, 2006.
      The unaudited pro forma condensed combined financial information gives effect to the Transactions, which include:

•	the offering of the initial notes;

•	the Ryan’s acquisition;

•	the New Credit Facility;

•	the Sale-Leaseback Transaction; and

•	the application of the proceeds from the offering of the initial notes, together with cash on hand, the borrowings from the New Credit Facility and the proceeds from the Sale-Leaseback Transaction, to pay the consideration of the Ryan’s acquisition, repay all existing indebtedness of Ryan’s, repay all outstanding indebtedness under the Existing Credit Facility, repurchase or redeem the 11.25% Notes and repurchase the 13.875% Notes, and pay premiums and prepayment costs, accrued interests and transactions fees and expenses incurred in connection with the Transactions.
      The unaudited condensed combined pro forma balance sheet as of September 20, 2006 gives effect to the above transactions as if they had occurred on September 20, 2006. The unaudited pro forma condensed consolidated statement of operations for the year ended June 28, 2006 gives effect to the above transactions as if they had occurred as of June 30, 2005. The unaudited pro forma condensed consolidated statement of operations for the twelve weeks ended September 20, 2006 gives effect to the above transactions as if they occurred as of June 29, 2006. These pro forma statements include the unaudited condensed combined balance sheet of Ryan’s as of September 27, 2006 and the unaudited condensed combined statements of operations of Ryan’s for the twelve months ended June 28, 2006 and the thirteen weeks ended September 27, 2006. The date and periods of Ryan’s included in the pro forma condensed combined statements are the most comparable to those of Buffets Holdings and may differ from those reflected in Ryan’s historical financial statements included elsewhere in this prospectus.
      The unaudited pro forma condensed combined consolidated financial information was prepared using the purchase method of accounting. Accordingly, the cost of the acquisition of Ryan’s has been allocated to the assets acquired and liabilities assumed based upon management’s preliminary estimate of their respective fair values as of the date of acquisition. Any differences between the fair value of the consideration issued and the fair value of the assets and liabilities acquired will be recorded as goodwill. The amounts allocated to acquired assets and liabilities in the Unaudited Pro Forma Condensed Combined Financial Statements are based on management’s preliminary estimates. Accordingly, the purchase allocation pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information and are subject to revision based on a final determination of fair value after the closing of the acquisition.
      Preparation of the pro forma financial information was based on assumptions deemed appropriate by our management. The pro forma adjustments and certain assumptions are described in the accompanying notes. The pro forma financial information is unaudited and does not purport to be indicative of the results which actually would have occurred if the above transactions had been consummated as described above, nor does it purport to represent the future financial position and results of operations for future periods. The unaudited pro forma financial information should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Buffets Holdings’ consolidated financial statements and the related notes and Ryan’s consolidated financial statements and related notes included elsewhere in this prospectus.

PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 20, 2006

	Buffets	Ryan’s
	Holdings,	Restaurant	Pro Forma		Pro Forma
	Inc.	Group, Inc.	Adjustment		Combined

	(Dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$8,061	$18,432	$(19,772	) (1)	$6,721
Receivables	4,485	5,932	—		10,417
Inventories	18,820	5,045	—		23,865
Prepaid expenses and other current assets	4,563	2,398	5,143	(2)	12,104
Deferred income taxes	10,324	7,320	—		17,644

Total current assets	46,253	39,127	(14,629)		70,751
Property and equipment, net	143,172	648,968	(494,525	) (3)	297,615
Goodwill and other intangibles	312,163	—	269,660	(4)	581,823
Deferred income taxes	13,683	—	(5,248	) (5)	8,435
Other assets, net	15,326	9,165	24,878	(6)	49,369

Total assets	$530,597	$697,260	$(219,864)		$1,007,993

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$43,315	$5,637	$—		$48,952
Accrued liabilities	62,686	47,246	17,407	(7)	127,339
Income taxes payable	2,014	2,110	(3,609	) (8)	515
Current maturities of long-term debt	7,862	33,036	(30,598	) (9)	10,300

Total current liabilities	115,877	88,029	(16,800)		187,106
Long-term debt, net of current maturities	463,934	113,964	246,802	(10)	824,700
Deferred lease obligations	28,435	—	—		28,435
Deferred income taxes	—	38,504	48,382	(11)	86,886
Other long-term liabilities	6,642	7,345	—		13,987

Total liabilities	614,888	247,842	278,384		1,141,114
Total shareholders’ equity (deficit)	(84,291)	449,418	(498,248	) (12)	(133,121)

Total liabilities and shareholders’ equity (deficit)	$530,597	$697,260	$(219,864)		$1,007,993

(1)	Reflects the following:

•	($704,591) for the purchase of approximately 42.4 million shares of outstanding common stock at the merger consideration of $16.25 per share and approximately 2.8 million common stock options at the excess, if any, of the merger consideration of $16.25 per share over the exercise price per share of common stock underlying such option.

•	$566,770 of gross proceeds from the Sale-Leaseback Transaction. In the Sale-Leaseback Transaction, we sold the land (or, in certain cases, assigned our interest in the ground leased properties pursuant to an assignment of the underlying ground leases) and related improvements with respect to approximately 275 Ryan’s restaurants and seven Buffets restaurants and simultaneously leased these properties back.

•	$830,000 of gross proceeds from the offering of the initial notes and borrowings under the New Credit Facility. This includes $530,000 under the New Credit Facility plus $300,000 under the initial notes. See “Description of the Notes” and “Description of Credit Facility — New Credit Facility.”

•	($617,989) due to the repayment of our and Ryan’s existing debt and accrued interest as of September 20, 2006, net of revolver drawdown and cash prepayments.

•	($93,962) of transaction fees and expenses. Transaction fees and expenses include commitment fees and expenses for the new Sale-Leaseback facility, the New Credit Facility, the initial notes, advisory, legal and accounting fees plus break fees on the existing indebtedness that was repaid at close.

(2)	Reflects $5,143 of rent pertaining to properties associated with the Sale Leaseback Transaction prepaid at the close of the transaction.

(3)	Reflects the book value of $494,525 of assets sold in the Sale-Leaseback Transaction. In the Sale-Leaseback Transaction, we sold the land (or, in certain cases, assigned our interest in the ground leased properties pursuant to an assignment of the underlying ground leases) and related improvements with respect to approximately 275 Ryan’s restaurants and seven Buffets restaurants and simultaneously leased these properties back.

(4)	Reflects $269,660 of transaction goodwill and other intangibles associated with the Ryan’s acquisition including a fair market value adjustment to property and equipment of $9,239. The allocation of the purchase price to goodwill and other intangibles is based on management’s preliminary estimates. Fair value adjustments related to property and equipment and other amounts will impact the final allocation of the purchase price to goodwill.

(5)	Reflects deferred income taxes of ($5,248) arising as a result of the transaction adjustments.

(6)	Reflects the following:

•	($8,894) adjustment to write-off our existing debt issuance costs,

•	($129) of adjustment to write-off Ryan’s existing debt issuance costs, and

•	$33,901 adjustment to record new debt issuance costs related to the initial notes, the New Credit Facility and the Sale-Leaseback Transaction.

(7)	Reflects the following:

•	$10,000 of accrued severance costs for Ryan’s senior executives and other merger related costs,

•	($1,467) of Ryan’s accrued interest as of September 20, 2006,

•	($7,926) due to the repayment of our accrued interest, and

•	$16,800 in advisory fees payable to Caxton-Iseman after the close of the transaction.

(8)	Reflects $(3,557) and $(52) of reduction of income tax payable associated with loss on early extinguishment of Ryan’s and our debt, respectively.

(9)	Reflects:

•	($40,898) of repayment of our and Ryan’s existing debt and accrued interest as of September 20, 2006,

•	$5,000 representing as of September 20, 2006, the gross proceeds from borrowings under the New Credit Facility, and

•	$5,300 representing the current portion of the New Credit Facility.

(10)	Reflects:

•	($577,898) of repayment of our and Ryan’s existing debt less current maturities as of September 20, 2006, and

•	$824,700 representing $524,700, which is net of $10,300 current portion of long-term debt under the New Credit Facility, plus $300,000 under the initial notes. See “Description of the Notes” and “Description of Credit Facility — New Credit Facility.”

(11)	Reflects the recording of the deferred tax liability of $48,382 from difference in book and tax basis of the assets acquired in the Ryan’s acquisition. These assets were sold in the Sale-Leaseback Transaction.

(12)	Reflects adjustments to shareholders’ equity (deficit) as follows:

Elimination of Ryan’s equity including:
Common stock	$(42,396)
Additional paid in capital	(8,942)
Retained earnings	(398,080)
Other acquisition based expenses, net of tax	(43,416)
Adjustment to the write-off of our existing debt issuance cost, net of tax of $3,723	(5,337)
Loss related to early extinguishment of Ryan’s debt, net of tax of $52	(77)

Net adjustment to shareholders’ equity (deficit)	$(498,248)

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended June 28, 2006					Twelve Weeks Ended September 20, 2006

		Ryan’s					Ryan’s
	Buffets	Restaurant				Buffets	Restaurant
	Holdings,	Group,	Pro Forma		Pro Forma	Holdings,	Group,	Pro Forma		Pro Forma
	Inc.	Inc.	Adjustments		Combined	Inc.	Inc.	Adjustments		Combined

	(Dollars in thousands)
Restaurant sales	$963,161	$822,425	$—		$1,785,586	$221,276	$193,175	—		$414,451
Restaurant costs:
Food	327,244	282,669	—		609,913	76,554	66,619	—		143,173
Labor	274,652	269,061	—		543,713	62,693	64,984	—		127,677
Direct and occupancy	227,680	167,394	41,319	(1)	436,393	53,486	39,559	9,150	(6)	102,195

Total restaurant costs	829,576	719,124	41,319		1,590,019	192,733	171,162	9,150		373,045
Advertising expenses	30,637	—	—		30,637	7,227	—	—		7,227
General and administrative expenses	44,198	54,907	(2,340	)(2)	96,765	9,728	11,926	(540	)(7)	21,114
Shareholders’ rights repurchase	757	—	—		757	—	—	—		—
Closed restaurant costs	6,023	—	—		6,023	742	—	—		742
Impairment of assets	5,964	5,686	—		11,650	—	3,109	—		3,109
Merger Integration costs	—	—	—		—	440	—	—		440

Operating income	46,006	42,708	(38,979)		49,735	10,406	6,978	(8,610)		8,774
Interest expense	52,242	9,392	26,871	(3)	88,505	13,228	1,928	5,268	(8)	20,424
Interest income	(375)	—	253	(4)	(122)	(28)	—	5	(9)	(23)
Loss related to refinancing	647	—	—		647	243	—	—		243
Revenues from franchised restaurants	—	(35)	—		(35)	—	—	—		—
Other income	(994)	(5,062)	—		(6,056)	(202)	(1,342)	—		(1,544)

Income (loss) before income taxes	(5,514)	38,413	(66,103)		(33,204)	(2,835)	6,392	(13,883)		(10,326)
Income tax expense (benefit)	(742)	12,447	(24,987	)(5)	(13,282)	(1,695)	2,189	(5,248	)(10)	(4,754)

Net income (loss)	$(4,772)	$25,966	$(41,116)		$(19,922)	$(1,140)	$4,203	$(8,635)		$(5,572)

(1)	Reflects pro forma rent expense from the Sale-Leaseback Transaction of $57,527, less a depreciation elimination of ($16,208). In the Sale-Leaseback Transaction, we sold the land (or, in certain cases, assigned our interest in the ground leased properties pursuant to an assignment of the underlying ground leases) and related improvements with respect to approximately 275 Ryan’s restaurants and seven Buffets restaurants and simultaneously leased these properties back under lease terms averaging 20 years.

(2)	Reflects reductions in costs due to the following:

•	Duplicate separate entity public reporting costs and expenses at Ryan’s and duplicate board of directors fees and expenses at Ryan’s totaling approximately $800,

•	Elimination of certain senior executives and direct benefit and other compensation costs of $800,

•	Reduction in net worth taxes at Ryan’s in the amount of $340, and

•	Elimination of duplicate directors and officers liability insurance costs at Ryan’s upon the close of the transaction of $400.

(3)	Reflects the elimination of historical interest expense of $61,634 and adjustment to pro forma interest expense related to the Transactions of $88,505. If the blended interest rate on total variable rate debt were 0.125% higher, it would increase our total interest expense by approximately $0.7 million for the year ended June 28, 2006.

(4)	Reflects the adjustment for historical interest income.

(5)	Reflects taxes on the pro forma income before income taxes at an assumed tax rate of 37.8%.

(6)	Reflects pro forma rent expense from the Sale-Leaseback Transaction of $13,275, less a depreciation elimination of ($4,125). In the Sale-Leaseback Transaction, we sold the land (or, in certain cases, assigned our interest in the ground leased properties pursuant to an assignment of the underlying ground leases) and related improvements with respect to approximately 275 Ryan’s restaurants and seven Buffets restaurants and simultaneously leased these properties back under lease terms averaging 20 years.

(7)	Reflects reductions in costs due to the following:

•	Duplicate separate entity public reporting cost and expenses at Ryan’s and duplicate board of directors fees and expenses at Ryan’s totaling approximately $185.

•	Elimination of certain senior executives and direct benefit and other compensation costs of $185.

•	Reduction in net worth taxes at Ryan’s in the amount of $78, and

•	Elimination of duplicate directors and officers liability insurance costs at Ryan’s upon the close of the transaction of $92.

(8)	Reflects the elimination of historical interest expense of $15,156 and adjustment to pro forma interest expense related to the Transactions of $20,424. If the blended interest rate on total variable rate debt were 0.125% higher, it would increase our total interest expense by approximately $0.2 million for the 12 weeks ended September 20, 2006.

(9)	Reflects the adjustment for historical interest income.

(10)	Reflects taxes on the pro forma income before income taxes at an assumed tax rate of 37.8%.

SELECTED HISTORICAL FINANCIAL DATA
Buffets Holdings’ Selected Historical Financial Data
      The following table sets forth Buffets Holdings’ selected historical consolidated financial information for each of the periods indicated. The summary historical consolidated financial and other data set forth below for each of the years in the three-year period ended June 28, 2006 and as of the end of each such year have been derived from Buffets Holdings’ audited consolidated financial statements included elsewhere in this prospectus. The historical consolidated financial and other data set forth below for the twelve week period ended September 21, 2005 and September 20, 2006 and as of September 21, 2005 and September 20, 2006 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial and other data set forth below for the fiscal year ended July 2, 2003, the 50 weeks ended July 3, 2002, the 26 weeks ended July 3, 2002 and the 28 weeks ended July 18, 2001 and as of the end of each such period have been derived from the audited financial statements of Buffets Holdings (and its predecessor) not included elsewhere in this prospectus.
      The selected financial data presented below are not necessarily indicative of results of future operations and should be read in conjunction with Buffets Holdings’ consolidated financial statements and the related notes and the information included under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Use of Proceeds” and “Capitalization” included elsewhere in this prospectus.

		26-Week
		Transitional
	28 Weeks	Period	50 Weeks	Fiscal Year Ended				Twelve Weeks Ended
	Ended	Ended	Ended
	July 18,	July 3,	July 3,	July 2,	June 30,	June 29,	June 28,	September 21,	September 20,
	2001	2002	2002(1)	2003	2004	2005	2006	2005	2006

	(Dollars in thousands, except average guest check and average weekly sales)
Operating Data
Restaurant sales	$567,821	$527,084	$1,003,997	$985,286	$942,831	$926,781	$963,161	$226,738	$221,276
Restaurant costs	481,679	444,345	848,011	850,195	811,577	805,333	829,576	192,016	192,733
Advertising expenses	15,869	14,478	26,526	28,794	25,918	24,166	30,637	7,183	7,227
General and administrative expenses	26,539	25,558	49,311	45,177	42,658	43,706	44,198	10,046	9,728
Shareholders’ rights repurchase	—	—	—	—	—	—	757	—	—
Closed restaurant costs	153	572	1,143	645	1,085	2,909	6,023	256	742
Goodwill amortization	5,975	—	4,967	—	—	—	—	—	—
Merger integration costs	—	—	—	—	—	—	—	—	440
Impairment of assets	—	—	—	4,803	1,878	3,609	5,964	—	—
Gain on sale of Original Roadhouse Grill restaurants	—	—	—	(7,088)	—	—	—	—	—
Loss on sale-leaseback transactions	—	—	—	5,856	—	—	—	—	—
Financing-related compensation expenses	—	—	—	—	2,240	—	—	—	—

Operating income	$37,606	$42,131	$74,039	$56,904	$57,475	$47,058	$46,006	$17,237	$10,406

Net income (loss)	$5,801	$(7,517)	$(763)	$11,927	$7,970	$(2,184)	$(4,772)	$3,124	$(1,140)

			26-Week
			Transitional
	28 Weeks		Period	50 Weeks		Fiscal Year Ended						Twelve Weeks Ended
	Ended		Ended	Ended
	July 18,		July 3,	July 3,		July 2,		June 30,		June 29,	June 28,	September 21,		September 20,
	2001		2002	2002(1)		2003		2004		2005	2006	2005		2006

	(Dollars in thousands, except average guest check and average weekly sales)
Cash Flow and Other Financial Data:
Capital expenditures	$20,352		$14,280	$32,318		$25,722		$33,007		$29,131	$31,346	$5,751		$6,836
Depreciation and amortization	29,007		20,409	44,808		36,885		33,807		32,247	32,067	7,275		7,384
Cash flow from operating activities	35,521		39,250	72,564		57,656		50,490		52,675	49,305	5,749		(4,674)
Cash flow from (used in) investing activities	(21,190)		(11,337)	12,428		26,662		(28,383)		(28,471)	(32,722)	(6,006)		(13,018)
Cash flow from (used in) financing activities	(14,000)		(47,164)	(92,754)		(76,825)		(11,890)		(29,614)	(17,026)	(504)		5,534
Rate of earnings to fixed charges(2)	1.5	x	—	1.1	x	1.4	x	1.2	x	—	—	1.4	x	—
Balance Sheet Data (at end of period)
Total assets	$670,268		$615,672	$615,672		$552,986		$567,531		$545,023	$538,496	$541,458		$530,597
Total debt(3)	392,172		493,981	493,981		421,122		498,339		466,194	462,514	468,762		471,796
Supplemental Data(4):
Number of company-owned restaurants (at end of period)	408		393	393		372		360		354	338	355		340
Average guest check	$6.84		$7.03	$7.00		$7.13		$7.22		$7.42	$7.89	$7.76		$8.02
Average weekly sales	$49,822		$51,044	$49,973		$48,953		$49,949		$50,273	$53,381	$53,451		$54,596
Same-store sales change	2.4%		0.2%	(0.9)%		(4.2)%		1.3%		(0.6)%	4.6%	4.2%		(0.4)%

(1)	Beginning with the transitional period ended July 3, 2002, we changed our fiscal year so that it ends on the Wednesday nearest June 30 of each year. The fiscal year 2002 transition period consisted of 26 weeks and was divided into two periods of sixteen and ten weeks. Prior to that, our fiscal year ended on the Wednesday nearest December 31 of each year.

(2)	“Fixed charges” is the sum of our interest expense, less interest income, less original issue discount amortization, less debt issuance cost amortization, plus capitalized interest, plus amortized premiums, discounts and capitalized expenses related to indebtedness, plus interest in rental expense. “Earnings” is the sum of our pre-tax income before minority interest, plus fixed charges, plus amortization of capitalized interest, less capitalized interest, less minority interest in pre-tax income of subsidiaries that had not incurred fixed charges. Earnings were insufficient to cover fixed charges by $11.2 million in the 26-week transitional period ended July 3, 2002, $2.8 million in the year ended June 29, 2005, $5.6 million in the year ended June 28, 2006 and $2.8 million in the twelve weeks ended September 20, 2006. Other companies may calculate earnings to fixed charges ratio differently and accordingly our earnings to fixed charges ratio may not be directly comparable to the earnings to fixed charges ratio of other companies.

(3)	Total debt represents the amount of our long-term debt, including current maturities.

(4)	Reflects data relating to all of our company-owned restaurants.

Ryan’s Selected Historical Financial Data
      The summary historical consolidated financial and other data set forth below for each of the years in the three-year period ended December 28, 2005 and as of the end of each such year have been derived from Ryan’s audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial and other data set forth below for the fiscal year ended January 2, 2002 and January 1, 2003, respectively, and as of the end of each such period have been derived from the audited financial statements of Ryan’s not included elsewhere in this prospectus. The summary historical consolidated financial and other data set forth below for the nine months ended September 28, 2005 and September 27, 2006 and as of the end of each such period have been derived from Ryan’s unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as Ryan’s audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.
      The selected financial data presented below are not necessarily indicative of results of future operations and should be read in conjunction with Ryan’s consolidated financial statements and the related notes and the information included under the captions “Unaudited Pro Forma Condensed Combined Financial Information,” “Use of Proceeds” and “Capitalization” included elsewhere in this prospectus.

	Fiscal Year Ended					Nine Months Ended

	January 2,	January 1,	December 31,	December 29,	December 28,	September 28,	September 27,
	2002	2003	2003	2004	2005	2005	2006

	(Dollars in thousands, except average guest check and average weekly sales)
Consolidated Statement of Earnings Data
Restaurant sales	$745,163	$773,817	$805,009	$827,015	$824,986	$628,116	$615,763
Cost of sales:
Food and beverage	270,155	275,674	283,535	288,083	286,833	219,133	211,419
Payroll and benefits	226,950	242,191	256,574	267,698	272,043	206,422	200,115
Depreciation	30,238	30,146	32,047	32,685	33,651	25,133	25,117
Impairment charges	3,601	1,607	1,414	1,539	6,527	4,065	3,556
Other restaurant expenses	97,805	102,810	111,914	117,199	132,916	98,610	96,197

Total cost of sales	628,749	652,428	685,484	707,204	731,970	553,363	536,404

General and administrative expenses	38,447	37,263	38,600	41,416	49,369	37,501	43,695
Interest expense	11,687	9,302	10,216	10,640	9,696	7,143	6,389
Royalties from franchised restaurants	(1,281)	(1,663)	(1,503)	(1,161)	(344)	(344)	—
Other income, net	(2,824)	(2,486)	(2,709)	(2,602)	(4,430)	(2,889)	(3,736)

Earnings before income taxes	70,385	78,973	74,921	71,518	38,725	33,342	33,011
Income taxes	25,339	28,588	25,098	24,592	12,345	11,105	11,149

Net earnings	$45,046	$50,385	$49,823	$46,926	$26,380	$22,237	$21,862

	Fiscal Year Ended					Nine Months Ended

	January 2,	January 1,	December 31,	December 29,	December 28,	September 28,	September 27,
	2002	2003	2003	2004	2005	2005	2006

	(Dollars in thousands, except average guest check and average weekly sales)
Earnings per share:
Basic	$.98	$1.15	$1.18	$1.12	$.63	.53	.52
Diluted	.95	1.11	1.14	1.09	.62	.52	.51
Weighted-average shares:
Basic	45,881	43,680	42,210	41,803	41,969	41,941	42,255
Diluted	47,519	45,518	43,754	43,235	42,689	42,742	42,715
Selected Other Consolidated Data
Cash provided by operating activities	$85,338	$82,514	$94,012	$89,542	$69,534	$61,642	$40,058
Property and equipment additions	52,376	74,208	76,353	75,483	76,455	61,998	18,307
Total assets	583,129	613,079	651,689	684,346	706,828	706,828	697,260
Long-term debt (including current portion)	178,000	202,000	196,000	183,000	173,250	173,250	147,000
Shareholders’ equity	316,754	320,481	356,940	395,606	423,634	423,634	449,418
Company-owned restaurants open at end of year	313	324	334	341	338	339	333
Average guest check	$7.16	$7.45	$7.66	$7.95	$8.17	$8.23	$8.37
Average weekly sales	46,618	47,067	47,582	47,397	46,588	47,369	46,990
Same-store sales change	2.3%	(0.7)%	0.1%	(0.7)%	(2.6)%	(3.6)%	(1.1)%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the risks described in “Risk Factors” and elsewhere in this prospectus. You should read the following discussion in conjunction with the information included under the captions “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Historical Financial Data,” and the financial statements and related notes included elsewhere in this prospectus.
Overview
      We are one of the largest restaurant operators in the United States and we operate in the family dining segment of the restaurant industry. Our restaurants are principally operated under the names Old Country Buffet® and HomeTown Buffet®. As of September 20, 2006, we had 340 company-owned restaurants and eighteen franchised locations in 35 states.
      Buffets was founded in 1983 to develop buffet-style restaurants under the name Old Country Buffet®. In October 1985, Buffets completed its initial public offering and was listed on The NASDAQ National Market. In September 1996, Buffets merged with HomeTown Buffet, Inc., which was developed by one of Buffets’ co-founders and had 80 company-owned HomeTown Buffet® restaurants in eleven states and nineteen franchised restaurants in eight states. In October 2000, Buffets was acquired by Buffets Holdings, a company organized by Caxton-Iseman Capital, Inc., in a buyout from public shareholders.
      On November 1, 2006, Buffets and Ryan’s announced that we have completed the previously announced merger of Merger Sub and Ryan’s in a cash transaction valued at approximately $834.0 million, including debt that was repaid at closing. Pursuant to the Merger Agreement, Merger Sub merged with and into Ryan’s, with Ryan’s remaining as the surviving corporation. As a result of the merger, Ryan’s became a wholly-owned subsidiary of Buffets. The combined company, called Buffets, Inc. and headquartered in Eagan, Minnesota, operates 668 restaurants in 39 states, principally under the Old Country Buffet®, HomeTown Buffet®, Ryan’s® and Fire Mountain® brands. Ryan’s operates as a separate division of Buffets and continues to be based in Greer, South Carolina. See “Recent Developments” below for further discussion of the merger transaction with Ryan’s.
      Our financial results are significantly impacted by changes in sales at our company-owned restaurants. Changes in sales are largely driven by changes in average weekly guest counts and average guest check. Average weekly guest counts are affected by changes in consumer confidence, competition, economic conditions and unusual weather patterns. We monitor average weekly guest counts very closely, as they directly impact our revenues and profits, and focus substantial efforts on growing these numbers on a same-store basis. Same-store average weekly sales and guest counts are affected by several factors including, our ability to consistently deliver a high-quality, value-priced selection of home-style cooked meals in a clean and pleasant self-service buffet format and the success of our marketing promotions and other business strategies.
      Our business model is characterized by a relatively fixed cost structure, particularly in the short term. Accordingly, changes in marginal average weekly sales volume can have a more significant impact on our profitability than for a business operating in a more variable cost structure. Over a longer time horizon, by virtue of our diversified food offerings, we are able to address the semi-fixed element of food cost by modifying our offerings or by highlighting other foods on the menu in order to reduce consumption of the higher cost items. In addition, we monitor our labor costs and hourly employee productivity, as measured by the number of guests served per labor hour, on a weekly basis to ensure that restaurants are responsive in scheduling and managing our labor to varying levels of guest traffic.
      Since we acquired Buffets in a buyout from its public shareholders in October 2000, we have focused on improving asset management and optimizing our capital structure. As a result, we have had net closures of 64 restaurants in less attractive locations either through early termination, or non-renewal at lease end, since October 2000.

      Our fiscal year comprises 52 or 53 weeks divided into four fiscal quarters of twelve, twelve, sixteen and twelve or thirteen weeks. Beginning with the transitional period ended July 3, 2002, we changed our fiscal year so that it ends on the Wednesday nearest June 30 of each year. The fiscal year 2002 transition period consisted of 26 weeks and was divided into two periods of sixteen and ten weeks. Prior to that, our fiscal year ended on the Wednesday nearest December 31 of each year and each fiscal year was divided into periods of sixteen, twelve, twelve and twelve or thirteen weeks.
      The following is a description of the line items from our consolidated statements of operations and selected financial data:

•	We recognize as restaurant sales the proceeds from the sale of food and beverages at our company-owned restaurants at the time of such sale. We recognize the proceeds from the sale of gift certificates/cards when the gift certificates/cards are redeemed at our restaurants. Until redemption, the unearned revenue from the sale of gift certificates/cards is included in accrued liabilities on our consolidated balance sheets. Our franchise income includes royalty fees and initial franchise fees received from our franchisee. We recognize royalty fees as other income based on the sales reported at the franchise restaurants.

•	Restaurant costs reflect only direct restaurant operating costs, including food, labor and direct and occupancy costs. Labor costs include compensation and benefits for both hourly and restaurant management employees. Direct and occupancy costs consist primarily of costs of supplies, maintenance, utilities, rent, real estate taxes, insurance, depreciation and amortization.

•	Advertising expenses reflect all advertising and promotional costs.

•	General and administrative expenses reflect all costs, other than advertising expenses, not directly related to the operation of restaurants. These expenses consist primarily of corporate administrative compensation and overhead, district and regional management compensation and related management expenses and the costs of recruiting, training and supervising restaurant management personnel.

•	Goodwill amortization reflects the amortization of the excess of cost over fair market value of assets and was recognized on a straight line basis over a 30-year life through January 2, 2002. Effective January 3, 2002, we changed our method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. (SFAS) 142, “Goodwill and Other Intangible Assets.”

•	Shareholders’ rights repurchase reflects the costs associated with the repurchase of certain rights associated with shares of common stock previously held by former management shareholders who separated from the company.

•	Closed restaurant costs represents costs associated with store closure of underperforming restaurants, including, but not limited to lease termination costs and obligations and employee termination costs.

•	Impairment of assets reflects fair market adjustments to the carrying value of long-lived assets, primarily comprised of leasehold improvements and equipment.

•	Financing-related compensation expenses reflect payments to holders of stock options and cash incentive plan units in conjunction with the issuance of our 13.875% Notes in May 2004.

•	Merger integration costs represent professional fees and employee travel and expenses related to integration activities associated with the merger with Ryan’s.

•	Interest expense reflects interest costs associated with our debt, amortization of debt issuance cost and accretion of original issuance discount on our 11.25% Notes and 13.875% Notes.

•	Interest income reflects interest earned on our short-term investments.

•	Loss related to refinancing for fiscal 2004 reflects transaction and other costs associated with the amendment and restatement of our credit agreement on February 20, 2004 and a refinancing that we postponed due to market conditions. Loss related to refinancing for fiscal 2005 represents costs associated with an initial public offering of Income Deposit Securities that was withdrawn due to unfavorable market conditions. Loss related to refinancing for fiscal 2006 represents transaction fees incurred in conjunction with an amendment to our Existing Credit Facility.

•	Loss related to the early extinguishment of debt reflects the costs associated with redeeming a portion of Buffets’ 11.25% Notes prior to their maturity during fiscal years 2004 and 2005.

•	Other income primarily reflects franchise fees earned, less minority interest associated with our Tahoe Joe’s subsidiary. During fiscal 2004, we exercised our call option to acquire the remaining 20% interest in Tahoe Joe’s, Inc. from the minority holder.

•	Income tax expense (benefit) reflects the current and deferred tax provision (benefit) determined in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes.”
Recent Developments

The Ryan’s Acquisition
      On November 1, 2006, Buffets and Ryan’s announced that we have completed the previously announced merger of Merger Sub and Ryan’s in a cash transaction valued at approximately $834.0 million, including debt that was repaid at closing. Pursuant to the Merger Agreement, Merger Sub merged with and into Ryan’s, with Ryan’s remaining as the surviving corporation. As a result of the merger, Ryan’s became a wholly-owned subsidiary of Buffets.
      At the effective time of the Ryan’s acquisition, each issued and outstanding share of Ryan’s common stock, par value $1.00 per share, was canceled and automatically converted into the right to receive $16.25 in cash, without interest. Also, at the effective time of the Ryan’s acquisition, each outstanding option to purchase Ryan’s common stock (all of which were vested or vested as a consequence of the Ryan’s acquisition) was canceled and automatically converted into the right to receive the excess, if any, of $16.25 over the option exercise price.
      Our results of operations do not give effect to the Ryan’s acquisition and related transactions. Our future results may not be consistent with our historical results.
Critical Accounting Policies
      Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions, including those related to recoverability of long-lived assets, goodwill, self-insurance reserves and income taxes. Management bases its estimates and assumptions on historical experience and on various other factors. Actual results may differ from these estimates and assumptions under different circumstances or conditions.
      We believe the following critical accounting policies affect management’s significant estimates and assumptions used in the preparation of our consolidated financial statements.

Long-Lived Assets
      We test property and equipment for impairment annually or whenever events or circumstances indicate that the carrying amount of a restaurant’s assets may not be recoverable. We test for impairment using historical cash flows and other relevant facts and circumstances as the primary basis for its estimates of future cash flows. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows, namely as individual restaurants. A restaurant is deemed to be impaired if a forecast of undiscounted future operating cash flows, including disposal value, if any, is less than its carrying amount.
      If a restaurant is determined to be impaired, the loss is measured as the amount by which the carrying amount of the restaurant exceeds its fair value. Fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, we generally measure fair value by discounting estimated future cash flows. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment. Accordingly, actual results could vary significantly from such estimates.

      During fiscal years 2004, 2005 and 2006, we expensed approximately $1.9 million, $3.6 million and $6.0 million, respectively, relating to the impairment of long-lived assets for 17, 29 and 33 restaurants, respectively. There were no impairment charges during the first quarter of fiscal 2006 or 2007.

Goodwill
      We test the recoverability of goodwill annually or whenever events or circumstances indicate that the carrying amount may not be recoverable. Goodwill is deemed to be impaired if the fair value of a reporting unit is less than its carrying value. If goodwill is determined to be impaired, the loss is measured as the amount by which the carrying amount of a reporting unit’s goodwill exceeds its implied fair value. The fair value of a reporting unit is an estimate based on assumptions regarding its future cash flows. In the event that these assumptions change in the future, we may be required to record impairment charges related to our goodwill. No impairment charges were recorded in fiscal years 2004, 2005 or 2006 or in the first quarter of 2007.

Insurance Reserves
      We carry insurance reserves for exposure related to our workers compensation, general liability, medical and dental programs. We effectively self-insure a significant portion of certain risks through the use of large self-insured retentions combined with stop-loss coverage, or by maintaining large deductibles on traditional policies of insurance. The liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date, including both reported claims and claims that have been incurred but not reported. The estimated liability is established based upon historical claims data and third-party actuarial estimates of settlement costs for incurred claims. Our estimates include our judgments and independent actuarial assumptions regarding economic conditions, the frequency and severity of claims and claim development patterns and settlement practices. These estimates and assumptions are monitored and adjusted when warranted by changing circumstances. Changes in these factors may produce materially different amounts of expense and liabilities that would be reported under these insurance programs.

Closed Restaurant Reserve
      We maintain a closed restaurant reserve for restaurants that are no longer being utilized in current operations. The closed restaurant costs are principally comprised of our estimates of lease termination costs and obligations, net of sublease and other cash receipts, and employee termination costs. Many factors including the local business environment, other available lease sites, the ability to secure subleases, the creditworthiness of subtenants, and our success at negotiating early termination agreements with lessors are considered in establishing the accruals. Adjustments to the reserve primarily relate to changes in subtenant income or actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the changes become known. The store closing reserve (current and noncurrent in aggregate) was $1.5 million, $2.8 million and $1.8 million as of June 29, 2005, June 28, 2006 and September 20, 2006, respectively.
      We closed nineteen underperforming restaurants in fiscal year 2006 and incurred cash charges related to these restaurant closures of approximately $4.2 million. These charges included approximately $3.4 million related to lease termination costs and obligations, $0.4 million related to employee termination costs and $0.4 million related to other associated costs. Non-cash charges related to these closures were approximately $0.3 million.
      The Company closed three underperforming restaurants in the first quarter of fiscal 2007. We incurred cash charges related to these store closures in the first quarter of fiscal 2007 of approximately $0.9 million. These charges included approximately $0.7 million related to lease termination costs and obligations, $0.1 million related to employee termination costs and $0.1 million related to other associated costs.
      These charges were expensed as incurred pursuant to SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” and are recorded in “closed restaurant costs” in the consolidated statements of operations.

Income Taxes
      We estimate certain components of our provision for income taxes. These estimates include, among other items, depreciation and amortization expense allowable for tax purposes, allowable tax credits for items such as the Working Opportunity Tax Credit and taxes paid on reported employee tip income, effective rates for state and local taxes, and the tax deductibility of certain other items. Our estimates are based on current tax laws, the best available information at the time of the provision and historical experience. Income tax returns are subject to audit by federal, state, and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.
      Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between financial reporting amounts and the tax basis of existing assets and liabilities based on currently enacted tax laws and tax rates in effect for the periods in which the differences are expected to reverse. Income tax expense is the tax payable for the quarter, plus or minus the change during the quarter in deferred income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Gift Cards
      Historically, Buffets has sold gift certificates to its guests. Beginning in November 2002, Buffets stopped selling paper gift certificates and began selling gift cards. Proceeds from the sale of gift cards are initially recorded as a liability when received. Revenues from the sale of gift cards at our restaurants are recognized upon redemption. In estimating the related gift card liability, we analyze historical trends to derive our estimates of future gift card redemption patterns. The assumptions and activity are closely monitored for changes in escheatment laws and redemption patterns. We adjust our gift card liability based on historical and expected non-redemption trends. These adjustments are classified within direct and occupancy costs in our consolidated statements of operations. Our gift card/certificate liability was $4.1 million, $4.0 million and $3.5 million as of June 29, 2005, June 28, 2006 and September 20, 2006, respectively.

Share-Based Compensation
      We are a nonpublic entity, as defined by Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123(R)”), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options based on estimated fair value on the grant date.
      For purposes of determining the estimated fair value of share-based payment awards on the date of grant under SFAS 123(R), we use the Black-Scholes option-pricing model (“Black-Scholes Model”). The Black-Scholes Model requires the input of certain assumptions that involve judgment. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimates, the available option pricing models may not provide a reliable single measure of the fair value of our employee stock options. We are unable to reasonably estimate the fair value of its equity awards and similar instruments because it is not practicable for us to estimate the expected volatility of its share price. Therefore, we calculate volatility based using the historical volatility of publicly traded companies within the family dining segment of the restaurant industry in order to determine the estimated fair value of our equity awards. SFAS 123(R) refers to this method as the calculated value method of estimating fair value on the grant date.
      The requirements of SFAS 123(R) apply prospectively to new awards and towards modified, repurchased, or cancelled after the required effective date, which was June 29, 2006, the first day of fiscal year 2007. We are required to continue to account for any portion of awards outstanding as of this date using the accounting principles originally applied to those awards. As such, we will continue to account for those awards outstanding as of the adoption date using the intrinsic value method pursuant to the requirements of APB 25. Subsequent grants and existing awards that are modified, repurchased, or cancelled after the adoption date will be accounted for pursuant to the requirements of SFAS 123(R).
      There was no financial statement impact associated with the adoption of SFAS 123(R) and we did not recognize or record any share-based compensation for the twelve-week period ending September 20, 2006.

Results of Operations

Twelve Week Period Ended September 21, 2005 Compared With Twelve Week Period Ended September 20, 2006
      The following discussion reflects our historical results for the 12-week periods ended September 21, 2005 and September 20, 2006. The following discussion should be read in conjunction with our condensed consolidated financial statements and related notes included elsewhere in this prospectus.

	Twelve Weeks Ended

	September 21,	September 20,
	2005	2006

	(Dollars in thousands)
Significant items that impacted results of operations:
Closed restaurant costs(1)	$256	$742
Merger integration costs(2)	—	440

(1)	Closed restaurant costs were $0.7 million during the first quarter of fiscal 2007 as compared to $0.3 million for the comparable prior year period. The increase was due in large part due to the closure of three under performing restaurants in the first twelve weeks of fiscal 2007 compared with zero store closures in the comparable prior year period. We incurred cash charges related to these closures of approximately $0.9 million. These charges included approximately $0.7 million related to lease termination costs and obligations, $0.1 million related to employee termination costs and $0.1 million related to other associated costs. The prior year costs represent charges related to stores that had previously closed.

(2)	Merger integration costs represent professional fees and employee travel and expenses related to integration activities associated with the merger with Ryan’s.
      The following table sets forth our results of operations based on the percentage relationship of the items listed to our restaurant sales during the periods shown:

	Twelve Weeks Ended

	September 21, 2005		September 20, 2006

	(Dollars in thousands)
Restaurant sales	$226,738	100.0%	$221,276	100.0%
Restaurant costs	192,016	84.7	192,733	87.1
Advertising expenses	7,183	3.2	7,227	3.3
General and administrative expenses	10,046	4.4	9,728	4.4
Closed restaurant costs	256	0.1	742	0.3
Merger integration costs	—	—	440	0.2

Operating income	17,237	7.6	10,406	4.7
Interest expense	11,868	5.2	13,228	6.0
Interest income	(82)	(0.0)	(28)	(0.0)
Loss related to refinancing	647	0.3	243	0.1
Other income	(197)	(0.1)	(202)	(0.1)

Income (loss) before income taxes	5,001	2.2	(2,835)	(1.3)
Income tax expense (benefit)	1,877	0.8	(1,695)	(0.8)

Net income loss	$3,124	1.4	$(1,140)	(0.5)

Certain percentage amounts do not sum to total due to rounding.
      Restaurant Sales. Restaurant sales decreased $5.5 million, or 2.4%, during the twelve weeks ended September 20, 2006 over the comparable prior year period primarily due to the closure of 22 underperforming restaurants over the last twelve months. Average weekly sales for the first quarter of fiscal 2007 increased approximately 2.1% over the comparable prior year period to $54,596. The improvement in average weekly sales reflects positive guest response to the introduction of display grills in twenty restaurants, and the closure of 22 low sales volume restaurants over the last twelve months. Same-store sales for the twelve weeks ended September 20, 2006 decreased by 0.4% compared to the comparable prior year period. The decrease was comprised of a 3.0% increase in average check, offset by a 3.4% decline in guest traffic.
      Restaurant Costs. Restaurant costs for the first quarter of fiscal 2007 increased by 2.4% as a percentage of sales compared with the comparable prior year period. Food costs increased 1.6% as a percentage of sales during the first quarter of fiscal 2007 as compared to the prior year period primarily due to our steak and shrimp offerings. Our steak offerings were introduced in the first quarter of fiscal 2006 and were expanded system-wide during the second quarter of fiscal 2006 and further expanded in frequency to six-to-seven days per week during the third quarter of fiscal 2006. In addition, we expanded the frequency of our shrimp offerings in the third and fourth quarters of fiscal 2006 and we continued to offer shrimp more frequently in the first quarter of fiscal 2007 compared with the prior year period. Labor costs remained flat as a percentage of sales during the first quarter of fiscal 2007 as compared to the prior year period. Direct and occupancy costs increased by 0.8% as a percentage of sales primarily due to tightened sales leverage attributable to reasonably fixed costs on a lower sales base.
      Advertising Expenses. Advertising costs increased 0.1% as a percentage of sales during the first quarter of fiscal 2007 versus the comparable quarter in the prior year primarily due to tightened sales leverage, as advertising spend was relatively flat to the prior year in total dollar terms.
      General and Administrative Expenses. General and administrative expenses improved slightly but remained flat as a percentage of sales during the first quarter of fiscal 2007 as compared to the 12 weeks ended September 21, 2005, due to tightened sales leverage attributable to reasonably fixed costs on a lower sales base. The improvement in total expense was largely due to lower bonus expense in the first quarter of fiscal 2007 as compared with the comparable prior year period.
      Interest Expense. Interest expense increased 0.8% as a percentage of sales during the first quarter of fiscal 2007 versus the comparable prior year period primarily due to rising interest rates on our term loans and the impact of higher accretion of non-cash interest expense on our 13.875% Notes.
      Income Taxes. Income taxes decreased 1.6% as a percentage of sales for the twelve weeks ended September 20, 2006 compared to the twelve weeks ended September 21, 2005 principally due to an increase in loss before income taxes resulting in a change in our tax position from tax expense on pretax income in the prior year period to net tax benefits on pretax losses in the first quarter of fiscal 2007. The increase in the projected annualized effective tax rate was largely attributable to the non-deductibility of a portion of the interest on our 13.875% Notes. The increase in accreted interest related to these notes caused the non-deductible portion of this interest to have a greater impact on the effective rate.
     2005 Compared With 2006
      The following discussion reflects our historical results for the fiscal years ended June 29, 2005 and June 28, 2006. The following discussion should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended

	June 29,	June 28,
	2005	2006

	(dollars in
	thousands)
Significant items that impacted results of operations:
Credit card claim settlement(1)	$—	$(715)
Shareholders’ rights repurchase(2)	—	757
Closed restaurant costs(3)	2,909	6,023
Impairment of assets(4)	3,609	5,964
Loss related to refinancing(5)	856	647
Loss related to early extinguishment of debt(6)	1,923	—

(1)	Credit card claim settlement reflects funds received from the Visa Check/ MasterMoney Antitrust Litigation class action lawsuit. The settlement was recorded in direct and occupancy costs within the restaurant costs section of the consolidated statement of operations.

(2)	Shareholders’ rights repurchase reflects the costs of the repurchase of certain rights associated with shares of common stock previously held by former management shareholders who separated from the company.

(3)	Closed restaurant costs were $6.0 million for fiscal 2006 as compared to $2.9 million for the fiscal 2005. The increase was in large part due to the closure of nineteen under performing restaurants in fiscal 2006 compared with eleven store closures in fiscal 2005. We incurred charges related to these store closures of approximately $4.5 million and $2.1 million in fiscal 2006 and fiscal 2005, respectively. In addition, we incurred charges of approximately $1.5 million and $0.8 million in fiscal 2006 and fiscal 2005, respectively, related to the termination of sublease agreements and other related costs.

(4)	We test property and equipment for impairment annually or whenever events or circumstances indicate that the carrying amount of a restaurant’s assets may not be recoverable. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows, namely as individual restaurants. During fiscal 2006 and 2005, we recognized losses of approximately $6.0 million and $3.6 million, respectively, related to impairments of the carrying value of our long-lived assets for 33 and 29 under performing restaurants, respectively, as the carrying value of these long-lived assets exceeded their fair value.

(5)	We incurred approximately $0.9 million of costs related to an initial public offering of Income Deposit Securities that was withdrawn due to unfavorable market conditions during the second quarter of fiscal 2005. Effective as of July 28, 2005, we entered into an amendment to Buffets’ credit agreement and incurred $0.6 million in transaction fees in the first quarter of fiscal 2006.

(6)	During the first quarter of fiscal 2005, we paid approximately $15.7 million to repurchase approximately $14.3 million of Buffets’ 11.25% Notes at an average price of 106.7%. The difference between the premium purchase price and the discounted carrying value of the 11.25% Notes, as well as the associated write-off of debt issuance costs, was recognized as a loss related to the early extinguishment of debt.
      The following table sets forth our results of operations based on the percentage relationship of the items listed to our restaurant sales during the periods shown:

	Year Ended		Year Ended
	June 29, 2005		June 28, 2006

	(dollars in thousands)
Restaurant sales	$926,781	100.0%*	$963,161	100.0%*
Restaurant costs	805,333	86.9	829,576	86.1
Advertising expenses	24,166	2.6	30,637	3.2
General and administrative expenses	43,706	4.7	44,198	4.6
Shareholders’ rights repurchase	—	—	757	0.1
Closed restaurant costs	2,909	0.3	6,023	0.6
Impairment of assets	3,609	0.4	5,964	0.6

Operating income	47,058	5.1	46,006	4.8
Interest expense	48,100	5.2	52,242	5.4
Interest income	(515)	(0.1)	(375)	(0.0)
Loss related to refinancing	856	0.1	647	0.1
Loss related to early extinguishment of debt	1,923	0.2	—	—
Other income	(935)	(0.1)	(994)	(0.1)

Loss before income taxes	(2,371)	(0.3)	(5,514)	(0.6)
Income tax benefit	(187)	—	(742)	(0.1)

Net loss	$(2,184)	(0.2)	$(4,772)	(0.5)

*	Certain percentage amounts do not sum to total due to rounding.

      The following narrative should be read in conjunction with the significant items that impacted results of operations discussed above.
      Restaurant Sales. Restaurant sales increased $36.4 million, or 3.9%, compared with the fiscal year ended June 29, 2005. Average weekly sales for fiscal 2006 of $53,381 were 6.2% higher than the prior year. Same-store sales for fiscal 2006 increased by 4.6% compared to the prior year, reflecting a 6.1% increase in average check, partially offset by a 1.5% decline in guest traffic. We believe high gasoline prices and rising mortgage interest rates have affected our target customers’ disposable income spending decisions and adversely impacted our guest counts. We believe this impact has been partially mitigated due to the popularity of our enhanced protein offerings. We currently expect same-store sales for the first quarter of fiscal 2007 (the 12-week period ending September 20, 2006) to range between a zero and a one percent decrease versus the comparable period in fiscal 2006.
      Restaurant Costs. Restaurant costs for fiscal 2006 decreased 0.8% as a percentage of sales compared with the prior year. Food costs increased 0.9% as a percentage of sales primarily due to our steak and shrimp promotions, which commenced early in fiscal 2006. Our steak offerings were introduced in the first quarter of fiscal 2006 and were expanded system-wide in the second quarter and further expanded in frequency to six-to-seven days per week during the third quarter. In addition, we expanded the frequency of our shrimp offerings during fiscal 2006.
      Labor costs were 1.6% lower as a percentage of sales in large part due to improved sales leverage, as well as a reduction in workers compensation costs as compared to the prior year. We have a large presence in the California market and a large part of our workers compensation reserve relates to claims in that state. Beginning January 1, 2003, a series of workers’ compensation medical reform bills were enacted in California in an effort to control rapidly increasing medical costs. The last of these reform bills was enacted in April 2004. In late 2004 and early 2005, California’s Division of Workers’ Compensation implemented significant regulatory changes called for by the reform bills, that have subsequently resulted in an overall reduction in the number of claims and the average cost per claim in that state. These trends have favorably impacted our claims experience in the California market, resulting in reductions in our workers’ compensation insurance reserve totaling approximately $4.9 million during fiscal 2006.
      Direct and occupancy costs decreased by 0.1% measured as a percentage of sales versus the prior year primarily due to improved sales leverage attributable to reasonably fixed costs on an improving sales base, offset in part by unfavorable general liability insurance trends. Our claims experience worsened during fiscal 2006 resulting in increases in our general liability insurance reserve totaling approximately $1.9 million. We currently expect that restaurant costs will range between 86.1% and 87.1% as a percentage of sales during the first quarter of fiscal 2007.
      Advertising Expenses. Advertising costs increased 0.6% as a percentage of sales during fiscal 2006 versus the prior year as we significantly increased promotional advertising in conjunction with the expansion of our system-wide steak promotion during the second quarter. This heightened marketing commitment, resulting in media coverage for the majority of our owned buffet units, served to announce the system-wide introduction of steak offerings. Television advertising was expanded into areas that had previously not received advertising. The scope of advertising was reduced in the third and fourth quarters to a level more consistent with prior years. We expect that advertising costs will range between 3.2% and 3.4% as a percentage of sales during the first quarter of fiscal 2007.
      General and Administrative Expenses. General and administrative expenses decreased 0.1% as a percentage of sales during fiscal 2006 as compared to the prior year. This decrease was largely due to reasonably fixed costs on an improving sales base. We currently expect that general and administrative expenses will range between 4.3% and 4.5% as a percentage of sales for the first quarter of fiscal 2007.
      Interest Expense. Interest expense increased 0.2% as a percentage of sales during fiscal 2006 versus the prior year period primarily due to rising interest rates on our term loans and the impact of higher accretion of non-cash interest expense on our 13.875% Notes. We currently expect that interest expense will range between 5.9% and 6.1% as a percentage of sales for the first quarter of fiscal 2007.

      Income Taxes. Income tax benefit increased 0.1% as a percentage of sales for fiscal 2006 versus fiscal 2005 principally due to an increase in loss before income taxes as well as an increase in the effective tax rate. The change in the effective rate of 13.5% for fiscal 2006 compared with 7.9% for the prior year was largely attributable to the impact of stable tax credits on declining pre-tax income. The variance between the effective tax rate and the statutory tax rate was largely attributable to the non-deductibility of a portion of the interest on our 13.875% Notes. The increase in the accreted interest related to these notes caused the non-deductible portion of this interest to have a greater impact on the effective rate. In addition, the cumulative impacts of the conversion of one of our subsidiaries to a limited liability company (LLC) in the second quarter and the non-deductibility of the costs related to the repurchase of certain rights associated with shares of common stock previously held by former management shareholders who separated from us during the third quarter of fiscal 2006 increased tax expense. Effective September 22, 2005, OCB Restaurant Co. was converted to OCB Restaurant Company, LLC. In conjunction with this LLC conversion, we recognized a cumulative charge of $368,000 to restate the carrying value of our deferred tax assets, to reflect a lower expected future tax rate. In conjunction with the shareholder rights repurchases, we recognized an income tax charge of $268,000. These increases in tax expense have a decremental impact on the effective tax rate relative to the statutory rate given our tax position of net tax benefits on pre-tax losses.

2004 Compared With 2005
      The following discussion reflects our historical results for the fiscal years ended June 30, 2004 and June 29, 2005. The following discussion should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended

	June 30,	June 29,
	2004	2005

	(dollars in
	thousands)
Significant items that impacted results of operations:
Closed restaurant costs(1)	$1,085	$2,909
Impairment of assets(2)	1,878	3,609
Financing-related compensation expenses(3)	2,240	—
Loss related to refinancing(4)	4,776	856
Loss related to early extinguishment of debt(5)	$5,275	$1,923

(1)	Closed restaurant costs were $2.9 million during fiscal 2005 primarily related to the closure of eleven restaurants as compared to $1.1 million for fiscal 2004 related to the closure of fifteen restaurants. We incurred charges related to these closures of approximately $2.1 million and $0.8 million in fiscal 2005 and fiscal 2004, respectively. In addition, we incurred charges of approximately $0.8 million and $0.3 million related to the termination of sublease agreements and other related costs.

(2)	We test property and equipment for impairment annually or whenever events or circumstances indicate that the carrying amount of a restaurant’s assets may not be recoverable. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows, namely as individual restaurants. During fiscal 2005 and 2004, we recognized losses of approximately $3.6 million and $1.9 million, respectively, related to impairments of the carrying value of our long-lived assets for 29 and 17 under performing restaurants, respectively, as the carrying value of these long-lived assets exceeded their fair value.

(3)	On May 18, 2004, Buffets Holdings issued 13.875% Notes due 2010 in a Rule 144A offering with a stated aggregate principal amount at maturity (including accreted amounts) of $132.0 million. As part of the transaction fees and expenses related to the offering, we recognized approximately $2.2 million of bonus payments to certain restaurant and corporate employees as financing-related compensation expenses.

(4)	During fiscal 2005, we incurred approximately $0.9 million in costs associated with an initial public offering of Income Deposit Securities that was withdrawn due to unfavorable market conditions. During fiscal 2004, Buffets entered into an amended and restated credit facility. In connection with this bank refinancing, we wrote off $4.2 million of debt issuance costs related to the predecessor credit facility. In addition, we incurred $0.6 million in transaction fees associated with an uncompleted senior discount note offering.

(5)	During the first quarter of fiscal 2005, we redeemed approximately $14.3 million of Buffets’ 11.25% Notes at an average price of 106.7%. During the second half of fiscal 2004, we repurchased $29.6 million of 11.25% Notes at an average price of 110.4%. The difference between the premium purchase price and the discounted carrying value of the 11.25% Notes, as well as the associated write-off of debt issuance costs, was recognized as a loss related to the early extinguishment of debt.
      The following table sets forth our results of operations based on the percentage relationship of the items listed to our restaurant sales during the periods shown:

	Year Ended			Year Ended
	June 30, 2004			June 29, 2005

	(dollars in thousands)
Restaurant sales	$942,831	100.0	%*	$926,781	100.0%*
Restaurant costs	811,577	86.1		805,333	86.9
Advertising expenses	25,918	2.7		24,166	2.6
General and administrative expenses	42,658	4.5		43,706	4.7
Closed restaurant costs	1,085	0.1		2,909	0.3
Impairment of assets	1,878	0.2		3,609	0.4
Financing-related compensation expenses	2,240	0.2		—	—

Operating income	57,475	6.1		47,058	5.1
Interest expense	39,609	4.2		48,100	5.2
Interest income	(424)	—		(515)	(0.1)
Loss related to refinancing	4,776	0.5		856	0.1
Loss related to early extinguishment of debt	5,275	0.6		1,923	0.2
Other (income)	(1,379)	(0.1)		(935)	(0.1)

Income before income taxes	9,618	1.0		(2,371)	(0.3)
Income tax expense	1,648	0.2		(187)	—

Net income	$7,970	0.8		$(2,184)	(0.2)

*	Certain percentage amounts do not sum to total due to rounding.
      The following narrative should be read in conjunction with the significant items that impacted results of operations discussed above.
      Restaurant Sales. Restaurant sales for the fiscal year ended June 29, 2005 decreased $16.0 million, or 1.7%, compared with the fiscal year ended June 30, 2004. The decline in sales was impacted by the closure of eleven buffet restaurants, partially offset by the opening of five units over the past year. Although average weekly sales for fiscal 2005 were $50,273, or 0.6% higher than the prior year, same-store sales for fiscal 2005 decreased by 0.6% compared to the prior year, which is comprised of a 3.0% decline in guest traffic partially offset by a 2.4% increase in average check. We attribute the weak sales trends during fiscal 2005 principally to a shift in the timing of the Christmas and New Year holidays to higher-volume weekend days as opposed to lower-volume days in the prior year as well as adverse weather conditions at various times during the year. We also believe high energy costs and uncertain economic conditions affected our target customers’ disposable income spending decisions and adversely impacted our guest counts.
      Restaurant Costs. Restaurant costs for fiscal 2005 increased by 0.8% as a percentage of sales compared with the prior year. Food costs increased 0.5% as a percentage of sales primarily due to commodity pricing pressures in our chicken and dairy product categories. Labor costs were 0.4% lower as a percentage of sales than those experienced in the prior year primarily due to a reduction in our restaurant management headcount. Direct and occupancy costs increased by 0.7% measured as a percentage of sales versus the prior year. The increase was largely attributable to approximately $1.2 million in losses on disposal of assets primarily associated with the cancellation of two new store openings, as well as higher utility costs and leverage issues attributable to reasonably fixed costs on a declining sales base.
      Advertising Expenses. Advertising costs decreased 0.1% as a percentage of sales during fiscal 2005 versus the prior year as we significantly reduced television advertising during December and January.
      General and Administrative Expenses. General and administrative expenses increased 0.2% as a percentage of sales during fiscal 2005 as compared to fiscal 2004. Higher severance expense and professional fees during fiscal 2005 were partially offset by higher bonus expense and 401(k) expense related to employer matching contributions during fiscal 2004.
      Interest Expense. Interest expense increased 1.0% as a percentage of sales during fiscal 2005 versus the prior year primarily due to the issuance of our 13.875% Notes issued in May 2004.
      Income Taxes. Income taxes decreased 0.2% as a percentage of sales for the fiscal year ended June 29, 2005 compared to the fiscal year ended June 30, 2004 principally due to a decrease in income before income taxes. The change in the effective tax rate of 7.9% for fiscal 2005 compared with 17.1% for the prior year was largely attributable to declining pre-tax income, resulting in a change in our tax position from tax expense on pre-tax income in fiscal 2004 to net tax benefits on pre-tax losses in fiscal 2005. Given our pre-tax loss position, the nondeductibility of a portion of the interest on our 13.875% Notes had a decremental impact on our effective tax rate as compared to the statutory tax rate. Our 13.875% Notes were issued on May 2004. Therefore, the amount of non-deductible interest related to these notes was greater in fiscal 2005 than fiscal 2004, resulting in a larger impact on the effective tax rate.
Liquidity and Capital Resources
      We are a holding company with no operations or assets of our own other than the capital stock of our subsidiaries. Operations are conducted through our subsidiaries. The terms of our New Credit Facility place restrictions on Buffets’ ability to pay dividends and otherwise transfer assets to us. Further, the terms of the indenture governing the notes place restrictions on the ability of Buffets and our other subsidiaries to pay dividends and otherwise transfer assets to us.

Historical
      Cash flows generated from our operating activities provide us with a significant source of liquidity. Our sales are primarily for cash or credit and settlement occurs within a few days. Our cash flow from operations is used for debt service payments, capital expenditures, including remodeling initiatives, payments to vendors and general corporate purposes. Vendors are paid on terms ranging from 14 to 35 days. In addition to cash flows from operations, revolving credit loans and swingline loans are available to us under our Existing Credit Facility. Letters of credit issued under the letter of credit facility are also available to us to support payment obligations incurred for our general corporate purposes. Our favorable vendor terms relative to the timing of our cash receipts allow us to voluntarily accelerate our debt repayments, causing a significant working capital deficit. Our capital requirements have been for the development and construction of new restaurants, restaurant refurbishment and the installation of new information systems.
      Our short-term and long-term liquidity needs arise primarily from principal and interest payments on our indebtedness, rent payments under our lease agreements, capital expenditures and working capital requirements, including development and construction of new restaurants, restaurant refurbishment and the installation of new information systems. We expect these requirements to continue in the foreseeable future.

Cash Flow for the Twelve Weeks ended September 20, 2006 and Twelve Weeks ended September 21, 2005
      Operating Activities. Net cash used in operating activities was $4.7 million for the twelve weeks ended September 20, 2006 and net cash provided by operating activities was $5.7 million for the twelve weeks ended September 21, 2005. The overall decline in net cash provided by (used in) operating activities is primarily attributable to the decrease in cash receipts from customers, due to the decrease in total sales, and increases in vendor payments and cash payments for interest, income taxes and non-capitalizable merger integration costs related to the merger with Ryan’s. Net cash used in operating activities exceeded the net loss for the first twelve weeks of fiscal 2007 principally due to payments of accounts payable, accrued and other liabilities, and income taxes payable, partially offset by the effect of noncash depreciation and amortization and accretion of original issue discount. Net cash provided by operating activities exceeded net income for the first twelve weeks of fiscal 2006 principally due to the effect of noncash depreciation and amortization, accretion of original issue discount and a decrease in prepaid expenses, partially offset by payments of accounts payable and accrued and other liabilities.
      Investing Activities. Net cash used in investment activities was $13.0 million for the twelve weeks ended September 20, 2006 and $6.0 million for the twelve weeks ended September 21, 2005. During the first twelve weeks of fiscal 2007, our property and equipment related capital expenditures of $6.8 million represented remodeling and improvement cost on our existing restaurants. On August 1, 2006, our subsidiary, OCB Restaurant Company, LLC acquired certain assets and liabilities of North’s Restaurants, Inc. for approximately $3.5 million. The remaining cash used in investing activities during the first twelve weeks of fiscal 2007 was primarily comprised of capitalized transaction costs related to our merger with Ryan’s. During the first twelve weeks of fiscal 2006, remodeling and improvement costs on our existing restaurants accounted for approximately $4.5 million of our capital expenditures. The bulk of the remainder of our capital expenditures during the first twelve weeks of fiscal 2006 was comprised of new construction expenditures.
      Financing Activities. Net cash provided by financing activities was $5.5 million for the first twelve weeks of fiscal 2007 and net cash used in financing activities was $0.5 million for the first twelve weeks of fiscal 2006. During the first twelve weeks of fiscal 2007, financing activities consisted primarily of borrowings on our revolving credit facility of $6.0 million partially offset by $0.5 million repayment of debt. During the first twelve weeks of fiscal 2006, financing activities entirely consisted of repayments of debt.

Cash Flow for Fiscal 2006, 2005 and 2004
      Operating Activities. Net cash provided by operating activities in fiscal years 2006, 2005 and 2004 was $49.3 million, $52.7 million and $50.5 million, respectively. Net cash provided by operating activities exceeded the net loss for fiscal years 2006 and 2005 principally due to the effect of depreciation and amortization, accretion of original issue discount and an increase in the loss related to the impairment of assets, partially offset by a deferred income tax benefit. Net cash provided by operating activities exceeded net income for fiscal 2004 primarily due to the effect of depreciation and amortization, a write-off of debt issuance cost related to bank refinancing and a loss related to early extinguishment of debt, partially offset by a decrease in accrued and other liabilities.
      Investing Activities. Net cash used in investment activities in fiscal years 2006, 2005 and 2004 was $32.7 million, $28.5 million and $28.4 million, respectively. Investment activities were largely comprised of capital expenditures for all three fiscal years. During fiscal 2006, remodeling and improvement costs on our existing restaurants accounted for approximately $26.3 million of our capital expenditures. The bulk of the remainder of our capital expenditures during fiscal 2006 were comprised of new construction expenditures. During fiscal 2005, new restaurant construction accounted for approximately $12.5 million of our capital expenditures. The remainder of our capital expenditures during fiscal 2005 were primarily comprised of remodeling and improvement costs on our existing restaurants. During fiscal 2004, our capital expenditures were primarily comprised of $18.2 million in re-image expenditures, with the majority of the remaining expenditures representing remodeling and improvement outlays on our existing restaurants. The re-imaging effort in fiscal 2004 primarily encompassed upgrades to the restaurant interiors including new wall and floor coverings and extensive décor enhancements. We completed the sale and leaseback of certain leasehold interests and leasehold improvements with respect to one location in fiscal 2004, with net proceeds from the transaction of approximately $2.7 million. The aggregate initial annual rent associated with the sale-leaseback transactions was $0.3 million in fiscal year 2004. We did not recognize a gain or loss on the transaction in 2004. In addition, the net proceeds were greater than the book value of the leasehold assets resulting in a deferred gain of $0.3 million in fiscal year 2004. This deferred gain is being accreted over the life of the respective restaurant lease.

      Financing Activities. Net cash used in financing activities in fiscal years 2006, 2005 and 2004 was $17.0 million, $29.6 million and $11.9 million, respectively. Financing activities consisted primarily of accelerated repayments of debt in all three fiscal years. In addition, Buffets completed its partial bond repurchase program in August 2004, cumulatively expending $49.5 million to redeem $43.9 million of 11.25% Notes at an average price of 109.2% over a period of approximately six months. Buffets spent $15.7 million during the first quarter of fiscal 2005 to redeem $14.3 million of 11.25% Notes at an average price of 106.7%.
Merger Transaction
      On November 1, 2006, Buffets and Ryan’s announced that we have completed the previously announced merger of Buffets in a cash transaction valued at approximately $834.0 million, including debt that was repaid at closing. Historical liquidity and capital expenditure trends will not be indicative of future trends due to the consummation of the Ryan’s acquisition.
      In conjunction with the Ryan’s acquisition, we and Buffets refinanced our debt. See discussion of Buffets’ new debt under “Credit Facilities and Other Long-Term Debt” below.
      In addition to the fees and expenses paid as part of the Ryan’s acquisition closing, the Company incurred approximately $31.2 million of transaction closing fees and expenses that will be paid subsequent to the Ryan’s acquisition close date.
      We had incurred approximately $4.7 million in transaction and merger integration costs as of September 20, 2006. Transaction costs of approximately $4.3 million have been capitalized and are recorded in “other assets, net” in our condensed consolidated balance sheets. Merger integration costs of approximately $0.4 million have been expensed as incurred and are recorded in “merger integration costs” in our condensed consolidated statements of operations.
Sale-Leaseback Transaction.
      On November 1, 2006, immediately prior to the Ryan’s acquisition, Buffets and Ryan’s entered into the Sale Leaseback Transaction with Drawbridge, an affiliate of Fortress Investment Group LLC, involving approximately 275 Ryan’s restaurants and seven Buffets restaurants. In the Sale Leaseback Transaction, Buffets and Ryan’s, as applicable, conveyed the land (or, in certain cases, underlying ground leases) and related improvements with respect to those properties to Drawbridge or its assignee, Realty Income (or its affiliate), and each simultaneously leased those properties back pursuant to unitary and individual leases, each for an initial lease term of approximately 20 years, with four renewal terms of five years, except with respect to ground lease sites. The purchase price for the portfolio of sale-leaseback properties was approximately $566.8 million. The annual net rent payable under the leases is equal to the purchase price multiplied by a 10.15% cap rate, subject to annual increases of two times the Consumer Price Index (but in no event greater than 2%), and, if the term of the leases are renewed, subject to further increases during some of the renewal terms based upon the then current fair market rental value. See “The Ryan’s Acquisition and Related Transactions — Financing Transactions — The Sale-Leaseback Transaction.”
     Credit Facilities and Other Long Term Debt
      In conjunction with the Ryan’s acquisition, Buffets entered into the New Credit Facility. The New Credit Facility consists of (i) the Term Facility, (ii) the Revolving Facility, and (iii) the Synthetic Letter of Credit Facility. Borrowings under the Term Facility bear interest at an adjusted LIBOR rate plus a margin of either 2.75% or 3.00%, depending on Buffets’ leverage ratio, and borrowings under the Revolving Facility bear interest at an adjusted LIBOR rate plus a margin of 3.25%.
      The borrowings due under the Term Facility are payable in equal quarterly installments in an annual amount equal to 1% of the term loan during each of the first six and a half years of the loan, with the remaining balance payable due on November 1, 2013. The Revolving Facility and the Synthetic Letter of Credit Facility are not subject to interim scheduled principal payments. The New Credit Facility is fully and unconditionally guaranteed by Buffets Holdings, which has no independent assets or operations, and its existing and future domestic subsidiaries and is secured by substantially all of our assets. Borrowing availability under the New Credit Facility depends upon our continued compliance with certain covenants and financial ratios including leverage and interest coverage ratios as specifically defined in the New Credit Facility. See “Description of Credit Facility — New Credit Facility” for a description of the terms of the New Credit Facility.
      On November 1, 2006, Buffets borrowed (i) $530.0 million under the Term Facility, (ii) approximately $5.0 million under the Revolving Facility and (iii) approximately $70.0 million under the Synthetic Letter of Credit Facility. As of November 1, 2006, the interest rate in effect under the Term Facility was 8.36% and the interest rate in effect under the Revolving Facility was 8.61%. See “Description of Credit Facility — New Credit Facility” for further description of the New Credit Facility.
      On November 1, 2006, Buffets issued $300.0 million aggregate principal amount of the initial notes. The issuance was consummated solely by means of a private placement either to qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act, or to certain persons in offshore transactions pursuant to Regulation S promulgated under the Securities Act. The offering of the initial notes was not and has not been registered under the Securities Act and the initial notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.
      The initial notes will mature on November 1, 2014. Buffets has the option to redeem all or a portion of the initial notes on or after November 1, 2010 at fixed prices that decline over time. Buffets also has the option to redeem up to 35% of the aggregate principal amount of the initial notes on or prior to November 1, 2009 with the proceeds of one or more equity offerings at a redemption price of 112.50% of the principal amount of the initial notes, if at least 65% of the aggregate principal amount of the initial notes are outstanding after each such redemption and such redemption is made not more than 90 days after the consummation of certain equity offerings. Upon certain change of control and asset disposition events as described in the indenture governing the initial notes, Buffets may be required to redeem the initial notes at a purchase prices equal to 101%, in the case of change of control events, and 100%, in the case of asset disposition events, of the principal amount of the initial notes. The initial notes are unsecured senior obligations of Buffets and are jointly and severally guaranteed on a senior unsecured basis by its subsidiaries and Buffets Holdings, which has no independent assets or operations.
      The indenture governing the initial notes contains customary covenants relating to restrictions on indebtedness, dividends on, and redemptions and repurchases of, capital stock, liens and sale-leaseback transactions, loans and investments, debt and hedging arrangements, mergers, acquisitions and asset sales, transactions with affiliates and changes in business activities conducted by Buffets and certain subsidiaries. The indenture governing the initial notes also contains customary events of default. See “Description of the Notes.”
     After the Transactions
      Following the completion of the Transactions, our short-term and long-term liquidity needs will arise primarily from principal and interest payments on our indebtedness, rent payments under the sale-leaseback facility, capital expenditures and working capital requirements, including development and construction of new restaurants, restaurant refurbishment and the installation of new information systems.
      As of September 20, 2006, on a pro forma basis after giving effect to the Transactions, we would be permitted to borrow an additional $35.0 million of indebtedness under the New Credit Facility. After giving effect to the Transactions, assuming that they had occurred on September 20, 2006 and that the interest rate on our variable rate indebtedness remains unchanged, our debt service requirements for the twelve months ending June 27, 2007 would be approximately $88.5 million. Our annual debt service obligations will increase by $5.4 million per year for each 1.0% increase in the average interest rate we pay, based upon the balance of variable rate debt outstanding at September 20, 2006, on a pro forma basis after giving effect to the Transactions. After giving effect to the Transactions, we estimate that our operating lease obligations under the Sale-Leaseback Transaction will be approximately $57.5 million for the next twelve months. In connection with the Sale-Leaseback Transaction and the other Transactions, we will incur significant federal, state and local tax liabilities, which we estimate will result in cash payments of between $30 million and $40 million over the next 18 months.

      Future Capital Expenditures. During the remainder of fiscal 2007, we plan to:

•	Open one new restaurant with capital outlay of approximately $2.5 million;

•	Spend approximately $16.0 million on remodeling and improvement costs that will be capitalized. Remodels incorporate design elements to update the décor of our existing facilities including a lighter, more contemporary interior design and expanded dessert displays. Other improvement costs include a variety of outlays such as new carpet, equipment and minor leasehold improvements and display grill installations;

•	Spend approximately $1.0 million on miscellaneous corporate and information systems investments;

•	Spend approximately $15.0 million on the repair and maintenance of our existing restaurant locations that will be expensed. This will encompass expenditures to keep equipment in good working order and leasehold improvements in good condition, without substantially extending the economic lives of the underlying assets;

•	On August 1, 2006, our subsidiary, OCB Restaurant Company, LLC, acquired certain assets and liabilities of North’s Restaurants, Inc., primarily comprised of five buffet restaurants in California and Oregon. The purchase price was $3.3 million. In addition, we incurred $0.2 million of transaction costs. During the remainder of fiscal 2007, we plan to spend approximately $3.0 million to convert three of these units to HomeTown Buffet® restaurants and one unit to a Tahoe Joe’s Famous Steakhouse® restaurant; and

•	Spend approximately $10.0 million to $12.0 million on the integration of Ryan’s and approximately $25.0 million on capital improvements specifically related to the restaurants we acquired in the Ryan’s acquisition.
      For the next twelve months, we expect that cash flow from operations, cash on hand, landlord contributions, credits received from trade suppliers and available borrowing capacity under the New Credit Facility will be adequate to finance our development plans, ongoing operations (including our operating lease obligations) and debt service obligations under the New Credit Facility and the notes. Over the longer term, we believe that cash flow from operations, landlord contributions, credits received from trade suppliers and available borrowing capacity under the New Credit Facility will be sufficient to fund our operations and debt service obligations. However, in order to repay the New Credit Facility and the notes at maturity, we will need to either refinance these facilities with indebtedness and/or raise equity capital.
Contractual Obligations
      The following table provides aggregate information, as of June 28, 2006, about our material contractual payment obligations and the fiscal year in which those payments are due:

	Payments Due by Fiscal Year

	2007	2008	2009	2010	2011	Thereafter	Total

	(In thousands)
Long-term debt(1)	$1,862	$2,328	$177,863	$—	$316,665	$—	$498,718
Interest(2)	20,775	20,775	29,933	39,090	26,413	—	136,986
Operating leases(3)	53,211	51,640	47,986	41,369	34,382	214,621	443,209
Advisory fees(4)	2,100	2,000	2,000	2,000	2,000	—	10,100
Purchase obligations(5)	11,337	—	—	—	—	—	11,337

Total contractual cash obligations	$89,285	$76,743	$257,782	$82,459	$379,460	$214,621	$1,100,350

(1)	Long-term debt payments for fiscal years 2007 through 2009 represent the required principal payments on our variable-rate credit facility. Long-term debt payments in fiscal year 2011 represent the aggregate principal amounts due on Buffets’ 11.25% Notes and our 13.875% Notes, at face value, including aggregate carrying value of $280.5 million as of June 28, 2006 and aggregate accretion from that date through maturity of $36.2 million. Debt payments could be accelerated upon violation of debt covenants. We believe the likelihood of debt covenant violations to be remote. See Note 5 to our consolidated financial statements included elsewhere in this prospectus for details of our long-term obligations.

(2)	Amounts represent contractual interest payments on our fixed-rate debt instruments. Interest payments on our variable-rate term loan facility are excluded. The borrowings under the term loan facility bear interest, at Buffets, Inc.’s option, at either adjusted LIBOR plus 3.50% or at an alternate base rate plus 2.50%, subject to a leverage-based pricing grid. The base rate is the greater of Credit Suisse First Boston’s prime rate, or the federal funds effective rate plus one-half of one percent. The term loan facility matures on June 28, 2009. Interest payments are due quarterly. The interest rate, at LIBOR plus 3.50%, was 8.2% as of June 28, 2006. The borrowings due under the term loan facility are payable in equal quarterly installments in an annual amount equal to 1% of the term loan during each of the first four and a half years of the loan, with the remaining balance payable due in equal quarterly installments during the last year of the loan. See Note 5 to our consolidated financial statements for the period ended June 28, 2006 included elsewhere in this prospectus for details of our long-term obligations.

(3)	Operating leases is comprised of minimum rents and contingent rents. Operating leases have not been reduced by minimum sublease rentals of approximately $11.6 million. See Note 10 to our consolidated financial statements included elsewhere in this prospectus for details of our operating lease obligations.

(4)	The advisory fees comprise our contractual obligation to pay annual advisory fees to each of Roe H. Hatlen, Sentinel Capital Partners, L.L.C. and Caxton-Iseman Capital. See “Related Party Transactions.” Under the terms of these agreements, Mr. Hatlen and Sentinel Capital are each paid a fixed annual fee. The fee of Caxton-Iseman is calculated as a percentage of our earnings before interest, taxes, depreciation and amortization, which in fiscal 2005 resulted in a payment of $1.8 million. This figure has been used as an estimate for our obligations under that agreement for fiscal 2007 and each fiscal year thereafter. The agreements with Caxton-Iseman and Sentinel Capital are of perpetual duration, and hence no estimate of the aggregate amount of future obligations (represented in the “Thereafter” column, above) is provided.

(5)	In determining purchase obligations for this table we used our interpretation of the definition set forth in the Commission Final Rule, Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, which states, “a ‘purchase obligation’ is defined as an agreement to purchase goods or services that is enforceable and legally binding on the registrant and that specifies all significant terms, including: fixed minimum quantities to be purchased; fixed, minimum or variable/price provisions, and the approximate timing of the transaction.” In applying this definition, we have only included purchase obligations to the extent the failure to perform would result in formal recourse against the Company. Accordingly, certain procurement arrangements that indicate we are to purchase future items are included, but only to the extent they include a recourse provision for our failure to purchase.
Other Commercial Commitments
      The following table provides aggregate information about our commercial commitments and the fiscal years in which they expire:

	Amount of Commitment Expiration by Fiscal Year

	2007	2008	2009	2010	Thereafter	Total

	(In thousands)
Letters of credit(1)	$38,617	$118	$—	$—	$—	$38,735

Total commercial commitments	$38,617	$118	$—	$—	$—	$38,735

(1)	Our outstanding letters of credit expire at various times with final expirations in November 2007. As of June 28, 2006, total borrowing availability was $41.3 million, which is comprised of a revolving credit facility of $30.0 million and letter of credit facilities of $11.3 million.
Seasonality and Quarterly Fluctuations
      Our sales are seasonal, with a lower percentage of annual sales occurring in most of our current market areas during the winter months. Generally, restaurant sales per unit are lower in the winter months, our third fiscal quarter ending in April of each year. The impact of these reduced average weekly sales are mitigated in our quarterly data presentations through the inclusion of sixteen weeks in the quarter ending in early April of each year, compared to only twelve or thirteen weeks in each of the other fiscal quarters. Our restaurant sales may also be affected by unusual weather patterns, particularly during the winter months, major world events or matters of public interest that compete for customers’ attention.
New Accounting Standards
      In June 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, which is the beginning of our fiscal year 2007. The adoption of SFAS No. 154 did not have a material impact on our results of operations or financial position.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets.” SFAS No. 153 amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 will be effective for fiscal years beginning after June 15, 2005, which is the beginning of our fiscal year 2007. The adoption of SFAS No. 153 did not have a material impact on our results of operations or financial position.
      In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment.” This statement requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments granted to employees. SFAS No. 123R is effective as of the beginning of the first annual reporting period after December 15, 2005, which is the beginning of our fiscal year 2007. Pursuant to SFAS No. 123R, we are a non-public entity and all outstanding equity compensation awards as of the adoption date will be accounted for in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Subsequent to the adoption date, the issuance of new awards and modification to existing awards will be accounted for in accordance with SFAS No. 123R. We do not believe the impact of the adoption of SFAS No. 123R will have a material impact on our results of operations or financial position.
Quantitative and Qualitative Disclosures about Market Risk
      Interest Rate Risks. We have interest rate exposure relating to the variable portion of our long-term obligations. Buffets’ 11.25% Notes and Buffets Holdings’ 13.875% Notes are fixed rate instruments, while the interest rates on the term loans under the Existing Credit Facility are variable. Based on the terms of the Existing Credit Facility, a 1% change in interest rates on our variable rate debt would have resulted in our interest rate expense fluctuating by approximately $2.2 million for fiscal 2005 and $1.9 million for fiscal 2006. Our interest rate risk under our Existing Credit Facility was mitigated, in part, by an interest rate cap purchased on November 25, 2002 with a notional value of $15 million and a 5% LIBOR strike price that expired on June 30, 2004.
      Food Commodity Risks. Many of the food products purchased by us are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors that are outside our control. To control this risk in part, we have fixed price purchase commitments with terms of one year or less for some key food and supplies from vendors who supply our national food distributor. In addition, we believe that substantially all of our food and supplies are available from several sources, which helps to control food commodity risks. We believe we have the ability to increase menu prices, or vary the menu items offered, if needed, in response to food product price increases within the range that has been experienced historically. To compensate for a hypothetical price increase of 10% for food and beverages, we would need to increase menu prices by an average of approximately 3%. Our average menu price increases were approximately 3% for fiscal 2005 and 6% for fiscal 2006. Accordingly, we believe that a hypothetical 10% increase in food product costs would not have a material effect on our operating results.

BUSINESS
Overview
      We are one of the largest restaurant operators in the United States and the second largest restaurant company in the family dining segment, operating 668 restaurants in 39 states across the United States. As of September 20, 2006, we and Ryan’s operated primarily under the names Old Country Buffet®, HomeTown Buffet®, Ryan’s® and Fire Mountain®. Numerous annual surveys conducted by Restaurants and Institutions magazine have shown that consumers consistently rank Old Country Buffet, HomeTown Buffet and Ryan’s among the highest perceived value of all restaurants in their class. Since our inception in 1983, we have increased our average unit volumes (“AUVs”) at a compound annual growth rate (“CAGR”) of 2.6%. We believe our AUVs are among the top three for our segment. For the twelve weeks ended September 20, 2006, on a pro forma basis, we and Ryan’s served over 50.0 million customers, generated net sales of approximately $414.5 million and incurred a net loss of approximately $5.6 million.
      We believe the combination of Buffets and Ryan’s will create numerous compelling strategic benefits including:

•	Complementary brands and businesses;

•	Benefits of scale from combined entity;

•	Enhanced geographic footprint;

•	Potential for significant cost savings;

•	Additional upside opportunities primarily from cross-fertilization of best practices; and

•	Strong management team.
      We maintain a high level of food quality and service in all of our restaurants through uniform operational standards initiated at the corporate level. Our strategy is to offer quality food at an exceptional value. Freshness is maintained by preparing food in small batches of six to eight servings at a time, with preparations scheduled by monitoring current customer traffic and applying our proprietary food production forecasting model. Our buffet restaurants employ uniform menus, recipes and ingredient specifications, except for minor differences relating to regional preferences. We offer an extensive menu with approximately 100 menu items at each meal, including entrees, soups, salads, fresh vegetables, non-alcoholic beverages and desserts. Typical entrees include steak, chicken, carved roast beef, ham, shrimp, fish and casseroles. Ryan’s offers similar menu items and entrees. We were an early innovator of the scatter bar, a buffet format that we believe reduces the waiting time of customers to access food, thereby enhancing their experience and increases table turns. All of our and Ryan’s restaurants serve lunch and dinner seven days a week. All of our restaurants and most of Ryan’s restaurants offer breakfast on Saturdays and Sundays.
      We have a national footprint of restaurant locations, which are strategically concentrated in high population density regions. Our strong brand awareness in these regions enables us to maximize penetration within such markets and achieve operating and advertising synergies. For example, our advertising and marketing programs in our primary market areas provided media coverage for 71% of our buffet restaurants as of September 20, 2006. In addition, our restaurants are located in high customer traffic venues and include both freestanding units as well as units located in strip shopping centers and malls. As of September 20, 2006, on a pro forma basis, approximately 67% of our restaurants were freestanding units and approximately 33% of our restaurants were located in strip shopping centers or malls.
      Our buffet restaurants use an all-inclusive, all-you-can-eat, pricing strategy designed to provide a very high dining value to our customers. Our core proposition of great food at a great value attracts a broad variety of customers, including families, singles and senior citizens. The average guest check in our buffet restaurants for fiscal 2006 and the twelve weeks ended September 20, 2006 were $7.70 and $7.84, respectively, and the average guest check in Ryan’s restaurants for its fiscal year ended December 28, 2005, six months ended June 28, 2006 and the nine months ended September 27, 2006 were $8.17, $8.39 and $8.37, respectively. In order to further enhance our guests’ dining experience, we have focused on providing a level of customer service designed to supplement the self-service buffet format, including such features as limited table-side service and our greeters.

      Our buffet restaurants, as well as those of Ryan’s, average approximately 10,000 square feet in size and can seat between 220 and 600 people. On average, our buffet restaurants served approximately 6,900 customers per week for fiscal 2006. Ryan’s restaurants served approximately 5,700 customers per week for its fiscal year ended December 28, 2005.
Industry Overview
      The restaurant industry is one of the largest industries in the United States. According to the National Restaurant Association (“NRA”), a restaurant trade association, the U.S. restaurant industry will experience its fifteenth consecutive year of real sales growth in 2006. According to Technomic Information Services (“Technomic”), an independent research organization, the restaurant industry has grown at an average annual rate of 6.7% since 1977. According to the NRA in 2006, the industry will grow by an estimated 5.1% to $511.1 billion in sales from 2005 levels capturing approximately 47.5% of today’s food dollar spending. We believe this growth can be attributed to several key lifestyle and demographic trends, including the continued increase in spending on food consumed away from home and restaurant dining, the continued growth in disposable incomes and the general aging of the population.
      We operate in the family dining segment of the restaurant industry. According to Technomic, the family dining category is the third largest segment of the restaurant industry, with approximately $32.8 billion in sales in 2005. Sales in this segment are projected to grow at a CAGR of 2.0% for the period from 2005 to 2010, according to Technomic. We believe the family dining category has a loyal customer base, stable characteristics and offers consumers a consistent dining experience with quality food at a lower cost per check than other dining options.
Our Competitive Strengths
      We believe our leading market position, established high value restaurant brands, consistent performance in all business cycles, strong cash flow generation, skilled restaurant managers, low employee turnover, centralized control measures and strong management team will allow us to continue to grow revenue and increase profitability.
      Leading Market Position with National Scale. We are one of the largest restaurant operators in the United States. We are the second largest restaurant company in the family dining segment and account for approximately 5% of total sales within this segment. We believe that we benefit from significant operational efficiencies and economies of scale due to our large number of restaurants and our centralized operating and purchasing systems. We believe that we are able to achieve substantial levels of cost savings as a result of our size and related volume purchasing power, particularly with respect to food and beverage raw material costs.
      Established, High Value Restaurant Brands. Over our 23 year operating history and Ryan’s 28 year operating history, we and Ryan’s have developed well-established, highly recognized brands in the geographic areas we serve. In our core markets of Southern California, the upper Midwest, the Chicago area, Detroit and part of the Northeast, Buffets has an aided brand awareness of over 90%, and we and Ryan’s have received numerous “Best Buffet” awards from our customers and from restaurant associations. We strive to consistently provide a convenient, high-quality dining experience to our customers in order to generate frequent visit patterns and brand loyalty. In our core markets, the average Buffets customer visits a Buffets restaurant approximately two to four times per month, which we believe is at the high end of the family dining segment. We believe that average customer visits at Ryan’s restaurants are similar to ours. We may locate new restaurants in our existing markets to capitalize on our strong brand awareness and loyal customer base.
      Consistent Performance in All Business Cycles. We believe the value we offer our customers, which plays an important role in consumers’ decision-making process, allows us to perform on a relatively consistent basis even during difficult economic conditions. We have grown AUVs at a CAGR of 2.6% since our inception in 1983. In fiscal 2006, we were able to increase average weekly sales per restaurant by 6.2% over fiscal 2005. We believe the stability in our financial performance is a result of the following business characteristics:

•	Broad Demographic Appeal. 64% of our customers are in the 25-60 age bracket, which represents approximately 65% of the U.S. population. 53% of our customers are in the 45-60+ age bracket, the fastest growing segment of the U.S. population.

•	Geographically Balanced. We have more than 600 restaurants across the United States in 39 states, excluding franchised locations. Other than California, which accounts for 18% of our revenues, no single state comprises more than 6% of our revenues on a pro forma basis.

•	Diversified Food Costs. As a buffet style restaurant with a broad selection of food, we are able to quickly modify our menu in response to changes in customer preferences and rising food costs. Our total food costs represented approximately 34% of our revenues in fiscal 2006, with no individual food product purchase cost accounting for more than 5% of our revenues. Ryan’s total food costs represented approximately 35% of its revenues in its fiscal year ended December 28, 2005, with no individual food product purchase cost accounting for more than 7% of its revenues. In the event of an increase in the cost of a particular food product, we and Ryan’s are generally able to shift the menu offering to other foods in order to reduce consumption of the higher cost item.

•	Attractive Unit Level Economics. Our existing restaurants generated average weekly restaurant sales of approximately $53,000 per restaurant for fiscal 2006 and increased average weekly sales per restaurant at a CAGR of 1.7% over the five year period ended June 28, 2006. We believe that the increased sales volume is due to the introduction of new food offerings and more effective advertising. Our AUVs in fiscal 2006 increased 6.2% compared to our AUVs in fiscal 2005.
      Strong Cash Flow Generation. Our strong operating results, historically low maintenance capital expenditure and working capital requirements are key drivers of our strong cash flow generation. We believe our and Ryan’s restaurants are well-maintained and will require a similar level of maintenance capital expenditures in the near future. Since 2003, our maintenance capital expenditures have averaged approximately 1.0% of restaurant sales. On a pro forma basis for fiscal 2006 and for the twelve weeks ended September 20, 2006, our maintenance capital expenditures would have been approximately 1.7% and 1.6%, respectively, of our revenue.
      Skilled Restaurant Managers and Low Turnover. Our most important asset is our people. We believe that a well trained and motivated workforce results in lower turnover, lower operating costs and the ability to consistently grow sales in existing units. Our general managers have an average of eight years experience with us. In fiscal 2006, our buffet restaurant general manager turnover rate was approximately 26% and our overall restaurant management turnover rate was approximately 31%, both of which we believe to be below average industry turnover rates. We are deeply committed to the long-term development of our employees. In fiscal 2006, we spent $3.6 million on training and development. All of our buffet restaurant managers receive extensive training relating to all aspects of restaurant management at Buffets College, our training program operated out of our corporate headquarters. We also initiated a program in 1997 under which we reward managers with trips and other benefits when they exceed specified operating benchmarks. The goal of these programs is for our restaurant managers to develop a strong tie to their community and instill a sense of ownership in their particular restaurant.
      Centralized Control Measures. We believe that we and Ryan’s maintain a high level of financial controls, service and food quality in all of our buffet restaurants through uniform operational standards initiated at the corporate level. Our centralized systems enable management to evaluate weekly profit and loss statements, sales reports and supplier invoices for each buffet restaurant, allowing us to quickly identify performance trends and monitor key profitability drivers. These systems are supplemented by several performance audit and evaluation programs, including a toll-free guest service line and detailed quarterly restaurant performance audits by multi-unit managers. These ongoing efforts assist management in tracking restaurant performance and customer satisfaction at the individual restaurant level. We believe that centralized coordination of our nationwide network of buffet restaurants assures a consistent level of food quality in our restaurants and enables us to negotiate favorable pricing and terms for major product purchases directly with manufacturers and producers.
      Strong Management Team with Equity Ownership. We have attracted and retained an exceptionally talented and complementary executive management team with an average of more than 25 years of experience. Our executive management team has demonstrated strong restaurant operating capabilities by consistently increasing profitability and executing a disciplined growth strategy. Executives who have joined us from Ryan’s have an average of 29 years of experience and we believe that they will enable us to continue strengthening our managerial talent. In addition, our management team has fully diluted equity interests (including vested and unvested stock options and phantom equity) of over 8% of Buffets Restaurants Holdings, Inc., the sole shareholder of Buffets Holdings.
Cost Savings Related to the Ryan’s Acquisition
      While Ryan’s units are operated as a separate division in the company, significant focus is being placed on improving operating margins throughout the Ryan’s system by means of back-office and corporate support function consolidation, reduction in labor and other costs at Ryan’s units, and realization of purchasing synergies between our and Ryan’s contracts. We expect to achieve a total of $55.7 million in cost savings on a run rate basis within a year of the closing of the Transactions. Our planned initiatives include:
      Back-office and Corporate Support Function Consolidation. The majority of Ryan’s corporate and administrative support functions will be consolidated into the existing Buffets systems, processes and operating platform. Certain store-level operational structure and multi-unit management positions at Ryan’s, such as restaurant level general manager positions and multi-unit area director positions, will remain intact. Ryan’s general and administrative expense was 6.7% of its revenue for the last twelve months ending June 28, 2006 and our general and administrative expense was 4.6% of revenue for fiscal 2006. We estimate that reductions in Ryan’s corporate office and executive staff, consolidation of back office and administrative functions, conforming Ryan’s management training program to our standard, reduction of Ryan’s net worth taxes and elimination of various redundant costs will result in cost savings of approximately $13.9 million. Together with other measures, we expect to achieve approximately $17.9 million in general and administrative cost savings through these initiatives.
      Reduction in Labor Costs. Ryan’s labor expense was 32.7% of its revenue for the last twelve months ending June 28, 2006 and our labor expense was 28.5% of revenue for fiscal 2006. We believe that we will achieve approximately $9.7 million in cost savings through more cost effective labor scheduling and approximately $7.2 million in cost savings through changes to Ryan’s benefit plans to more closely match our benefit plans and certain other measures.
      Realization of Purchasing Synergies. On a pro forma basis, our total food cost was approximately $610 million for fiscal 2006, including Buffets’ food cost of $327.2 million and Ryan’s food cost of $282.7 million. We expect to achieve approximately $13.2 million in cost savings by consolidating volumes and selecting from our and Ryan’s most cost efficient existing contracts, and to achieve approximately $3.0 million in cost savings through shifting to in-house production of certain products and certain other measures.
      Other Costs Reductions. We believe we can achieve other cost savings in the amount of $4.6 million through the discontinuation of certain operating practices at Ryan’s units, which management believes are non-industry standard, and conforming certain Ryan’s operating practices to Buffets standard. Examples of practices which will be discontinued include: extra hourly employee background checks, which generates $1.5 million in savings, and verification and the acceptance of personal checks for payment, which represents approximately $0.7 million in savings. We also expect to achieve approximately $2.0 million in savings by replacing Ryan’s safety shoe program with a similar program at our company and the adoption of our smallwares management program at Ryan’s.
      In addition, we expect to achieve additional cost savings through implementation of select marketing initiatives at Ryan’s, further application of best practices across both systems (including food preparation and purchasing), further consolidation of back-office and corporate support function, further reduction in benefit plans and further reduction in hourly turnover. All the foregoing statements of expected cost savings are forward-looking statements. We cannot assure you as to when or if the expected cost savings discussed above will be realized. See “Risk Factors — Risks Relating to Our Business — We may not realize the anticipated benefits of our acquisition of Ryan’s and we may face certain challenges regarding the integration of Ryan’s” and “Disclosure Regarding Forward-Looking Statements.”

Our Strategy
      We plan to continue to improve our operating performance through a focus on same-store sales growth and margin expansion, continued enhancement of operational systems and selectively developing new company-operated restaurants and pursuing strategic “tuck-in” real estate acquisitions.
      Focus on Same-Store Sales Growth and Margin Expansion. We are focused on growing same-store sales and margins through several operational initiatives at the restaurant level. These initiatives include:

•	Menu Enhancements. We have recently introduced new food products, including fresh steak, breakfast omelets, shrimp and baby-back ribs to our menu in all restaurants and will continue to offer new food products. We have historically instituted modest price increases alongside menu enhancements and the installation of display grills to our restaurants. In fiscal 2006, we increased prices by 6.3% versus the comparable period in fiscal 2005. We typically observe an increase in guest counts as a result of new food introductions.

•	Display Grill Installation. The display grill features a display-style cooking area in the dining room that is highly visible and easily accessible by our customers. A variety of meats and vegetables are grilled daily and available to customers as part of the buffet price. Customers go to the grill and can select “hot off-the-grill” steak, chicken, seafood or other grilled items. We began installing the display grill in 2005 and have 12 display grills in operation in our restaurants. From the time we installed our display grills in 2005 through September 20, 2006, we have observed favorable guest count increases in our restaurants in which we have display grills. As of September 20, 2006, Ryan’s has over 200 display grills in operation.

•	Marketing Initiatives. We recently implemented an enhanced marketing campaign that focuses on quarterly food-specific promotions. Recent promotions have featured six or seven day steak, breakfast omelets, “Shrimp 5 Ways,” and steak and baby back ribs. In the past year, we also have refocused our marketing media mix to achieve a more efficient combination of television, radio and billboard advertising. We believe that the new media plan is achieving a rate of market penetration similar to our prior efforts but at a lower media cost.

•	Vigilant Cost Management. We intend to continue to refine our operations, with a focus on increasing our labor productivity and food cost management while continuing to offer a positive guest experience.

•	Continuous Focus on Guest Experience. We have placed significant emphasis on improving the guest experience at our restaurants, including improvements in ambiance, food quality and service. We employ a toll-free number that collects in excess of 100,000 guest comments and responses per year. These guest responses are tabulated into guest satisfaction scores that our senior management uses to measure overall customer experience at its restaurants. We have seen a steady rise in these scores since we implemented the toll free number in April 2004. Management has observed that improvement in guest satisfaction scores are typically a leading indicator of same-store sales growth. Our commitment to improved service is reflected in our incentive plan, as store-level bonus programs are tied to the achievement of various service metrics. We plan on monitoring guest experience at Ryan’s under the same system.

•	Breakfast Daypart Expansion. Breakfast is a profitable Saturday and Sunday daypart segment that is offered in all Buffets restaurants and is currently being implemented in the Ryan’s system. We intend on continuing the rollout of breakfast at all Ryan’s restaurants with completion anticipated by March 2007. With a minimal capital investment of approximately $5,000 per store, the breakfast daypart generates average incremental annual revenues per store of approximately $125,000.
      Continued Enhancement of Operational Systems. Our centralized financial and accounting systems allow us to analyze cost, cash management, customer count and non-financial data to understand key profitability drivers. We see opportunities for further efficiency improvements through our management information systems, including electronic food ordering, improved food cost analysis tools and other restaurant data analyses, such as the ability to monitor all aspects of customer satisfaction and ingredient and supply volume usage. Continuous improvement of these systems should engender a continued higher level of food quality and service across our entire network of restaurants, while providing management with the tools necessary to monitor performance at each individual restaurant.
      Selectively Develop New Company-Operated Restaurants and Pursue Strategic “Tuck-in” Real Estate Acquisitions. We intend to open additional company-operated restaurants in our existing markets with relatively lower risk and higher efficiencies than in areas where we do not have an established market position. By opening restaurants in existing markets, we are able to leverage costs and gain efficiencies, including regional supervision, marketing, purchasing, recruiting and training. We also actively evaluate small buffet operations of 3 to 20 units that could be acquired at attractive values for their real estate and converted into one of our principal restaurant brands. For example, we acquired five J.J. Norths restaurants on August 1, 2006. We believe that our existing human resources, technology, marketing, purchasing and training programs are capable of effectively integrating acquisitions. Targeted acquisitions can provide significant synergies, including the ability to increase purchasing scale, leverage marketing spending, increase brand awareness and spread fixed costs over a larger revenue base.
History
      Buffets was founded in 1983 to develop buffet-style restaurants under the name Old Country Buffet. In October 1985, Buffets successfully completed an initial public offering with seven restaurants, and by 1988 had 47 company-owned units and nine franchised units. In September 1996, Buffets merged with Hometown Buffets, Inc., a similar publicly-held scatter-bar, buffet-style restaurant company established and developed by one of Buffets’ co-founders. The merger provided us with additional management expertise and depth, and increased purchasing power and marketing efficiencies. The merger also added 80 company-owned restaurants in 11 states and 19 franchised restaurants in eight states, bringing the total number of restaurants to 346 company-owned restaurants and 24 franchised restaurants in 36 states at December 31, 1996.
      Buffets Holdings was formed by Caxton-Iseman Capital, Inc. in 2000. On October 2, 2000, we acquired Buffets in a buyout from its public shareholders. Caxton-Iseman Investments L.P. and other investors, including members of management, made an equity investment in us and became the beneficial owners of 100% of our existing common stock. Buffets Holdings is a holding company whose assets consist substantially of the capital stock of Buffets.
      On December 29, 2005, Buffets Holdings entered into a contribution agreement with Caxton-Iseman Investments, L.P., Sentinel Capital Partners II, L.P., members of Buffets Holdings senior management and Buffets Restaurants Holdings, a newly formed corporation (the “Contribution Agreement”). In accordance with the contribution agreement holders of 100% of Buffets Holdings’ outstanding common stock contributed their shares of common stock of Buffets Holdings to Buffets Restaurants Holdings in exchange for proportional amounts of Buffets Restaurants Holdings common stock. As a result, Buffets Holdings is a wholly-owned subsidiary of Buffets Restaurants Holdings.
      On November 1, 2006, Buffets and Ryan’s completed a merger transaction valued at approximately $834.0 million, including debt that was repaid at closing. Pursuant to the Merger Agreement, Merger Sub merged with and into Ryan’s, with Ryan’s remaining as the surviving corporation. As a result of the Ryan’s acquisition, Ryan’s became a wholly-owned subsidiary of Buffets. See “The Ryan’s Acquisition and Related Transactions” for a more detailed description of the Ryan’s acquisition.
Ryan’s Concept Overview
      Ryan’s restaurants are family-oriented restaurants serving a wide variety of foods from centrally located food bars known collectively as the Mega Bar® buffet, as well as grilled entrees such as charbroiled steaks, hamburgers, chicken and seafood. The Mega Bar® includes fresh and pre-made salads, soups, cheeses, a variety of hot meats and vegetables, and hot yeast rolls prepared and baked daily on site. All restaurants have their Mega Bar® in a scatter bar format. This format breaks the Mega Bar® into island bars for easier customer access and more food variety. All meals include a trip to a bakery bar. Bakery bars feature hot and fresh-from-the-oven cookies, brownies and other bakery products as well as various dessert selections, such as ice cream, frozen yogurt, fresh fruit, cakes, cobblers and several dessert toppings. All restaurants also offer a variety of non-alcoholic beverages.

      Ryan’s began a weekend breakfast buffet program during 2005, and there were 270 restaurants serving breakfast on Saturdays and Sundays as of September 20, 2006. Customers are offered a wide variety of breakfast foods, including cooked-to-order eggs and omelets, pancakes, waffles, hash browns, sausage, bacon, ham, pastries, cold cereal, juices and fresh fruit. Ryan’s management plans to offer breakfast in all restaurants by March 2007.
      Ryan’s current restaurant design features a display-style cooking area that is in the dining room and is very visible and easily accessible to customers. A variety of meats and vegetables are grilled daily and available to customers as part of the buffet price. Customers go to the grill and can get hot, cooked-to-order steak, chicken, seafood or other grilled items placed directly from the grill onto their plate. This format was first implemented during 2000, and at September 20, 2006, 225 of Ryan’s restaurants operated with the display cooking format. In 2006, all new restaurants will open with display cooking, and current plans for the second half of 2006 call for the conversion of eight to ten Ryan’s restaurants to this format.
      Ryan’s restaurants are generally open seven days a week with typical hours of operation being 10:45 a.m. to 9:30 p.m. Sunday through Thursday and 10:45 a.m. to 10:30 p.m. Friday and Saturday. Those stores serving breakfast open at 7:30 a.m. on Saturday and Sunday. The average customer count per restaurant during the first six months of 2006 was approximately 5,800 per week, and the average meal price per person was $8.39, including beverage. This average meal price includes the price of beverages, which are charged separately from the meal. Ryan’s management believes that the average table turns over every 30 to 45 minutes.
      Each company-owned restaurant is located in a free-standing masonry building that is typically about 10,000 square feet. The interior of most restaurants generally contains two or three dining rooms with seating for approximately 400 customers in total, an area where customers both order and pay for their meals and a kitchen area. The focal points of the main dining room are the Mega Bar® and a bakery bar. In restaurants with display cooking, the display-style grill is prominently visible from where customers enter the restaurant. Parking lots at the restaurants vary in size, with available parking generally ranging from 125 to 200 cars.
Restaurant Operations, Controls and Management Training
      Buffets. In order to maintain a consistently high level of food quality and service in all of our restaurants, we have established uniform operational standards. These standards are implemented and enforced by the managers of each restaurant. We require all restaurants to be operated in accordance with rigorous standards and specifications relating to the quality of ingredients, preparation of food, maintenance of premises and employee conduct.
      Each buffet restaurant typically employs a Senior General Manager or General Manager, Kitchen Manager, Service Manager and Food Bar Manager (collectively referred to as “restaurant managers”). Each of our restaurant General Managers has primary responsibility for day-to-day operations in one of our restaurants, including customer relations, food service, cost controls, restaurant maintenance, personnel relations, implementation of our policies and the restaurant’s profitability. A portion of each General Manager’s and other restaurant managers’ compensation depends directly on the restaurant’s profitability. Bonuses are paid to buffet restaurant managers each period based on a formula percentage of controllable restaurant profit. We believe that our compensation policies have been important in attracting, motivating and retaining qualified operating personnel.
      Each buffet restaurant general manager reports to an Area Director or Senior Area Director who reports to a Regional Vice President. Each Regional Vice President reports to our Executive Vice President of Operations. Our Tahoe Joe’s Famous Steakhouse restaurants are operated by our wholly-owned subsidiary Tahoe Joe’s, Inc. and the divisional President overseeing Tahoe Joe’s reports to the Chief Executive Officer of Buffets.
      We maintain centralized financial and accounting controls for all of our restaurants. On a daily basis, restaurant managers forward customer counts, sales, labor costs and deposit information to our headquarters. On a weekly basis, restaurant managers forward a summarized profit and loss statement, sales report, supplier invoices and payroll data.

      We have a series of training programs that are designed to provide managers with the appropriate knowledge and skills necessary to be successful in their current positions. All new restaurant managers hired from outside our organization and hourly employees considered for promotion to restaurant management are required to complete nine days of classroom training at our corporate headquarters in Eagan, Minnesota. After their initial instruction, new management candidates continue their training for four weeks in one of our certified training restaurants. The information covered in manager training includes basic management skills, food production, labor management, operating programs and human resource management.
      Advancement is tied to both current operational performance and training. General Managers may be selected to attend a specialized five-day training program conducted at our corporate headquarters. This program focuses on advanced management skills with emphasis on team building and performance accountability.
      In addition to these programs, we conduct a variety of field training efforts for store management covering topics such as new product procedures, food safety and management development.
      Ryan’s. Ryan’s emphasizes standardized operating and control systems together with comprehensive recruiting and training programs in order to maintain food and service quality. In each restaurant, Ryan’s management team typically consists of a general manager or operating partner (under the “Operating Partner Program” described below), a manager, an assistant manager and an associate manager. Management personnel begin employment at the manager trainee level and complete a formal four-week training program at Ryan’s management training center in Greer, South Carolina prior to being placed in associate manager positions. All restaurant managers continue their training through various training manuals and classes developed by Ryan’s.
      Each restaurant management team reports to a district manager or district partner (under the “District Partner Program” described below). Individuals in these positions normally oversee the operations of four to eight restaurants and report to one of nine regional directors who may be at the Vice President level and, in every case, report to the Vice President-Operations. Communication and support from all corporate office departments are designed to assist all restaurant supervisory personnel (collectively referred to hereafter as “Restaurant Supervision”) in responding promptly to local concerns.
      Ryan’s compensation program includes incentive bonuses for general managers, operating partners and managers and for all Restaurant Supervision. General managers and managers are paid monthly bonuses based on the sales volumes of their individual restaurants with deductions for excess spending in key expense areas. The Operating Partner Program is described in the following paragraph. District managers are paid quarterly bonuses based principally on same-store sales, profitability and certain qualitative factors. Regional director bonuses are also paid quarterly and are based principally on same-store sales, profitability and certain restaurant-level non-financial measurements concerning staffing, training and customer satisfaction.
      Ryan’s Operating Partner Program provides general managers with an additional career path and an opportunity to share in the profitability of their stores. After being selected for the Program, a general manager is promoted to Operating Partner and then receives a salary increase and monthly bonuses based on both the operating profit and sales level of the restaurant. Additional bonuses are earned for same-store sales increases. An Operating Partner who completes his or her five years as an Operating Partner is eligible for promotion to Senior Operating Partner. Upon acceptance into such program, a new Senior Operating Partner receives a salary increase and continues on the Operating Partner bonus program. At September 20, 2006, there were 68 Operating Partners and 42 Senior Operating Partners in place, collectively representing 110 or 33% of Ryan’s restaurants at that date.
      In 1999, Ryan’s initiated a District Partner Program in order to reward top-performing district managers who were ready to assume additional responsibilities. After being selected for the Program, a district manager is promoted to District Partner and then receives monthly bonuses based on both the operating profits and sales levels of the restaurants under his or her supervision. At September 20, 2006, there were 16 District Partners supervising 108 restaurants.

Research and Development, Menu Selection and Purchasing
      Our processes of developing new food offerings and establishing standard recipes and product specifications are handled at the headquarters. Specialists drawn from our Food and Beverage, Marketing, Concept Development, Operations and Purchasing Departments lead this effort. Before new items are introduced or existing products are modified, a program of testing within limited markets is undertaken to assess customer acceptance and operational feasibility. Food quality is maintained through centralized supplier coordination and frequent restaurant visits by Area Directors and other management personnel.
      Our new product activity includes an ongoing roll-out of new items to keep the guest experience fresh. Additionally, we have periodic promotions, wherein a specific theme, such as BBQ, Italian, Asian, Seafood, Steak or Mexican, is highlighted on a given night. Each spring and fall, we introduce a seasonal menu to provide variety and more seasonally appropriate food. Furthermore, although most of the menu is similar for all of our buffet restaurants, individual restaurants have the option to customize a portion of the menu to satisfy local preferences.
      Headquarters personnel negotiate major product purchases directly with manufacturers on behalf of all of our restaurants for all food, beverage and supply purchasing, including quality specifications, delivery schedules and pricing and payment terms. Each restaurant manager places orders for inventories and supplies with, and receives shipments directly from, distributors and local suppliers approved by us. Restaurant managers approve all invoices before forwarding them to our headquarters for payment. To date, we have not experienced any material difficulties in obtaining food and beverage inventories or restaurant supplies. We rely on a third party supplier to provide approximately 75% of the food products used in our restaurants.
Franchising and Joint Ventures
      Buffets. We currently franchise 18 buffet restaurants under the Old Country Buffet® and HomeTown Buffet® names. One large franchisee comprises approximately 78% of the franchise base with small operators holding the remaining units. Franchisees must operate their restaurants in compliance with our operating and recipe manuals. Franchisees are not required to purchase food products or other supplies through us or our suppliers. Each franchised restaurant is required at all times to have a designated General Manager and Manager who have completed the required manager training program.
      Ryan’s. While Ryan’s has granted franchises in the past, its management has not actively pursued new franchisees in recent years and it currently has no existing franchises.
Advertising and Promotion
      Buffets. We market our buffet restaurants through a two-tiered marketing approach including mass media advertising and community based marketing. Mass media advertising, predominantly television, is used when we can receive a profitable return on expenditures. Our media plan is based on an efficient media mix, including television, radio, outdoor print and tour industry advertising. As of September 20, 2006, approximately 71% of our buffet restaurants are in markets supported by mass media advertising.
      We have instituted a disciplined approach to advertising expenditures, designed to increase the efficiency of our marketing dollars by focusing on high-return markets and specific food theme promotions. These theme promotions feature a variety of popular cuisine categories, such as BBQ, Italian, Asian, Seafood or Mexican. Food promotions are designed to keep the guest experience fresh and capitalize on current consumer trends.
      Community based marketing is the responsibility of each store; however, events and activities are coordinated and monitored centrally by our Community Marketing Department. Our local marketing efforts are designed to build relationships with the community and drive incremental visits through specific, targeted community events. Most restaurants employ a dedicated community marketing representative to execute a trading area-specific plan of local events.
      Ryan’s. Ryan’s has not relied extensively on advertising, spending less than one percent of restaurant sales in fiscal years 2006, 2005, and 2004 on advertising. In 2005 and for six months ended June 28, 2006, Ryan’s advertising efforts consisted principally of targeted meal discounts utilizing coupons, billboard advertising, newspaper ads and a store-level local marketing program. Local marketing focuses on building customer relationships through community involvement and may include activities such as sponsoring a youth sports team, providing a meeting place for organizations or providing food for a special community event. The emphasis is on building relationships at the restaurant level that lead to word-of-mouth advertising and, in turn, to increased restaurant sales.
Competition
      The food service industry is highly competitive. Menu, price, service, convenience, location and ambiance are all important competitive factors. The relative importance of many such factors varies among different segments of the consuming public. By providing a wide variety of food and beverages at reasonable prices in an attractive and informal environment, we seek to appeal to a broad range of value-oriented consumers. We believe that our primary competitors in this industry segment are other buffet and grill restaurants, as well as traditional family and casual dining restaurants with full menus and table service. Secondary competition arises from many other sources, including home meal replacement and fast food. We believe that our success to date has been due to our particular approach combining pleasant ambiance, high food quality, wide menu breadth, cleanliness, reasonable prices, and satisfactory levels of service and convenience.
Employees
      Buffets. As of September 20, 2006, we had approximately 21,000 employees. Except for approximately 360 corporate employees, approximately half of which worked at our corporate headquarters, our employees worked at our 340 company-owned restaurants. Generally, each of our buffet restaurants operate with three to four salaried managers and approximately 50-60 hourly employees.
      Ryan’s. As of September 20, 2006, Ryan’s employed approximately 21,900 persons, of whom approximately 21,600 were restaurant personnel. The remainder worked at Ryan’s corporate headquarters.
      Neither our nor Ryan’s employees are unionized. We have never experienced any work stoppages and believe that our employee relations are good.
      Our average wage costs have been reasonably stable for the past three fiscal years largely due to macro-economic conditions. Historically, in times of increasing average wage costs, we have been able to offset wage cost increases through increased efficiencies in operations and, as necessary, through retail price increases. There can be no assurance that we will continue to be able to offset wage cost increases in the future.
Restaurant Locations
      Our restaurants are located in both urban and suburban areas in a variety of strip shopping centers, malls and freestanding buildings. Pro forma for the Ryan’s acquisition and Sale-Leaseback Transaction, we lease all of our restaurant locations located in strip shopping centers and malls. All Ryan’s restaurants are located in freestanding masonry buildings. Of our 117 restaurants located in freestanding buildings, we own the building and land for one of the restaurants. The remaining 116 restaurants are operated in company-funded leasehold improvements located on leased land or in facilities where we lease both the underlying land and the leasehold improvements.
      Our leases are generally for 10 or 15 year terms, with two to four options exercisable at our discretion to renew for a period of five years each. The leases provide for rent to be paid on a monthly basis.
      Our corporate headquarters is located in leased facilities in Eagan, Minnesota.

      As of September 20, 2006, we, our franchisees and Ryan’s operated 691 locations as follows:

	Number of		Number of
	Buffets	Number of	Buffets
	Company-Owned	Ryan’s	Franchised	Total Number of
State	Restaurants	Restaurants	Restaurants	Units

Alabama		22		22
Arizona	5		8	13
Arkansas		11		11
California*	99		1	100
Colorado	12		1	13
Connecticut	6			6
Delaware	1			1
Florida	2	4		6
Georgia	1	37		38
Idaho	1			1
Illinois	31	10		41
Indiana	6	16		22
Iowa	3	3		6
Kansas	2	4		6
Kentucky	3	13		16
Louisiana		21		21
Maine	1			1
Maryland	8	1		9
Massachusetts	9			9
Michigan	20	7		27
Minnesota	15			15
Mississippi		12		12
Missouri	10	18		28
Nebraska			3	3
New Jersey	8			8
New Mexico			2	2
New York	15			15
North Carolina		24		24
Ohio	12	18		30
Oklahoma	2	6		8
Oregon	8			8
Pennsylvania	21	6		27
Rhode Island	1			1
South Carolina		33		33
Tennessee	1	27		28
Texas	2	25		27
Utah			2	2
Virginia	6	9		15
Washington	16			16
West Virginia		6		6
Wisconsin	12			12
Wyoming	1		1	2

Total	340	333	18	691

*	Includes nine Tahoe Joe’s restaurants.

      We plan to sell or dispose of certain non-core assets consisting of approximately 44 underperforming or previously closed Ryan’s restaurants and approximately 13 undeveloped or non-operating properties, which we will acquire in the Ryan’s acquisition, in our ordinary course of business.
      The following table sets forth information concerning our owned property on a pro-forma basis giving effect to the Sale-Leaseback Transaction, other than the non-core assets that we plan to sell or dispose as discussed in the paragraph above:

Location	Acres	Use & Ownership

Marshfield, WI	5.0	Cabinet shop owned by OCB Restaurant Company, LLC
Anderson, SC	2.4	Ryan’s restaurant owned by Ryan’s
Riverdale, GA	1.4	Ryan’s restaurant owned by Fire Mountain, Inc.
Anniston, AL	1.7	Ryan’s restaurant owned by Fire Mountain, Inc.
Indianapolis, IN	1.0	Ryan’s restaurant owned by Fire Mountain, Inc.
Columbus, OH	3.0	Ryan’s restaurant owned by Fire Mountain, Inc.
Independence, MO	2.2	Ryan’s restaurant owned by Fire Mountain, Inc.
Lynchburg, VA	4.4	Ryan’s restaurant owned by Fire Mountain, Inc.
Lincolnton, NC	4.0	Ryan’s restaurant owned by Fire Mountain, Inc.
Marrero, LA	1.4	Ryan’s restaurant owned by Fire Mountain, Inc.
Natchez, MS	2.2	Ryan’s restaurant owned by Fire Mountain, Inc.
Union City, TN	2.6	Ryan’s restaurant owned by Fire Mountain, Inc.
Thomson, GA	2.3	Ryan’s restaurant owned by Fire Mountain, Inc.
Lebanon, TN	2.0	Ryan’s restaurant owned by Fire Mountain, Inc.
Sterling, IL	2.3	Ryan’s restaurant owned by Ryan’s
Lovejoy, GA	2.5	Fire Mountain restaurant owned by Fire Mountain, Inc.
Improvement of Existing Restaurants
      We remain committed to maintaining and upgrading our restaurants to expand our guest base and maintain our appeal among repeat customers. Our interior remodeling program takes advantage of scheduled maintenance capital expenditures to update our restaurants to reflect a more contemporary interior design that provides a more visually appealing and comfortable restaurant interior. We plan to continue the upgrading of our units with a new interior décor package over the next five to seven years as they become due for a recurring refurbishment. Through this phased approach, we can minimize incremental capital expenditures, while providing a better and more contemporary dining environment for our guests. Our planned remodeling effort will focus on interior décor elements that have resonated well with our guests, as well as the introduction of our display cooking grills. During fiscal 2006, we completed the installation of eleven display grills and expect to continue rolling out display grills systemwide over the next five years. We will be focusing these installations in markets where we can quickly reach advertising efficiency for our grilled offerings.
Trademarks and Other Intellectual Property
      As of September 20, 2006, we and Ryan’s had restaurants operating under the following trademarks or service marks registered with the United States Patent and Trademark Office. The number within parentheses below represents the number of restaurants:

•	Old Country Buffet® (168)

•	HomeTown Buffet® (144)

•	Granny’s Buffet® (1)

•	Tahoe Joe’s Famous Steakhouse® (9)

•	Country Buffet® (13)

•	Ryan’s®/ Ryan’s Family Steak House® (261)

•	Fire Mountain® (72)
      In addition, we provide services and entrees within the foregoing restaurants under the trademarks or service marks Mega Bar® and Sensible Choices®. We also have franchisees operating 18 restaurants under the Old Country Buffet® and HomeTown Buffet® trade-names. We are in the process of rebranding the buffet restaurants we acquired from North’s Restaurants, Inc. on August 1, 2006 under our HomeTown Buffet® and Tahoe Joe’s Famous Steakhouse® marks. As far as we are aware, our trademarks and service marks are generally valid and enforceable in connection with our restaurant services. We regard our service marks and trademarks as having significant value and being an important factor in the development of our buffet and other restaurant concepts. Our policy is to pursue and maintain U.S. registrations for our service marks and trademarks whenever practicable and to oppose vigorously any infringement or dilution of our service marks and trademarks.
      We also have a proprietary interest in many of our recipes and restaurant systems.
Regulation
      Each of our restaurants is subject to licensing and regulation by the health, sanitation, safety, building and fire agencies of the respective states and municipalities in which they are located. A failure to comply with one or more regulations could result in the imposition of sanctions, including the closing of facilities for an indeterminate period of time or third-party litigation, any of which could have a material adverse effect on us and our results of operations. Additionally, our restaurants must be constructed to meet federal, state and local building and zoning requirements.
      We are also subject to laws and regulations governing our relationships with employees, including minimum wage requirements, overtime, reporting of tip income, work and safety conditions and regulations governing employment. Because a significant number of our employees are paid at rates tied to the federal minimum wage, an increase in such minimum wage would increase our labor costs. An increase in the federal minimum wage, state-specific minimum wages, or employee benefits costs could have a material adverse effect on us and our results of operations.
      Additionally, our operations are regulated pursuant to state and local sanitation and public health laws. Operating restaurants use electricity and natural gas, which are subject to various federal and state regulations concerning the allocation and pricing of energy. Our operating costs have been and will continue to be affected by increases in the cost of energy. These energy costs have undergone large cyclical swings in recent years and have had a disproportionate impact in our most favorable markets.
      Each of our Tahoe Joe’s Famous Steakhouse® restaurants is further subject to licensing and regulation by a number of governmental authorities, including alcoholic beverage control agencies, in the state, county and municipality in which the restaurant is located. Difficulties or failures in obtaining the required licenses or approvals could delay or prevent the opening of a new restaurant in a particular area. Alcoholic beverage control regulations require restaurants to apply to a state authority and, in some locations, to county or municipal authorities for a license or permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Typically, licenses or permits must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of a restaurant’s operations, including the minimum age of patrons and employees, the hours of operation, advertising, and the wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages.
      In California, we may be subject to “dram-shop” statutes, which generally provide a person injured by an intoxicated patron the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance.

Environmental Matters
      Our operations are also subject to federal, state and local laws and regulations relating to environmental protection, including those governing the cleanup of contaminated sites and discharges into the air and water. Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances on or in such property. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. For example, contamination by historical operations has been detected at some of our or Ryan’s sites. Although we are not aware of any environmental conditions at our properties that require material remediation or other obligations under federal, state or local environmental laws and regulations, we have not conducted a comprehensive environmental review of our or Ryan’s properties or operations. We may not have identified all of the potential environmental liabilities at our or Ryan’s properties and can not guarantee that such liabilities would not have a material adverse effect on our financial condition.
Legal Proceedings
      Buffets. On November 12, 2004, two former restaurant managers of our wholly-owned subsidiary, HomeTown Buffet, Inc., individually and on behalf of all others similarly situated, filed a class action lawsuit against HomeTown Buffet in California Superior Court in San Francisco County. The lawsuit alleges that HomeTown Buffet violated California wage and hour laws by failing to pay all of its California managers and assistant managers overtime, and for making deductions from bonus compensation based on the company’s workers’ compensation costs. In March 2006, the plaintiffs amended the complaint in the lawsuit to add OCB Restaurant Company, LLC as a defendant, and to limit the claims to those managers below the level of restaurant General Manager. In April 2006, the defendants removed the lawsuit to the United States District Court for the Northern District of California. The plaintiffs seek compensatory damages, penalties, restitution of unpaid overtime and deductions, pre-judgment interest, costs of suit and reasonable attorneys’ fees. The complaint does not make a specific monetary demand. This action is in a preliminary stage, and we are currently not able to predict the outcome of this action or reasonably estimate a range of possible loss. We are vigorously defending this action.
      Ryan’s. In November 2002, a lawsuit was filed in the United States District Court, Middle District of Tennessee, Nashville Division, on behalf of three plaintiffs alleging various wage and hour violations by Ryan’s of the Fair Labor Standards Act of 1938. The plaintiffs’ attorneys sought collective-action status for the case. In October 2003, the presiding judge denied Ryan’s request to enforce the arbitration agreements signed by the plaintiffs and also ordered Ryan’s turn over certain employee addresses to the plaintiffs’ attorneys. Ryan’s appealed that decision. As part of the appeal process, the presiding judge stayed the order regarding the employee addresses. In March 2005, the Sixth Circuit Court of Appeals affirmed the ruling that denied enforcement of the arbitration issue, and in June 2005, the presiding judge ordered that notices be sent to potential class members, thereby approving collective-action status for the lawsuit. In July 2005, Ryan’s began negotiations with the plaintiffs’ attorney towards a settlement, and, in April 2006, the presiding judge issued an order approving the terms of a settlement. Claim notices were sent to class members in May 2006. The lawsuit was settled in August 2006. The settlement agreement included a general release of all claims, including damages, against all of the defendants, and provided for a total estimated settlement of $14.4 million, which included the plaintiffs’ attorneys’ fees and the estimated administrative costs related to the settlement of this case. Through September 2006, Ryan’s had paid approximately $9.5 million of the total settlement and expects to pay the balance during the fourth quarter of 2006.
      In June 2006, a lawsuit was filed in the Berkeley County (West Virginia) circuit court on behalf of three plaintiffs alleging wage and hour violations similar to the Tennessee collective-action case described in the preceding paragraph. This case seeks class-action status, but pertains only to West Virginia employees who worked for Ryan’s during the five years ending July 2006. This case has been removed to federal court, and a motion to dismiss and petition to compel arbitration is pending. Ryan’s is defending this matter vigorously. Ryan’s is unable to determine the impact, if any, of this case on its consolidated financial statements.

      On July 28, 2006, a putative shareholder class action, Marjorie Fretwell v. Ryan’s Restaurant Group, Inc. et. al. Case No. 06-CP-23-4828, was filed against Ryan’s and its directors in the Greenville County, South Carolina Circuit Court. The complaint alleges that each of the directors of Ryan’s individually breached the fiduciary duties owing to Ryan’s shareholders by voting to approve the Merger Agreement and alleges that Ryan’s aided and abetted such alleged breach of fiduciary duties. The complaint seeks, among other relief, the court’s designation of class action status, a declaration that entry into the Merger Agreement was in breach of the defendants’ fiduciary duties and therefore was unlawful and unenforceable, and entry of an order enjoining the defendants from taking further action to consummate the proposed merger.
      On September 28, 2006, Ryan’s reached an agreement in principle with the plaintiff’s counsel to resolve this class action. The agreement is subject to court approval and is expected to include a general release of all claims, including damages, against all of the defendants, officers of Ryan’s, Buffets, Caxton-Iseman Capital and parties related thereto.
      We are also involved in various legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of those matters will not have a material adverse effect on our consolidated financial position or the results of operations.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth information as of November 1, 2006 regarding our directors and executive officers:

Name	Age	Position*

Frederick J. Iseman	54	Chairman of the Board and Director
Roe H. Hatlen	62	Vice Chairman of the Board and Director
R. Michael Andrews, Jr.	43	Chief Executive Officer and Director
Mario O. Lee	46	Executive Vice President of Operations
A. Keith Wall	54	Executive Vice President and Chief Financial Officer
Karlin A. Linhardt	44	Executive Vice President of Marketing
Fred P. Williams	49	Executive Vice President — Development
H. Thomas Mitchell	49	Executive Vice President, General Counsel and Secretary
Jane L. Binzak	40	Executive Vice President of Human Resources
Linda J. Allison	52	Executive Vice President — Culinary and Training
Steven M. Lefkowitz	42	Director
Robert A. Ferris	64	Director
David S. Lobel	53	Director
Robert M. Rosenberg	68	Director
Ankur A. Vora	30	Director

*	These directors and officers hold the same positions in Buffets and Buffets Holdings.
      Frederick J. Iseman has served as Chairman of the Board and as a director of Buffets Holdings and as Chairman of the Board and as a director of Buffets since October 2000. Mr. Iseman is currently Chairman and Managing Partner of Caxton-Iseman Capital, a private investment firm, which was founded by Mr. Iseman in 1993. Prior to establishing Caxton-Iseman Capital, Mr. Iseman founded Hambro-Iseman Capital Partners, a merchant banking firm. From 1988 to 1990, Mr. Iseman was a member of Hambro International Venture Fund. Mr. Iseman is Chairman of the Board and a director of Ply Gem Industries, Inc. and a member of the Advisory Board of Duke Street Capital and the Advisory Board of STAR Capital Partners Limited.
      Roe H. Hatlen co-founded Buffets and has served as a director of Buffets Holdings since October 2000 and as the Vice-Chairman of the Board of Buffets since June 2002. He served as Buffets’ Chairman and Chief Executive Officer from its inception in 1983 through May 2000 and as President from May 1989 to September 1992. He served as President and Chief Executive Officer of Buffets Holdings and of Buffets from November 2004 to November 2005. He is a member of the Board of Regents of Pacific Lutheran University.
      R. Michael Andrews, Jr. has served as Chief Executive Officer of Buffets Holdings and of Buffets since November 2005. He served as Executive Vice President and Chief Operating Officer from November 2004 to November 2005. He served as Executive Vice President and Chief Financial Officer of Buffets Holdings from February 2004 to November 2004 and of Buffets from April 2000 to November 2004. Prior to joining us, Mr. Andrews served as Chief Financial Officer of Eerie World Entertainment, the parent company to Jekyll & Hyde Clubs, and as Chief Financial Officer of Don Pablo’s Restaurants. Previously, Mr. Andrews was with KPMG Peat Marwick LLP for approximately 12 years, serving most recently as Senior Manager.
      Mario O. Lee has served as Executive Vice President of Operations of Buffets Holdings and of Buffets since January 2006. Mr. Lee has been with Buffets for 11 years, beginning as a General Manager and rapidly progressing to positions of greater responsibility. He served most recently as Regional Vice President of Operations, a position he held from 2001 to January 2006. Mr. Lee has over 27 years of restaurant industry experience including management and multi-unit responsibilities with other family-oriented restaurant concepts, such as Bakers Square, Del Taco, Church’s Chicken, and Taco Bell.
      A. Keith Wall has served as Executive Vice President and Chief Financial Officer of Buffets Holdings and of Buffets since January 2006. Prior to joining Buffets, Mr. Wall served as Vice President and Chief Financial Officer of Worldwide Restaurant Concepts, Inc. from 2001 to 2005. Mr. Wall was also employed at Banner Holdings from 1996 to 2001 as Vice President and Chief Financial Officer of its Central Finance Acceptance Corporation and Central Rents, Inc. units. From 1994 to 1996, he served as Vice President and Controller at Thorn Americas. Mr. Wall has 30 years of experience.
      Karlin A. Linhardt has served as Executive Vice President of Marketing of Buffets Holdings and of Buffets since September 2005. Prior to joining Buffets, Mr. Linhardt was with McDonald’s Corporation, where he managed a series of critical initiatives, including Olympics marketing, the national Dollar Menu value platform, and the Happy Meal/family marketing business. From 1987 to 1995, Mr. Linhardt was employed at Anheuser-Busch as Senior Manager of the Chicago and New York regions. Mr. Linhardt’s early career included stints with two well-respected advertising firms, Campbell-Ewald in Detroit and D’Arcy, Masius, Benton & Bowles in New York City. Mr. Linhardt has 22 years of experience.
      Fred P. Williams has served as Executive Vice President — Development of Buffets Holdings and of Buffets since November 2004. He previously worked for Buffets from 1985 to 1992 and rejoined our company in June 2004 as a Divisional Vice President of Operations. Prior to rejoining Buffets, Mr. Williams served as a restaurant consultant from 1995 to 2004. Mr. Williams has 29 years of restaurant industry experience.
      H. Thomas Mitchell has served as Executive Vice President, General Counsel and Secretary of Buffets Holdings since January 2004 and of Buffets since 1998. He joined Buffets in 1994 and has 16 years of restaurant industry experience and 22 years of legal practice. Mr. Mitchell served in the further capacity of Chief Administrative Officer from 1998 until 2000.
      Jane L. Binzak has served as Executive Vice President of Human Resources since March 2006 and as its Vice President, Human Resources from February 2004. Ms. Binzak has been with Buffets for six years, initially joining Buffets as its Senior Employment Law Counsel. Prior to joining Buffets, Ms. Binzak worked in private-practice law where she focused on employment-related issues and defended a diverse group of clients ranging from service industry to government organizations. Ms. Binzak has 15 years of legal experience.
      Linda J. Allison has served as Executive Vice President of — Culinary and Training since March 2006 and Senior Vice President, Operations Services since September 2005. Linda joined Buffets in 1992 as an Operations Manager in California, became a General Manager, and then joined the training department through her promotion to Vice President of Training. Prior to Buffets, Ms. Allison was employed with Perry’s of Hawaii, a high-volume buffet chain in Waikiki, Hawaii. Ms. Allison has over 35 years of restaurant industry experience.
      Steven M. Lefkowitz has served as a director of Buffets Holdings and of Buffets since October 2000. Mr. Lefkowitz is a Managing Director of Caxton-Iseman Capital and has been employed by Caxton-Iseman Capital since 1993. From 1988 to 1993, Mr. Lefkowitz was employed by Mancuso & Company, a private investment firm, and served in several positions including Vice President and as a Partner of Mancuso Equity Partners. Mr. Lefkowitz is a director of Ply Gem Industries, Inc.
      Robert A. Ferris has served as a director of Buffets Holdings since October 2000 and of Buffets since June 2002. Mr. Ferris is a Managing Director of Caxton-Iseman Capital and has been employed by Caxton-Iseman Capital since March 1998. From 1981 to February 1998, Mr. Ferris was a General Partner of Sequoia Associates, a private investment firm headquartered in Menlo Park, California. Prior to founding Sequoia Associates, Mr. Ferris was a Vice President of Arcata Corporation, a New York Stock Exchange-listed company. Mr. Ferris is a director of Ply Gem Industries, Inc.

      David S. Lobel has served as a director of Buffets Holdings since October 2000 and of Buffets since June 2002. Mr. Lobel is currently Managing Partner of Sentinel Capital Partners, a private equity investment firm founded by Mr. Lobel in 1995. Prior to establishing Sentinel Capital Partners, Mr. Lobel spent 15 years at First Century Partners, Smith Barney’s venture capital affiliate. Mr. Lobel joined First Century in 1981 and served as a general partner of funds managed by First Century from 1983 until his departure in 1995. From 1979 to 1981, Mr. Lobel was a consultant at Bain & Company.
      Robert M. Rosenberg has served as a director of Buffets Holdings since May 2001 and of Buffets since June 2002. He is the retired Chief Executive Officer of Dunkin’ Donuts, a position he held from 1963 until his retirement in 1998. He has been a member of the Board of Directors of Sonic Corp. since 1993 and a member of the Board of Directors of Domino’s Pizza since 1999.
      Ankur A. Vora has served as a director of Buffets Holdings and Buffets since September 2006. He is currently a Vice President at Caxton-Iseman Capital where he has been employed since August 2000. From June 1998 to July 2000, Mr. Vora was an analyst at Banc of America Securities LLC (previously NationsBanc Montgomery Securities LLC).
      We have adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer and all financial managers and executives.
Board of Directors
      Our eight-member Board of Directors is comprised of — Frederick J. Iseman, Roe H. Hatlen, Steven M. Lefkowitz, Robert A. Ferris, David S. Lobel, Robert M. Rosenberg, R. Michael Andrews, Jr. and Ankur Vora. The board typically meets in joint session with the board of directors of Buffets. Our Board of Directors has three committees — the audit committee, the compensation committee and the executive committee.
      Messrs. Lefkowitz and Rosenberg serve on the audit committee, which meets with financial management, the internal auditors and the independent auditors to review internal accounting controls and accounting, auditing, and financial reporting matters. Messrs. Ferris, Lefkowitz and Lobel serve on the compensation committee, which reviews the compensation of our executive officers, executive bonus allocations and other compensation matters. Messrs. Iseman, Andrews and Lefkowitz serve on the executive committee, which has been formed to take action on matters relating to the general governance of our company when the board is not otherwise meeting.
      The directors, with the exception of Robert Rosenberg, receive no cash compensation for serving on the board except for reimbursement of reasonable expenses incurred in attending meetings. Mr. Rosenberg receives $25,000 annually for his attendance at board meetings.
Audit Committee Financial Expert
      The board of directors has determined that we have more than one audit committee financial expert serving on the audit committee. Steven M. Lefkowitz is an audit committee financial expert as defined in Regulation S-K promulgated under the Securities Act. Mr. Lefkowitz is not independent as that term is used in Schedule 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Executive Compensation
      The following table sets forth information relating to the compensation awarded to, earned by or paid to our President and Chief Executive Officer, and each of the four other most highly compensated executive officers whose individual compensation exceeded $100,000 during fiscal 2006, 2005 and 2004 for services rendered to us.

	Annual Compensation

	Fiscal			Other Annual		All Other
Name and Principal Position	Year	Salary($)	Bonus($)	Compensation($)(1)		Compensation($)

Current
R. Michael Andrews, Jr.	2006	364,618	—	—		—
Current Chief Executive Officer	2005	284,806	—	31,152	(3)	—
and Director(2)	2004	224,640	—	—		—
Karlin A. Linhardt	2006	210,462	97,513	91,083	(5)	—
Executive Vice President	2005	—	—	—		—
of Marketing(4)	2004	—	—	—		—
Mario O. Lee	2006	176,615	47,828	36,770	(7)	—
Executive Vice President	2005	117,007	80,394	21,870	(8)	—
of Operations(6)	2004	113,507	95,454	17,261		—
Fred P. Williams	2006	220,000	—	65,434	(10)	—
Executive Vice President of	2005	191,346	—	21,267	(11)	—
Concept Development and	2004	—	—	—		—
Real Estate(9)
H. Thomas Mitchell	2006	203,154	—	—		—
Executive Vice President,	2005	200,154	—	—		—
General Counsel and Secretary	2004	194,324	—	—		—
Former
Roe H. Hatlen	2006	141,539	—	18,486	(13)	243,462	(14)
Former President, Chief	2005	261,539	—	—		238,000	(14)
Executive Officer and Director(12)	2004	—	—	—		257,000	(14)
Glenn D. Drasher	2006	37,401	—	—		—
Former Executive Vice President of	2005	231,530	—	—		237,796	(16)
Marketing(15)	2004	224,786	—	—		—
Dale W. Maxfield	2006	163,457	—	—		695,726	(18)
Former Executive Vice President of	2005	223,754	—	—		—
Operations(17)	2004	186,849	16,000	63,510	(19)	—

(1)	In accordance with rules established by the Securities and Exchange Commission, this column includes perquisites exceeding the smaller of $50,000 or ten percent of the total annual salary and bonus for the named executive officer.

(2)	Mr. Andrews was promoted from Executive Vice President and Chief Operating Officer to Chief Executive Officer in November 2005. Mr. Andrews was promoted from Executive Vice President and Chief Financial Officer to Executive Vice President and Chief Operating Officer in November 2004.

(3)	Amount includes $15,813 of car allowance.

(4)	Mr. Linhardt joined the company in September 2005 as Executive Vice President of Marketing.

(5)	Amount includes $75,832 of relocation allowance.

(6)	Mr. Lee was promoted from Regional Vice President to Executive Vice President of Operations in January 2006.

(7)	Amount includes $12,533 of auto allowance and $14,403 of commuting allowance.

(8)	Amount includes $13,503 of auto allowance and $6,001 of health insurance allowance.

(9)	Mr. Williams rejoined the company in July 2004 as Divisional Vice President of Operations. He was promoted to Executive Vice President of Concept Development in November 2004 and became Executive Vice President of Concept Development and Real Estate in July 2005.

(10)	Amount includes $44,314 of commuting allowance.

(11)	Amount includes $13,000 of auto allowance.

(12)	Mr. Hatlen replaced Kerry A. Kramp as President and Chief Executive Officer in November 2004. Mr. Hatlen was replaced as Chief Executive Officer by R. Michael Andrews, Jr. in November 2005.

(13)	Amount includes $10,000 of auto expense allowance and $5,134 of health insurance allowance.

(14)	Amount is related to an advisory agreement as summarized below and discussed in Item 13 Certain Relationships and Related Transactions.

(15)	Mr. Drasher separated from the company in August 2005. His separation was communicated in fiscal 2005 and related severance was accrued in that fiscal year.

(16)	Amount represents severance pay accrued as of June 29, 2005.

(17)	Mr. Maxfield separated from the company in January 2006. Mr. Maxfield was promoted from Senior Vice President of Operations to Executive Vice President of Operations in November 2004.

(18)	Amount represents compensation expense recognized in conjunction with the repurchase of certain rights associated with shares of common stock held by Mr. Maxfield at the time of his separation from the company.

(19)	Amount includes $46,206 of relocation expense allowance.
Employee Benefit Plans
      We have a 401(k) plan covering all employees with one year of service, age 21 or older, who worked at least 1,000 hours in the prior year. Our discretionary contributions to the plan are determined annually, on a calendar year basis, by the Board of Directors and are used to match a portion of our employees’ voluntary contributions. Participants are 100% vested in their own contributions immediately and are vested in our partial matching contributions 20% per year of service with the company, such that they are fully vested at the end of five years of service with the company. There were no matching contributions for calendar year 2004 or calendar year 2005. As of June 28, 2006, there was no accrual for matching contributions for the first half of calendar year 2006.
Severance Protection Agreements
      Buffets, Inc. entered into severance protection agreements with R. Michael Andrews, Jr., Karlin A. Linhardt, Fred P. Williams, and H. Thomas Mitchell on various dates. Each agreement entitles the executive to continue to receive his or her salary, medical and health benefits, group term life insurance and long term disability coverage on the same basis as prior to termination of employment with us for 52 weeks following termination of employment with us for any reason other than for cause, disability or death and execution of a release attached to the agreements. The executives have no duty to mitigate the amounts payable under the agreements.
Amendment to Advisory Agreement with Roe H. Hatlen
      Roe H. Hatlen, entered into an advisory arrangement with Buffets Holdings on September 28, 2000 (the “Advisory Agreement”), that had a term expiring in December 2005. On December 13, 2005, Mr. Hatlen and Buffets Holdings entered into Amendment No. 1 (the “Advisory Agreement Amendment”) to the Advisory Agreement. The Advisory Agreement Amendment extended the term of the Advisory Agreement through June 30, 2006. Pursuant to the Advisory Agreement, Mr. Hatlen was entitled to receive cash compensation in annual aggregate amounts as set forth in the agreement for each of the company’s fiscal years during the term of the agreement.

      Pursuant to the Advisory Agreement Amendment, Mr. Hatlen is to be compensated for services provided in connection with the Advisory Agreement at an annualized rate of $200,000 per year and was eligible to receive an incentive compensation payment at the end of the company’s 2006 fiscal year, the amount of which was dependent upon the financial performance of the company. Because the financial performance of the company did not meet the targeted improvement, Mr. Hatlen did not receive, and is no longer entitled to, this incentive compensation payment.
      The Advisory Agreement Amendment also provided for an additional cash bonus to be paid to Mr. Hatlen upon a Realization Event (as defined in the amendment) on or prior to July 31, 2006, subject to the continued provision of services by Mr. Hatlen to the company as of that date. If a Realization Event occurred on or before July 31, 2006, the amount of this additional bonus would have been determined based upon the price per share received by the company’s common stockholders in connection with the Realization Event. Because a Realization Event did not occur on or before such date, Mr. Hatlen did not receive, and is no longer entitled to, this additional bonus.
      The Advisory Agreement Amendment also provides for payments and benefits in the event of certain terminations of the agreement and Mr. Hatlen’s service to the company prior to June 30, 2006. Because the advisory agreement and Mr. Hatlen’s service was not terminated before June 30, 2006, none of these payments are or will be due under the agreement.
      Under the Advisory Agreement and the Advisory Agreement Amendment, Mr. Hatlen received $243,000 in fiscal 2006. This amount is in addition to salaries payable to Mr. Hatlen in fiscal 2006 in his employment capacity with the company. In addition, Mr. Hatlen is entitled to (1) the use of certain company-provided facilities during the term of the agreement, (2) business expense (including auto expense) reimbursement arrangements during the term of the agreement, and (3) health, welfare, disability and life insurance benefits, on the same basis provided to senior executives of Buffets, Inc. until December 31, 2010.
      The Advisory Agreement was further amended in July 2006 to extend the term through December 31, 2006 at an annualized rate of compensation of $200,000 per year.
      Pursuant to the Advisory Agreement, Mr. Hatlen purchased 162,952 shares of Buffets Holdings common stock and 33,705 of Buffets Holdings preferred stock on September 28, 2000. On June 28, 2002, Buffets Holdings repurchased all outstanding shares of its preferred stock, including those held by Mr. Hatlen.
Cash and Phantom Incentive Unit Award Agreements
      On December 13, 2005, Buffets Holdings entered into Cash and Phantom Incentive Unit Award Agreements with each of R. Michael Andrews, Jr., Karlin A. Linhardt, Fred P. Williams, and Mario O. Lee. The terms and conditions of each award agreement are substantially the same, except as otherwise described below.
      Pursuant to each award agreement, if a Realization Event (as defined in the award agreement) occurred on or prior to July 31, 2006, each of the executives would have been entitled to a cash award. For Messrs. Andrews and Linhardt, the potential cash award would have been based upon the price per share received by Buffets Holdings common stockholders in connection with the Realization Event, and for Messrs. Williams and Lee the cash award would have been $196,125 and $65,375, respectively. The award agreements also provide that, if a Realization Event did not occur on or prior to July 31, 2006, each of Messrs. Andrews and Linhardt was entitled to 32,500 phantom stock units and Messrs. Williams and Lee were entitled to 7,500 and 2,500 phantom stock units, respectively. Because a Realization Event did not occur on or prior to July 31, 2006, Buffets Holdings granted these phantom stock units to each of Messrs. Andrews, Linhardt, Williams, and Lee on such date and the executives are no longer entitled to the cash bonuses described above.
      Each phantom stock unit represents a single share of Buffets Holdings common stock and the value of each phantom stock unit is generally related to the value of a single share of common stock. The phantom stock units vest ratably over a five-year period, beginning on December 13, 2006, unless the executive’s employment with Buffets Holdings ceases for any reason, but will not be paid until and unless (1) a

Realization Event occurs after July 31, 2006, (2) Buffets Holdings conducts an initial public offering of its capital stock or (3) under certain circumstances, upon termination of the executive’s employment. The phantom stock units may be settled in cash, common stock or any combination of cash and common stock, at the sole discretion of the Buffets Holdings Board of Directors.
      Subsequent to July 31, 2006, upon termination of any executive’s employment for any reason other than death or disability, any unvested phantom stock units held by such executive are forfeited and Buffets Holdings has the right, at its election and in its sole discretion, to repurchase from such executive any phantom stock units that have vested as of the date of the termination of his employment. Pursuant to the terms of the award agreements, each of the executives has agreed not to compete with the company or solicit any employee of the company or its affiliates during the term of employment and for two years thereafter.
Equity Participation Plan
      In October 2000, Buffets Holdings adopted the Equity Participation Plan, a non-qualified stock option plan under which up to 113,750 shares of Buffets Holdings common stock are reserved for issuance to certain employees. The option exercise price for each option, as determined at the date of grant, is based on the four full fiscal quarters immediately preceding the date of grant, using the amount by which the sum of 4.5 times earnings before interest, taxes, depreciation and amortization, as defined in the credit facility, and the proceeds payable to Buffets Holdings upon the exercise of the options, exceeds the consolidated indebtedness of Buffets Holdings as of the date of the award. Options are fully vested upon issuance and generally expire 15 years after the date of the grant or at an earlier date, as determined by the Board of Directors of Buffets Holdings. However, options are only exercisable in the event of a liquidity event, as defined in the Stockholders’ Agreement.
Buffets Holdings has reserved the right to pay the plan participant the appreciated value of the shares rather than issuing equity.
      Executive officers of the company are not eligible for option grants under the Equity Participation Plan. However, certain of the Named Executive Officers currently hold options that were granted to them under the Equity Participation Plan when they were non-executive employees. The following Named Executive Officers have options outstanding for the number of shares shown: Mario O. Lee (2,500) and Fred P. Williams (2,500).

RELATED PARTY TRANSACTIONS
Founder Advisory Agreements
      Roe H. Hatlen has entered into an advisory arrangement with us. Under his advisory agreement, Mr. Hatlen received $243,000 in fiscal 2006, $238,000 in fiscal 2005 and $257,000 in fiscal 2004. These amounts are in addition to salaries payable to Mr. Hatlen in fiscal 2005 and 2006 in his employment capacity with the company. In addition, Mr. Hatlen will receive health, medical and other benefits comparable to those made available to our management employees through calendar 2010. Mr. Hatlen is a minority shareholder of Buffets Restaurants Holdings and controls approximately 6.3% of the shares of Buffets Holdings common stock. In connection with the Ryan’s acquisition and related financings, Mr. Hatlen received an advisory fee of $0.5 million.
Existing Caxton-Iseman Capital Advisory Agreement
      We entered an advisory agreement with Caxton-Iseman Capital (the “Existing Advisory Agreement”) under which Caxton-Iseman Capital, a majority shareholder of Buffet Restaurants Holdings (approximately 80.6% of the outstanding common stock) provides various advisory services to us in exchange for an annual advisory fee equal to 2% of our annual consolidated earnings before interest, taxes, depreciation and amortization and an additional 1% fee for advisory services relating to particular transactions. Under the Existing Advisory Agreement, we paid $0.3 million in fiscal 2006, $1.8 million in fiscal 2005 and $3.1 million in 2004. In fiscal 2007 through the date on which the Transactions were consummated, we paid $0.8 million under the Existing Advisory Agreement.
Amended and Restated Caxton-Iseman Capital Advisory Agreement
      In connection with the Transactions, we entered into an amended and restated advisory agreement with Caxton-Iseman Capital (the “Amended and Restated Advisory Agreement”). In addition to the arrangements described under the Existing Advisory Agreement, we will pay Caxton-Iseman Capital a transaction fee, payable upon the completion by us of any acquisitions, of 2% of the sale price.
      The initial term of the Amended and Restated Advisory Agreement is 10 years, and is automatically renewable for consecutive one-year extensions, unless we or Caxton-Iseman Capital provide notice of termination. In addition, the Amended and Restated Advisory Agreement may be terminated by Caxton-Iseman Capital at any time, upon the occurrence of specified change of control transactions or upon an initial public offering of our shares or shares of any of our parent companies. If the Amended and Restated Advisory Agreement is terminated for any reason prior to the end of the initial term, we will pay to Caxton-Iseman Capital an amount equal to the present value of the annual advisory fees that would have been payable through the end of the initial term, based on our cost of funds to borrow amounts under our New Credit Facility.
      In connection with the Ryan’s acquisition and the related financings, Caxton-Iseman Capital received fees equal to the amount of approximately $16.8 million for its merger and debt advisory services.
Sentinel Capital Advisory Agreement
      We entered into an advisory agreement with Sentinel Capital Partners, L.L.C., a minority shareholder of Buffets Restaurants Holdings (approximately 7.1% of the outstanding common stock) under which Sentinel Capital provides various advisory services to us. Under this agreement, we paid $200,000 in fiscal years 2006, 2005 and 2004, respectively. In connection with the Ryan’s acquisition and the related financings, Sentinel Capital Partners received an advisory fee of $0.5 million.
Board of Directors Advisory Agreement
      In October 2002, we entered into an advisory agreement with Robert M. Rosenberg, under which he has provided various advisory services to us for advisory fees totaling $3,500 during fiscal 2004.

Consulting Agreement
      In November 2004, we entered into a short-term consulting agreement with Kerry A. Kramp, under which Mr. Kramp provided various consulting services to us. Under this agreement, we paid approximately $177,000 in fiscal 2005. The agreement expired in March 2005.
Guarantees, Promissory Notes and Pledge Agreements
      As part of the buyout from public shareholders on October 2, 2000, some of our management investors obtained recourse loans from U.S. Bank, which allowed them to purchase shares in Buffets Holdings. In connection with these management investor loans, we provided guarantees of these loans to U.S. Bank and we paid interest to U.S. Bank at prime plus 1% on these loans. Concurrently, each of the management investors pledged his, or her, respective ownership interests in the shares of Buffets Holdings and executed a promissory note in favor of Buffets Holdings, whereby each agreed to repay the corresponding amount of the guarantee, together with interest at fixed rates ranging between 6% and 7% per annum, at the earliest of (1) seven years, (2) termination of employment with our company or (3) the sale, disposition or other transfer of the management investor’s ownership interests in the shares. The aggregate amount of the guarantees was approximately $0.1 million as of June 30, 2004. As of June 29, 2005, all investor loans had been paid in full.
Series A Senior Subordinated and Series B Junior Subordinated Notes Due 2011
      On June 28, 2002, we issued series A senior subordinated notes due 2011 to our preferred stockholders as part of the redemption of our senior preferred stock and series B junior subordinated notes due 2011 as a dividend to holders of our common stock and holders of warrants to purchase our common stock. The subordinated notes were issued with a maturity date of June 25, 2011 and bore interest at the rate of 3% per annum from June 28, 2002 through December 31, 2002, and thereafter at the rate of 4.75% per annum. Payments of accrued interest on these notes were made annually as of June 28 of each year. In connection with entering into the Existing Credit Facility, we redeemed all of our outstanding series A senior subordinated notes. We used a portion of the proceeds of the offering of the 13.875% Notes, among other things, to redeem the remaining series B junior subordinated notes. The subordinated notes were issued to holders of our preferred stock and to holders of our common stock and holders of warrants to purchase common stock, including the following persons in the amounts indicated:

	Amount of Series A	Amount of Series B
	Senior	Junior
Name of Beneficial Owner	Subordinated Notes	Subordinated Notes

Caxton-Iseman Investments L.P.(1)	$6,847,427	$14,470,628
Sentinel Capital Partners II, L.P.	616,197	1,303,378
Frederick Iseman(1)	6,847,427	14,470,628
Kerry A. Kramp	—	595,941
R. Michael Andrews, Jr.	—	186,232
Roe H. Hatlen(2)	244,167	552,078
David Goronkin	—	223,478
Glenn D. Drasher	6,162	87,526
Harold T. Mitchell	—	74,493
K. Michael Shrader	—	74,493
Lars C. Hatlen Trust(2)	—	130,195
Erik R. Hatlen(2)	—	130,195
Kari E. Hatlen(2)	—	130,195
Beverly J. Hatlen(2)	23,856	—
Eventyr Investments L.P.(2)	125,324	175,989

(1)	By virtue of Mr. Iseman’s indirect control of Caxton-Iseman Investments L.P., he was deemed to beneficially own the $6,847,427 of series A senior subordinated notes and $14,470,628 of series B junior subordinated notes held by that entity.

(2)	Mr. Hatlen had sole ownership over $118,843 of series A senior subordinated notes and $376,089 of series B junior subordinated notes. Mr. Hatlen may have been deemed to be the beneficial owner of the series B junior subordinated notes held by the Lars C. Hatlen Trust, Erik R. Hatlen and Kari E. Hatlen, each such entity or person having owned $130,195 of series B junior subordinated notes. By virtue of Mr. Hatlen’s control over Eventyr Investments, he was deemed to beneficially own the $125,324 of series A senior subordinated notes and $175,989 of series B junior subordinated notes held by that entity.

PRINCIPAL STOCKHOLDERS
Security Ownership of Certain Beneficial Owners and Management
      Buffets Restaurants Holdings is the sole holder of all 3,104,510 issued and outstanding shares of Buffets Holdings common stock. The following table sets forth the number and percentage of the outstanding shares of common stock of Buffets Restaurants Holdings beneficially owned by (1) each executive officer named in the Executive Compensation table above (the “named executive officers”) and each director of Buffets Holdings individually, (2) all executive officers and directors as a group and (3) the stockholders of Buffets Restaurants Holdings known to us to be the beneficial owner of more than 5% of Buffets Restaurants Holdings’ common stock as of November 1, 2006. Except as noted below, the address of each principal stockholder of Buffets Restaurants Holdings is c/o Buffets Holdings, Inc., 1460 Buffet Way, Eagan, Minnesota, 55121.

Name of Beneficial Owner	Shares	Percentage

Caxton-Iseman Investments L.P.(1)	2,501,438	80.6
Sentinel Capital Partners II, L.P.(2)	225,106	7.3
Frederick J. Iseman(1)	2,501,438	80.6
David S. Lobel(2)	225,106	7.3
Roe H. Hatlen(3)	195,452	6.3
R. Michael Andrews, Jr.(4)	89,375	2.9
H. Thomas Mitchell	20,000	0.6
Fred P. Williams(5)	20,000	0.6
Mario O. Lee(6)	5,000	0.2
Robert M. Rosenberg(7)	4,610	0.1
Glenn D. Drasher(8)	2,251	0.1
Karlin A. Linhardt(9)	—	—
Dale W. Maxfield	—	—
Steven M. Lefkowitz	—	—
Robert A. Ferris	—	—
Ankur Vora	—	—
All executive officers and directors as a group (17 persons)	3,068,857	98.9

(1)	By virtue of Mr. Iseman’s indirect control of Caxton-Iseman Investments L.P., he is deemed to beneficially own the 2,501,438 shares of common stock of Buffets Restaurants Holdings held by that entity. The address of Caxton-Iseman Investments L.P. and Mr. Iseman is c/o Caxton-Iseman Capital, Inc., 500 Park Avenue, 8th Floor, New York, New York, 10022. By virtue of Caxton-Iseman Investments L.P.’s direct ownership interest in Buffets Restaurants Holdings, Mr. Iseman is deemed to beneficially own the same number of shares of Buffets Holdings.

(2)	By virtue of Mr. Lobel’s indirect control of Sentinel Capital Partners II, L.P., he is deemed to beneficially own the 225,106 shares of common stock of Buffets Restaurants Holdings held by that entity. The address of Sentinel Capital Partners II, L.P. is 330 Madison Avenue, 27th Floor, New York, New York, 10017. By virtue of Sentinel Capital Partners II, L.P.’s direct ownership interest in Buffets Restaurants Holdings, Mr. Lobel is deemed to beneficially own the same number of shares of Buffets Holdings.

(3)	Mr. Hatlen has sole voting and dispositive power over 65,012 shares of common stock of Buffets Restaurants Holdings. Mr. Hatlen may be deemed to be the beneficial owner of 33,340 shares of common stock of Buffets Restaurants Holdings held by Kari E. Hatlen, 33,339 shares of common stock of Buffets Restaurants Holdings held by Erik R. Hatlen, 22,506 shares of common stock of Buffets Restaurants Holdings owned by Lars C. Hatlen Trust and 10,833 shares of common stock of Buffets Restaurants Holdings owned by Lars C. Hatlen. By virtue of Mr. Hatlen’s control over Eventyr Investments, he is deemed to beneficially own the 30,422 shares of common stock of Buffets Restaurants Holdings held by that entity. By virtue of Mr. Hatlen’s direct and beneficial ownership interests in Buffets Restaurants Holdings, Mr. Hatlen is deemed to beneficially own the same number of shares of Buffets Holdings.

(4)	Mr. Andrews also holds 32,500 phantom stock units of Buffets Holdings.

(5)	Mr. Williams also owned options to purchase 2,500 shares of common stock of Buffets Holdings and holds 7,500 phantom stock units of Buffets Holdings.

(6)	Mr. Lee also owned options to purchase 2,500 shares of common stock of Buffets Holdings and holds 2,500 phantom stock units of Buffets Holdings.

(7)	Mr. Rosenberg also owned options to purchase 12,600 shares of common stock of Buffets Holdings.

(8)	Mr. Drasher separated from the company in August 2005.

(9)	Mr. Linhardt holds 32,500 phantom stock units of Buffets Holdings.

THE EXCHANGE OFFER
Terms of the Exchange Offer
      We are offering to exchange our exchange notes for a like aggregate principal amount of our initial notes.
      The exchange notes that we propose to issue in this exchange offer will be substantially identical to our initial notes except that, unlike our initial notes, the exchange notes will have no transfer restrictions or registration rights. You should read the description of the exchange notes in the section in this prospectus entitled “Description of the Notes.”
      We reserve the right in our sole discretion to purchase or make offers for any initial notes that remain outstanding following the expiration or termination of this exchange offer and, to the extent permitted by applicable law, to purchase initial notes in the open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise. The terms and prices of these purchases or offers could differ significantly from the terms of this exchange offer.
Expiration Date; Extensions; Amendments; Termination
      This exchange offer will expire at 5:00 p.m., New York City time, on January 31, 2007, unless we extend it in our reasonable discretion. The expiration date of this exchange offer will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Securities Exchange Act of 1934.
      We expressly reserve the right to delay acceptance of any initial notes, extend or terminate this exchange offer and not accept any initial notes that we have not previously accepted if any of the conditions described below under “— Conditions to the Exchange Offer” have not been satisfied or waived by us. We will notify the exchange agent of any extension by oral notice promptly confirmed in writing or by written notice. We will also notify the holders of the initial notes by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require us to do otherwise.
      We also expressly reserve the right to amend the terms of this exchange offer in any manner. If we make any material change, we will promptly disclose this change in a manner reasonably calculated to inform the holders of our initial notes of the change including providing public announcement or giving oral or written notice to these holders. A material change in the terms of this exchange offer could include a change in the timing of the exchange offer, a change in the exchange agent and other similar changes in the terms of this exchange offer. If we make any material change to this exchange offer, we will disclose this change by means of a posteffective amendment to the registration statement which includes this prospectus and will distribute an amended or supplemented prospectus to each registered holder of initial notes. In addition, we will extend this exchange offer for an additional five to ten business days as required by the Exchange Act, depending on the significance of the amendment, if the exchange offer would otherwise expire during that period. We will promptly notify the exchange agent by oral notice, promptly confirmed in writing, or written notice of any delay in acceptance, extension, termination or amendment of this exchange offer.
Procedures for Tendering Initial Notes

Proper Execution and Delivery of Letters of Transmittal
      To tender your initial notes in this exchange offer, you must use one of the three alternative procedures described below:

(1)	Regular delivery procedure: Complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal. Mail or otherwise deliver the letter of transmittal or the facsimile together with the certificates representing the initial notes being tendered and any other required documents to the exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

(2)	Book-entry delivery procedure: Send a timely confirmation of a book-entry transfer of your initial notes, if this procedure is available, into the exchange agent’s account at The Depository Trust Company in accordance with the procedures for book-entry transfer described under “— Book-Entry Delivery Procedure” below, on or before 5:00 p.m., New York City time, on the expiration date.

(3)	Guaranteed delivery procedure: If time will not permit you to complete your tender by using the procedures described in (1) or (2) above before the expiration date and this procedure is available, comply with the guaranteed delivery procedures described under “— Guaranteed Delivery Procedure” below.

      The method of delivery of the initial notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or initial notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your broker, dealer, commercial bank, trust company or nominee to tender your initial notes on your behalf.
      Only a holder of initial notes may tender initial notes in this exchange offer. A holder is any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.
      If you are the beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you must contact that registered holder promptly and instruct that registered holder to tender your notes on your behalf. If you wish to tender your initial notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register the ownership of these notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.
      You must have any signatures on a letter of transmittal or a notice of withdrawal guaranteed by:

(1)	a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.,

(2)	a commercial bank or trust company having an office or correspondent in the United States, or

(3)	an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the initial notes are tendered:

(1)	by a registered holder or by a participant in The Depository Trust Company whose name appears on a security position listing as the owner, who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal and only if the exchange notes are being issued directly to this registered holder or deposited into this participant’s account at The Depository Trust Company, or

(2)	for the account of a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934.
      If the letter of transmittal or any bond powers are signed by:

(1)	the recordholder(s) of the initial notes tendered: the signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever.

(2)	a participant in The Depository Trust Company: the signature must correspond with the name as it appears on the security position listing as the holder of the initial notes.

(3)	a person other than the registered holder of any initial notes: these initial notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the initial notes on behalf of the registered holder, in satisfactory form to us as determined in our sole discretion, in each case, as the name of the registered holder or holders appears on the initial notes.

(4)	trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity: these persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the letter of transmittal.
      To tender your initial notes in this exchange offer, you must make the following representations:

(1)	you are authorized to tender, sell, assign and transfer the initial notes tendered and to acquire exchange notes issuable upon the exchange of such tendered initial notes, and that we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by us,

(2)	any exchange notes acquired by you pursuant to the exchange offer are being acquired in the ordinary course of business, whether or not you are the holder,

(3)	you or any other person who receives exchange notes, whether or not such person is the holder of the exchange notes, has an arrangement or understanding with any person to participate in a distribution of such exchange notes within the meaning of the Securities Act and is not participating in, and does not intend to participate in, the distribution of such exchange notes within the meaning of the Securities Act,

(4)	you or such other person who receives exchange notes, whether or not such person is the holder of the exchange notes, is not an “affiliate,” as defined in Rule 405 of the Securities Act, of ours, or if you or such other person is an affiliate, you or such other person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

(5)	if you are not a broker-dealer, you represent that you are not engaging in, and do not intend to engage in, a distribution of exchange notes, and

(6)	if you are a broker-dealer that will receive exchange notes for your own account in exchange for initial notes, you represent that the initial notes to be exchanged for the exchange notes were acquired by you as a result of market-making or other trading activities and acknowledge that you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.
      You must also warrant that the acceptance of any tendered initial notes by us and the issuance of exchange notes in exchange therefor shall constitute performance in full by us of our obligations under the registration rights agreement relating to the initial notes.
      To effectively tender initial notes through The Depository Trust Company, the financial institution that is a participant in The Depository Trust Company will electronically transmit its acceptance through the Automatic Tender Offer Program. The Depository Trust Company will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by The Depository Trust Company to the exchange agent stating that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the initial notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant.

Book-Entry Delivery Procedure
      Any financial institution that is a participant in The Depository Trust Company’s systems may make book-entry deliveries of initial notes by causing The Depository Trust Company to transfer these initial notes into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedures for transfer. To effectively tender notes through The Depository Trust Company, the financial institution that is a participant in The Depository Trust Company will electronically transmit its acceptance through the Automatic Tender Offer Program. The Depository Trust Company will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by The Depository Trust Company to the exchange agent stating that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the initial notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant. The exchange agent will make a request to establish an account for the initial notes at The Depository Trust Company for purposes of the exchange offer within two business days after the date of this prospectus.
      A delivery of initial notes through a book-entry transfer into the exchange agent’s account at The Depository Trust Company will only be effective if an agent’s message or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents is transmitted to and received by the exchange agent at the address indicated below under “— Exchange Agent” on or before the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedure
      If you are a registered holder of initial notes and desire to tender your notes, and (1) these notes are not immediately available, (2) time will not permit your notes or other required documents to reach the exchange agent before the expiration date or (3) the procedures for book-entry transfer cannot be completed on a timely basis and an agent’s message delivered, you may still tender in this exchange offer if:

(1)	you tender through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act,

(2)	on or before the expiration date, the exchange agent receives a properly completed and duly executed letter of transmittal or facsimile of the letter of transmittal, and a notice of guaranteed delivery, substantially in the form provided by us, with your name and address as holder of the initial notes and the amount of notes tendered, stating that the tender is being made by that letter and notice and guaranteeing that within three New York Stock Exchange trading days after the expiration date the certificates for all the initial notes tendered, in proper form for transfer, or a book-entry confirmation with an agent’s message, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent, and

(3)	the certificates for all your tendered initial notes in proper form for transfer or a book-entry confirmation as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.
Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes
      Your tender of initial notes will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus and in the related letter of transmittal.
      We will be deemed to have received your tender as of the date when your duly signed letter of transmittal accompanied by your initial notes tendered, or a timely confirmation of a book-entry transfer of these notes into the exchange agent’s account at The Depository Trust Company with an agent’s message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent.
      All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tenders will be determined by us in our sole discretion. Our determination will be final and binding.
      We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or our counsel’s opinion, be unlawful. We also reserve the absolute right to waive any conditions of this exchange offer or irregularities or defects in tender as to particular notes with the exception of conditions to this exchange offer relating to the obligations of broker dealers, which we will not waive. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine. We, the exchange agent or any other person will be under no duty to give notification of defects or irregularities with respect to tenders of initial notes. We and the exchange agent or any other person will incur no liability for any failure to give notification of these defects or irregularities. Tenders of initial notes will not be deemed to have been made until such irregularities have been cured or waived. The exchange agent will return without cost to their holders any initial notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived promptly following the expiration date.
      If all the conditions to the exchange offer are satisfied or waived on the expiration date, we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter. Please refer to the section of this prospectus entitled “— Conditions to the Exchange Offer” below. For purposes of this exchange offer, initial notes will be deemed to have been accepted as validly tendered for exchange when, as and if we give oral or written notice of acceptance to the exchange agent.
      We will issue the exchange notes in exchange for the initial notes tendered pursuant to a notice of guaranteed delivery by an eligible institution only against delivery to the exchange agent of the letter of transmittal, the tendered initial notes and any other required documents, or the receipt by the exchange agent of a timely confirmation of a book-entry transfer of initial notes into the exchange agent’s account at The Depository Trust Company with an agent’s message, in each case, in form satisfactory to us and the exchange agent.
      If any tendered initial notes are not accepted for any reason provided by the terms and conditions of this exchange offer or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder, or, in the case of initial notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, promptly after withdrawal, rejection of tender or the expiration or termination of the exchange offer.
      By tendering into this exchange offer, you will irrevocably appoint our designees as your attorney-in-fact and proxy with full power of substitution and resubstitution to the full extent of your rights on the notes tendered. This proxy will be considered coupled with an interest in the tendered notes. This appointment will be effective only when, and to the extent that we accept your notes in this exchange offer. All prior proxies on these notes will then be revoked and you will not be entitled to give any subsequent proxy. Any proxy that you may give subsequently will not be deemed effective. Our designees will be empowered to exercise all voting and other rights of the holders as they may deem proper at any meeting of note holders or otherwise. The initial notes will be validly tendered only if we are able to exercise full voting rights on the notes, including voting at any meeting of the note holders, and full rights to consent to any action taken by the note holders.
Withdrawal of Tenders
      Except as otherwise provided in this prospectus, you may withdraw tenders of initial notes at any time before 5:00 p.m., New York City time, on the expiration date.

      For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date at the address provided below under “— Exchange Agent” and before acceptance of your tendered notes for exchange by us.
      Any notice of withdrawal must:

(1)	specify the name of the person having tendered the initial notes to be withdrawn,

(2)	identify the notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of these notes,

(3)	be signed by the person having tendered the initial notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the initial notes to register the transfer of these notes into the name of the person having made the original tender and withdrawing the tender,

(4)	specify the name in which any of these initial notes are to be registered, if this name is different from that of the person having tendered the initial notes to be withdrawn, and

(5)	if applicable because the initial notes have been tendered through the book-entry procedure, specify the name and number of the participant’s account at The Depository Trust Company to be credited, if different than that of the person having tendered the initial notes to be withdrawn.
      We will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and our determination will be final and binding on all parties. Initial notes that are withdrawn will be deemed not to have been validly tendered for exchange in this exchange offer.
      The exchange agent will return without cost to their holders all initial notes that have been tendered for exchange and are not exchanged for any reason, promptly after withdrawal, rejection of tender or expiration or termination of this exchange offer.
      You may retender properly withdrawn initial notes in this exchange offer by following one of the procedures described under “— Procedures for Tendering Initial Notes” above at any time on or before the expiration date.
Conditions to the Exchange Offer
      We will complete this exchange offer only if:

(1)	there is no change in the laws and regulations which would reasonably be expected to impair our ability to proceed with this exchange offer,

(2)	there is no change in the current interpretation of the staff of the Commission which permits resales of the exchange notes,

(3)	there is no stop order issued by the Commission or any state securities authority suspending the effectiveness of the registration statement which includes this prospectus or the qualification of the indenture for our exchange notes under the Trust Indenture Act of 1939 and there are no proceedings initiated or, to our knowledge, threatened for that purpose,

(4)	there is no action or proceeding instituted or threatened in any court or before any governmental agency or body that would reasonably be expected to prohibit, prevent or otherwise impair our ability to proceed with this exchange offer, and

(5)	we obtain all governmental approvals that we deem in our sole discretion necessary to complete this exchange offer.
      These conditions are for our sole benefit. We may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion that it has not been satisfied, subject to applicable law. Notwithstanding the foregoing, all conditions to the exchange offer must be satisfied or waived before the expiration of this exchange offer. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. We will not be deemed to have waived our rights to assert or waive these conditions if we fail at any time to exercise any of them. Each of these rights will be deemed an ongoing right which we may assert at any time and from time to time.
      If we determine that we may terminate this exchange offer because any of these conditions is not satisfied, we may:

(1)	refuse to accept and return to their holders any initial notes that have been tendered,

(2)	extend the exchange offer and retain all notes tendered before the expiration date, subject to the rights of the holders of these notes to withdraw their tenders, or

(3)	waive any condition that has not been satisfied and accept all properly tendered notes that have not been withdrawn or otherwise amend the terms of this exchange offer in any respect as provided under the section in this prospectus entitled “— Expiration Date; Extensions; Amendments; Termination.”
Accounting Treatment
      We will record the exchange notes at the same carrying value as the initial notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize the costs of the exchange offer and the unamortized expenses related to the issuance of the exchange notes over the term of the exchange notes.
Exchange Agent
      We have appointed U.S. Bank National Association as exchange agent for this exchange offer. You should direct all questions and requests for assistance on the procedures for tendering and all requests for additional copies of this prospectus or the letter of transmittal to the exchange agent as follows:

By mail:

U.S. Bank National Association
60 Livingston Avenue
St. Paul, MN 55107
Attn: Specialized Finance Dept.

By hand/overnight delivery:

U.S. Bank National Association
60 Livingston Avenue
St. Paul, MN 55107
Attn: Specialized Finance Dept.

Facsimile Transmission: (651) 495-8158
Confirm by Telephone: (800) 934-6802
Attention: Specialized Finance Dept.
Fees and Expenses
      We will bear the expenses of soliciting tenders in this exchange offer, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.
      We will not make any payments to brokers, dealers or other persons soliciting acceptances of this exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with this exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses for forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the initial notes and for handling or forwarding tenders for exchange to their customers.
      We will pay all transfer taxes, if any, applicable to the exchange of initial notes in accordance with this exchange offer. However, tendering holders will pay the amount of any transfer taxes, whether imposed on the registered holder or any other persons, if:

(1)	certificates representing exchange notes or initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the notes tendered,

(2)	tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal, or

(3)	a transfer tax is payable for any reason other than the exchange of the initial notes in this exchange offer.
      If you do not submit satisfactory evidence of the payment of any of these taxes or of any exemption from this payment with the letter of transmittal, we will bill you directly the amount of these transfer taxes.
Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences
      The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes in accordance with this exchange offer, or if you do not properly tender your initial notes in this exchange offer, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.
      In addition, except as set forth in this paragraph, you will not be able to obligate us to register the initial notes under the Securities Act. You will not be able to require us to register your initial notes under the Securities Act unless:

(1)	the initial purchasers request us to register initial notes that are not eligible to be exchanged for exchange notes in the exchange offer; or

(2)	you are not eligible to participate in the exchange offer or do not receive freely tradable exchange notes in the exchange offer, in which case the registration rights agreement requires us to file a registration statement for a continuous offer in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this sentence. We do not currently anticipate that we will register under the Securities Act any initial notes that remain outstanding after completion of the exchange offer.
Delivery of Prospectus
      Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

DESCRIPTION OF THE NOTES
      The initial notes were issued under an indenture dated as of November 1, 2006 as supplemented on November 1, 2006 and November 22, 2006 (the “Indenture”), among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”). The exchange notes will be issued under the Indenture. The terms of the initial notes and the exchange notes (collectively, the “Notes”) include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”).
      Certain terms used in this description are defined under the subheading “— Certain Definitions.” In this description, the word “Company” refers only to Buffets, Inc. and not to any of its subsidiaries.
      The following description is only a summary of the material provisions of the Indenture. We urge you to read the Indenture because it, not this description, defines your rights as holders of the Notes. You may request a copy of the Indenture at our address set forth under the heading “Where You Can Find More Information.”
Brief Description of the Notes
      These Notes:

•	are unsecured senior obligations of the Company;

•	are pari passu in right of payment with all existing and future Senior Indebtedness (including the Credit Agreement) of the Company;

•	are effectively subordinated to all secured Indebtedness of the Company (including the Credit Agreement), to the extent of the collateral securing such Indebtedness;

•	are structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of Subsidiaries of the Company that do not guarantee the Notes;

•	are senior in right of payment to any future Subordinated Obligation of the Company;

•	are initially guaranteed on a senior unsecured basis by Parent and each Restricted Subsidiary that guarantees the Credit Agreement; and

•	are subject to registration with the SEC pursuant to the Registration Rights Agreement.
Principal, Maturity and Interest
      The initial notes in an aggregate principal amount equal to $300 million were issued on the Issue Date and an aggregate principal amount of the exchange notes up to $300 million are being issued in this offering. The Notes will mature on November 1, 2014. Subject to compliance with the covenant described below under the caption “Certain Covenants — Limitation on Indebtedness,” the Company may issue additional Notes from time to time after this offering under the Indenture (“Additional Notes”). The Notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to “Notes” for all purposes of the Indenture and this “Description of the Notes” include any Additional Notes that are actually issued.

Interest
      Interest on the Notes will accrue at the rate of 12 1/2% per annum. Interest on the Notes will be payable semi-annually in arrears on each January 1 and July 1, commencing on January 1, 2007 to the Holders of the Notes of record on the immediately preceding December 15 and June 15. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30 day months.

Additional Interest
      Additional Interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement. All references in the Indenture, in any context, to any interest or other amount payable on or with respect to the Notes shall be deemed to include any Additional Interest pursuant to the Registration Rights Agreement.

Payments
      Payments of principal of, premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Issuer, cash payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Company, the Company’s office or agency in New York will be the office of the Trustee maintained for such purpose.
Optional Redemption
      Except as set forth below, the Company will not be entitled to redeem the Notes at its option prior to November 1, 2010.
      At any time prior to November 1, 2010, the Company may redeem all or a part of the Notes, upon notice as described under the heading “— Selection and Notice of Redemption,” at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to but excluding the redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.
      On and after November 1, 2010, the Company may redeem the Notes, in whole or in part, upon notice as described under the heading “— Selection and Notice of Redemption”, at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest and Additional Interest, if any, to but excluding the redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve month period beginning on November 1 of each of the years indicated below:

Redemption
Year	Price

2010	106.250%
2011	103.125%
2012 and thereafter	100.000%
      In addition, until November 1, 2009, the Company may, at its option, redeem up to 35% of the aggregate principal amount of the Notes issued by it at a redemption price equal to 112.5% of the aggregate principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to but excluding the redemption date, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds received by it from one or more Equity Offerings (provided, that, if the Equity Offering is an offering by Parent or Buffets Restaurants, a portion of the Net Cash Proceeds thereof equal to the amount required to redeem any such Notes is contributed to the equity capital of the Company or used to acquire from the Company Capital Stock (other than Disqualified Stock) of the Company); provided, however, that
      (i) at least 65% of the sum of the aggregate principal amount of the Notes originally issued under the Indenture and any Additional Notes that are issued under the Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; and
      (ii) each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

Selection and Notice of Redemption
      If we are redeeming less than all the Notes at any time, the Trustee will select Notes on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.
      We will redeem Notes of $1,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address.
      If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. We will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.
Mandatory Redemption; Offers to Purchase; Open Market Purchases
      We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under the captions “— Change of Control” and “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock”. We may at any time and from time to time purchase Notes in the open market or otherwise.
Guaranties
      The Notes will be guaranteed by Parent and by the Subsidiary Guarantors. Initially, the Subsidiary Guarantors will be all of the Company’s Subsidiaries that guarantee the Company’s obligations under the Credit Agreement. Parent and the Subsidiary Guarantors will jointly and severally guarantee, on a senior unsecured basis, our obligations under these Notes. The obligations of each Subsidiary Guarantor under its Subsidiary Guaranty will be limited as necessary to prevent that Subsidiary Guaranty from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Risks Relating to the Notes — Fraudulent conveyance laws could void our obligations under the notes”.
      Each Subsidiary Guarantor that makes a payment under its Subsidiary Guaranty will be entitled to a contribution from each other Subsidiary Guarantor in an amount equal to such other Subsidiary Guarantor’s pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.
      If a Subsidiary Guaranty were rendered voidable, it could be subordinated by a court to all other indebtedness, including guarantees and other contingent liabilities, of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Subsidiary Guaranty could be reduced to zero. See “Risk Factors — Risks Relating to the Notes — Fraudulent conveyance laws could void our obligations under the notes”.
      The Subsidiary Guaranty of a Subsidiary Guarantor will be released:

(1)	upon the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor;

(2)	upon the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor;

(3)	the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary pursuant to the terms of the Indenture; or

(4)	at such time as such Subsidiary Guarantor no longer Guarantees any other Indebtedness of the Company or another Subsidiary Guarantor that would have required it to become a Subsidiary Guarantor under “— Certain Covenants — Future Guarantors”;

(5)	in connection with any sale or other disposition (including by way of merger or consolidation) of Capital Stock of a Subsidiary Guarantor to a Person in accordance with the Indenture that results in the Subsidiary Guarantor no longer being a Restricted Subsidiary; provided, however, that such Subsidiary Guarantor is also released from its Guaranty under the Credit Agreement;

(6)	upon defeasance of the notes as described under “— Defeasance;” or

(7)	upon satisfaction of the conditions set forth under “— Satisfaction and Discharge,”
in the case of (1) and (2) above, other than to the Company or a Subsidiary of the Company and as permitted by the Indenture.
      The Parent Guaranty will be released upon defeasance of the notes as described under “— Defeasance” or upon satisfaction of the conditions set forth under “— Satisfaction and Discharge.”
Ranking

Senior Secured Indebtedness versus Notes and Guarantees
      The Notes and the Guaranties will be effectively subordinated in right of payment to all of the Company’s and the Guarantors’ existing and future Secured Indebtedness to the extent of the value of the assets securing such Secured Indebtedness.
      The payment of the principal of, premium, if any, and interest on the Notes and the payment of the Parent Guaranty or any Subsidiary Guaranty rank pari passu in right of payment with all Senior Indebtedness of the Company, the Parent or the relevant Subsidiary Guarantor, as the case may be, including the obligations of the Company, the Parent and such Subsidiary Guarantor under the Credit Agreement.
      As of September 20, 2006, after giving pro forma effect to the Transactions:

(1)	the Company’s senior Secured Indebtedness would have been approximately $535.0 million, all of which would have been outstanding under the Credit Agreement; and

(2)	the senior Secured Indebtedness of the Parent and the Subsidiary Guarantors would have been approximately $535.0 million, virtually all of which would have consisted of their respective guaranties under the Credit Agreement.
      As of September 20, 2006, on a pro forma basis, after giving effect to the Transactions, the Company would also have had an additional $35.0 million of borrowing capacity under the revolving portion of the Credit Agreement. On the Issue Date, we issued approximately $52.1 million in letters of credit under the Credit Agreement.
      Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and the Subsidiary Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be senior Secured Indebtedness. See “— Certain Covenants — Limitation on Indebtedness” and “— Limitation on Liens.”
      The Indenture does not limit the amount of additional Indebtedness that Parent may incur. In addition, the Indenture does not limit the ability of the Company and the Restricted Subsidiaries to incur certain liabilities that are not Indebtedness. For example, after the Transactions, we have significant annual operating lease obligations under the Ryan’s Sale-Leaseback Transaction. After giving effect to the Transactions, we estimate that our operating lease obligations under the Ryan’s Sale Leaseback Transaction are approximately $57.5 million for the next twelve months.

Liabilities of Subsidiaries versus Notes
      A substantial portion of our operations are conducted through our subsidiaries. All of our existing subsidiaries are guaranteeing the Notes. Future domestic Restricted Subsidiaries that Guarantee Indebtedness of the Company or a Subsidiary Guarantor under the Credit Agreement are required to guarantee the Notes. Claims of creditors of any non-guarantor subsidiaries, including trade creditors holding indebtedness or guarantees issued by any such non-guarantor subsidiaries, and claims of preferred stockholders of any such non-guarantor subsidiaries generally will have priority with respect to the assets and earnings of any such non-guarantor subsidiaries over the claims of our creditors, including holders of the Notes. Accordingly, the Notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of any non-guarantor subsidiaries.
      Although the Indenture limits the incurrence of Indebtedness and preferred stock of certain of our subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “— Certain Covenants — Limitation on Indebtedness”.
Change of Control
      Upon the occurrence of any of the following events (each a “Change of Control”), each Holder shall have the right to require that the Company repurchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

(1)	any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company; provided, however, that such event shall not be deemed to be a Change of Control so long as one or more of the Permitted Holders has the right or ability by voting power, contract or otherwise, to elect or designate for election a majority of the Board of Directors of the Company;

(2)	individuals who on the Issue Date constituted the Board of Directors of the Company or, so long as Parent owns a majority of the total voting power of the Voting Stock of the Company, the Parent Board (together with any new directors whose election by such Board of Directors of the Company or the Parent Board or whose nomination for election by the shareholders of the Company or Parent, as the case may be, was approved by a vote of a majority of the directors of the Company or of Parent, as the case may be, then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved or whose election was approved by the Permitted Holders) cease for any reason to constitute a majority of the Board of Directors of the Company or the Parent Board then in office; or

(3)	the merger or consolidation of Parent or the Company with or into another Person or the merger of another Person with or into Parent or the Company, or the sale of all or substantially all the assets of Parent or the Company (determined on a consolidated basis) to another Person (other than, in all such cases, a Person that is a Permitted Holder or is controlled by the Permitted Holders or is a Wholly Owned Subsidiary of the Company), other than a transaction following which (A) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of Parent or the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and (B) in the case of a sale of assets transaction, the transferee Person becomes the obligor in respect of the Notes and a Subsidiary of the transferor of such assets; provided, however, that (i) it shall not constitute a Change of Control under this clause (3) if, after giving effect to such transaction, the Permitted Holders beneficially own (as defined in clause (1) above) 35% or more of the total voting power of the Voting Stock of the surviving Person in such transaction immediately after such transaction and (ii) this clause (3) shall not apply to Parent if at the time of the transaction, Parent owns less than a majority of the total voting power of the Voting Stock of the Company.

      For purposes of this definition, (i) a Person shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement and (ii) any holding company whose only significant asset is Capital Stock of Parent or the Company shall not itself be considered a “Person” or “group” for purposes of clause (1) or (3) above.
      Within 30 days following any Change of Control, we will mail or otherwise deliver a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1)	that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, or premium, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts regarding such Change of Control;

(3)	the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)	the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.
      We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.
      We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of its compliance with such securities laws or regulations.
      The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of Parent and the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between Parent, the Company and the Initial Purchasers. Neither the Company nor Parent have the present intention to engage in a transaction involving a Change of Control, although it is possible that we or they could decide to do so in the future. Subject to the limitations discussed below, we or Parent could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under “— Certain Covenants — Limitation on Indebtedness” and “— Limitation on Liens”. Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.
      The Credit Agreement will, and future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may, provide that certain change of control events with respect to the Company would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control that triggers a default under our Credit Agreement, we could seek a waiver of such default or seek to refinance our Credit Agreement. In the event we do not obtain such a waiver or refinance the Credit Agreement, such default could result in amounts outstanding under our Credit Agreement being declared due and payable.

      Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.
      The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.
Certain Covenants
      The Indenture contains covenants including, among others, the following:

Limitation on Indebtedness
      (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company and each Restricted Subsidiary will be entitled to Incur Indebtedness if, on the date of such Incurrence after giving effect thereto on a pro forma basis no Default has occurred and is continuing and, the Consolidated Coverage Ratio exceeds 2.0 to 1.
      (b) Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

(1)	Indebtedness Incurred by the Company and its Restricted Subsidiaries pursuant to any Revolving Credit Facility; provided, however, that, immediately after giving effect to any such Incurrence, the sum of the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding and the aggregate face amount of reimbursement obligations Incurred under clause (13) below and then outstanding does not exceed $135 million;

(2)	Indebtedness Incurred by the Company and its Restricted Subsidiaries pursuant to any Term Loan Facility; provided, however, that, after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (2) and then outstanding does not exceed $530 million less the sum of all principal payments with respect to such Indebtedness pursuant to paragraph (a)(3)(A) of the covenant described under “— Limitation on Sales of Assets and Subsidiary Stock”;

(3)	Indebtedness owed to and held by the Company or a Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon and (B) if the Company is the obligor on such Indebtedness owed to a Restricted Subsidiary, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes;

(4)	the Notes and the Exchange Notes (other than any Additional Notes);

(5)	Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2), (3), (4) or (13) of this covenant);

(6)	Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (4) or (5) (other than any Existing Notes outstanding on the Issue Date) or this clause (6);

(7)	Hedging Obligations of the Company or any Restricted Subsidiary entered into not for the purpose of speculation;

(8)	obligations in respect of one or more standby letters of credit, performance, bid and surety bonds, workers compensation claims, self insurance obligations, bankers’ acceptances and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(9)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(10)	(A) Indebtedness (including Capital Lease Obligations) Incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease, construction or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) within 180 days after such purchase, lease or improvement or (B) Indebtedness attributable to Permitted Equipment Lease Financings, in the case of (A) and (B), in an aggregate principal amount which, when added together with the amount of Indebtedness previously Incurred pursuant to this clause (10) and then outstanding (including any Refinancing Indebtedness with respect thereto) does not exceed $25 million;

(11)	the Guarantee or co-issuance of any Indebtedness otherwise permitted to be Incurred pursuant to the Indenture;

(12)	Indebtedness of the Company or any Restricted Subsidiary consisting of indemnification, adjustment of purchase price, earn-out or similar obligations, in each case incurred in connection with the acquisition or disposition of any assets, including shares of Capital Stock or divisions or lines of business, of the Company or any Restricted Subsidiary;

(13)	reimbursement obligations Incurred by the Company and its Restricted Subsidiaries in respect of letters of credit or synthetic letters of credit outstanding pursuant to the Credit Agreement; provided, however, that after giving effect to any such Incurrence, the sum of the aggregate face amount of such reimbursement obligations Incurred under this clause (13) and then outstanding and the principal aggregate amount of Indebtedness Incurred under clause (1) above and then outstanding does not exceed $135 million; and

(14)	Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount which, when taken together with all other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (13) above or paragraph (a)) does not exceed $35 million; provided, however that after giving effect to any such Incurrence by a Restricted Subsidiary that is not a Subsidiary Guarantor, the principal aggregate amount of Indebtedness Incurred by all Restricted Subsidiaries that are not Subsidiary Guarantors pursuant to this clause (14) and then outstanding does not exceed $15 million.
      (c) Notwithstanding the foregoing, neither the Company nor any Subsidiary Guarantor will incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of the Company or any Subsidiary Guarantor (x) unless such Indebtedness shall be subordinated to the Notes or the applicable Subsidiary Guaranty to at least the same extent as such Subordinated Obligations or (y) except to the extent the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of such Subordinated Obligations is made pursuant to clause (b)(12) of the covenant described under “— Limitation on Restricted Payments”.
      (d) For purposes of determining compliance with this covenant, (1) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness at the time of Incurrence and only be required to include the amount and type of such Indebtedness in one of the above clauses and (2) the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above. In addition, from time to time the Company may reclassify any Indebtedness Incurred pursuant to this covenant such that it will be deemed as having been Incurred under clause (a) or another clause in paragraph (b), so long as such Indebtedness could have been Incurred under clause (a) or such new clause of the time of such reclassification. Indebtedness under the Revolving Credit Facility under the Credit Agreement outstanding on the Issue Date shall be deemed to have been Incurred on the Issue Date in reliance on clause (1) in paragraph (b) above. Indebtedness under the Term Loan Facility under the Credit Agreement outstanding on the Issue Date shall be deemed to have been Incurred on the Issue Date in reliance on clause (2) in paragraph (b) above. Reimbursement obligations in respect of letters of credit or synthetic letters of credit outstanding on the Issue Date under the Credit Agreement shall be deemed to have been Incurred on the Issue Date in reliance on clause (13) in paragraph (b) above.

Limitation on Restricted Payments
      (a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(1)	a Default shall have occurred and be continuing (or would result therefrom);

(2)	the Company is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “— Limitation on Indebtedness”; or

(3)	the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (without duplication):

(A)	50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter for which internal financial statements are then available prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

(B)	100% of the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees), 100% of any cash capital contribution received by the Company from its shareholders subsequent to the Issue Date and 100% of the fair market value (as determined in good faith by resolution of the Board of Directors of the Company) of property (other than cash that would constitute Temporary Cash Investments) received by the Company or a Restricted Subsidiary subsequent to the Issue Date as a contribution to its common equity capital or from the issuance of its Capital Stock (other than from a Subsidiary or that was financed with loans from the Company or any of its Restricted Subsidiaries unless such loans have been paid off on or prior to the date of determination); plus

(C)	the amount by which Indebtedness of the Company or a Restricted Subsidiary is reduced on the Company’s consolidated balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company or a Restricted Subsidiary convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); plus

(D)	an amount equal to the sum of (x) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any Restricted Subsidiary, and (y) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

(b)	The preceding provisions will not prohibit:

(1)	any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by the Company from its shareholders; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(2)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company or any Subsidiary Guarantor made (a) by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness which is permitted to be Incurred pursuant to the covenant described under “— Limitation on Indebtedness” or (b) upon a Change of Control or in connection with an Asset Disposition to the extent required by the agreement governing such Subordinated Obligations but only if the Company shall have complied with the covenants described under “— Change of Control” and “— Limitations on Sale of Assets and Subsidiary Stock” and purchased all Notes validly tendered pursuant to the relevant offer prior to redeeming such Subordinated Obligation ; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

(3)	dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

(4)	so long as no Default has occurred and is continuing, the repurchase or other acquisition of shares of Capital Stock of Buffets Restaurants, the Parent or the Company or any of its Subsidiaries (or any Restricted Payment to the extent necessary to fund such repurchase or acquisition) from employees, former employees, directors or former directors of Buffets Restaurants, the Parent or the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment, severance, compensation or shareholder agreements) or plans (or amendments thereto) approved by the Board of Directors of Buffets Restaurants, the Parent or the Company, as the case may be, under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such repurchases and other acquisitions shall not exceed in any calendar year the sum of (A) $5.0 million (with unused amounts in any calendar year being carried over to the next succeeding calendar year subject to a maximum (without giving effect to the following clauses (B) and (C)) of $10.0 million in any calendar year) plus (B) the aggregate Net Cash Proceeds received by the Company from the issuance of such Capital Stock to, or the exercise of options to purchase such Capital Stock by, employees or directors of the Company or any of its Subsidiaries that occurs after the Issue Date (to the extent the Net Cash Proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3)(B) of paragraph (a) above or applied pursuant to clause (b)(1) above) plus (C) the Net Cash Proceeds actually received by the Company after the Issue Date from insurance proceeds paid in respect of the death or disability of any employee or director; provided further, however, that such repurchases and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments;

(5)	dividends, distributions or advances to Buffets Restaurants or Parent to be used by Buffets Restaurants or Parent to pay Federal, state and local taxes payable by Parent or Buffets Restaurants and directly attributable to (or arising as a result of) the operations of the Company and its Restricted Subsidiaries; provided, however, that the amount of such dividends shall not exceed the amount that the Company and its Restricted Subsidiaries would be required to pay in respect of such Federal, state and local taxes were the Company to pay such taxes as a stand-alone taxpayer; provided further, however, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

(6)	any Restricted Payment made to (i) the Parent to pay the interest on, or repurchase or redeem the Parent Notes and (ii) Buffets Restaurants or the Parent to be used by Buffets Restaurants or the Parent solely (A) to pay its franchise taxes and other fees required to maintain its corporate existence, (B) to pay for general corporate, overhead and other expenses of Parent and Buffets Restaurants (including salaries and other compensation of the employees and directors, board activities, insurance, legal (including litigation, judgments and settlements), accounting, corporate reporting, administrative and other operating and non-operating expenses) and (C) to pay expenses incurred in connection with offerings of securities, debt financings or acquisition or disposition transactions; provided, however, that all such Restricted Payments under the preceding clause (ii) shall not exceed in the aggregate $3.0 million per year; provided further, however, that such Restricted Payments pursuant to this clause (6) shall be excluded in the calculation of the amount of Restricted Payments;

(7)	Permitted Closing Date Payments; provided, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(8)	payments of intercompany subordinated debt, the Incurrence of which was permitted under clause (3) of paragraph (b) of the covenant described under “— Limitation on Indebtedness”; provided, however, that no Default or Event of Default has occurred and is continuing or would otherwise result therefrom, provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(9)	repurchases of Capital Stock deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

(10)	the purchase of fractional shares by the Company upon conversion of any securities of the Company into Capital Stock of the Company; provided, however, that such purchase shall be excluded in the calculation of the amount of Restricted Payments;

(11)	payments to Parent in an aggregate amount not to exceed $5.0 million in any calendar year (with unused amounts in any calendar year being carried over to the next succeeding calendar year subject to a maximum of $10.0 million in any calendar year) to be used solely to redeem, purchase or otherwise acquire warrants outstanding on the Issue Date to acquire Capital Stock of Parent; provided, however, that such payments shall not be made prior to September 29, 2008; provided, further, however that such payments shall be excluded in the calculation in the amount of Restricted Payments; or

(12)	Restricted Payments not exceeding $25 million in the aggregate; provided, however, that (A) at the time of such Restricted Payments, no Default shall have occurred and be continuing (or result therefrom) and (B) such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments.
      For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) through (12) in paragraph (b) above, or is entitled to be incurred pursuant to paragraph (a) above, the Company will be entitled to classify such item of Restricted Payment on the date of its payment in any manner that complies with this covenant.

Limitation on Restrictions on Distributions from Restricted Subsidiaries
      The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company or a Subsidiary Guarantor, (b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except:

(1)	with respect to clauses (a), (b) and (c),

(i)	any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date;

(ii)	any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

(iii)	any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of clause (1) of this covenant or this clause (iii) or contained in any amendment to an agreement referred to in clause (i) or (ii) of clause (1) of this covenant or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable, taken as a whole, to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

(iv)	any encumbrance or restriction consisting of any restriction on the sale or other disposition of assets or property securing Indebtedness as a result of a Lien permitted to be Incurred under the Indenture on such asset or property;

(v)	any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or a portion of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(vi)	any encumbrance or restriction arising under applicable law, regulation or order;

(vii)	any restriction on cash or other deposits or net worth imposed by suppliers or landlords under contracts entered into in the ordinary course of business;

(viii)	any restriction in any agreement that is not materially more restrictive than the restrictions under the terms of the Credit Agreement as in effect on the Issue Date;

(ix)	any encumbrances or restrictions created with respect to (A) Indebtedness of the Company or Subsidiary Guarantors permitted to be Incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under the caption “— Limitation on Indebtedness” and (B) Indebtedness of other Restricted Subsidiaries permitted to be Incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under the caption “— Limitation on Indebtedness”; provided, however, that the Board of Directors of the Company determines (as evidenced by a resolution of the Board of Directors of the Company) in good faith at the time such encumbrances or restrictions are created that such encumbrances or restrictions would not reasonably be expected to impair the ability of the Company to make payments of interest and of principal on the Notes in each case as and when due; and

(x)	non-assignment provisions of any contract or any lease entered into in the ordinary course of business; and

(xi)	provisions with respect to dividends, the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business.

(2)	with respect to clause (c) only,

(i)	any such encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder; and

(ii)	encumbrance or restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages.

Limitation on Sales of Assets and Subsidiary Stock
      (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

(1)	the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors of the Company or the chief financial or accounting Officer of the Company, of the shares and assets subject to such Asset Disposition;

(2)	at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents (provided that such 75% requirement shall not apply to any Asset Disposition in which the cash or cash equivalents portion of the consideration received therefor is no less than an amount equal to the product of (x) 4.5 and (y) the amount of EBITDA for the previously completed four fiscal quarters directly attributable to the assets or Capital Stock included in such Asset Disposition); and

(3)	an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be)

(A)	first, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or of a Subsidiary Guarantor or Indebtedness (other than any Disqualified Stock) of a Wholly Owned Subsidiary (in each case other than Indebtedness owed to the Company or a Subsidiary of the Company) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

(B)	second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company elects, to acquire Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; provided, however, that the Company or such Restricted Subsidiary shall be deemed to have applied Net Available Cash in accordance with this clause (B) within such one-year period if, within such one-year period, it has entered into a binding commitment or agreement to invest such Net Available Cash and continues to use all reasonable efforts to so apply such Net Available Cash as soon as practicable thereafter; provided further, however, that such Net Available Cash is applied on the earlier of (x) a date that is 18 months from the later of the date of such Asset Disposition or the receipt of such Net Available Cash or (y) promptly upon any abandonment or termination of such commitment or agreement;

(C)	third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the holders of the Notes (and to holders of other Senior Indebtedness of the Company designated by the Company) to purchase Notes (and such other Senior Indebtedness of the Company) pursuant to and subject to the conditions contained in the Indenture; and

(D)	fourth, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C), for any purpose not prohibited by the terms of the Indenture;

provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.
      Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which are not applied in accordance with this covenant exceeds $10.0 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash may be invested in Temporary Cash Investments or applied to temporarily reduce Senior Indebtedness of the Company.
      For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

(1)	the assumption of Indebtedness of the Company or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and

(2)	the amount of any obligations or securities received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 90 days of receipt thereof.
      (b) In the event of an Asset Disposition that requires the purchase of Notes (and other Senior Indebtedness of the Company) pursuant to clause (a)(3)(C) above, the Company will purchase Notes tendered pursuant to an offer by the Company for the Notes (and such other Senior Indebtedness) at a purchase price of 100% of their principal amount (or, in the event such other Senior Indebtedness of the Company was issued with significant original issue discount, 100% of the accreted value thereof), without premium, plus accrued but unpaid interest (or, in respect of such other Senior Indebtedness of the Company, such lesser price, if any, as may be provided for by the terms of such Senior Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the Notes (and such other Senior Indebtedness) tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the Notes (and other such Senior Indebtedness) to be purchased on a pro rata basis but in round denominations, which in the case of the Notes will be denominations of $1,000 principal amount or multiples thereof. The Company shall not be required to make such an offer to purchase Notes (and other Senior Indebtedness of the Company) pursuant to this covenant if the Net Available Cash available therefor is less than $20.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).
      (c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this clause by virtue of its compliance with such securities laws or regulations.

Limitation on Affiliate Transactions
      (a) The Company will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”) unless:

(1)	the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate;

(2)	if such Affiliate Transaction involves an amount in excess of $5.0 million, the material terms of the Affiliate Transaction are set forth in writing and a majority of the directors of the Company disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a Board resolution; and

(3)	if such Affiliate Transaction involves an amount in excess of $20.0 million, the Board of Directors of the Company shall also have received a written opinion from an Independent Qualified Party to the effect that the financial terms of such Affiliate Transaction are fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s-length transaction with a Person who was not an Affiliate.
      Notwithstanding clause (2) above, in the event that there are no disinterested members of the Board of Directors of the Company in any Affiliate Transaction, such Affiliate Transaction shall be permitted to exist so long as an Independent Qualified Party has determined the financial terms of such Affiliate Transaction to be fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s-length transaction with a Person who was not an Affiliate.

(b)	The provisions of the preceding paragraph (a) will not prohibit:

(1)	any Investment (other than a Permitted Investment described in clause (a) or (b) of the definition thereof) or other Restricted Payment, in each case permitted to be made pursuant to, or not prohibited by, the covenant described under “— Limitation on Restricted Payments”;

(2)	any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment, compensation or severance arrangements, stock options and stock ownership plans approved by the Board of Directors of the Company;

(3)	loans or advances to employees in the ordinary course of business in accordance with the past practices of the Company or its Restricted Subsidiaries or otherwise approved by the Board of Directors of the Company, but in any event not to exceed $2.5 million in the aggregate outstanding at any one time;

(4)	the payment of reasonable compensation or employee benefit arrangements to and indemnity provided for the benefit of directors, officers or employees of the Company or its Restricted Subsidiaries in the ordinary course of business;

(5)	the payment of reasonable fees to directors of the Company and its Restricted Subsidiaries who are not employees of the Company or its Restricted Subsidiaries;

(6)	the payment of fees to Caxton-Iseman Capital, Inc. or its affiliates pursuant to the terms of the advisory agreement with Caxton-Iseman Capital, Inc. or its affiliates, as in effect on the Issue Date; provided, however, that in connection with an Equity Offering, the Company may terminate the advisory agreement with Caxton-Iseman Capital, Inc. and pay a termination fee from the proceeds of such Equity Offering;

(7)	any transaction with a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

(8)	the entering into of a registration rights agreement with the stockholders or debtholders of the Company;

(9)	the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company;

(10)	any merger, consolidation or reorganization with (i) Parent or Buffets Restaurants, solely for the purposes of reorganizing to facilitate the initial public offering of the Company, Parent or Buffets Restaurants or (ii) with an Affiliate solely for the purpose and with the sole effect of forming a holding company or reincorporating the Company in a new jurisdiction;

(11)	the entering into of a tax sharing agreement, or payments pursuant thereto, between the Company and one or more Subsidiaries, on the one hand, and any other Person with which the Company and such Subsidiaries are required or permitted to file a consolidated tax return or with which the Company and such Subsidiaries are part of a consolidated group for tax purposes, on the other hand, which payments by the Company and the Restricted Subsidiaries are not in excess of the payments described in clause (b)(5) under “— Limitation on Restricted Payments”;

(12)	indemnification agreements with, and the payment of the fees and indemnities to, directors, officers and employees of the Company and its Restricted Subsidiaries, in each case in the ordinary course of business;

(13)	any employment, deferred compensation, consulting, noncompetition, confidentiality or similar agreement entered into by the Company and its Restricted Subsidiaries with its employees or directors in the ordinary course of business; and

(14)	any agreement as in effect on the Issue Date and described in the offering circular or any renewals or extensions of any such agreement (so long as such renewals or extensions are not less favorable to the Company or the Restricted Subsidiaries) and the transactions evidenced thereby.

Limitation on Liens
      The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien (the “Initial Lien”) of any nature whatsoever on any of its properties (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, securing any Indebtedness, other than Permitted Liens, without effectively providing that the Notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.
      Any Lien created for the benefit of the Holders of the Notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

Merger and Consolidation
      The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

(1)	the resulting, surviving or transferee Person (the “Successor Company”) shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;

(2)	immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3)	immediately after giving pro forma effect to such transaction, (A) the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “— Limitation on Indebtedness” or (B) the Consolidated Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be equal to or greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction; and

(4)	the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture;

provided, however, that clause (3) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Company or any Restricted Subsidiary or (B) the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction.
      The Successor Company will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes.
      The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1)	the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guaranty Agreement, in a form reasonably satisfactory to the Trustee, all the obligations of such Subsidiary, if any, under its Subsidiary Guaranty, except that the foregoing requirements of this clause (1) shall not apply in the case of a Subsidiary Guarantor that has been disposed of in its entirety to another Person (other than to the Company or a Subsidiary of the Company) or otherwise ceases to be a Subsidiary Guarantor as a result of such transaction or series of transactions, whether through a merger, consolidation or sale of Capital Stock or assets, if in connection therewith the Company provides an Officers’ Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under “— Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition;

(2)	immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

(3)	the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, complies with the Indenture.
      Notwithstanding the foregoing, any Subsidiary Guarantor may consolidate with or merge with or into or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to the Company or another Subsidiary Guarantor.
      Parent will not merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1)	the resulting, surviving or transferee Person (if not Parent) shall be a Person organized and existing under the laws of the jurisdiction under which Parent was organized or under the laws of the

United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume all the obligations of Parent, if any, under the Parent Guaranty;

(2)	immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

(3)	the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and execution of such Guaranty Agreement, if any, complies with the Indenture.

Future Guarantors
      The Company will cause each domestic Restricted Subsidiary of the Company and any other domestic Restricted Subsidiary formed or acquired after the Issue Date, in each case, that Guarantees Indebtedness of the Company or a Subsidiary Guarantor under the Credit Agreement, to, at the same time, execute and deliver to the Trustee a Guaranty Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes on the same terms and conditions as those set forth in the Indenture.
SEC Reports
      Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will, after effectiveness of the Exchange Offer Registration Statement or the Shelf Registration Statement, as the case may be, file with the SEC and, in any event, provide the Trustee and Noteholders with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and other reports to be so filed and provided at the times specified for the filings of such information, documents and reports under such Sections.
      In addition, the Company shall furnish to the Holders of the Notes and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.
      If Parent has complied with the reporting requirements of Section 13 or 15(d) of the Exchange Act, and has provided the Trustee, the holders of the Notes and prospective investors with the reports described herein with respect to Parent (including any financial information required by Regulation S-X 3-10 and, if Parent, directly or indirectly, holds any material assets or conducts any material business other than the assets of, or the business conducted by, the Company and its Subsidiaries, a separate “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with respect to the Company and its Restricted Subsidiaries on a consolidated basis), the Company shall be deemed to be in compliance with the provisions of the covenant described hereunder.
Defaults
      Each of the following is an Event of Default:

(1)	a default in the payment of interest on the Notes when due, continued for 30 days;

(2)	a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3)	the failure by the Company or Parent to comply with its obligations under “— Certain Covenants — Merger and Consolidation” above;

(4)	the failure by the Company to comply for 30 days after notice with any of its obligations in the covenants described above under “Change of Control” (other than a failure to purchase Notes) or under “— Certain Covenants” under “— Limitation on Indebtedness”, “— Limitation on Restricted

Payments”, “— Limitation on Restrictions on Distributions from Restricted Subsidiaries”, “— Limitation on Sales of Assets and Subsidiary Stock” (other than a failure to purchase Notes), “— Limitation on Affiliate Transactions”, “— Limitation on Liens”, “— Future Guarantors”, or “— SEC Reports”;

(5)	the failure by the Company or a Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Indenture;

(6)	Indebtedness of the Company, any Subsidiary Guarantor or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $25.0 million (the “cross acceleration provision”);

(7)	certain events of bankruptcy, insolvency or reorganization of the Company, a Subsidiary Guarantor or a Significant Subsidiary (the “bankruptcy provisions”);

(8)	any judgment or decree for the payment of money in excess of $25.0 million is entered against the Company, a Subsidiary Guarantor or a Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed within 10 days after notice (the “judgment default provision”); or

(9)	the Parent Guaranty or any Subsidiary Guaranty ceases to be in full force and effect (other than in accordance with the terms of such Guaranty) and such default continues for 10 days or any Guarantor denies or disaffirms its obligations under its Guaranty.

      However, a default under clauses (4), (5) and (8) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.
      If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.
      Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3)	such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)	holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

      Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.
      If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or proposes to take in respect thereof.
Amendments and Waivers
      Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

(1)	reduce the amount of Notes whose holders must consent to an amendment;

(2)	reduce the rate of or extend the time for payment of interest on any Note;

(3)	reduce the principal of or extend the Stated Maturity of any Note;

(4)	reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “— Optional Redemption” above;

(5)	make any Note payable in money other than that stated in the Note;

(6)	impair the right of any holder of the Notes to receive payment of principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(7)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions;

(8)	make any change in the ranking or priority of any Note or any Guaranty that would adversely affect the Noteholders; or

(9)	make any change in any Guaranty that would adversely affect the Noteholders in any material respect.
      Notwithstanding the preceding, without the consent of any holder of the Notes, the Company, the Guarantors and Trustee may amend the Indenture:

(1)	to cure any ambiguity, omission, defect or inconsistency;

(2)	to provide for the assumption by a successor person of the obligations of the Company or any Guarantor under the Indenture;

(3)	to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4)	to add guarantees with respect to the Notes, including any Subsidiary Guaranties, or to secure the Notes;

(5)	to add to the covenants of the Parent, the Company or a Subsidiary Guarantor for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company or a Subsidiary Guarantor;

(6)	to make any change that does not adversely affect the rights of any holder of the Notes;

(7)	to conform the text of the Indenture, the Notes, the Parent Guaranty and the Subsidiary Guaranties to any provision of this “Description of the Notes” to the extent that such provision in this “Description of the Notes” was intended to be a verbatim recitation of a provision of the Indenture, the Notes, the Parent Guaranty and the Subsidiary Guaranties; or

(8)	to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.
      The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.
      After an amendment under the Indenture becomes effective, we are required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.
Transfer
      The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.
Defeasance
      At any time, we may terminate all our obligations under the Notes, the Guaranties and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.
      In addition, at any time we may terminate our obligations under “— Change of Control” and under the covenants described under “— Certain Covenants” (other than the covenant described under “— Merger and Consolidation”), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under “— Defaults” above and the limitations contained in clause (3) of the first paragraph under “— Certain Covenants — Merger and Consolidation” above (“covenant defeasance”).
      We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries) or (8) under “— Defaults” above or because of the failure of the Company to comply with clause (3) of the first paragraph under “— Certain Covenants — Merger and Consolidation” above. If we exercise our legal defeasance option or our covenant defeasance option, each Guarantor will be released from all of its obligations with respect to its Guaranty.
      In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).
Satisfaction and Discharge
      When (1) we deliver to the Trustee all outstanding Notes for cancellation, (2) all outstanding Notes have become due and payable, whether at maturity or on a redemption date as a result of the mailing of a notice of redemption or (3) all outstanding Notes will become due and payable within one year or are to be called for redemption within one year under arrangements reasonable satisfactory to the Trustee and in the case of clause (2) or (3), we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Notes, including interest thereon to maturity or such redemption date, and if in either case we pay all other sums payable hereunder by us, then the Indenture shall, subject to certain exceptions, cease to be of further effect.
Concerning the Trustee
      U.S. Bank National Association is the Trustee under the Indenture and the Registrar and Paying Agent with regard to the Notes. U.S. Bank National Association served as the trustee under the indentures governing the 11.25% Notes of the Company and 13.875% Notes of the Parent and the registrar and paying agent with regard to these notes.
      The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.
      The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.
No Personal Liability of Directors, Officers, Employees and Stockholders
      No director, officer, employee, incorporator or stockholder of the Company or any Guarantor will have any liability for any obligations of the Company or any Guarantor under the Notes, any Guaranty or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.
Governing Law
      The Indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Certain Definitions
      “Additional Assets” means:

(1)	any property, plant or equipment useful in a Related Business;

(2)	the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(3)	Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;
provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.
      “Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the covenants described under “— Certain Covenants — Limitation on Restricted Payments”, “— Certain Covenants — Limitation on Affiliate Transactions” and “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” only, if Caxton-Iseman Investments L.P., Caxton Associates LLC, Caxton-Iseman Capital, Inc. and its Affiliates (as defined in the preceding sentence), taken together, beneficially own Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company, they shall be deemed to be Affiliates.
      “Applicable Premium” means, with respect to any Note on any redemption date, the greater of:

(1)	1.0% of the principal amount of such Note; and

(2)	the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of such Note at November 1, 2010 (each such redemption price being set forth in the table appearing above under the caption “Optional Redemption”), plus (ii) all required interest payments due on such Note through November 1, 2010 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate, as of such redemption date, plus 50 basis points; over (b) the principal amount of such Note.
      “Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1)	any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

(2)	all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

(3)	any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary;
other than, in the case of clauses (1), (2) and (3) above,

(A)	a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to another Restricted Subsidiary;

(B)	for purposes of the covenant described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” only, (x) a disposition that constitutes a Restricted Payment permitted by the covenant described under “— Certain Covenants — Limitation on Restricted

Payments” or a Permitted Investment and (y) a disposition of all or substantially all the assets of the Company in accordance with the covenant described under “— Certain Covenants — Merger and Consolidation”;

(C)	a disposition of assets with a fair market value of less than $2.5 million;

(D)	entering into Hedging Obligations;

(E)	the granting of a Lien permitted under the Indenture;

(F)	the disposition of cash or Temporary Cash Investments;

(G)	the disposition of inventory or obsolete, damaged or worn out equipment or assets in the ordinary course of business;

(H)	the disposition of property or assets that is a surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind; and

(I)	sales or grants of licenses or sublicenses to use the patents, trade secrets, know-how and other intellectual property, and licenses, leases or subleases of other assets, of the Company or any Restricted Subsidiary to the extent not materially interfering with the business of the Company and the Restricted Subsidiaries.

      “Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

(1)	the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2)	the sum of all such payments.
      “Board of Directors” with respect to a Person means the Board of Directors of such Person or any committee thereof duly authorized to act on behalf of such Board.
      “Buffets Restaurants” means Buffets Restaurants Holdings, Inc., a Delaware corporation, and its successors.
      “Business Day” means each day which is not a Legal Holiday.
      “Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.
      “Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.
      “Code” means the Internal Revenue Code of 1986, as amended.
      “Consolidated Coverage Ratio” as of any date of determination means the ratio of (x) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters for which internal financial statements are available prior to the date of such determination to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(1)	if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such

Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation shall be computed based on (A) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period when such facility was outstanding or (B) if such facility was created after the end of such four fiscal quarters, the average balance of such Indebtedness during the period from the date of creation of such facility to the date of the computation);

(2)	if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3)	if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4)	if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(5)	if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

      For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company (and may include any applicable Pro Forma Cost Savings, whether or not the acquisition occurred in such period). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness).
      “Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication:

(1)	interest expense attributable to capital leases;

(2)	amortization of debt discount and debt issuance cost;

(3)	capitalized interest;

(4)	non-cash interest expenses;

(5)	commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(6)	net payments pursuant to Hedging Obligations;

(7)	dividends paid in cash or Disqualified Stock in respect of all Preferred Stock of Restricted Subsidiaries and Disqualified Stock of the Company held by Persons other than the Company or a Wholly Owned Subsidiary;

(8)	interest incurred in connection with Investments in discontinued operations;

(9)	interest actually paid by the Company or a Restricted Subsidiary under a Guarantee of Indebtedness of any other Person; and

(10)	the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than Buffets Restaurants, the Parent or the Company) in connection with Indebtedness Incurred by such plan or trust;
less, to the extent included in such total interest expense, (A) the amortization during such period of capitalized financing or debt issuance costs associated with the Transactions and (B) the amortization during such period of other capitalized financing or debt issuance costs. Consolidated Interest Expense shall be calculated excluding unrealized gains or losses with respect to Hedging Obligations and any dividends or accretion or liquidation preference on any Capital Stock of the Company that is not Disqualified Stock.
      “Consolidated Net Income” means, for any period, the net income of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(1)	any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

(A)	subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

(B)	the Company’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income but only to the extent the Company or a Restricted Subsidiary funded such net loss with cash and such funding did not constitute a Restricted Payment that reduced the amount of permitted Restricted Payments under the “— Certain Covenants — Limitation on Restricted Payments”;

(2)	solely for purposes of determining the aggregate amount available for Restricted Payments under clause (a)(3) of the covenant described under “Certain Covenants — Limitation on Restricted

Payments”, any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

(3)	any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(A)	subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(B)	the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(4)	any gain or loss realized upon the sale or other disposition of any assets of the Company, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

(5)	any extraordinary or nonrecurring gain (or extraordinary or nonrecurring loss), together with any related provision for taxes on any such extraordinary or nonrecurring gain (or the tax effect of any such extraordinary or nonrecurring loss), realized by the Company or any Restricted Subsidiary during such period;

(6)	to the extent included in total interest expense, any amortization or write-offs of debt issuance costs and prepayment penalties realized during such period to the extent attributable to the Indebtedness being Refinanced in connection with the Transactions;

(7)	non-cash compensation charges or other non-cash expenses or charges arising from the grant of or issuance or repricing of stock, stock options or other equity-based awards or any amendment, modification, substitution or change of any such stock, stock options or other equity-based awards;

(8)	any non-cash goodwill impairment charges subsequent to the Issue Date;

(9)	gains and losses realized upon the repayment or Refinancing of any Indebtedness of the Company or any Restricted Subsidiary;

(10)	gains and losses due solely to fluctuations in currency values and the related tax effects;

(11)	unrealized gains and losses with respect to Hedging Obligations;

(12)	the impact of any dividends or accretion of liquidation preference on any Capital Stock of the Company that is not Disqualified Stock;

(13)	any amortization or write-offs of debt issuance or deferred financing costs and premiums and prepayment penalties, in each case, to the extent attributable to the Indebtedness being Refinanced or Incurred in connection with the Transactions;

(14)	so long as the Company is part of a consolidated group for tax purposes with the Parent, Buffets Restaurants or another parent company, the excess (if any) of (a) the provision for income taxes of the Company and its consolidated Subsidiaries over (b) the sum of (x) the aggregate payments to the Parent or Buffets Restaurants (or any other parent company) made pursuant to clause (b)(5) under “— Limitation on Restricted Payment” and (y) the amount of any income taxes that the Company or its Subsidiaries paid directly to a taxing authority;

(15)	losses, expenses and charges incurred in connection with restructuring within the Company and/or one or more Restricted Subsidiaries, including in connection with integration of acquired businesses or Persons, disposition of one or more Subsidiaries or businesses, exiting of one or more lines of businesses and relocation or consolidation of facilities, including severance, lease termination and other non-ordinary-course, non-operating costs and expenses in connection therewith; and

(16)	the cumulative effect of a change in accounting principles.

      Notwithstanding the foregoing, for the purposes of the covenant described under “Certain Covenants — Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Company or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.
      “Credit Agreement” means the Credit Agreement to be dated the Issue Date and entered into by and among, the Company, the guarantors referred to therein and the lenders referred to therein, with Credit Suisse as sole administrative agent and collateral agent, together with the related documents thereto (including the term loans, revolving loans and letter of credit facility thereunder, any guarantees and security documents), as amended, extended, renewed, replaced, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document or instrument) governing Indebtedness incurred to Refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement, whether by the same or any other lender or group of lenders or investors.
      “Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement with respect to currency values.
      “Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.
      “Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1)	matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2)	is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3)	is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;
in each case on or prior to the first anniversary of the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if:

(1)	the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes and described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” and “— Certain Covenants — Change of Control”; and

(2)	any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.
The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.
      “EBITDA” for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1)	all income tax expense of the Company and its consolidated Restricted Subsidiaries;

(2)	Consolidated Interest Expense;

(3)	depreciation and amortization expense of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid operating activity item that was paid in cash in a prior period);

(4)	all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (including, without limitation, deferred rental expense, but excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period); and

(5)	any payment of fees to Caxton-Iseman Capital, Inc. or its affiliates in accordance with clause (b)(6) of the covenant described in “Limitation on Affiliate Transactions” above.
in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.
      “Equity Offering” means a primary offering of common stock of Parent, the Company or Buffets Restaurants.
      “Exchange Act” means the Securities Exchange Act of 1934, as amended.
      “Exchange Notes” means the debt securities of the Company issued pursuant to the Indenture in exchange for, and in an aggregate principal amount at maturity equal to, the Notes, in compliance with the terms of the Registration Rights Agreement.
      “Existing Notes” means the outstanding 11.25% Senior Subordinated Notes due 2010 of the Company outstanding on the Issue Date.
      “GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

(1)	the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2)	statements and pronouncements of the Financial Accounting Standards Board; and

(3)	such other statements by such other entity as approved by a significant segment of the accounting profession.
      “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2)	entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.
      “Guarantor” means Parent and each Subsidiary Guarantor, as applicable.
      “Guaranty” means the Parent Guaranty and each Subsidiary Guaranty, as applicable.
      “Guaranty Agreement” means a supplemental indenture, in a form reasonably satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor or a successor to Parent guarantees the Company’s obligations with respect to the Notes on the terms provided for in the Indenture.
      “Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.
      “Holder” or “Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.
      “Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with “— Certain Covenants — Limitation on Indebtedness”, (1) amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security and (2) the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment or accretion of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock or liquidation preference of the same class and with the same terms will not be deemed to be the Incurrence of Indebtedness.
      “Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)	the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2)	all Capital Lease Obligations of such Person;

(3)	all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(4)	all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5)	the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Restricted Subsidiary of such Person, the principal amount of such Preferred Stock to be determined in accordance with the Indenture (but excluding, in each case, any accrued dividends);

(6)	all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(7)	all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured; and

(8)	to the extent not otherwise included in this definition, Hedging Obligations of such Person.
Notwithstanding the foregoing, any obligations under any Sale-Leaseback Transaction (including pursuant to the Ryan’s Sale-Leaseback Transaction) in existence on the Issue Date shall not be Indebtedness. In addition, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term “Indebtedness” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter.
      The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time. Notwithstanding the foregoing, Indebtedness shall not include any liability for Federal, state, local or other taxes owed or owing to any governmental entity or obligations of such Person with respect to performance and surety bonds and completion guarantees entered into in the ordinary course of business.
      “Independent Qualified Party” means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.
      “Interest Rate Agreement” means in respect of a Person any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement with respect to interest rates.
      “Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. Except as otherwise provided for herein, the amount of an Investment shall be its fair value at the time the Investment is made and without giving effect to subsequent changes in value.
      For purposes of the definition of “Unrestricted Subsidiary”, the definition of “Restricted Payment” and the covenant described under “— Certain Covenants — Limitation on Restricted Payments”:

(1)	“Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.
      “Issue Date” means the date on which the Notes are originally issued.
      “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).
      “Net Available Cash” from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form), in each case net of:

(1)	all legal, title and recording tax expenses, underwriting discounts, commissions, investment bankers fees, and other fees and expenses incurred (including, without limitation, fees and expenses of counsel, brokers, finders, consultants, placement agents, accountants and investment bankers), and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2)	all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition;

(4)	the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against adjustment in the sale price of such property or assets or any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition including tax liabilities, pensions or other post-employment benefits liabilities and liabilities related thereto;

(5)	payments of unassumed liabilities (not constituting Indebtedness) relating to assets sold at the time of, or within 30 days after the date of, such Asset Disposition; and

(6)	any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with that Asset Disposition; provided, however, that upon the termination of such escrow, Net Available Cash will be increased by any portion of funds in the escrow that are released to the Company or any Restricted Subsidiary.
      “Net Cash Proceeds”, with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.
      “Parent” means Buffets Holdings, Inc., a Delaware corporation, and its successors.
      “Parent Board” means the Board of Directors of the Parent or any committee thereof duly authorized to act on behalf of such Board.
      “Parent Guaranty” means the Guarantee of the Notes by Parent pursuant to a Guaranty Agreement.
      “Parent Notes” means the outstanding existing 13.875% Senior Discount Notes due 2010 of Parent outstanding on the Issue Date.

      “Permitted Closing Date Payments” means (1) the payment of transaction fees and expenses by Parent or Buffets Restaurants relating to the Transactions, (2) the payments necessary to enable the Company and Parent to pay (A) the total consideration due and payable for all Existing Notes and Parent Notes accepted by the Company and Parent with respect to the tender offers for all outstanding Existing Notes and Parent Notes and (B) the purchase or redemption price of any Existing Notes and Parent Notes that are not tendered in such tender offers; provided, however that with respect to clause (B), such purchases or redemptions are completed prior to December 13, 2006.
      “Permitted Equipment Lease Financings” means one or more Sale-Leaseback Transactions relating to equipment and/or leasehold improvements.
      “Permitted Holders” means (i) Caxton-Iseman Investments L.P., Caxton-Iseman Capital, Inc., Caxton Associates, LLC, Sentinel Capital Partners, II, L.P., Frederick J. Iseman, Robert M. Rosenberg, Steven M. Lefkowitz, Robert A, Ferris, Roe H. Hatlen and David S. Lobel and any other Person who is a controlled Affiliate of any of the foregoing and any member of senior management of the Company and (ii) any Related Party of any of the foregoing.
      “Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1)	the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2)	another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3)	cash and Temporary Cash Investments;

(4)	receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)	loans or advances to employees made in the ordinary course of business of the Company or such Restricted Subsidiary;

(7)	stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

(8)	any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock”;

(9)	any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(10)	any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary;

(11)	any Person to the extent such Investment consists of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(12)	any Person to the extent such Investment consists of loans and advances to suppliers, licensees, franchisees or customers of the Company or any of the Restricted Subsidiaries made in the ordinary course of business; provided, however, that the amount of Investments made pursuant to this clause (12) do not exceed $5.0 million at any time outstanding;

(13)	Persons to the extent such Investments are in existence on the Issue Date;

(14)	Lease, utility and other similar deposits in the ordinary course of business;

(15)	any Person to the extent such Investment consists of Guarantees of Indebtedness to the extent permitted under the covenant described under “—Certain Covenants — Limitations on Indebtedness”; provided, however, that any actual payment made by the Company or any Restricted Subsidiary under such Guarantees of Indebtedness shall not be a Permitted Investment under this clause (15);

(16)	additional Investments made after the Issue Date in an aggregate amount which, together with all other Investments made pursuant to this clause (16) that are then outstanding, do not exceed the greater of (a) $25 million and (b) 2.5% of Total Assets.
      “Permitted Liens” means, with respect to any Person:

(1)	pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2)	Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3)	Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4)	Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5)	minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)	Liens securing Indebtedness and other obligations permitted to be Incurred pursuant to clauses (b)(1), (b)(2), (b)(13) and (b)(14) of the covenant described under “Certain Covenants — Limitation on Indebtedness”;

(7)	Liens existing on the Issue Date and any additional Liens under the terms of agreements in effect on the Issue Date;

(8)	Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary, and Liens Incurred in connection with the acquisition of such Person; provided, however, that such Liens may not extend to any other property owned by the Company or any of its Restricted Subsidiaries and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the time such other Person becomes a Subsidiary of such Person;

(9)	Liens on property at the time the Company or a Restricted Subsidiary acquired the property, and Liens Incurred in connection with the acquisition of such property, including any acquisition by means of a merger or consolidation with or into the Company or any of its Restricted Subsidiaries; provided, however, that the Liens may not extend to any other property owned by the Company or any of its Restricted Subsidiaries and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the acquisition of the property subject to such Lien;

(10)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary permitted to be Incurred in accordance with the covenant described under “Certain Covenants — Limitation on Indebtedness”;

(11)	Liens securing Hedging Obligations permitted to be incurred under the covenant described in “— Limitation on Indebtedness” above;

(12)	Liens on specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13)	leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(14)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(15)	Liens in favor of the Company or any Subsidiary Guarantor;

(16)	Liens to secure any refinancing as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (7), (8) and (9); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay accrued interest on the Indebtedness being Refinanced and pay any fees and expenses, including any premium and defeasance or discharge costs, related to such refinancing, refunding, extension, renewal or replacement;

(17)	deposits made in the ordinary course of business to secure liability to insurance carriers;

(18)	Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business; and

(19)	Liens on Capital Stock or other securities or assets of any Unrestricted Subsidiary that secure Indebtedness of such Unrestricted Subsidiary.
      For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.
      “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.
      “Preferred Stock”, as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.
      “principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.
      “Pro Forma Cost Savings” means, with respect to any period, the reduction in costs or other adjustments (including, solely in the case of clause (3)(i) below, an annualization of EBITDA), as applicable, that are

(1)	directly attributable to an asset acquisition and calculated on a basis that is consistent with Regulation S-X under the Securities Act in effect and as applied as of the Issue Date, or

(2)	implemented by the Company or the business that was the subject of any such asset acquisition, in each case, within one year after the date of the asset acquisition (or, in the case of the business that was the subject of any such acquisition, prior to the date of the asset acquisition) and that are supportable and quantifiable by the underlying accounting records of the Company or such business, or

(3)	in connection with any acquisition of restaurants or a Person engaged in a Related Business, (i) the EBITDA reasonably estimated by the Company’s chief financial officer associated with any such acquired restaurants that were operated for at least three months but no longer than twelve months by the business that was the subject of any such acquisition and (ii) cost savings reasonably estimated by the Company’s chief financial officer and reasonably expected by such chief financial officer to be implemented within 12 months (and fully realized within 24 months) of the consummation of such acquisition directly attributable to closing such acquired restaurants, the headquarters, back office and support consolidation, including consolidation of functions, reductions in employees and staff, marketing initiatives, elimination of redundant costs and activities, economies of scale and shifting to best practices in purchasing, in-house production or other functions, labor scheduling and changes to benefits and integration of practices of the acquired business to those of the Company.
as if, in the case of each of clauses (1) (2) and (3), all such reductions in costs or other adjustments had been effected as of the beginning of such period.
      Notwithstanding the foregoing, Pro Forma Cost Savings for the Ryan’s acquisition shall not exceed (i) $13.925 million for any fiscal quarter ending on or prior to September 20, 2007, (ii) $13.5 million for the fiscal quarter ending on December 12, 2007, (iii) $5.1 million for the fiscal quarter ending on April 2, 2008 and (iv) $2.5 million for the fiscal quarter ending on June 25, 2008.
      “Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, in whole or in part, such indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

      “Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1)	such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2)	such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced; and

(3)	such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus (i) accrued interest on the Indebtedness being Refinanced and (ii) fees and expenses, including any premium and defeasance or discharge costs) under the Indebtedness being Refinanced;
provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.
      “Registration Rights Agreement” means the Registration Rights Agreement dated the Issue Date, among the Company, the Guarantors and Credit Suisse Securities (USA) LLC, UBS Securities LLC, Goldman Sachs & Co. and Piper Jaffray & Co.
      “Related Business” means any business in which the Company was engaged on the Issue Date and any business that in the good faith judgment of the Board of Directors of the Company is related, ancillary or complementary thereto, arises therefrom or is necessary or desirable to facilitate such business or any unrelated business to the extent it is not material in size compared with the Company’s business as a whole.
      “Related Party” means (1) any controlling stockholder, controlling member, general partner, majority owned Subsidiary, or spouse or immediate family member (in the case of an individual) of any Permitted Holder or (2) any estate trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons holding a controlling interest of which consist solely of one or more Permitted Holders and/or such other Persons referred to in the immediately preceding clause (1) or (3) any executor, administrator, trustee, manager, director or other similar fiduciary of any Person referred to in the immediately preceding clause (2) acting solely in such capacity.
      “Restricted Payment” with respect to any Person means:

(1)	the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and dividends or distributions payable solely to the Company or a Restricted Subsidiary, and other than pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

(2)	the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

(3)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of such Person (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition); or

(4)	the making of any Investment (other than a Permitted Investment) in any Person.

      “Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.
      “Revolving Credit Facility” means the revolving credit facility and letter of credit facility contained in the Credit Agreement and any other facilities or financing arrangements (including commercial paper facilities, revolving credit loans, term loans, receivables financing letters of credit, or any debt securities or other form of debt, convertible debt or exchangeable debt financing) that Refinance or replace, in whole or in part, any such revolving credit facility, letter of credit facility or financing arrangement.
      “Ryan’s” means Ryan’s Restaurant Group, Inc., a South Carolina Corporation.
      “Ryan’s Sale-Leaseback Transaction” means the Sale-Leaseback Transaction consummated on or before the Issue Date pursuant to which the Company will sell the land (or, in certain cases, assign our interest in the ground leased properties pursuant to an assignment of the underlying ground leases) and related improvements with respect to approximately 275 Ryan’s restaurants and seven Buffets restaurants and simultaneously lease these properties back for proceeds in the amount of approximately $566.8 million.
      “Sale-Leaseback Transaction” means an arrangement relating to property owned by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.
      “SEC” means the U.S. Securities and Exchange Commission.
      “Secured Indebtedness” means any Indebtedness of the Company secured by a Lien.
      “Senior Indebtedness” means with respect to any Person:

(1)	Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

(2)	accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinate in right of payment to the Notes or the Guaranty of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1)	any obligation of such Person to any Subsidiary;

(2)	any liability for Federal, state, local or other taxes owed or owing by such Person;

(3)	any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

(4)	any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) that is subordinate or junior in right of payment to any other Indebtedness or other obligation of such Person; or

(5)	that portion of any Indebtedness that at the time of Incurrence is Incurred in violation of the Indenture (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (5) if the holders of such obligation or their representative shall have received an Officers’ Certificate of the Company to the effect that the Incurrence of such Indebtedness does not (or, in the case of revolving credit indebtedness, that the Incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture).

      “Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.
      “Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).
      “Subordinated Obligation” means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes or a Subsidiary Guaranty of such Person, as the case may be, pursuant to a written agreement to that effect.
      “Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1)	such Person;

(2)	such Person and one or more Subsidiaries of such Person; or

(3)	one or more Subsidiaries of such Person.
      “Subsidiary Guarantor” means HomeTown Buffet, Inc., OCB Restaurant Company, LLC, OCB Purchasing Co., OCB Leasing Company, LLC, and Tahoe Joe’s, Inc. and each other Subsidiary of the Company that executes the Indenture as a guarantor and each other Subsidiary of the Company that thereafter guarantees the Notes pursuant to the terms of the Indenture.
      “Subsidiary Guaranty” means a Guarantee by a Subsidiary Guarantor of the Company’s obligations with respect to the Notes.
      “Temporary Cash Investments” means any of the following:

(1)	any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(2)	investments in time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4)	investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a person (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s Investors Service, Inc. or “A-1” (or higher) according to Standard and Poor’s, a division of the McGraw-Hill Companies; and

(5)	investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s a division of the McGraw-Hill Companies or “A” by Moody’s Investors Service, Inc.

      “Term Loan Facility” means the term loan facility initially contained in the Credit Agreement and any other facility or financing arrangement (including commercial paper facilities, revolving credit loans, term loans, receivables financing, letters of credit, or any debt securities or other form of debt, convertible debt or exchangeable debt financing) that Refinances or replaces, in whole or in part, any such facility or financing arrangement.
      “Total Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries, as set forth on the Company’s consolidated balance sheet for the most recently ended fiscal quarter for which internal financial statements are available.
      “Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to November 1, 2010; provided, however, that if the period from the redemption date to such date, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.
      “Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.
      The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under “— Certain Covenants — Limitation on Restricted Payments”.
      The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) (i) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “— Certain Covenants — Limitation on Indebtedness” or (ii) the Consolidated Coverage Ratio for the Company and its Restricted Subsidiaries would be greater than the Consolidated Coverage Ratio for the Company and its Restricted Subsidiaries immediately before giving effect to such designation and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.
      “U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.
      “Voting Stock” of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.
      “Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or one or more Wholly Owned Subsidiaries.

BOOK-ENTRY, DELIVERY AND FORM
      Except as described below, we will initially issue the exchange notes in the form of one or more registered exchange notes in global form without coupons. We will deposit each global note on the date of the closing of this exchange offer with, or on behalf of, The Depository Trust Company in New York, New York, and register the exchange notes in the name of The Depository Trust Company or its nominee, or will leave these notes in the custody of the trustee.

Depository Trust Company Procedures
      The following description of the operations and procedures of The Depository Trust Company is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.
      The Depository Trust Company has advised us that The Depository Trust Company is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository Trust Company was created to hold securities for its participating organizations (collectively, the “participants”) and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to The Depository Trust Company’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of The Depository Trust Company only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of The Depository Trust Company are recorded on the records of the participants and indirect participants.
      The Depository Trust Company has also advised us that, pursuant to procedures established by it:

(1)	upon deposit of the global notes, The Depository Trust Company will credit the accounts of participants designated by the initial purchasers with portions of the principal amount of the global notes; and

(2)	ownership of these interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by The Depository Trust Company (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the global notes).
      Investors in the global notes who are participants in The Depository Trust Company’s system may hold their interests therein directly through The Depository Trust Company. Investors in the global notes who are not participants may hold their interests therein indirectly through organizations which are participants in such system. All interests in a global note may be subject to the procedures and requirements of The Depository Trust Company. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because The Depository Trust Company can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a person having beneficial interests in a global note to pledge such interests to persons that do not participate in the The Depository Trust Company system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

      Except as described below, owners of an interest in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture relating to the notes for any purpose.
      Payments in respect of the principal of, and interest and premium and additional interest, if any, on a global note registered in the name of The Depository Trust Company or its nominee will be payable to The Depository Trust Company in its capacity as the registered holder under the indenture relating to the notes. Under the terms of the indenture relating to the notes, Buffets, the guarantors and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither Buffets, the trustee nor any agent of Buffets, the guarantors or the trustee has or will have any responsibility or liability for:

(1)	any aspect of The Depository Trust Company’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of The Depository Trust Company’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

(2)	any other matter relating to the actions and practices of The Depository Trust Company or any of its participants or indirect participants.
      The Depository Trust Company has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless The Depository Trust Company has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of The Depository Trust Company. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of The Depository Trust Company, the trustee, Buffets or the guarantors. Neither Buffets, the guarantors nor the trustee will be liable for any delay by The Depository Trust Company or any of its participants in identifying the beneficial owners of the notes, and Buffets and the trustee may conclusively rely on and will be protected in relying on instructions from The Depository Trust Company or its nominee for all purposes.
      Transfers between participants in The Depository Trust Company will be effected in accordance with The Depository Trust Company’s procedures, and will be settled in same-day funds.
      The Depository Trust Company has advised Buffets that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account The Depository Trust Company has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, The Depository Trust Company reserves the right to exchange the global notes for legended notes in certificated form, and to distribute such notes to its participants.
      Although The Depository Trust Company has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants, it is under no obligation to perform such procedures, and such procedures may be discontinued or changed at any time. Neither Buffets, the guarantors nor the trustee nor any of their respective agents will have any responsibility for the performance by The Depository Trust Company or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes
      A global note is exchangeable for certificated notes if:

(1)	The Depository Trust Company (A) notifies Buffets that it is unwilling or unable to continue as depositary for the global notes or (B) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed;

(2)	Buffets, at its option, notifies the trustee in writing that it elects to cause the issuance of the certificated notes; or

(3)	there has occurred and is continuing a default with respect to the notes entitling the holder to accelerate the maturity of the notes.
      In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice given to the trustee by or on behalf of The Depository Trust Company in accordance with the indenture relating to the notes. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear an applicable restrictive legend, unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes
      Certificated notes may not be exchanged for beneficial interests in any global note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture relating to the notes) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same Day Settlement and Payment
      Buffets will make payments in respect of the notes represented by the global notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the global note holder. Buffets will make all payments of principal, interest and premium and additional interest, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of the certificated notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the global notes are expected to be eligible to trade in the PORTAL market and to trade in The Depository Trust Company’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by The Depository Trust Company to be settled in immediately available funds. Buffets expects that secondary trading in any certificated notes will also be settled in immediately available funds.

DESCRIPTION OF CREDIT FACILITY
New Credit Facility
      In connection with the offering of the initial notes, Buffets entered into a new credit agreement with a syndicate of lenders. Credit Suisse is the sole administrative agent and collateral agent. Credit Suisse Securities (USA) LLC and UBS Securities LLC are joint book runners and co-lead arrangers. UBS Securities LLC is syndication agent. Goldman Sachs Credit Partners L.P. is documentation agent.

Structure
      The New Credit Facility consists of the Term Facility, the Revolving Facility, and the Synthetic Letter of Credit Facility.
      The proceeds of the Term Facility were used by Buffets to pay the Ryan’s Acquisition Consideration, to refinance our and Ryan’s existing indebtedness, to pay the Transactions costs and for working capital purposes. The Revolving Facility and the Synthetic Letter of Credit Facility may be used for general corporate purposes.
      The full amount of the Term Facility was drawn in a single drawing upon its closing.

Interest and Expenses
      Borrowings under the New Credit Facility initially bear interest at Buffets’ option at an adjusted LIBOR rate plus a margin or an alternate base rate plus a margin. The interest rate margin of the Revolving Facility is subject to pricing adjustments based on certain leverage ratio criteria.
      In connection with the New Credit Facility, Buffets agreed to pay administrative fees, commitment fees and certain expenses and to provide certain indemnities, all of which we believe are customary for financings of this type.

Maturity and Amortization
      The Term Facility will mature on November 1, 2013 and amortize in equal quarterly installments in an aggregate annual amount equal to 1% of the original principal amount of the Term Facility with the balance payable on the maturity date of the Term Facility. The Revolving Facility will mature on November 1, 2011 and is not subject to interim scheduled amortization. The Synthetic Letter of Credit Facility will mature on May 1, 2013, and is not subject to interim scheduled amortization.

Security and Guarantees
      Our and Buffets’ existing, and future domestic subsidiaries have unconditionally guaranteed the repayment of the New Credit Facility and obligations under any interest rate protection or any other hedging arrangement entered into with a lender party to the new credit agreement or an affiliate of such a lender. The New Credit Facility and the guarantees thereto are secured by substantially all of the personal and material owned real assets of Buffets and each of the guarantors under the New Credit Facility, with certain exceptions.

Covenants
      The new credit agreement contains affirmative and negative covenants customary for such financings. The new credit agreement includes covenants relating to limitations on, among other things:

•	dividends on, and redemptions and repurchases of, equity interests and other restricted payments,

•	prepayments, redemptions and repurchases of debt,

•	liens and sale-leaseback transactions,

•	loans and investments,

•	debt, guarantees and hedging arrangements,

•	mergers, acquisitions and asset sales,

•	transactions with affiliates,

•	changes in business activities conducted by us,

•	restrictions on ability of subsidiaries to pay dividends or make distributions,

•	amendments of debt and other material agreements, and

•	capital expenditures.
      Buffets is subject to certain financial covenants, including maximum ratios of total debt to EBITDA and minimum interest coverage ratios. The New Credit Facility includes mandatory prepayment provisions relating to excess cash flow, asset sales and debt issuances.

Events of Default
      The new credit agreement contains events of default, including, but not limited to:

•	nonpayment of principal, interest, fees or other amounts when due,

•	violation of covenants,

•	incorrectness of representations or warranties in any material respect,

•	cross acceleration and cross default,

•	change of control,

•	bankruptcy events,

•	material judgments, and

•	actual or asserted invalidity of the guarantees or security documents.
      Some of these events of default allow for grace periods and materiality concepts.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      The following discussion summarizes certain material U.S. federal income tax consequences of the exchange of initial notes for exchange notes in accordance with the exchange offer as well as the ownership and disposition of the exchange notes. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations promulgated and proposed thereunder, and current administrative pronouncements and judicial decisions. All of the foregoing is subject to change (possibly with retroactive effect) and any such change may result in U.S. federal income tax consequences to a holder that are materially different from those described below. No rulings from the U.S. Internal Revenue Service (“IRS”) have been or are expected to be sought with respect to the matters described below, and consequently, the IRS may not take a similar view of the consequences described below. Because individual circumstances may differ, you are strongly urged to consult your tax advisor with respect to your particular tax situation and the particular tax effects of any state, local, foreign or other tax laws and possible changes in the tax laws.
      The following discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may be relevant to a holder in light of such holder’s particular circumstances and only addresses holders who hold exchange notes as capital assets within the meaning of Section 1221 of the Code. Furthermore, this discussion does not address the U.S. federal income tax considerations applicable to holders subject to special rules, such as certain financial institutions, tax-exempt entities, real estate investment trusts, regulated investment companies, insurance companies, partnerships or other pass-through entities or investors in such entities, persons who have ceased to be U.S. citizens or to be taxed as resident aliens, persons subject to the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting, individual retirement accounts or tax-deferred accounts, dealers in securities or currencies, persons holding exchange notes in connection with a hedging or conversion transaction, a straddle or a constructive sale and holders whose functional currency is not the U.S. dollar. In addition, this discussion does not include any description of any alternative minimum tax consequences, or estate and gift tax consequences, or the tax laws of any state, local or foreign government that may be applicable to the exchange notes.
      As used in this prospectus, a “U.S. holder” means a beneficial owner of an exchange note who or that is, for U.S. federal income tax purposes:

•	an individual that is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or any of its political subdivisions;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if either (A) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more “U.S. persons” within the meaning of the Code have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect to be treated as a “U.S. person” within the meaning of the Code.
      As used in this prospectus, a “Non-U.S. holder” means a beneficial owner of an exchange note who is, for U.S. federal income tax purposes, not a U.S. holder.
      If a partnership, or other entity taxable as a partnership for U.S. federal income tax purposes, holds an exchange note, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Holders of exchange notes that are partnerships or who would hold the notes through a partnership or similar pass-through entity should consult their tax advisors regarding the U.S. federal income tax consequences to them of holding and disposing of the exchange notes.
      THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH REGARD TO THE U.S. FEDERAL TAX CONSEQUENCES TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX

CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.
Tax Considerations Applicable to U.S. Holders and Non-U.S. Holders

Exchange Of Notes for Exchange Notes
      The exchange of an initial note for an exchange note pursuant to the Registration Rights Agreement should not constitute a taxable exchange for U.S. federal income tax purposes. In such a case, a holder will not recognize any gain or loss upon the receipt of an exchange note pursuant to the Registration Rights Agreement and the holder’s initial basis in an exchange note should be the same as the adjusted basis of such holder in the initial note at the time of the exchange. The U.S. federal income tax consequences of holding and disposing of an exchange note generally should be the same as the U.S. federal income tax consequences of holding an disposing of an initial note.
U.S. Holders

Payments of Interest
      Interest on an exchange note generally will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s method of accounting for U.S. federal income tax purposes.

Sale, Exchange or Disposition of the Exchange Notes
      Upon the sale, exchange, retirement or other taxable disposition of an exchange note, a U.S. holder will generally recognize capital gain or loss in an amount equal to the difference between:

•	the amount of cash plus the fair market value of any property received (other than any amount received attributable to accrued but unpaid interest not previously included in income, which will be taxable as ordinary interest income); and

•	such U.S. holder’s adjusted tax basis in the exchange note.
      A U.S. holder’s tax basis in an exchange note will generally be the cost of such exchange note to the U.S. holder. Such gain or loss will be long term capital gain or loss if at the time of sale, exchange, retirement or other taxable disposition of the exchange note, the holder held the exchange note for more than one year. In the case of a non-corporate U.S. holder, any such long-term capital gain will be subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding
      In general, information reporting requirements will apply to certain payments of principal of, and interest on, an exchange note, and the proceeds of disposition (including a redemption) of an exchange note before maturity, to U.S. holders other than certain exempt recipients (generally, corporations and certain tax-exempt organizations are exempt recipients). In general, backup withholding at the then applicable rate (currently 28%) will be applicable to a U.S. holder that is not an exempt recipient if such holder:

•	fails to provide a correct taxpayer identification number (which, for an individual, would generally be his or her Social Security Number);

•	is notified by the IRS that it is subject to backup withholding because it has failed to report interest income in full;

•	fails to certify that the holder is exempt from withholding; or

•	otherwise fails to comply with applicable requirements of the backup withholding rules.
      Any amount withheld from payment to a holder under the backup withholding rules will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided the required information is timely furnished to the IRS. U.S. holders of exchange notes should consult their tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.
Non-U.S. Holders
      The rules governing U.S. federal income taxation of Non-U.S. holders are complex. Non-U.S. holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as any applicable treaties, with regard to an investment in the exchange notes, including any reporting requirements.

Payments of Interest
      Subject to the discussion below concerning backup withholding, payments of interest on the exchange notes by us or our paying agent to a Non-U.S. holder, that are not effectively connected with the conduct of a U.S. trade or business, will generally not be subject to U.S. withholding tax, if:

•	the Non-U.S. holder does not own directly or indirectly, actually or constructively, for U.S. federal income tax purposes, 10% or more of the total combined voting power of all classes of our voting stock;

•	the Non-U.S. holder is not, for U.S. federal income tax purposes, a “controlled foreign corporation” related, directly or indirectly, to us through stock ownership under applicable rules of the Code;

•	the Non-U.S. holder is not a bank receiving such payment “on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business (within the meaning of Section 881(c)(3)(A) of the Code); and

•	the certification requirement, as described below, has been fulfilled with respect to the beneficial owner.
      The certification requirement referred to above will be fulfilled if either (A) the Non-U.S. holder provides to us or our paying agent an IRS Form W-8BEN (or successor form), signed under penalties of perjury, that includes such holder’s name and address and a certification as to its Non-U.S. status, or (B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business holds the exchange note on behalf of the beneficial owner and provides a statement to us or our paying agent, signed under penalties of perjury, in which the organization, bank or financial institution certifies that it has received an IRS Form W-8BEN (or successor form) from the Non-U.S. holder or from another financial institution acting on behalf of such holder and furnishes us or our paying agent with a copy thereof and otherwise complies with the applicable IRS requirements. Other methods might be available to satisfy the certification requirements described above, depending on the circumstances applicable to the Non-U.S. holder.
      The gross amount of payments of interest that do not qualify for the exception from withholding described above (such exemption, the “portfolio interest exemption”) will be subject to U.S. federal withholding tax at a rate of 30% unless (A) the Non-U.S. holder provides a properly completed IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under an applicable treaty, or (B) such interest is effectively connected with the conduct of a U.S. trade or business by such Non-U.S. holder and such holder provides us with a properly completed IRS Form W-8ECI (or successor form).
      If a Non-U.S. holder is engaged in a trade or business in the United States and if interest on the exchange note or gain realized on the disposition of the exchange note is effectively connected with the conduct of such trade or business, the Non-U.S. holder generally will be subject to regular U.S. federal income tax on the interest or gain on a net basis in the same manner as if it were a U.S. holder, unless an applicable treaty provides otherwise. In addition, if the Non-U.S. holder is a foreign corporation, it may also be subject to a branch profits tax at a rate of 30% on its earnings and profits for the taxable year, subject to certain adjustments, unless reduced or eliminated by an applicable treaty. Even though such effectively connected income is subject to income tax, and may be subject to the branch profits tax, it will not be subject to withholding tax if the Non-U.S. holder satisfies the certification requirements described above.

Sale, Exchange or Disposition of the Exchange Notes
      Subject to the discussion below concerning backup withholding, a Non-U.S. holder of an exchange note generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other taxable disposition of such exchange note unless:

•	such holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition, and certain other conditions are met (in which case, the Non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources);

•	such gain represents accrued but unpaid interest not previously included in income, in which case the rules regarding interest would apply; or

•	such gain is effectively connected with the conduct by such Non-U.S. holder of a trade or business in the U.S. and, if required by an applicable treaty, is attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder (in which case, the Non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in much the same manner applicable to U.S. persons and, if the Non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply).
Information Reporting and Backup Withholding
      Unless certain exceptions apply, we must report annually to the IRS and to each Non-U.S. holder any interest paid to the Non-U.S. holder. Copies of these information returns may also be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-U.S. holder resides.
      Under current U.S. federal income tax law, backup withholding tax will not apply to payments of interest by us or our paying agent on a note if the certifications described above under “Non-U.S. Holders — Payments of Interest” are received, provided that we or our paying agent, as the case may be, do not have actual knowledge or reason to know that the payee is a U.S. person.
      Payments on the sale, exchange or other disposition of an exchange note made to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of payment of on the sale, exchange or other disposition of the exchange notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has in its records documentary evidence that the beneficial owner is not a U.S. person, and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if the broker has actual knowledge or reason to know that the payee is a U.S. person. Payments to or through the U.S. office of a broker will be subject to backup withholding and information reporting unless the holder certifies, under penalties of perjury, that it is not a U.S. person or otherwise establishes an exemption.
      The rules regarding withholding, backup withholding and information reporting for Non-U.S. holders are complex, may vary depending on a Non-U.S. holder’s particular situation, and are subject to change. In addition, special rules apply to certain types of Non-U.S. holders, including partnerships, trusts, and other entities treated as pass-through entities for U.S. federal income tax purposes. Non-U.S. holders should accordingly consult their own tax advisors as to the specific methods to use and forms to complete to satisfy these rules.

      Backup withholding is not an additional tax; any amounts withheld from a payment to a Non-U.S. holder under the backup withholding rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. Non-U.S. holders of exchange notes should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.
      The foregoing discussion is for general information only and is not tax advice. Accordingly, you should consult your tax advisor as to the particular tax consequences to you of purchasing, holding and disposing of the exchange notes, including the applicability and effect of any state, local, or non-U.S. tax laws and any tax treaty and any recent or prospective changes in any applicable tax laws or treaties.

PLAN OF DISTRIBUTION
      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. Buffets has agreed that, for a period of 180 days after the expiration date of the exchange offer, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until February 6, 2007 all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.
      Buffets will not receive any proceeds from any sale of exchange notes by broker-dealers. The exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      For a period of 180 days after the expiration date of the exchange offer, Buffets will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. Buffets has agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS
      Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the exchange notes and guarantees offered hereby. Faegre & Benson LLP will pass on certain legal matters of Minnesota law relating to the exchange notes offered hereby and relating to the guarantees by HomeTown Buffet, Inc., OCB Purchasing Co., Buffets Leasing Company, LLC, Hometown Leasing Company, LLC, OCB Leasing Company, LLC, OCB Restaurant Company, LLC, Tahoe Joe’s Leasing Company, LLC, Ryan’s Restaurant Leasing Company, LLC, Ryan’s Restaurant Management Group, LLC, Fire Mountain Leasing Company, LLC and Fire Mountain Management Group, LLC. McNair Law Firm, P.A., will pass on certain legal matters of South Carolina law relating to the guarantee by Ryan’s. Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented Caxton-Iseman Capital and its related parties from time to time.
EXPERTS
      The consolidated financial statements of Buffets Holdings as of June 28, 2006, and June 29, 2005, and for each of the years ended June 28, 2006, June 29, 2005, and June 30, 2004, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
      The consolidated financial statements of Ryan’s and subsidiaries as of December 28, 2005 and December 29, 2004, and for each of the years in the three-year period ended December 28, 2005, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the Commission a registration statement on Form S-4 to register the exchange notes. Upon the effectiveness of this registration statement on Form S-4, Buffets Holdings will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will be required to file reports and other information with the Commission. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and the exchange notes offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy any document we file with the Commission at the Commission’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Copies of these reports, proxy statements and information may be obtained at prescribed rates from the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the Commission maintains a web site that contains reports, proxy statements and other information regarding registrants, such as us, that file electronically with the Commission. The address of this web site is http://www.sec.gov.
      Anyone who receives a copy of this prospectus may obtain a copy of the indenture without charge by writing to Buffets Holdings, Inc. at 1460 Buffet Way, Eagan, Minnesota 55121, Attention: General Counsel.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Buffets Holdings, Inc.
Condensed Consolidated Balance Sheets (Unaudited) as of June 28, 2006 and September 20, 2006	F-2
Condensed Consolidated Statements of Operations (Unaudited) — 12 Weeks Ended September 21, 2005 and September 20, 2006	F-3
Condensed Consolidated Statements of Cash Flows (Unaudited) — 12 Weeks Ended September 21, 2005 and September 20, 2006	F-4
Notes to the Condensed Consolidated Financial Statements (Unaudited)	F-5
Report of Independent Registered Public Accounting Firm	F-24
Consolidated Balance Sheets as of June 29, 2005 and June 28, 2006	F-25
Consolidated Statements of Operations for the Year Ended June 30, 2004, for the Year Ended June 29, 2005 and for the Year Ended June 28, 2006	F-26
Consolidated Statements of Shareholders’ Equity (Deficit) for the Year Ended July 2, 2003, for the Year Ended June 30, 2004, for the Year Ended June 29, 2005 and for the Year Ended June 28, 2006	F-27
Consolidated Statements of Cash Flows for the Year Ended June 30, 2004, for the Year Ended June 29, 2005, and for the Year Ended June 28, 2006	F-28
Notes to Consolidated Financial Statements	F-29

Ryan’s Restaurant Group, Inc.
Consolidated Statements of Earnings (Unaudited) — Quarters Ended September 27, 2006 and September 28, 2005	F-61
Consolidated Statements of Earnings (Unaudited) — Nine Months Ended September 27, 2006 and September 28, 2005	F-62
Consolidated Balance Sheets — September 27, 2006 (Unaudited) and December 28, 2005	F-63
Consolidated Statements of Cash Flows (Unaudited) — Nine Months Ended September 27, 2006 and September 28, 2005	F-64
Consolidated Statement of Shareholders’ Equity (Unaudited) — Nine Months Ended September 27, 2006	F-65
Notes to Consolidated Financial Statements (Unaudited)	F-66
Report of Independent Registered Public Accounting Firm	F-71
Consolidated Statements of Earnings for the Years Ended December 28, 2005, December 29, 2004 and December 31, 2003	F-72
Consolidated Balance Sheets as of December 28, 2005 and December 29, 2004	F-73
Consolidated Statements of Cash Flows for the Years Ended December 28, 2005, December 29, 2004 and December 31, 2003	F-74
Notes to Consolidated Financial Statements	F-75

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 28,	September 20,
	2006	2006

	(Unaudited)
	(In thousands,
	except share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$20,219	$8,061
Receivables	4,879	4,485
Inventories	18,926	18,820
Prepaid expenses and other current assets	5,384	4,563
Deferred income taxes	10,324	10,324

Total current assets	59,732	46,253
PROPERTY AND EQUIPMENT, net	141,404	143,172
GOODWILL	312,163	312,163
DEFERRED INCOME TAXES	13,683	13,683
OTHER ASSETS, net	11,514	15,326

Total assets	$538,496	$530,597

LIABILITIES AND SHAREHOLDER’S DEFICIT
CURRENT LIABILITIES:
Accounts payable	$48,101	$43,315
Accrued liabilities	68,344	62,686
Income taxes payable	6,977	2,014
Current maturities of long-term debt	1,862	7,862

Total current liabilities	125,284	115,877
LONG-TERM DEBT, net of current maturities	460,652	463,934
DEFERRED LEASE OBLIGATIONS	28,356	28,435
OTHER LONG-TERM LIABILITIES	7,355	6,642

Total liabilities	621,647	614,888
SHAREHOLDER’S DEFICIT:
Preferred stock; $.01 par value, 1,100,000 shares authorized; none issued and outstanding as of June 28, 2006 and September 20, 2006	—	—
Common stock; $.01 par value, 3,600,000 shares authorized; 3,104,510 shares issued and outstanding as of June 28, 2006 and 3,104,510 as of September 20, 2006	31	31
Additional paid in capital	5	5
Accumulated deficit	(83,187)	(84,327)

Total shareholder’s deficit	(83,151)	(84,291)

Total liabilities and shareholder’s deficit	$538,496	$530,597

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve Weeks Ended

	September 21,	September 20,
	2005	2006

	(Unaudited)
	(In thousands)
RESTAURANT SALES	$226,738	$221,276
RESTAURANT COSTS:
Food	74,775	76,554
Labor	64,142	62,693
Direct and occupancy	53,099	53,486

Total restaurant costs	192,016	192,733
ADVERTISING EXPENSES	7,183	7,227
GENERAL AND ADMINISTRATIVE EXPENSES	10,046	9,728
CLOSED RESTAURANT COSTS	256	742
MERGER INTEGRATION COSTS	—	440

OPERATING INCOME	17,237	10,406
INTEREST EXPENSE	11,868	13,228
INTEREST INCOME	(82)	(28)
LOSS RELATED TO REFINANCING	647	243
OTHER INCOME	(197)	(202)

INCOME (LOSS) BEFORE INCOME TAXES	5,001	(2,835)
INCOME TAX EXPENSE (BENEFIT)	1,877	(1,695)

Net income (loss)	$3,124	$(1,140)

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Weeks Ended

	September 21,	September 20,
	2005	2006

	(Unaudited)
	(In thousands)
OPERATING ACTIVITIES:
Net income (loss)	$3,124	$(1,140)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	7,275	7,384
Amortization of debt issuance cost	353	413
Accretion of original issue discount	3,072	3,748
Loss on disposal of assets	24	249
Changes in assets and liabilities:
Receivables	(105)	394
Inventories	(11)	172
Prepaid expenses and other current assets	1,274	190
Accounts payable	(4,631)	(4,786)
Accrued and other liabilities	(4,303)	(6,335)
Income taxes payable	(323)	(4,963)

Net cash provided by (used in) operating activities	5,749	(4,674)

INVESTING ACTIVITIES:
Acquisitions, net of liabilities assumed	—	(3,468)
Purchase of property and equipment	(5,751)	(6,836)
Collections on notes receivable	183	697
Purchase of other assets	(438)	(3,411)

Net cash used in investing activities	(6,006)	(13,018)

FINANCING ACTIVITIES:
Repayment of debt	(504)	(466)
Proceeds from revolving credit facility	—	6,000

Net cash provided by (used in) financing activities	(504)	5,534

NET CHANGE IN CASH AND CASH EQUIVALENTS	(761)	(12,158)
CASH AND CASH EQUIVALENTS, beginning of period	20,662	20,219

CASH AND CASH EQUIVALENTS, end of period	$19,901	$8,061

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for —
Interest (net of capitalized interest of $73 and $77)	$14,088	$14,769

Income taxes	$2,199	$3,268

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.	Nature of Organization

Company Background
      Buffets Holdings, Inc., a Delaware corporation, was formed to acquire 100 percent of the common stock of Buffets, Inc. and its subsidiaries in a buyout from public shareholders on October 2, 2000 (the Acquisition). Buffets Holdings, Inc. and subsidiaries (Buffets Holdings) and Buffets, Inc. and subsidiaries are collectively referred to as “the Company” in these Notes to Consolidated Financial Statements. Buffets, Inc., a Minnesota corporation, is the principal operating subsidiary of Buffets Holdings.

Description of Business
      The Company owns and operates a chain of restaurants in the United States under the names of Old Country Buffeta, Country Buffeta, HomeTown Buffeta, Granny’s BuffetSM and Tahoe Joe’s Famous Steakhouses. The Company, operating principally in the family dining segment, owned and operated 340 restaurants (331 family buffet restaurants) and franchised eighteen restaurants as of September 20, 2006.
      On November 1, 2006, Buffets, Inc. and Ryan’s Restaurant Group, Inc., a South Carolina Corporation (“Ryan’s”) announced the completion of the previously announced merger of Buffets Southeast, Inc., a South Carolina corporation and wholly owned subsidiary of Buffets (“Merger Sub”), and Ryan’s in a cash transaction valued at approximately $835.9 million, including debt that was repaid at closing. Pursuant to the Merger Agreement, Merger Sub merged with and into Ryan’s, with Ryan’s remaining as the surviving corporation (the “Merger”). As a result of the Merger, Ryan’s became a wholly-owned subsidiary of Buffets, Inc. The combined company, called Buffets, Inc. and headquartered in Eagan, Minnesota, operates 672 restaurants in 42 states, principally under the Ryan’s®, Fire Mountain®, Old Country Buffet® and HomeTown Buffet® brands. Ryan’s operates as a separate division of Buffets and continues to be based in Greer, South Carolina. Refer to Note 11 Subsequent Events for further discussion of the merger transaction with Ryan’s.

Interim Financial Information
      In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all necessary adjustments, which are of a normal recurring nature, to present fairly the Company’s financial position and the results of its operations and cash flows for the periods presented, in conformity with accounting principles generally accepted in the United States of America and with the regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures, normally included in accordance with accounting principles generally accepted in the United States of America, have been condensed or omitted pursuant to SEC rules and regulations. Operating results for the twelve weeks ended September 20, 2006 are not necessarily indicative of results that may be achieved for the fiscal year ending June 27, 2007. Historical results will not be indicative of future results due to the consummation of the merger transaction with Ryan’s.
      The balance sheet as of June 28, 2006 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.
      These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the related notes contained in the Company’s Form 10-K filed with the Securities and Exchange Commission on September 20, 2006 and with Management’s Discussion and Analysis of Financial Condition and Results of Operations appearing on pages 22 through 31 of this report.

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Principles of Consolidation
      The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Fiscal Year
      The Company’s fiscal year is comprised of 52 or 53 weeks divided into four fiscal quarters of twelve, twelve, sixteen, and twelve or thirteen weeks, respectively.

2.	Recent Accounting Pronouncements
      On July 13, 2006, FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, which is the beginning of the Company’s fiscal year 2008. The Company is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition.

3.	Stock-Based Compensation
      On June 29, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123(R)”), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options, based on estimated fair value on the grant date. SFAS 123(R) supersedes Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”).
      SFAS 123(R) requires public entities to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. A nonpublic entity, likewise, will measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of those instruments, except in certain circumstances. Specifically, if it is not possible to reasonably estimate the fair value of equity share options and similar instruments because it is not practicable to estimate the expected volatility of the entity’s share price, a nonpublic entity is required to measure its awards of equity share options and similar instruments based on a value calculated using the historical volatility of an appropriate industry sector index instead of the expected volatility of its share price (“Calculated Value”).
      The Company is a nonpublic entity, as defined by SFAS 123(R), and the Company is unable to reasonably estimate the fair value of its equity awards and similar instruments because it is not practicable for the Company to estimate the expected volatility of its share price. Therefore, the Company calculates volatility using the historical volatility of publicly traded companies within the family dining segment of the restaurant industry in order to determine the Calculated Value of our equity awards.
      In the case of liability instruments, as opposed to share-based payment awards, a nonpublic entity may elect to measure its liability awards at their fair value or intrinsic value (the difference between the strike price and the market price). The value of liability awards are remeasured subsequently at each reporting date through the settlement date. Changes in value during the requisite service period are recognized as compensation cost over that period. The Company has elected to use intrinsic value to measure its liability awards.

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
      The value of the portion of a share-based payment award or a liabililty award that is ultimately expected to vest is recognized as expense over the requisite service period. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ materially from those estimates. In the Company’s pro forma disclosures required under SFAS 123 for the periods prior to fiscal 2007, the Company accounted for forfeitures as they occurred.
      For purposes of determining the Calculated Value of share-based payment awards on the date of grant under SFAS 123(R), the Company uses the Black-Scholes option-pricing model (“Black-Scholes Model”). The Black-Scholes Model requires the input of certain assumptions that involve judgment. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimates, the available option pricing models may not provide a reliable single measure of the fair value of the Company’s employee stock options. Management will continue to assess the assumptions and methodologies used to calculate estimated fair value of share-based compensation. Circumstances may change and additional data may become available over time, which could result in changes to these assumptions and methodologies, and thereby materially impact the Company’s fair value determination.
      As a nonpublic entity, the Company used the minimum value method in calculating its pro forma disclosures required under SFAS 123 for the periods prior to fiscal 2007. As such, the Company was required to adopt SFAS 123(R) using the prospective transition method. Under this method of adoption, the requirements of SFAS 123(R) apply prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date, which was June 29, 2006, the first day of fiscal year 2007. The Company is required to continue to account for any portion of awards outstanding as of this date using the accounting principles originally applied to those awards. As such, the Company will continue to account for those awards outstanding as of the adoption date using the intrinsic value method pursuant to the requirements of APB 25. Subsequent grants and existing awards that are modified, repurchased, or cancelled after the adoption date will be accounted for pursuant to the requirements of SFAS 123(R).
      For awards outstanding at the date of adoption, under the intrinsic value method pursuant to APB 25, no share-based compensation expense has been recognized in the Company’s condensed consolidated statements of operations because the exercise price of the Company’s share-based awards granted equaled the estimated fair market value of the underlying stock at the date of grant. The adoption of this statement and the application of its requirements to new awards and towards modified, repurchased, or cancelled after the required effective date had no impact on the Company’s condensed consolidated financial statements. The Company’s condensed consolidated financial statements for prior periods have not been restated to reflect the impact of SFAS 123(R), as restatement is prohibited under the prospective transition method.

Equity Participation Plan
      In October 2000, Buffets Holdings adopted an Equity Participation Plan, a non-qualified stock option plan under which up to 113,750 shares of common stock are reserved for issuance to certain employees (the “Equity Participation Plan”). The option exercise price for each option granted under the Equity Participation Plan, as determined at the date of grant, is based on the four full fiscal quarters immediately preceding the date of the award using the amount by which the sum of 4.5 times earnings before interest, taxes, depreciation and amortization, as defined in the Credit Facility (as this term is defined in Note 6), and the proceeds payable to the Company upon the exercise of the options, exceeds the consolidated indebtedness of the Company as of the date of the award. Options are fully vested upon issuance and generally expire 15 years from the date of the grant or at an earlier date, as determined by the Board of Directors. However,

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
the options are subject to a performance condition and only exercisable in the event of a liquidity event, as defined in the Stockholders’ Agreement. The Company reserves the right to pay the plan participant the appreciated value of the shares rather than actually issue equity.
      The Company classifies the awards under the Equity Participation Plan as equity awards, and as such, the Company estimates the fair value of the share-based payment awards on the date of grant using an option-pricing model for new awards and existing awards that are modified, repurchased, or cancelled after June 29, 2006. Awards granted prior to that date that have not been modified, repurchased, or cancelled subsequent to that date are accounted for using the intrinsic value method pursuant to APB 25. As of September 20, 2006, the Company does not believe it is probable the performance condition contained in the terms of the options will be satisfied; therefore, the Company has not reclassified these awards as liability awards. The Company recognized no compensation expense related to the options for the first quarter of fiscal 2007.
      The Company issued no options and there were no options exercised during the first quarter of fiscal 2007. The Company has 76,948 fully vested options outstanding and no options are exercisable since exercise is conditional on a liquidity event and the likelihood of such an event is deemed to be remote as of September 20, 2006.

Cash and Phantom Incentive Unit Award Agreements
      On December 13, 2005, the Company entered into Cash and Phantom Incentive Unit Award Agreements (the “Award Agreements”) with certain executive and non-executive management employees of the Company (collectively, the “Management Employees”).
      Pursuant to each award agreement, if a Realization Event (as defined in the Award Agreement) occurred on or prior to July 31, 2006, each of the Management Employees would have been entitled to a cash award. Because a Realization Event did not occur on or prior to July 31, 2006, the Company granted 107,425 phantom stock units to the Management Employees on such date and the Management Employees are no longer entitled to the cash bonuses described above.
      Each phantom stock unit represents a single share of the Company’s common stock and the value of each phantom stock unit is generally related to the value of a single share of common stock. The phantom stock units vest ratably over a five-year period, beginning on December 13, 2006, unless the Management Employee’s employment with the Company ceases for any reason, but will not be paid until and unless (1) a Realization Event occurs after July 31, 2006, (2) the Company conducts an initial public offering of its capital stock or (3) under certain circumstances, upon termination of the Management Employee’s employment. The phantom stock units may be settled in cash, common stock or any combination of cash and common stock, at the sole discretion of the Company’s Board of Directors.
      Subsequent to July 31, 2006, upon termination of any Management Employee’s employment for any reason other than death or disability, any unvested phantom stock units held by such Management Employee are forfeited and the Company has the right, at its election and in its sole discretion, to repurchase from such executive any phantom stock units that have vested as of the date of the termination of his employment. Pursuant to the terms of the award agreements, each of the Management Employees has agreed not to compete with the Company or solicit any employee of the Company or its affiliates during the term of employment and for two years thereafter.
      The Company classifies awards under the Cash and Phantom Incentive Unit Award Agreements as liability awards, and as such, the Company estimates the intrinsic value of such awards each reporting period until settlement. Compensation expense is determined by the change in the intrinsic value at each reporting date. As of September 20, 2006, the Company does not believe it is probable the performance condition

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
contained in the terms of the awards will be satisfied. Given that none of the awards were vested in the first quarter of fiscal 2007, and given the awards had no intrinsic value, the Company has not recognized any related compensation expense related to the awards for the quarter.
      The Company issued 107,425 awards during the first quarter of fiscal year 2007. The Company has no fully vested awards outstanding or exercisable since exercise is conditioned upon of the occurrence of a Realization Event and the likelihood of such an event is deemed to be remote as of September 20, 2006.

Cash Appreciation Plan
      In October 2000, Buffets Holdings adopted a Cash Appreciation Plan (the “Cash Appreciation Plan”), which is a cash based incentive arrangement to maintain and enhance the performance and profitability of the Company, under which up to 48,750 cash appreciation units (the “units”) are reserved for issuance to certain employees that are not included in the Equity Participation Plan. The value of the units is determined under a formula, which is tied to the Company’s profitability, and the units do not represent any stock or equity interest in the Company. When the grantee of an award exercises their units, such grantee will receive a cash payment in an amount equal to the amount by which such units have appreciated from the date of grant to the date of exercise. The unit exercise price for each unit, which is determined at the date of grant and used to calculate the appreciation of the unit, is based on the four full fiscal quarters immediately preceding the date of the award using the amount by which the sum of 4.5 times earnings before interest, taxes, depreciation and amortization, as defined in the Credit Facility, and the proceeds payable to the Company upon the exercise of the options, exceeds the consolidated indebtedness of the Company as of the date of the award.
      Units issued to restaurant managers, other than General Managers, vest ratably over a five-year period and generally expire 15 years from the date of the grant or at an earlier date, as determined by the Board of Directors.
      Units issued to all other employees are fully vested upon issuance and generally expire 15 years from the date of the grant or at an earlier date, as determined by the Board of Directors. However, payment in respect of the units is conditioned upon the occurrence of a liquidity event, as defined in the Stockholders’ Agreement dated September 29, 2000.
      The Company classifies the awards under the Cash Appreciation Plan as liability awards, and as such, the Company estimates the intrinsic value of the awards each reporting period until settlement. Compensation expense is determined by the change in the intrinsic value at each reporting date. As of September 20, 2006, there was no intrinsic value to units granted to either group of employees, therefore, the Company has not recognized any compensation expense related to restaurant manager units for the quarter.
      During the first quarter of fiscal year 2007 the Company issued no units under the Cash Appreciation Plan. There were no awards exercised during the quarter by either group of employees. As of the period ended September 20, 2006, there were 2,917 fully vested and 4,200 exercisable units held by restaurant managers and 27,752 fully vested units held by non-restaurant managers, of which none are exercisable since exercise is conditioned upon occurrence of a liquidity event, and the likelihood of such an event is deemed to be remote as of September 20, 2006.

4.	Other Assets
      Other assets consist principally of debt issuance costs, notes receivable and other intangibles net of accumulated amortization of $4.0 million and $4.4 million as of June 28, 2006 and September 20, 2006, respectively. Debt issuance costs are the capitalized costs incurred in conjunction with amending Buffets, Inc.’s senior credit agreement, issuing Buffets, Inc.’s senior subordinated notes and issuing Buffets Holdings’

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
senior discount notes. Debt issuance costs are being amortized over the terms of the financing arrangements using the effective interest method. Other intangibles include trademarks, franchise fees and liquor licenses. Trademarks and franchise fees are fully amortized as of September 20, 2006. Liquor licenses are not amortized, as they have indefinite lives. Notes receivable principally arose from the sale of certain restaurant facilities. Long-term and short-term notes receivable collectively totaled $0.8 million as of June 28, 2006 and $0.1 million as of September 20, 2006. The notes receivable have due dates between 2006 and 2008.
      The gross carrying amount and accumulated amortization of each major intangible asset class was as follows (in thousands):

	Franchise Fees		Trademarks		Liquor Licenses		Total

	Gross		Gross		Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization	Amount	Amortization	Amount	Amortization

BALANCE, June 28, 2006	$69	$(69)	$34	$(34)	$345	$(25)	$448	$(128)
FY 2007 Activity:
Additions	—	—	—	—	48	—	48	—
Amortization	—	—	—	—	—	—	—	—

BALANCE, September 20, 2006	$69	$(69)	$34	$(34)	$393	$(25)	$496	$(128)

5.	Accrued Liabilities
      Accrued liabilities consisted of the following (in thousands):

	June 28,	September 20,
	2006	2006

Accrued compensation	$17,634	$16,036
Accrued workers’ compensation	12,520	12,126
Accrued interest	13,552	7,926
Accrued insurance	8,178	8,402
Accrued sales, use and property taxes	6,348	8,713
Unearned revenue	3,998	3,475
Closed restaurant reserve	1,685	1,184
Accrued other	4,429	4,824

	$68,344	$62,686

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

6.	Long-Term Debt
      As of September 20, 2006, long-term debt outstanding was as follows (in thousands):
Buffets, Inc.

Credit Facility:
Revolving credit facility, interest at LIBOR plus 3.25%, due September 29, 2006 (interest rate at 8.58% as of September 20, 2006)	$6,000
Term loan, interest at LIBOR plus 3.50%, due quarterly through June 28, 2009 (interest rate at 8.99% as of September 20, 2006)	181,587

Total Credit Facility	187,587
Senior subordinated notes, interest at 11.25%, due July 15, 2010, net of discount of $3,990	180,675

Total long-term debt at Buffets, Inc.	368,262
Buffets Holdings, Inc.

Senior discount notes, interest at 13.875%, due December 15, 2010, net of discount of $28,466	103,534

Grand total long-term debt	471,796
Less — Current maturities	7,862

$463,934

      See Note 11 Subsequent Events for additional information regarding the refinancing of the Company’s long-term debt in conjunction with the merger with Ryan’s.

Credit Facility
      Effective September 13, 2006, Buffets Holdings entered into Amendment No. 2, dated as of September 13, 2006 (the “Amendment”), to the Amended and Restated Credit Agreement, dated as of February 20, 2004 (the “Credit Facility”), among Buffets, Inc., Buffets Holdings, the Lenders from time to time party thereto and Credit Suisse (formerly known as Credit Suisse First Boston), as administrative agent and collateral agent, as amended by Amendment No. 1, dated as of April 6, 2005. The Amendment relaxes the interest coverage ratios and adjusts the maximum leverage ratios of the Credit Facility with which Buffets, Inc. is required to comply.
      The Credit Facility provides for total borrowings of up to $310.0 million, including (i) a $230.0 million term loan, (ii) a $30.0 million revolving credit facility, (iii) a $20.0 million letter of credit facility, and (iv) a $30.0 million synthetic letter of credit facility. The terms of the Credit Facility permit Buffets, Inc. to borrow, subject to availability and certain conditions, incremental term loans or to issue additional notes in an aggregate amount up to $25.0 million. The borrowings under the term loan facility bear interest, at Buffets, Inc.’s option, at either adjusted LIBOR plus 3.50% or at an alternate base rate plus 2.50%, subject to a leverage-based pricing grid. The alternate base rate is the greater of Credit Suisse First Boston’s prime rate, or the federal funds effective rate plus 1/2%. The term loan and the synthetic letter of credit facility mature on June 28, 2009, while the revolving facility and the letter of credit facilities mature on June 28, 2007. The borrowings due under the term loan are payable in equal quarterly installments in an annual amount equal to 1% of the term loan during each of the first four and a half years of the loan, with the remaining balance payable due in equal quarterly installments during the last year of the loan. The Credit Facility is fully and

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
unconditionally guaranteed by Buffets Holdings, which has no independent assets or operations, and is secured by substantially all of the Company’s assets. Borrowing availability under the Credit Facility depends upon our continued compliance with certain covenants and financial ratios including leverage, interest coverage and fixed charge coverage as specifically defined in the Credit Facility and its amendments. Buffets, Inc. was in compliance with all financial ratio covenants of the amended Credit Facility as of September 20, 2006. However, as set forth in Amendment No. 2, the financial ratio covenant requirements increase over time.
      As of September 20, 2006, Buffets, Inc. had $38.7 million in outstanding letters of credit, which expire through November 15, 2007. As of September 20, 2006, the total borrowing availability was $35.3 million, which is comprised of a revolving credit facility of $24.0 million and letter of credit facilities of $11.3 million.
      See Note 11 Subsequent Events for additional information regarding the refinancing of the Company’s Credit Facility in conjunction with the merger with Ryan’s.

11 1/4% Senior Subordinated Notes
      On June 28, 2002, Buffets, Inc. issued 11 1/4% senior subordinated notes in the principal amount of $230 million due July 15, 2010. These notes were issued at 96.181% of par, resulting in an effective yield of 12% to the initial principal amount. Interest is payable semi-annually on January 15 and July 15 of each year through July 15, 2010. Accretion of the original issue discount was approximately $0.2 million during the first twelve weeks of fiscal years 2006 and 2007, respectively, and is included in interest expense in the accompanying consolidated statements of operations. Beginning on July 15, 2006, Buffets, Inc. was entitled to redeem some or all of the notes, at certain specified prices, at any time. The redemption price during the first twelve-month period following July 15, 2006 is 105.625%. The redemption price declines by 1.875% per year until July 15, 2009, at which point there is no redemption price premium. In the event of a change in control, as defined in the indenture governing those notes, the holders of the notes may require the Company to repurchase the notes at a purchase price of 101% of the outstanding principal amount plus accrued and unpaid interest.
      See Note 11 Subsequent Events for additional information regarding the refinancing of the Buffets, Inc.’s 11 1/4% senior subordinated notes in conjunction with the merger with Ryan’s.

13 7/8% Senior Discount Notes
      On May 18, 2004, Buffets Holdings issued $132.0 million aggregate principal amount at maturity of 13 7/8% senior discount notes due December 31, 2010. These notes were issued at a discount to their aggregate principal amount at maturity. Prior to July 31, 2008, interest accrues on Buffets Holdings’ 13 7/8% senior discount notes in the form of an increase in the accreted value of those notes. The accreted value of the notes increases until July 31, 2008 at a rate of 13 7/8% per annum. After this date, cash interest on the notes will accrue and be payable on January 31 and July 31 of each year at a rate of 13 7/8% per annum. Accretion of the discount was approximately $2.9 million and $3.5 million during the first twelve weeks of fiscal years 2006 and 2007, respectively, and is included in interest expense in the accompanying consolidated statements of operations. If Buffets Holdings fails to meet certain leverage ratio tests on or about July 31, 2006 or July 31, 2008, additional interest will accrue on the notes from that date at a rate of 1% per annum, up to a maximum of 2% per annum. As of July 31, 2006, Buffets Holdings did not meet the leverage ratio test. Therefore, additional interest is accruing from July 31, 2006 on our senior discount notes at a rate of 1% per annum.

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
      See Note 11 Subsequent Events for additional information regarding the refinancing of the Company’s 13 7/8% senior discount notes in conjunction with the merger with Ryan’s.

7.	Acquisition
      On August 1, 2006, the Company’s subsidiary, OCB Restaurant Company, LLC, acquired certain assets and liabilities of North’s Restaurants, Inc. (“North’s”), primarily comprised of five buffet restaurants in California and Oregon. The purchase price was $3.3 million. In addition, we incurred $0.2 million of transaction costs. The acquisition was accounted for as a purchase business combination in accordance with Statement of Financial Accounting Standards (SFAS) No. 141 “Business Combinations.” No goodwill was recorded as a result of the purchase price allocation. The results of North’s subsequent to August 1, 2006, are included in our results of operations for the three months ended September 20, 2006.

8.	Related-Party Transactions
      In October 2000, the Company entered into a management agreement with Caxton-Iseman Capital, Inc. (“Caxton-Iseman”) a majority shareholder of Buffets Restaurants Holdings holding approximately 80.6% of the outstanding common stock, under which Caxton-Iseman provides various advisory services to the Company in exchange for an annual advisory fee equal to 2% of the Company’s annual consolidated earnings before interest, taxes, depreciation and amortization. Caxton-Iseman receives an additional fee for advisory services relating to particular financial transactions equal to 1% of the transaction value.
      On November 1, 2006, Buffets, Inc. entered into the Second Amended and Restated Management and Fee Agreement (the “Management Agreement”) with Caxton-Iseman. In accordance with the terms of the Management Agreement, upon the request of Buffets, Inc., Caxton-Iseman is to provide certain acquisition and financial advisory services to Buffets, Inc.
      In consideration for the services to be provided by Caxton-Iseman, Buffets, Inc. agreed to pay Caxton-Iseman (i) an annual fee equal to 2% of Buffets, Inc.’s EBITDA (as defined in the Management Agreement), (ii) a transaction fee, payable upon the completion of the sale of Buffets, of 2% of the sale price, (iii) a transaction fee, payable upon the completion of the sale of Buffets, of 1% of the sale price, and (iv) a transaction fee, payable upon the completion by Buffets of any other divestitures, of 1% of the sale price. The annual fee payable in any year may not exceed the amounts permitted under the Company’s debt agreements and Caxton-Iseman is obligated to return any portion of the annual fee that has been prepaid if an event of default has occurred and is continuing under the Company’s debt agreements. In connection with the Company’s merger transaction with Ryan’s, Caxton-Iseman will receive a fee of $16.8 million.
      The Company entered a management agreement with Sentinel Capital Partners, L.L.C. a minority shareholder of Buffets Restaurants Holdings holding approximately 7.1% of the outstanding common stock, under which Sentinel Capital Partners, L.L.C. provides various advisory services to the Company for an annual advisory fee of $200,000. In connection with the Company’s merger transaction with Ryan’s, Sentinel Capital Partners, L.L.C. received a fee of $0.5 million.
      Roe H. Hatlen, a founder of Buffets, Inc. and a current member on the Boards of Directors of Buffets, Inc. and Buffets Holdings, entered into an advisory arrangement with Buffets Holdings on September 28, 2000 (the “Advisory Agreement”), that had an original term expiring in December 2005. On December 13, 2005, the Advisory Agreement was amended to extend the term through June 30, 2006 at an annualized rate of compensation of $200,000. The Advisory Agreement was further amended in July 2006 to extend the term through December 31, 2006 at the same annualized rate of compensation. In addition, Mr. Hatlen is entitled to (1) the use of certain company-provided facilities during the term of the agreement, (2) business expense (including auto expense) reimbursement arrangements during the term of the agreement, and (3) health,

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
welfare, disability and life insurance benefits, on the same basis provided to senior executives of Buffets, Inc. until December 31, 2010. All costs are recognized as incurred in general and administrative expenses in the consolidated statement of operations. Mr. Hatlen holds approximately 6.3% of the outstanding common stock of Buffets Restaurants Holdings, the parent company of Buffets Holdings. In connection with the Company’s merger transaction with Ryan’s, Mr. Hatlen received a fee of $0.5 million.

9.	Litigation
      On November 12, 2004, two former restaurant managers of our wholly-owned subsidiary, HomeTown Buffet, Inc., individually and on behalf of all others similarly situated, filed a class action lawsuit against HomeTown Buffet in California Superior Court in San Francisco County. The lawsuit alleges that HomeTown Buffet violated California wage and hour laws by failing to pay all of its California managers and assistant managers overtime, and for making deductions from bonus compensation based on the company’s workers’ compensation costs. In March 2006, the plaintiffs amended the complaint in the lawsuit to add OCB Restaurant Company, LLC as a defendant, and to limit the claims to those managers below the level of restaurant General Manager. In April 2006, the defendants removed the lawsuit to the United States District Court for the Northern District of California. The plaintiffs seek compensatory damages, penalties, restitution of unpaid overtime and deductions, pre-judgment interest, costs of suit and reasonable attorneys’ fees. The complaint does not make a specific monetary demand. This action is in a preliminary stage, and we are currently not able to predict the outcome of this action or reasonably estimate a range of possible loss. We are vigorously defending this action.
      We are also involved in various legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of those matters will not have a material adverse effect on our consolidated financial position or the results of operations.

10.	Condensed Consolidating Financial Statements
      The following unaudited condensed consolidating financial statements are presented pursuant to Rule 3-10 of Regulation S-X. Buffets, Inc. is an issuer (the “Subsidiary Issuer”) of 11 1/4% senior subordinated notes that are fully and unconditionally guaranteed by its parent, Buffets Holdings (the “Parent”), as well as each of its subsidiaries including HomeTown Buffets, Inc., OCB Restaurant Co., OCB Purchasing Co., Restaurant Innovations, Inc., Distinctive Dining, Inc., Tahoe Joe’s, Inc., Buffets Leasing Company, LLC, HomeTown Leasing Company, LLC, OCB Leasing Company, LLC, and Tahoe Joe’s Leasing Company, LLC (collectively, the “Subsidiary Guarantors”). All guarantees are joint and several and Buffets, Inc. and the subsidiary guarantors are 100% owned by the Buffets Holdings.
      There are certain restrictions on the ability of the Company to obtain funds from its subsidiaries. Pursuant to the terms of the Company’s debt agreements, the Company and its subsidiaries have restrictions on their ability to make certain payments. The types of payments that are restricted include dividends or other equity distributions to equity holders, payments to repurchase the Company’s capital stock, repayment of subordinated debt prior to scheduled repayment or maturity and certain investments (collectively referred to as “Restricted Payments”). The restrictions do not allow the Company and its subsidiaries, directly or indirectly, to make a Restricted Payment if at the time the Company or a subsidiary makes such Restricted Payment: (1) a default has occurred and is continuing, (2) certain debt covenant ratios of the Company exceed a specified threshold or Buffets, Inc. is restricted from incurring additional indebtedness, or (3) the aggregate amount of such Restricted Payment and all other Restricted Payments exceeds certain thresholds.

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Condensed Consolidating Balance Sheet
As of June 28, 2006

		Subsidiary	Subsidiary
	Parent	Issuer	Guarantors	Eliminations	Consolidated

	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$37	$14,068	$6,114	$—	$20,219
Receivables	1,777	485	278,857	(276,240)	4,879
Inventories	—	845	18,081	—	18,926
Prepaid expenses and other current assets	3	4,772	609	—	5,384
Deferred income taxes	64	8,774	1,486	—	10,324

Total current assets	1,881	28,944	305,147	(276,240)	59,732
PROPERTY AND EQUIPMENT, net	—	5,307	136,097	—	141,404
GOODWILL, net	—	18,730	293,433	—	312,163
DEFERRED INCOME TAXES	6,140	7,543	—	—	13,683
OTHER ASSETS, net	2,203	141,401	5,212	(137,302)	11,514

Total assets	$10,224	$201,925	$739,889	$(413,542)	$538,496

LIABILITIES AND SHAREHOLDER’S EQUITY(DEFICIT)
CURRENT LIABILITIES:
Accounts payable	—	325,540	2,788	(280,227)	48,101
Accrued liabilities	—	44,013	24,331	—	68,344
Income taxes payable	(36)	7,013	—	—	6,977
Current maturities of long-term debt	—	112	1,750	—	1,862

Total current liabilities	(36)	376,678	28,869	(280,227)	125,284
LONG-TERM DEBT, net of current maturities	99,991	21,640	339,021	—	460,652
DEFERRED LEASE OBLIGATIONS	—	1,948	26,408	—	28,356
OTHER LONG-TERM LIABILITIES	—	3,024	4,331	—	7,355

Total liabilities	99,955	403,290	398,629	(280,227)	621,647

COMMITMENTS AND CONTINGENCIES SHAREHOLDER’S EQUITY (DEFICIT)
Common stock	31	—	—	—	31
Additional paid in capital	5	82,311	199,244	(281,555)	5
Retained earnings (accumulated deficit)	(89,767)	(283,676)	142,016	148,240	(83,187)

Total shareholder’s equity (deficit)	(89,731)	(201,365)	341,260	(133,315)	(83,151)

Total liabilities and shareholder’s equity (deficit)	$10,224	$201,925	$739,889	$(413,542)	$538,496

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Condensed Consolidating Balance Sheet
As of September 20, 2006

		Subsidiary	Subsidiary
	Parent	Issuer	Guarantors	Eliminations	Consolidated

	(Unaudited)
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$37	$4,560	$3,464	$—	$8,061
Receivables	1,777	2,431	283,865	(283,588)	4,485
Inventories	—	844	17,976	—	18,820
Prepaid expenses and other current assets	2	2,880	1,681	—	4,563
Deferred income taxes	64	10,260	—	—	10,324

Total current assets	1,880	20,975	306,986	(283,588)	46,253
PROPERTY AND EQUIPMENT, net	—	4,746	138,426	—	143,172
GOODWILL, net	—	18,730	293,433	—	312,163
DEFERRED INCOME TAXES	6,140	7,543	—	—	13,683
OTHER ASSETS, net	2,109	143,978	6,541	(137,302)	15,326

Total assets	$10,129	$195,972	$745,386	$(420,890)	$530,597

LIABILITIES AND SHAREHOLDER’S EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	—	327,829	3,213	(287,727)	43,315
Accrued liabilities	—	38,142	24,544	—	62,686
Income taxes payable	(2,032)	4,046	—	—	2,014
Current maturities of long-term debt	—	472	7,390	—	7,862

Total current liabilities	(2,032)	370,489	35,147	(287,727)	115,877
LONG-TERM DEBT, net of current maturities	103,534	21,624	338,776	—	463,934
DEFERRED LEASE OBLIGATIONS	—	2,038	26,397	—	28,435
OTHER LONG-TERM LIABILITIES	—	2,976	3,666	—	6,642

Total liabilities	101,502	397,127	403,986	(287,727)	614,888

COMMITMENTS AND CONTINGENCIES SHAREHOLDER’S EQUITY (DEFICIT)
Common stock	31	—	—	—	31
Additional paid in capital	5	82,311	199,244	(281,555)	5
Retained earnings (accumulated deficit)	(91,409)	(283,466)	142,156	148,392	(84,327)

Total shareholder’s equity (deficit)	(91,373)	(201,155)	341,400	(133,163)	(84,291)

Total liabilities and shareholder’s equity (deficit)	$10,129	$195,972	$745,386	$(420,890)	$530,597

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Condensed Consolidating Statement of Operations
For the Twelve Weeks Ended September 21, 2005

		Subsidiary	Subsidiary
	Parent	Issuer	Guarantors	Eliminations	Consolidated

	(In thousands)
RESTAURANT SALES	$—	$10,531	$216,207	$—	$226,738
RESTAURANT COSTS:
Food	—	3,744	71,031	—	74,775
Labor	—	3,100	61,042	—	64,142
Direct and occupancy	—	1,501	51,598	—	53,099

Total restaurant costs	—	8,345	183,671	—	192,016
ADVERTISING EXPENSES	—	334	6,849	—	7,183
GENERAL AND ADMINISTRATIVE EXPENSES	1	467	9,578	—	10,046
CLOSED RESTAURANT COSTS	—	—	256	—	256

OPERATING INCOME (LOSS)	(1)	1,385	15,853	—	17,237
INTEREST EXPENSE	2,979	533	8,356	—	11,868
INTEREST INCOME	—	(82)	—	—	(82)
LOSS RELATED TO REFINANCING	—	647	—	—	647
OTHER INCOME	—	(197)	—	—	(197)

INCOME (LOSS) BEFORE INCOME TAXES	(2,980)	484	7,497	—	5,001
INCOME TAX EXPENSE (BENEFIT)	(579)	149	2,307	—	1,877

Net income (loss)	$(2,401)	$335	$5,190	$—	$3,124

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Condensed Consolidating Statement of Operations
For the Twelve Weeks Ended September 20, 2006

		Subsidiary	Subsidiary
	Parent	Issuer	Guarantors	Eliminations	Consolidated

	(Unaudited)
	(In thousands)
RESTAURANT SALES	$—	$10,493	$210,783	$—	$221,276
RESTAURANT COSTS:
Food	—	3,761	72,793	—	76,554
Labor	—	3,074	59,619	—	62,693
Direct and occupancy	—	1,491	51,995	—	53,486

Total restaurant costs	—	8,326	184,407	—	192,733
ADVERTISING EXPENSES	—	343	6,884	—	7,227
GENERAL AND ADMINISTRATIVE EXPENSES	1	461	9,266	—	9,728
CLOSED RESTAURANT COSTS	—	—	742	—	742
MERGER INTEGRATION COSTS	—	440	—	—	440

OPERATING INCOME (LOSS)	(1)	923	9,484	—	10,406
INTEREST EXPENSE	3,637	575	9,016	—	13,228
INTEREST INCOME	—	(28)	—	—	(28)
LOSS RELATED TO REFINANCING	—	243	—	—	243
OTHER INCOME	—	(202)	—	—	(202)

INCOME (LOSS) BEFORE INCOME TAXES	(3,638)	335	468	—	(2,835)
INCOME TAX EXPENSE (BENEFIT)	(1,996)	126	175	—	(1,695)

Net income (loss)	$(1,642)	$209	$293	$—	$(1,140)

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Condensed Consolidating Statement of Cash Flows
For the Twelve Weeks Ended September 21, 2005

		Subsidiary	Subsidiary
	Parent	Issuer	Guarantors	Eliminations	Consolidated

	(In thousands)
OPERATING ACTIVITIES:
Net income (loss)	$(2,401)	$335	$5,190	$—	$3,124
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	649	6,626	—	7,275
Amortization of debt issuance costs	82	16	255	—	353
Accretion of original issue discount	2,896	11	165	—	3,072
Loss on disposal of assets	—	—	24	—	24
Changes in assets and liabilities:
Receivables	—	20,432	(20,385)	(152)	(105)
Inventories	—	(4)	(7)	—	(11)
Prepaid expenses and other current assets	2	2,547	(1,275)	—	1,274
Accounts payable	—	(4,597)	(34)	—	(4,631)
Accrued and other liabilities	—	(4,893)	590	—	(4,303)
Income taxes payable/refundable	(579)	256	—	—	(323)

Net cash provided by (used in) operating activities	—	14,752	(8,851)	(152)	5,749

INVESTING ACTIVITIES:
Purchase of property and equipment	—	(339)	(5,412)	—	(5,751)
Collection of notes receivable	—	183	—	—	183
Corporate cash advances (payments)	—	(12,308)	12,156	152	—
Proceeds from sale (purchase) of other assets	—	(183)	(255)	—	(438)

Net cash provided by (used in) investing activities	—	(12,647)	6,489	152	(6,006)

FINANCING ACTIVITIES:
Repayment of debt	—	(30)	(474)	—	(504)

Net cash used in financing activities	—	(30)	(474)	—	(504)

NET CHANGE IN CASH AND CASH EQUIVALENTS	—	2,075	(2,836)	—	(761)
CASH AND CASH EQUIVALENTS, beginning of period	49	14,154	6,459	—	20,662

CASH AND CASH EQUIVALENTS, end of period	$49	$16,229	$3,623	$—	$19,901

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Condensed Consolidating Statement of Cash Flows
For the Twelve Weeks Ended September 20, 2006

		Subsidiary	Subsidiary
	Parent	Issuer	Guarantors	Eliminations	Consolidated

	(Unaudited)
	(In thousands)
OPERATING ACTIVITIES:
Net income (loss)	$(1,642)	$209	$293	$—	$(1,140)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	684	6,700	—	7,384
Amortization of debt issuance costs	94	19	300	—	413
Accretion of original issue discount	3,543	12	193	—	3,748
Loss on disposal of assets	—	—	249	—	249
Changes in assets and liabilities:
Receivables	—	9,205	(8,659)	(152)	394
Inventories	—	1	171	—	172
Prepaid expenses and other current assets	1	1,195	(1,006)	—	190
Accounts payable	—	(5,211)	425	—	(4,786)
Accrued and other liabilities	—	(5,829)	(506)	—	(6,335)
Income taxes payable/refundable	(1,996)	(2,967)	—	—	(4,963)

Net cash provided by (used in) operating activities	—	(2,682)	(1,840)	(152)	(4,674)

INVESTING ACTIVITIES:
Acquisitions, net of liabilities assumed	—	—	(3,468)	—	(3,468)
Purchase of property and equipment	—	(123)	(6,713)	—	(6,836)
Collection of notes receivable	—	697	—	—	697
Corporate cash advances (payments)	—	(4,835)	4,683	152	—
Proceeds from sale (purchase) of other assets	—	(2,897)	(514)	—	(3,411)

Net cash provided by (used in) investing activities	—	(7,158)	(6,012)	152	(13,018)

FINANCING ACTIVITIES:
Repayment of debt	—	(28)	(438)	—	(466)
Proceeds from revolving credit facility	—	360	5,640	—	6,000

Net cash provided by (used in) financing activities	—	332	5,202	—	5,534

NET CHANGE IN CASH AND CASH EQUIVALENTS	—	(9,508)	(2,560)	—	(12,158)
CASH AND CASH EQUIVALENTS, beginning of period	37	14,068	6,114	—	20,219

CASH AND CASH EQUIVALENTS, end of period	$37	$4,560	$3,464	$—	$8,061

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
11. Subsequent Events
                  Merger Transaction
      On November 1, 2006, Buffets, Inc. and Ryan’s Restaurant Group, Inc., a South Carolina Corporation (“Ryan’s”) announced that they have completed the previously announced merger of Buffets Southeast, Inc., a South Carolina corporation and wholly owned subsidiary of Buffets, Inc. (“Merger Sub”), and Ryan’s in a cash transaction valued at approximately $835.9 million, including debt that was repaid at closing. Pursuant to the Merger Agreement, Merger Sub merged with and into Ryan’s, with Ryan’s remaining as the surviving corporation (the “Merger”). As a result of the Merger, Ryan’s became a wholly-owned subsidiary of Buffets, Inc. The combined company, called Buffets, Inc. and headquartered in Eagan, Minnesota, operates 672 restaurants in 42 states, principally under the Ryan’s®, Fire Mountain®, Old Country Buffet® and HomeTown Buffet® brands. Ryan’s operates as a separate division of Buffets, Inc. and continues to be based in Greer, South Carolina.
      At the effective time of the Merger, each issued and outstanding share of Ryan’s common stock, par value $1.00 per share (the “Shares”), was canceled and automatically converted into the right to receive $16.25 in cash, without interest. Also, at the effective time of the Merger, each outstanding option to purchase Ryan’s common stock (all of which were vested or vested as a consequence of the Merger) was canceled and automatically converted into the right to receive the excess, if any, of $16.25 over the option exercise price.
      In conjunction with the Merger, Buffets, Inc. refinanced its debt structure through the consummation of a new senior credit agreement and issuance of its 12 1/2% senior notes as follows:
      • secured a new $640.0 million senior secured credit agreement (the “Credit Agreement”) comprised of (i) a $530.0 million senior secured term loan (the “Term Facility”), (ii) a $40.0 million senior secured revolving credit facility (the “Revolving Facility”), and (iii) a $70.0 million senior secured pre-funded synthetic letter of credit facility (the “Synthetic Letter of Credit Facility”), and
      • received $300.0 million from the issuance of its 12 1/2% senior notes due 2014 (the “12 1/2% Senior Notes”).
      Buffets, Inc. used the proceeds of (i) $530.0 million from borrowings under the Term Facility, (ii) $5.0 million from borrowings under the Revolving Facility, (iii) $300.0 million from the issuance of its 12 1/2% Senior Notes, (iv) $566.8 million from the sale-leaseback transaction whereby it sold the land (or, in certain cases, underlying ground leases) and related improvements with respect to approximately 275 Ryan’s restaurants and seven Buffets, Inc. restaurants and simultaneously leased the properties back, (the “Sale Leaseback Transaction”) and approximately (v) $17.6 million of cash on hand to:
      • pay $704.6 million to purchase the outstanding shares of Ryan’s common stock,
      • repay $146.9 million of Ryan’s outstanding debt (including accrued interest and break fees),
      • repay $196.9 million of existing indebtedness of Buffets, Inc. under its existing credit facility (including accrued interest and break fees),
      • repurchase or redeem $194.9 million of Buffets, Inc.’s 11 1/4% senior subordinated notes (including accretion of original issue discount and early redemption premiums),
      • repurchase $121.4 million of the Company’s 13 7/8% senior discount notes (including accretion of original issue discount and early redemption premiums), and
      • pay approximately $45.1 million for transaction fees and expenses.

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
      In addition, the Company incurred approximately $19.9 million of transaction closing fees and expenses that will be paid subsequent to the transaction close date.
      Borrowings under the Term Facility bear interest at an adjusted LIBOR rate plus a margin of either 2.75% or 3.00%, depending on Buffets, Inc.’s leverage ratio, and borrowings under the Revolving Facility bear interest at an adjusted LIBOR rate plus a margin of 3.25%.
      The borrowings due under the Term Facility are payable in equal quarterly installments in an annual amount equal to 1% of the term loan during each of the first six and a half years of the loan, with the remaining balance payable due on November 1, 2013. The Revolving Facility and the Synthetic Letter of Credit Facility are not subject to interim scheduled principal payments. The Credit Agreement is fully and unconditionally guaranteed by Buffets Holdings, which has no independent assets or operations, and its existing and future domestic subsidiaries and is secured by substantially all of the Company’s assets. Borrowing availability under the Credit Agreement depends upon the Company’s continued compliance with certain covenants and financial ratios including leverage and interest coverage ratios as specifically defined in the Credit Agreement.
      On November 1, 2006, Buffets borrowed (i) $530.0 million under the Term Facility, (ii) approximately $5.0 million under the Revolving Facility and (iii) approximately $70.0 million under the Synthetic Letter of Credit Facility. As of November 1, 2006, the interest rate in effect under the Term Facility was 8.36% and the interest rate in effect under the Revolving Facility was 8.61%.
      The issuance of Buffets, Inc.’s 12 1/2% Senior Notes was consummated solely by means of a private placement either to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), or to certain persons in offshore transactions pursuant to Regulation S under the Securities Act. The offering of the notes was not and has not been registered under the Securities Act and the notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.
      The 12 1/2% Senior Notes will mature on November 1, 2014. Buffets, Inc. has the option to redeem all or a portion of the 12 1/2% Senior Notes on or after November 1, 2010 at fixed prices that decline over time. Buffets, Inc. also has the option to redeem up to 35% of the aggregate principal amount of the 12 1/2% Senior Notes on or prior to November 1, 2009 with the proceeds of one or more equity offerings at a redemption price of 112.50% of the principal amount of the 12 1/2% Senior Notes, if at least 65% of the aggregate principal amount of the 12 1/2% Senior Notes are outstanding after each such redemption and such redemption is made not more than 90 days after the consummation of certain equity offerings. Upon certain change of control and asset disposition events as described in the 12 1/2% Senior Notes indenture (the “Indenture”), Buffets may be required to redeem the 12 1/2% Senior Notes at a purchase prices equal to 101%, in the case of change of control events, and 100%, in the case of asset disposition events, of the principal amount of the 12 1/2% Senior Notes. The 12 1/2% Senior Notes are unsecured senior obligations of Buffets, Inc. and are jointly and severally guaranteed on a senior unsecured basis by its subsidiaries and Buffets Holdings, which has no independent assets or operations.
      The Indenture contains customary covenants relating to restrictions on indebtedness, dividends on, and redemptions and repurchases of, capital stock, liens and sale-leaseback transactions, loans and investments, debt and hedging arrangements, mergers, acquisitions and asset sales, transactions with affiliates and changes in business activities conducted by Buffets, Inc. and certain subsidiaries. The Indenture also contains customary events of default.
      In the Sale Leaseback Transaction, Buffets, Inc. and Ryan’s, as applicable, conveyed the land (or, in certain cases, underlying ground leases) and related improvements with respect to those properties to the buyer/lessor, and each simultaneously leased those properties back pursuant to unitary and individual leases,

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
each for an initial lease term of approximately 20 years, with four renewal terms of five years, except with respect to ground lease sites. The purchase price for the portfolio of sale-leaseback properties was approximately $566.8 million. The annual net rent payable under the leases is equal to the purchase price multiplied by a 10.15% cap rate, subject to annual increases of two times the Consumer Price Index (but in no event greater than 2%), and, if the term of the leases are renewed, subject to further increases during some of the renewal terms based upon the then current fair market rental value.
      The leases are subject to customary default provisions, including payment defaults under the leases, misrepresentations, failure to maintain insurance required under the leases, failure to comply with the other terms of the leases (subject to notice thereof and the opportunity to cure such failures), certain events of bankruptcy, insolvency or reorganization of the tenant, breaches of the guaranty by the guarantor, failure to provide certain financial information or documents, breach of tenant’s obligation not to reopen a replaced property for a 2 year period, and in some cases the failure to maintain certain financial requirements. The leases include customary assignment and sublease provisions and restrictions. Buffets, Inc. has guaranteed performance under the leases.
      The Company incurred approximately $4.7 million in transaction and merger integration costs as of September 20, 2006. Transaction costs of approximately $4.3 million have been capitalized and are recorded in “other assets, net” in the condensed consolidated balance sheets. Merger integration costs of approximately $0.4 million have been expensed as incurred and are recorded in “merger integration costs” in the condensed consolidated statements of operations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of Buffets Holdings, Inc. and Subsidiaries:
      We have audited the accompanying consolidated balance sheets of Buffets Holdings, Inc. (a Delaware Corporation) and Subsidiaries (the “Company”) as of June 28, 2006 and June 29, 2005, and the related consolidated statements of operations, changes in shareholders’ equity (deficit), and cash flows for each of the years ended June 28, 2006, June 29, 2005 and June 30, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Buffets Holdings, Inc. and Subsidiaries as of June 28, 2006 and June 29, 2005 and the results of their operations and their cash flows for the years ended June 28, 2006, June 29, 2005 and June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche
Minneapolis, Minnesota
September 19, 2006

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 29,	June 28,
	2005	2006

	(In thousands, except
	share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$20,662	$20,219
Receivables	6,632	4,879
Inventories	18,957	18,926
Prepaid expenses and other current assets	6,318	5,384
Deferred income taxes	12,533	10,324

Total current assets	65,102	59,732
PROPERTY AND EQUIPMENT, net	146,653	141,404
GOODWILL	312,163	312,163
DEFERRED INCOME TAXES	8,195	13,683
OTHER ASSETS, net	12,910	11,514

Total assets	$545,023	$538,496

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$44,883	$48,101
Accrued liabilities (Note 4)	69,581	68,344
Income taxes payable	6,990	6,977
Current maturities of long-term debt	2,016	1,862

Total current liabilities	123,470	125,284
LONG-TERM DEBT, net of current maturities	464,178	460,652
DEFERRED LEASE OBLIGATIONS	28,375	28,356
OTHER LONG-TERM LIABILITIES	7,369	7,355

Total liabilities	623,392	621,647

COMMITMENTS AND CONTINGENCIES (Note 10)
SHAREHOLDERS’ DEFICIT:
Preferred stock, $.01 par value; 1,100,000 shares authorized; none issued and outstanding as of June 29, 2005 and June 28, 2006	—	—
Common stock, $.01 par value; 3,600,000 shares authorized; shares issued and outstanding of 3,175,135 as of June 29, 2005 and 3,104,510 as of June 28, 2006	32	31
Additional paid in capital	14	5
Accumulated deficit	(78,415)	(83,187)

Total shareholders’ deficit	(78,369)	(83,151)

Total liabilities and shareholders’ deficit	$545,023	$538,496

The accompanying notes are an integral part of these consolidated financial statements.

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended

	June 30,	June 29,	June 28,
	2004	2005	2006

	(In thousands)
RESTAURANT SALES	$942,831	$926,781	$963,161
RESTAURANT COSTS:
Food	307,807	307,087	327,244
Labor	287,203	278,991	274,652
Direct and occupancy	216,567	219,255	227,680

Total restaurant costs	811,577	805,333	829,576
ADVERTISING EXPENSES	25,918	24,166	30,637
GENERAL AND ADMINISTRATIVE EXPENSES	42,658	43,706	44,198
SHAREHOLDERS’ RIGHTS REPURCHASE	—	—	757
CLOSED RESTAURANT COSTS	1,085	2,909	6,023
IMPAIRMENT OF ASSETS	1,878	3,609	5,964
FINANCING-RELATED COMPENSATION EXPENSES	2,240	—	—

OPERATING INCOME	57,475	47,058	46,006
INTEREST EXPENSE	39,609	48,100	52,242
INTEREST INCOME	(424)	(515)	(375)
LOSS RELATED TO REFINANCING	4,776	856	647
LOSS RELATED TO EARLY EXTINGUISHMENT OF DEBT	5,275	1,923	—
OTHER INCOME	(1,379)	(935)	(994)

INCOME (LOSS) BEFORE INCOME TAXES	9,618	(2,371)	(5,514)
INCOME TAX EXPENSE (BENEFIT)	1,648	(187)	(742)

Net income (loss)	$7,970	$(2,184)	$(4,772)

The accompanying notes are an integral part of these consolidated financial statements.

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

						Retained
	Preferred Stock		Common Stock		Additional	Earnings
					Paid-In	(Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit)	Total

	(In thousands, except share data)
BALANCE, July 2, 2003	—	$—	3,187,985	$32	$—	$(22,842)	$(22,810)
Issuance of stock	—	—	21,250	—	241	—	241
Purchase of treasury stock	—	—	(23,563)	—	(209)	(171)	(380)
Dividends	—	—	—	—	(32)	(60,905)	(60,937)
Net income	—	—	—	—	—	7,970	7,970

BALANCE, June 30, 2004	—	—	3,185,672	32	—	(75,948)	(75,916)
Issuance of stock	—	—	144,150	1	14	—	15
Purchase of treasury stock	—	—	(154,687)	(1)	—	(283)	(284)
Net loss	—	—	—	—	—	(2,184)	(2,184)

BALANCE, June 29, 2005	—	—	3,175,135	32	14	(78,415)	(78,369)
Purchase of treasury stock	—	—	(70,625)	(1)	(9)	—	(10)
Net loss	—	—	—	—	—	(4,772)	(4,772)

BALANCE, June 28, 2006	—	$—	3,104,510	$31	$5	$(83,187)	$(83,151)

The accompanying notes are an integral part of these consolidated financial statements.

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended

	June 30,	June 29,	June 28,
	2004	2005	2006

	(In thousands)
OPERATING ACTIVITIES:
Net income (loss)	$7,970	$(2,184)	$(4,772)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	33,807	32,247	32,067
Amortization of debt issuance costs	1,370	1,386	1,532
Write-off of debt issuance costs	4,201	—	—
Accretion of original issue discount	2,049	11,906	13,336
Loss related to early extinguishment of debt	5,275	1,923	—
Deferred income taxes	1,200	(3,780)	(3,279)
Loss on disposal of assets	305	2,280	1,218
Impairment of assets	1,878	3,609	5,964
Changes in assets and liabilities:
Receivables	(235)	331	1,753
Inventories	(674)	(683)	(703)
Prepaid expenses and other current assets	2,795	(1,074)	1,283
Accounts payable	(497)	1,704	2,189
Accrued and other liabilities	(8,698)	2,551	(1,270)
Income taxes payable	(256)	2,459	(13)

Net cash provided by operating activities	50,490	52,675	49,305

INVESTING ACTIVITIES:
Proceeds from sale leaseback transactions	2,710	—	—
Purchase of property and equipment	(33,007)	(29,131)	(31,346)
Collections on notes receivable	813	733	1,062
Acquisition of 20% minority interest in Tahoe Joe’s Inc.	(370)	—	—
Sale (purchase) of other assets	1,471	(73)	(2,438)

Net cash used in investing activities	(28,383)	(28,471)	(32,722)

FINANCING ACTIVITIES:
Repayment of debt	$(172,953)	$(29,781)	$(17,016)
Redemption of subordinated notes	(27,364)	—	—
Repurchase of common stock	(380)	(284)	(10)
Proceeds from issuance of common stock	241	15	—
Proceeds from issuance of senior discount notes	75,073	—	—
Unrestricted cash proceeds from credit facility	195,300	—	—
Initial restricted cash proceeds from credit facility	34,700	—	—
Restricted cash proceeds from credit facility available as of year end	(16,228)	—	—
Reduction of restricted cash available for early extinguishment of debt	—	16,228	—
Use of restricted cash for early extinguishment of debt	(18,472)	(15,736)	—
Use of unrestricted cash for early extinguishment of debt	(15,300)	—	—
Dividends	(60,937)	—	—
Debt issuance costs	(5,570)	(56)	—

Net cash used in financing activities	(11,890)	(29,614)	(17,026)

NET CHANGE IN CASH AND CASH EQUIVALENTS	10,217	(5,410)	(433)
CASH AND CASH EQUIVALENTS, beginning of period	15,855	26,072	20,662

CASH AND CASH EQUIVALENTS, end of period	$26,072	$20,662	$20,219

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest (net of capitalized interest of $280, $538 and $330, respectively)	$37,286	$32,530	$37,242

Income taxes	$700	$1,130	$2,549

The accompanying notes are an integral part of these consolidated financial statements.

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of Organization

Company Background
      Buffets Holdings, Inc., a Delaware corporation, was formed to acquire 100 percent of the common stock of Buffets, Inc. and its subsidiaries in a buyout from public shareholders on October 2, 2000 (the Acquisition). Buffets Holdings, Inc. and subsidiaries (Buffets Holdings) and Buffets, Inc. and subsidiaries are collectively referred to as “the Company” in these Notes to Consolidated Financial Statements. Buffets, Inc., a Minnesota corporation, is the principal operating subsidiary of Buffets Holdings.

Description of Business
      The Company owns and operates a chain of restaurants in the United States under the names of Old Country Buffet®, Country Buffet®, HomeTown Buffet®, Granny’s Buffetsm and Tahoe Joe’s Famous Steakhouse®. The Company, operating principally in the family dining segment, owned and operated 338 restaurants (329 family buffet restaurants) and franchised eighteen restaurants operating as of June 28, 2006.

Principles of Consolidation
      The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Fiscal Year
      The Company’s fiscal year is comprised of 52 or 53 weeks divided into four fiscal quarters of twelve, twelve, sixteen, and twelve or thirteen weeks, respectively. All references herein to “2006” represent the 52-week period ended June 28, 2006. All references herein to “2005” represent the 52-week period ended June 29, 2005. All references herein to “2004” represent the 52-week period ended June 30, 2004.

Reclassifications
      Certain amounts shown in the prior-period consolidated financial statements have been reclassified to conform with the current period consolidated financial statement presentation. These reclassifications had no effect on net income (loss) or shareholders’ equity (deficit) as previously presented.

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents
      Investments with original maturities of three months or less are considered to be cash equivalents and are recorded at cost, which approximates market value. Cash equivalents consist principally of commercial paper and money market funds.

Receivables
      Receivables primarily consist of credit card receivables, landlord receivables and vendor rebates. Landlord receivables represent the portion of costs for leasehold improvements remaining to be reimbursed by landlords at year-end. Vendor rebates result from discounts on purchases negotiated with the vendors. Rebates are recorded as a reduction to food costs in the statement of operations as the associated food cost is recognized.

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inventories
      Inventories, consisting primarily of food, beverage, china and smallwares for each restaurant location, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method (FIFO) for food and beverage inventories. China and smallwares are stated at their original cost and subsequent additions and replacements are expensed as purchased.

Property and Equipment
      Property and equipment are stated at cost. Depreciation is accounted for using the straight-line method. Equipment is depreciated over estimated useful lives, ranging from three to ten years. Leasehold improvements are amortized over the shorter of their useful lives or terms of the related leases, which are generally ten to fifteen years. Buildings are depreciated over estimated useful lives, generally 39 1/2 years.
      Normal maintenance and repairs are charged to expense as incurred. Major improvements to buildings and equipment, which extend the useful life of an item, are capitalized and depreciated. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values are charged or credited to income.
      Property and equipment was as follows (in thousands):

	June 29,	June 28,
	2005	2006

Land	$762	$762
Buildings	3,082	3,082
Equipment	139,791	151,622
Leasehold improvements	148,681	155,034
Accumulated depreciation and amortization	(145,663)	(169,096)

	$146,653	$141,404

      The Company sold one location in 2004. The Company leased the restaurant back applying provisions of Statement of Financial Accounting Standards (SFAS) No. 98, “Accounting for Leases.” Net proceeds from the transaction were approximately $2.7 million. The aggregate initial annual rent associated with the sale and leaseback transaction was $0.3 million. The Company did not recognize a gain or loss on the transaction in 2004. In addition, the net proceeds were greater than the book value of the leasehold assets resulting in a deferred gain of $0.3 million in 2004. The deferred gain is being accreted over the life of the respective restaurant lease. The Company does not have any continuing involvement with the sale and leaseback location. This lease is accounted for as an operating lease.

Goodwill
      The Company tests the recoverability of goodwill annually or whenever events or circumstances indicate that the carrying amount may not be recoverable. Goodwill is deemed to be impaired if the fair value of a reporting unit is less than its carrying value. If goodwill is determined to be impaired, the loss is measured as the amount by which the carrying amount of a reporting unit’s goodwill exceeds its implied fair value. The fair value of a reporting unit is an estimate based on assumptions regarding its future cash flows. In the event that these assumptions change in the future, the Company may be required to record impairment charges related to its goodwill. No impairment charges were recorded in fiscal years 2004, 2005 or 2006.

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Assets
      Other assets consist principally of debt issuance costs, notes receivable and other intangibles net of accumulated amortization of $2.5 million and $4.0 million as of June 29, 2005 and June 28, 2006, respectively. Debt issuance costs are the capitalized costs incurred in conjunction with amending the Credit Facility and issuing senior subordinated, and senior discount, notes. The debt issuance costs are being amortized over the terms of the financing arrangements using the effective interest method. Other intangibles include trademarks, franchise fees and liquor licenses. Trademarks and franchise fees are fully amortized as of June 28, 2006. Liquor licenses are not amortized, as they have indefinite lives. Notes receivable principally arose from the sale of certain restaurant facilities. Long-term and short-term notes receivable collectively totaled $1.9 million as of June 29, 2005 and $0.8 million as of June 28, 2006. The notes receivable had due dates between 2006 and 2008.
      The gross carrying amount and accumulated amortization of each major intangible asset class was as follows (in thousands):

	Franchise Fees		Trademarks		Liquor Licenses		Total

	Gross		Gross		Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization	Amount	Amortization	Amount	Amortization

BALANCE, July 2, 2003	69	(44)	34	(21)	317	(25)	420	(90)
FY 2004 Activity:
Amortization	—	(12)	—	(8)	—	—	—	(20)
Additions	—	—	—	—	28	—	28	—

BALANCE, June 30, 2004	69	(56)	34	(29)	345	(25)	448	(110)
FY 2005 Activity:
Amortization	—	(9)	—	(5)	—	—	—	(14)
Additions	—	—	—	—	—	—	—	—

BALANCE, June 29, 2005	$69	$(65)	$34	$(34)	$345	$(25)	$448	$(124)

FY 2006 Activity:
Amortization	—	(4)	—	—	—	—	—	(4)
Additions	—	—	—	—	—	—	—	—

BALANCE, June 28, 2006	$69	$(69)	$34	$(34)	$345	$(25)	$448	$(128)

Long-Lived Assets
      The Company tests property and equipment for impairment annually or whenever events or circumstances indicate that the carrying amount of a restaurant’s assets may not be recoverable. The Company tests for impairment using historical cash flows and other relevant facts and circumstances as the primary basis for its estimates of future cash flows. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows, namely individual restaurants. A restaurant is deemed to be impaired if a forecast of undiscounted future operating cash flows, including disposal value, if any, is less than its carrying amount.
      If a restaurant is determined to be impaired, the loss is measured as the amount by which the carrying amount of the restaurant exceeds its fair value. Fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, the Company generally measures fair value by discounting estimated future cash flows. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment. Accordingly, actual results could vary significantly from such estimates.

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      During fiscal years 2004, 2005 and 2006, the Company recognized losses of approximately $1.9 million, $3.6 million and $6.0 million, respectively, relating to the impairment of the carrying value of long-lived assets for 17, 29 and 33 restaurants, respectively.

Insurance Reserves
      The Company carries insurance reserves for exposure related to the workers compensation, general liability, medical and dental programs. The Company effectively self-insures a significant portion of certain risks through the use of large self-insured retentions combined with stop loss coverage, or by maintaining large deductibles on traditional policies of insurance. The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date, including both reported claims and claims that have been incurred but not reported. The estimated liability is established based upon historical claims data and third-party actuarial estimates of settlement costs for incurred claims. The Company’s estimates include judgments and independent actuarial assumptions regarding economic conditions, the frequency and severity of claims and claim development patterns and settlement practices. These estimates and assumptions are monitored and adjusted when warranted by changing circumstances. Changes in these factors may produce materially different amounts of expense and liabilities that would be reported under these insurance programs.

Closed Restaurant Reserve
      The Company maintains a closed restaurant reserve for restaurants that are no longer being utilized in current operations. The closed restaurant costs are principally comprised of the Company’s estimates of lease termination costs and obligations, net of sublease and other cash receipts, and employee termination costs. Many factors including the local business environment, other available lease sites, the ability to secure subleases, the creditworthiness of subtenants, and the Company’s success at negotiating early termination agreements with lessors are considered in establishing the accruals. Adjustments to the reserve primarily relate to changes in subtenant income or actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the changes become known. The closed restaurant reserve (current and noncurrent in aggregate) was $1.5 million and $2.8 million as of June 29, 2005 and June 28, 2006, respectively.

Pre-opening Costs
      Costs incurred in connection with the opening of new restaurants are expensed as incurred in accordance with Statement of Position (SOP) 98-5, “Reporting on the Costs of Start-up Activities.” SOP 98-5 requires companies to expense as incurred all start-up and pre-opening costs that are not otherwise capitalized as long-lived assets.

Advertising Expenses
      Advertising costs for media, print and research are charged to expense as incurred. Television commercial production costs are expensed upon first airing of the commercial.

Income Taxes
      The Company estimates certain components of its provision for income taxes. These estimates include, among other items, depreciation and amortization expense allowable for tax purposes, allowable tax credits for items such as the Working Opportunity Tax Credit and taxes paid on reported employee tip income, effective rates for state and local taxes, and the tax deductibility of certain other items. The Company’s estimates are based on current tax laws, the best available information at the time of the provision and historical experience. Income tax returns are subject to audit by federal, state, and local governments,

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.
      Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between financial reporting amounts and the tax basis of existing assets and liabilities based on currently enacted tax laws and tax rates in effect for the periods in which the differences are expected to reverse. Income tax expense is the tax payable for the quarter, plus the change during the quarter in deferred income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Revenue Recognition
      The Company’s restaurant sales include proceeds from the sale of food and beverages at Company-owned restaurants.
      The Company recognizes franchise income for royalty fees and initial franchise fees received from franchisees. Initial fees are recognized as income when required obligations under the terms of the franchise agreement are fulfilled. Royalty fees are based on gross sales and are recognized in income as sales are generated. Franchise income was $1.0 million for 2004 and $0.9 million for both fiscal 2005 and 2006, respectively. Franchise income is included in other income in the accompanying consolidated statements of operations.
      Historically, Buffets, Inc. has sold gift certificates to its guests. Beginning in November 2002, Buffets, Inc. stopped selling paper gift certificates and began selling gift cards. Proceeds from the sale of gift cards are initially recorded as a liability when received. Revenues from the sale of gift cards are recognized upon redemption. In estimating the related gift card liability, the Company analyzes historical trends to derive its estimates of future gift card redemption patterns. The assumptions and activity are closely monitored for changes in escheatment laws and redemption patterns. The Company adjusts its gift card/certificate liability based on historical and expected non-redemption trends. These adjustments are classified within direct and occupancy costs in the consolidated statements of operations. The gift card liability was $4.1 million and $4.0 million as of June 29, 2005 and June 28, 2006, respectively.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Disclosure of Financial Instruments
      The Company’s financial instruments consist of cash and cash equivalents, receivables, notes receivable, accounts payable and long-term debt. The following methods were used in estimating the fair value of each class of financial instrument:

For cash equivalents, receivables and accounts payable, the carrying amounts approximate fair value because of the short duration of these financial instruments. The fair value of notes receivable is estimated based on the present value of expected future cash flows discounted at the interest rate currently offered by the Company, which approximates rates currently being offered by local lending institutions for loans of similar terms to companies of comparable credit risk. The carrying value of notes receivable approximates fair value.

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of the Company’s variable interest rate debt is estimated by discounting future cash flows for these instruments using the Company’s expected borrowing rate for debt of comparable risk and maturity. The rate on the Company’s variable interest rate debt approximates rates currently being offered by lending institutions for loans of similar terms to companies of comparable credit risk. The fair value of fixed interest rate debt is estimated based on quoted prices for those or similar instruments.

The fair value of the Company’s long-term debt, including current portion, was $469.2 million and $476.1 million as of June 29, 2005 and June 28, 2006, respectively.

Segment Reporting
      The Company operates principally in the mid-scale family dining industry segment in the United States, providing similar products to similar customers. The Company’s restaurants possess similar economic characteristics resulting in similar long-term expected financial performance characteristics. Revenues are derived principally from food and beverage sales. The Company does not rely on any major customers as a source of revenue. Management believes that the Company meets the criteria for aggregating its operations into a single reporting segment.

Stock-Based Compensation
      The Company accounts for activity under its stock-based employee compensation plans under the recognition and measurement principles of APB (Accounting Principles Board) Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly, the Company does not recognize compensation expense in connection with employee stock option grants because stock options are granted at exercise prices not less than the fair value of the common stock on the date of grant.
      The following table shows the effect on net income (loss) had the Company applied the fair value expense recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation (in thousands):

	For the Year Ended

	June 30,	June 29,	June 28,
	2004	2005	2006

Net income (loss) as reported	$7,970	$(2,184)	$(4,772)
Compensation expense recorded in the financial statements, net of tax effect	—	—	—
Pro forma compensation expense under the provisions of SFAS No. 123, net of tax effect	(9)	—	—

Pro forma	$7,961	$(2,184)	$(4,772)

Weighted-average fair value per share of options granted	$0.32	$—	$—

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      To determine compensation expense under the fair value method, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The principal assumptions used in applying the Black-Scholes model were as follows:

	For the Year Ended

	June 30,	June 29,	June 28,
	2004	2005	2006

Risk-free interest rate	1.32%	3.07%	3.93%
Expected volatility	0.0%	0.0%	0.0%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life in years	1.8	0.8	0.3
      The Company’s stock-based compensation plans are described in more detail in Note 6.

3.	Recent Accounting Pronouncements
      In June 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, which is the beginning of our fiscal year 2007. We do not believe that the adoption of SFAS No. 154 will have a material impact on our results of operations or financial position.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets.” SFAS No. 153 amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 will be effective for fiscal years beginning after June 15, 2005, which is the beginning of our fiscal year 2007. We do not believe that the adoption of SFAS No. 153 will have a material impact on our results of operations or financial position.
      In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment.” This statement requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments granted to employees. SFAS No. 123(R) is effective as of the beginning of the first annual reporting period after December 15, 2005, which is the beginning of our fiscal year 2007. Pursuant to SFAS No. 123(R), we are a non-public entity and all outstanding equity compensation awards as of the adoption date will be accounted for in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Subsequent to the adoption date, the issuance of new awards and modification to existing awards will be accounted for in accordance with SFAS No. 123(R). We do not believe the impact of the adoption of SFAS No. 123(R) will have a material impact on our results of operations or financial position.

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Accrued Liabilities
      Accrued liabilities consisted of the following (in thousands):

	June 29,	June 28,
	2005	2006

Accrued compensation	$17,417	$17,634
Accrued workers’ compensation	17,388	12,520
Accrued interest	13,100	13,552
Accrued insurance	6,427	8,178
Accrued sales, use and property taxes	6,105	6,348
Unearned revenue	4,053	3,998
Closed restaurant reserve, current portion	861	1,685
Accrued other	4,230	4,429

	$69,581	$68,344

Accrued Workers’ Compensation Liability
      The Company has a large presence in the California market and a large part of its workers compensation reserve relates to claims in that state. Beginning January 1, 2003, a series of workers’ compensation medical reform bills were enacted in California in an effort to control rapidly increasing medical costs. The last of these reform bills was enacted in April 2004. In late 2004 and early 2005, California’s Division of Workers’ Compensation implemented significant regulatory changes called for by the reform bills, that have subsequently resulted in an overall reduction in the number of claims and the average cost per claim in that state. These trends have favorably impacted the Company’s claims experience in the California market, resulting in reductions in the Company’s accrued workers’ compensation liability totaling approximately $4.9 million during fiscal 2006. The impact of this favorable reduction in the reserve is recorded in the labor line item within the restaurant costs section of the consolidated statement of operations for the year ended June 28, 2006.

Closed Restaurant Reserve
      Activity recorded in the closed restaurant reserve related to store closings identified and recognized prior to December 31, 2002 has been recorded in accordance with Emerging Issues Task Force (EITF) 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” and EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination.” Closed restaurant costs incurred subsequent to December 31, 2002 have been provided in accordance with SFAS No. 146 (SFAS 146), “Accounting for Costs Associated with Exit or Disposal Activities.”
      The store closing costs are principally comprised of lease termination costs and obligations, net of sublease and other cash receipts. Employee termination costs are recognized in the period that the closure is communicated to the affected employees.

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes closed restaurant reserve activity by type of cost for the past two fiscal years (in thousands):

	For the Year Ended

	June 29,	June 28,
	2005	2006

BALANCE, beginning of period (current and noncurrent in aggregate)	$1,442	$1,499
Additions:
Lease obligations charged to earnings	1,177	4,847
Employee termination benefits charged to earnings	223	444
Reductions:
Cash payments:
Lease termination costs and obligations	1,120	3,570
Employee severance benefits	223	444

BALANCE, end of period (current and noncurrent in aggregate)	$1,499	$2,776

      In addition to lease obligation and employee termination costs the Company incurred closed restaurant costs of $1.5 million and $0.7 million for fiscal years 2005 and 2006, respectively, related to incremental cash and non-cash charges that were directly expensed.
      The following table summarizes planned and actual restaurant closing activity for the past two fiscal years:

	For the Year Ended

	June 29,	June 28,
	2005	2006

Number of restaurants:
Expected to close as of the beginning of the period	7	4
Closed during the period	11	19
Identified for closure during the period	8	16

Expected to close as of the end of the period	4	1

	For the Year Ended

	June 29,	June 28,
	2005	2006

Number of employees:
Expected to be terminated as of the beginning of the period	245	140
Terminated during the period	385	665
Identified for termination during the period	280	560

Expected to be terminated as of the end of the period	140	35

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The remaining closed restaurant reserves (current and noncurrent in aggregate) are expected to be paid, or incurred, by year as follows (in thousands):

2007	$1,685
2008	533
2009	365
2010	177
2011	15
Thereafter	1

$2,776

      The Company closed nineteen underperforming restaurants in fiscal 2006. Cash charges were incurred related to these restaurant closures of approximately $4.2 million. These charges included approximately $3.4 million related to lease termination costs and obligations, $0.4 million related to employee termination costs and $0.4 million related to other associated costs. Non-cash charges related to these closures for fiscal 2006 were approximately $0.3 million. These charges were expensed as incurred pursuant to SFAS 146 and are recorded in “closed restaurant costs” in the consolidated statements of operations.

5.	Long-Term Debt
      Long-term debt outstanding was as follows (in thousands):

	June 29,	June 28,
	2005	2006

Buffets, Inc.
Credit Facility:
Revolving credit facility	$—	$—
Term loan, interest at LIBOR plus 3.50%, due Quarterly through June 28, 2009 (interest rate at 8.2% as of June 28, 2006)	199,069	182,053

Total Credit Facility	199,069	182,053
Senior subordinated notes, interest at 11.25%, due July 15, 2010, net of discount of $4,979 at June 29, 2005 and $4,195 at June 28, 2006	179,686	180,470

Total long-term debt at Buffets, Inc.	378,755	362,523
Buffets Holdings, Inc.
Senior discount notes, interest at 13.875%, due December 15, 2010, net of discount of $44,561 at June 29, 2005 and $32,009 at June 28, 2006	87,439	99,991

Grand total long-term debt	466,194	462,514
Less — Current maturities	2,016	1,862

	$464,178	$460,652

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As of June 28, 2006, future maturities of long-term debt by year were as follows (in thousands):

2007	$1,862
2008	2,328
2009	177,863
2010	—
2011	316,665
Thereafter	—

$498,718

Credit Facility
      On February 20, 2004, Buffets, Inc. entered into an amended and restated senior credit facility (the “Credit Facility”) to refinance its existing debt and to make a distribution to Buffets Holdings. Buffets, Inc. used $230.0 million in proceeds from term loan borrowings under the Credit Facility to refinance $166.8 million in outstanding term loan indebtedness under the predecessor credit facility, establish a $34.7 million restricted cash collateral account to repurchase outstanding 11 1/4% senior subordinated notes, make a $19.7 million distribution to Buffets Holdings, pay $2.7 million in transaction fees related to the refinancing transaction, pay $1.1 million in accrued term loan interest and use $5.0 million for general corporate purposes. The Credit Facility allowed Buffets, Inc. to use up to $50.0 million in cash, comprised of the restricted cash collateral proceeds and unrestricted cash on hand, toward the repurchase of its outstanding 11 1/4% senior subordinated notes. Any unused portion of the restricted cash collateral account was to be applied, within 180 days of execution of the Credit Facility, to repay indebtedness under the term loan portion of the Credit Facility. As of June 30, 2004, Buffets, Inc. had expended $33.8 million to redeem $29.6 million of senior subordinated notes at an average price of 110.4% and had $16.2 million of restricted cash and cash equivalents for further repurchases. The Company recorded a $4.2 million write-off of debt issuance cost associated with the predecessor credit facility and $0.6 million of transaction fees associated with an uncompleted bond offering as a loss related to refinancing. The Company also recognized a $5.3 million loss related to the early extinguishment of debt. Buffets, Inc. completed its bond repurchase program in August 2004, expending an additional $15.7 million to redeem $14.3 million of senior subordinated notes at an average price of 106.7% during fiscal 2005. The remaining $0.5 million was used to prepay term loan borrowings under the Credit Facility in August 2004.
      Effective as of July 28, 2005, the Company entered into an amendment to its Credit Facility. The amendment relaxed the interest coverage and maximum leverage ratios of the Credit Facility with which Buffets, Inc. is required to comply. The amendment also added a repricing protection clause relating to the prepayment of term loans borrowed under the Credit Facility. The repricing protection provided that Buffets, Inc. must pay a 1% prepayment premium on all such prepayments prior to January 27, 2006. No such prepayments occurred prior to January 27, 2006.
      Effective as of September 13, 2006, the Company entered into Amendment No. 2 to the Credit Facility. Amendment No. 2 relaxed the interest coverage and leverage ratios of the Credit Facility with which Buffets, Inc. is required to comply.
      The Credit Facility provides for total borrowings of up to $310.0 million, including (i) a $230.0 million term loan, (ii) a $30.0 million revolving credit facility, (iii) a $20.0 million letter of credit facility, and (iv) a $30.0 million synthetic letter of credit facility. The terms of the Credit Facility permit Buffets, Inc. to borrow, subject to availability and certain conditions, incremental term loans or to issue additional notes in an aggregate amount up to $25.0 million. The borrowings under the term loan facility bear interest, at Buffets, Inc.’s option, at either adjusted LIBOR plus 3.50% or at an alternate base rate plus 2.50%, subject to a

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
leverage-based pricing grid. The term loan and the synthetic letter of credit facility mature on June 28, 2009, while the revolving facility and the letter of credit facilities mature on June 28, 2007. The borrowings due under the term loan are payable in equal quarterly installments in an annual amount equal to 1% of the term loan during each of the first four and a half years of the loan, with the remaining balance payable due in equal quarterly installments during the last year of the loan. The Credit Facility is fully and unconditionally guaranteed by Buffets Holdings, which has no independent assets or operations, and is secured by substantially all of the Company’s assets. Borrowing availability under the Credit Facility depends upon our continued compliance with certain covenants and financial ratios including leverage, interest coverage and fixed charge coverage as specifically defined in the Credit Facility and its amendments. Buffets, Inc. was in compliance with all financial ratio covenants of the amended Credit Facility as of June 28, 2006. The financial ratio covenant requirements increase over time, however, as set forth in Amendment No. 2.
      As of June 28, 2006, Buffets, Inc. had $38.7 million in outstanding letters of credit, which expire through November 15, 2007. As of June 28, 2006, the total borrowing availability was $41.3 million, which is comprised of a revolving credit facility of $30.0 million and letter of credit facilities of $11.3 million.
      Buffets, Inc. has the option of tying its borrowings to LIBOR or a base rate when calculating the interest rate for the term loan. The base rate is the greater of Credit Suisse First Boston’s prime rate, or the federal funds effective rate plus 1/2%.

11 1/4% Senior Subordinated Notes
      On June 28, 2002, Buffets, Inc. issued 11 1/4% senior subordinated notes in the principal amount of $230 million due July 15, 2010. These notes were issued at a 96.181% discount, resulting in an effective yield of 12% to the initial principal amount. Interest is payable semi-annually on January 15 and July 15 of each year through July 15, 2010. Accretion of the original issue discount was approximately $0.8 million during fiscal years 2004, 2005 and 2006, respectively, and is included in interest expense in the accompanying consolidated statements of operations. Beginning on July 15, 2006, Buffets, Inc. was entitled to redeem some or all of the notes, at certain specified prices, at any time. The redemption price during the first twelve-month period following July 15, 2006 is 105.625%. The redemption price declines by 1.875% per year until July 15, 2009, at which point there is no redemption price premium. In the event of a change in control, as defined in the indenture governing those notes, the holders of the notes may require the Company to repurchase the notes at a purchase price of 101% of the outstanding principal amount plus accrued and unpaid interest.

13 7/8% Senior Discount Notes
      On May 18, 2004, Buffets Holdings issued 13 7/8% senior discount notes due 2010 with a stated aggregate principal amount at maturity (including accreted amounts) of $132.0 million. Buffets Holdings used the $75.1 million in gross proceeds from the offering and $0.1 million of cash on hand to redeem its series B junior subordinated notes due 2011 plus accrued and unpaid interest ($9.2 million), make a distribution to its stockholders ($60.9 million) and pay transaction fees and expenses related to the offering ($5.1 million). As part of the transaction fees and expenses related to the offering, the Company recognized approximately $2.2 million of bonus payments to certain restaurant and corporate employees as financing-related compensation expenses.
      The Buffets Holdings’ 13 7/8% senior discount notes were issued at a discount to their aggregate principal amount at maturity. Prior to July 31, 2008, interest will accrue on Buffets Holdings’ 13 7/8% senior discount notes in the form of an increase in the accreted value of those notes. The accreted value of the notes will increase until July 31, 2008 at a rate of 13 7/8% per annum. After this date, cash interest on the notes will accrue and be payable on January 31 and July 31 of each year at a rate of 13 7/8% per annum. Accretion of the discount was approximately $1.2 million, $11.1 million and $12.5 million during fiscal years 2004, 2005

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and 2006, respectively, and is included in interest expense in the accompanying consolidated statements of operations. If Buffets Holdings fails to meet certain leverage ratio tests on or about July 31, 2006 or July 31, 2008, additional interest will accrue on the notes from that date at a rate of 1% per annum, up to a maximum of 2% per annum. As of July 31, 2006, Buffets Holdings did not meet the leverage ratio test. Therefore, additional interest will accrue from July 31, 2006 on our senior discount notes at a rate of 1% per annum.

6.	Shareholders’ Equity (Deficit)

Stock Shares
      The Company has 3.6 million authorized shares of common stock and 1.1 million authorized shares of preferred stock. As of June 28, 2006, the Company had 3,104,510 shares of common stock and no shares of preferred stock issued and outstanding. All outstanding shares of common stock are directly owned by Buffets Restaurants Holdings, Inc. (“Buffets Restaurants Holdings”).

Stock Warrants
      On October 2, 2000, Buffets Holdings issued $80 million principal amount of 14% senior subordinated notes due September 29, 2008, with detachable warrants to purchase 173,218 shares of Buffets Holdings’ common stock and 51,965 shares of Buffets Holdings’ preferred stock. Contemporaneously, Buffets Holdings issued $15 million principal amount of 16% senior subordinated notes due September 29, 2008, with detachable warrants to purchase 32,478 shares of common stock and 9,744 shares of preferred stock. Such warrants were valued collectively at $5.4 million. On June 28, 2002, all preferred stock warrants were redeemed in conjunction with the refinancing transactions, leaving 205,696 common stock warrants outstanding. The common stock warrants have an exercise price of $.01 per share and expire September 29, 2010.

Call Rights and Put Rights
      The Company has a call right to repurchase stock held by the Company’s management at any time following the termination of a management stockholder’s employment with the Company. In the event of the death or disability of a management stockholder, the management stockholder’s estate has a put right, for a period of one year following the date of termination of employment, whereby the Company may be required to repurchase the stock of the management stockholder at a price that would be paid by the Company if it were exercising its call rights. The Company may defer payment of the put right in excess of $4.0 million per fiscal year per stockholder and in excess of $8.0 million per fiscal year for all stockholders.

Equity Participation Plan
      In October 2000, Buffets Holdings adopted the Equity Participation Plan, a non-qualified stock option plan under which up to 113,750 shares of common stock are reserved for issuance to certain employees. The option exercise price for each option, as determined at the date of grant, is based on the four full fiscal quarters immediately preceding the date of the award using the amount by which the sum of 4.5 times earnings before interest, taxes, depreciation and amortization, as defined in the Credit Facility, and the proceeds payable to the Company upon the exercise of the options, exceeds the consolidated indebtedness of the Company as of the date of the award. Options are fully vested upon issuance and generally expire 15 years from the date of the grant or at an earlier date, as determined by the Board of Directors. However, options are only exercisable in the event of a liquidity event, as defined in the Stockholders’ Agreement. The Company reserves the right to pay the plan participant the appreciated value of the shares rather than actually issue equity.

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Activity under the stock option plan is summarized as follows:

	For the Year Ended

	June 30, 2004		June 29, 2005		June 28, 2006

		Weighted-Avg		Weighted-Avg		Weighted-Avg
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Outstanding at beginning of year	65,822	$17.93	98,142	$16.42	97,029	$14.51
Granted	44,305	13.08	11,671	0.11	1,124	0.11
Exercised	—	—	—	—	—	—
Canceled	(11,985)	12.14	12,784	16.05	20,330	14.36
Outstanding at end of year	98,142	$16.42	97,029	$14.51	77,823	$14.34
      The following table summarizes the Company’s outstanding stock options as of June 28, 2006:

	Options Outstanding

		Weighted-Avg
		Remaining
	Number	Option Term	Weighted-Avg
Range of Exercise Price	Outstanding	(In Years)	Exercise Price

$ 0 - $10	35,188	10.74	$7.19
$11 - $20	29,099	12.49	14.43
$21 - $30	6,824	10.32	25.45
$31 - $40	537	10.53	32.09
$41 - $50	6,175	10.83	41.07

$ 0 - $50	77,823	11.36	$14.34

      Information regarding the effect on net income had we applied the fair value expense recognition provisions of SFAS No. 123 is included in Note 2.

Cash and Phantom Incentive Unit Award Agreements
      On December 13, 2005, the Company entered into Cash and Phantom Incentive Unit Award Agreements (the “Award Agreements”) with certain executive and non-executive management employees of the Company (collectively, the “Management Employees”).
      Pursuant to each award agreement, if a Realization Event (as defined in the Award Agreement) occurred on or prior to July 31, 2006, each of the Management Employees would have been entitled to a cash award. Because a Realization Event did not occur on or prior to July 31, 2006, the Company granted 107,425 phantom stock units to the Management Employees on such date and the Management Employees are no longer entitled to the cash bonuses described above.
      Each phantom stock unit represents a single share of the Company’s common stock and the value of each phantom stock unit is generally related to the value of a single share of common stock. The phantom stock units vest ratably over a five-year period, beginning on December 13, 2006, unless the Management Employee’s employment with the Company ceases for any reason, but will not be paid until and unless (1) a Realization Event occurs after July 31, 2006, (2) the Company conducts an initial public offering of its capital stock or (3) under certain circumstances, upon termination of the Management Employee’s employment. The phantom stock units may be settled in cash, common stock or any combination of cash and common stock, at the sole discretion of the Company’s Board of Directors.
      Subsequent to July 31, 2006, upon termination of any Management Employee’s employment for any reason other than death or disability, any unvested phantom stock units held by such Management Employee

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
are forfeited and the Company has the right, at its election and in its sole discretion, to repurchase from such executive any phantom stock units that have vested as of the date of the termination of his employment. Pursuant to the terms of the award agreements, each of the Management Employees has agreed not to compete with the Company or solicit any employee of the Company or its affiliates during the term of employment and for two years thereafter.

7.	Retirement Plan
      The Company has a 401(k) plan covering all employees with one year of service, age 21 or older, who worked at least 1,000 hours in the prior year. The Company’s discretionary contributions to the plan are determined annually, on a calendar year basis, by the Board of Directors and are used to match a portion of employees’ voluntary contributions. Participants are 100% vested in their own contributions immediately and are vested in the Company’s contributions 20% per year of service with the Company, such that they are fully vested at the end of five years of service with the Company. There were no matching contributions for calendar year 2004 or calendar year 2005. As of June 28, 2006, there was no accrual for matching contributions for the first half of calendar year 2006.

8.	Income Taxes
      The income tax expense (benefit) consisted of the following (in thousands):

	For the Year Ended

	June 30,	June 29,	June 28,
	2004	2005	2006

Federal:
Current	$(710)	$2,665	$1,776
Deferred	1,050	(3,308)	(2,606)

	340	(643)	(830)
State:
Current	1,158	928	761
Deferred	150	(472)	(673)

	1,308	456	88

Income tax expense (benefit)	$1,648	$(187)	$(742)

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Deferred income taxes are provided to record the income tax effect of temporary differences that occur when transactions are reported in one period for financial statement purposes and in another period for tax purposes. The tax effect of the temporary differences giving rise to the Company’s deferred tax assets and liabilities was as follows (in thousands):

	June 29, 2005		June 28, 2006

		Non-		Non-
	Current	Current	Current	Current
	Asset	Asset	Asset	Asset

Property and equipment	$—	$(819)	$—	$2,595
Deferred rent	—	8,711	—	8,716
Self-insurance reserve	1,157	—	1,759	—
Accrued workers’ compensation	6,131	—	4,481	—
Accrued payroll and related benefits	2,020	—	2,031	—
Accrued store closing costs	577	—	1,049	—
Net operating loss and tax credit carryforwards	2,168	—	807	—
Deferred gain on sale leaseback transaction	—	1,112	—	936
Goodwill	—	(2,122)	—	(2,242)
Other	480	1,313	197	3,678

Total	$12,533	$8,195	$10,324	$13,683

      As of June 28, 2006, the Company had no operating loss carryovers, and tax credit carryovers of approximately $0.8 million, with $0.7 million of these expiring after 20 years. The remaining $0.1 million of such credits can be carried forward indefinitely. The Company expects to utilize these tax credits within the next year.
      A reconciliation of the Company’s income tax expense (benefit) at the federal statutory rate to the reported income tax expense (benefit) was as follows (in thousands):

	For the Year Ended

	June 30,	June 29,	June 28,
	2004	2005	2006

Federal income tax expense (benefit) at statutory rate of 35%	$3,367	$(830)	$(1,930)
State income taxes, net of federal benefit	850	296	57
General business credits	(1,396)	(1,591)	(1,546)
Non-deductible interest on high-yield notes	—	1,316	1,497
Other	(1,173)	622	1,180

Income tax expense (benefit)	$1,648	$(187)	$(742)

      The ($1.2 million) other line item above in fiscal 2004 primarily represents a favorable resolution to a state tax audit. The $0.6 million other line item above in fiscal 2005 primarily represents an increase in the Company’s federal and state income tax reserves. The $1.2 million other line item above in fiscal 2006 primarily represents a second quarter charge of $0.3 million related to the conversion of one of the Company’s subsidiaries to a limited liability company resulting in a cumulative charge to restate the carrying value of the Company’s deferred tax assets to reflect a lower expected future tax rate, a third quarter charge of $0.3 million related to the non-deductibility of costs related to the repurchase of certain rights associated with shares of common stock previously held by management shareholders who separated from the Company and $0.6 million represents an increase in the Company’s federal and state income tax reserves.

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Related-Party Transactions
      The Company entered an advisory agreement with Caxton-Iseman, a majority shareholder of Buffets Restaurants Holdings (approximately 80.6% of the outstanding common stock) under which Caxton-Iseman provides various advisory services to the Company in exchange for an annual advisory fee equal to 2% of the Company’s annual consolidated earnings before interest, taxes, depreciation and amortization. Caxton-Iseman receives an additional fee for advisory services relating to particular financial transactions equal to 1% of the transaction value. Under these agreements, the Company paid Caxton-Iseman $3.1 million in fiscal 2004, $1.8 million in fiscal 2005 and $0.2 million in fiscal 2006. Through fiscal 2005, the annual advisory fee was prepaid each February for the following twelve-month period. In fiscal 2006, the Company ceased prepaying the annual advisory fee. No payments were made during the first three quarters of fiscal 2006, at which time the prepaid balance was fully amortized. The Company began making monthly payments during the fourth quarter of fiscal 2006. Under this agreement, the Company recognized expense of $1.7 million in fiscal 2004, $1.8 million in fiscal 2005 and $1.7 million in fiscal 2006. These charges are recorded in “general and administrative expenses” in the consolidated statements of operations.
      The Company entered an advisory agreement with Sentinel Capital Partners, L.L.C. a minority shareholder of Buffets Restaurants Holdings (approximately 7.1% of the outstanding common stock) under which Sentinel Capital Partners, L.L.C. provides various advisory services to the Company for an annual advisory fee of $200,000. Under this agreement, the Company paid $200,000 in fiscal years 2004, 2005 and 2006, respectively.
      Roe H. Hatlen, a founder of Buffets, Inc. and a current member on the Boards of Directors of Buffets, Inc. and Buffets Holdings, entered into an advisory arrangement with Buffets Holdings on September 28, 2000 (the “Advisory Agreement”), that had a term expiring in December 2005. On December 13, 2005, Mr. Hatlen and Buffets Holdings entered into Amendment No. 1 (the “Advisory Agreement Amendment”) to the Advisory Agreement. The Advisory Agreement Amendment extended the term of the Advisory Agreement through June 30, 2006.
      Pursuant to the Advisory Agreement, Mr. Hatlen was entitled to receive cash compensation in annual aggregate amounts as set forth in the agreement for each of the Company’s fiscal years during the term of the agreement. Pursuant to the Advisory Agreement Amendment, Mr. Hatlen is to be compensated for services provided in connection with the Advisory Agreement at an annualized rate of $200,000 per year and was eligible to receive an incentive compensation payment at the end of the Company’s 2006 fiscal year, the amount of which was dependent upon the financial performance of the Company. Because the financial performance of the Company did not meet the targeted improvement, Mr. Hatlen did not receive, and is no longer entitled to, this incentive compensation payment.
      The Advisory Agreement Amendment also provided for an additional cash bonus to be paid to Mr. Hatlen upon a Realization Event (as defined in the amendment) on or prior to July 31, 2006, subject to the continued provision of services by Mr. Hatlen to the Company as of that date. If a Realization Event occurred on or before July 31, 2006, the amount of this additional bonus would have been determined based upon the price per share received by the Company’s common stockholders in connection with the Realization Event. Because a Realization Event did not occur on or before such date, Mr. Hatlen did not receive, and is no longer entitled to, this additional bonus.
      The Advisory Agreement Amendment also provides for payments and benefits in the event of certain terminations of the agreement and Mr. Hatlen’s service to the company prior to June 30, 2006. Because the advisory agreement and Mr. Hatlen’s service was not terminated before June 30, 2006, none of these payments are or will be due under the agreement.
      Pursuant to the Advisory Agreement and the Advisory Agreement Amendment, Mr. Hatlen received $257,000 in 2004, $238,000 in 2005 and $243,000 in fiscal 2006. These amounts are in addition to salaries

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
payable to Mr. Hatlen in fiscal 2005 and 2006 in his employment capacity with the company. In addition, Mr. Hatlen is entitled to (1) the use of certain company-provided facilities during the term of the agreement, (2) business expense (including auto expense) reimbursement arrangements during the term of the agreement, and (3) health, welfare, disability and life insurance benefits, on the same basis provided to senior executives of Buffets, Inc. until December 31, 2010. All costs are recognized as incurred in general and administrative expenses in the consolidated statement of operations. Mr. Hatlen is a minority shareholder of Buffets Restaurants Holdings (approximately 6.3% of the outstanding common stock).
      The Advisory Agreement was further amended in July 2006 to extend the term through December 31, 2006 at an annualized rate of compensation of $200,000 per year.
      Robert M. Rosenberg, a director of the Buffets Holdings’ Board of Directors, provided various advisory services to the Company for an advisory fee totaling $3,500 during fiscal 2004.
      In November 2004, the Company entered into a short-term consulting agreement with Kerry A. Kramp, former President, Chief Executive Officer and Director of Buffets Holdings and Buffets, Inc., under which Mr. Kramp provided various consulting services to the Company. Under this agreement, the Company paid Mr. Kramp approximately $177,000 in fiscal 2005. The agreement expired in March 2005.
      Buffets Holdings has entered into stockholder agreements with certain members of management. These agreements govern the five-year vesting of Buffets Holdings common stock, transfer restrictions and agreements not to compete for two years after their employment terminates.

10.	Commitments and Contingencies

Litigation
      On November 12, 2004, two former restaurant managers of the Company’s wholly-owned subsidiary, HomeTown Buffet, Inc. (“HomeTown Buffet”), individually and on behalf of all others similarly situated, filed a class action lawsuit against HomeTown Buffet in California Superior Court in San Francisco County. The lawsuit alleges that HomeTown Buffet violated California wage and hour laws by failing to pay all of its California managers and assistant managers overtime, and for making deductions from bonus compensation based on the company’s workers’ compensation costs. In March 2006, the plaintiffs amended the complaint in the lawsuit to add OCB Restaurant Company, LLC as a defendant, and to limit the claims to those managers below the level of restaurant general manager. In April 2006, the defendants removed the lawsuit to the United States District Court for the Northern District of California. The plaintiffs seek compensatory damages, penalties, restitution of unpaid overtime and deductions, pre-judgment interest, costs of suit and reasonable attorneys’ fees. The complaint does not make a specific monetary demand. This action is in a preliminary stage, and we are currently not able to predict the outcome of this action or reasonably estimate a range of possible loss. The Company is vigorously defending this action.
      The Company is also involved in various legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or the results of operations.

Operating Leases
      The Company conducts most of its operations from leased restaurant facilities, all of which are classified as operating leases.

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following is a schedule of future minimum lease payments required under noncancelable operating leases as of June 28, 2006 (in thousands):

2007	$53,211
2008	51,640
2009	47,986
2010	41,369
2011	34,382
Thereafter	214,621

Total future minimum lease payments	$443,209

      Minimum payments have not been reduced by minimum sublease rentals of approximately $11.6 million.
      Certain of these leases require additional rent based on a percentage of net sales and may require additional payments for real estate taxes and common area maintenance on the properties. Many of these leases also contain renewal options exercisable at the election of the Company. Under the provisions of certain leases, there are certain escalations in payments over the base lease term as well as renewal periods which have been reflected in rent expense on a straight-line basis over the life of the anticipated terms. Differences between minimum lease payments and straight-line rent expense are reflected as deferred lease obligations in the accompanying consolidated balance sheets.
      Rent expense was as follows (in thousands):

	For the Year Ended

	June 30,	June 29,	June 28,
	2004	2005	2006

Minimum rents	$49,911	$50,111	$50,192
Contingent rents	2,983	3,522	3,708
Less: Sublease rents	(2,739)	(2,844)	(2,357)
Deferred rents	2,381	1,482	1,123
Percentage rents	1,954	1,617	2,296

	$54,490	$53,888	$54,962

VISA Settlement
      The terms of a significant portion of the Visa Check/ MasterMoney antitrust litigation settlement were finalized during fiscal 2006. In the fourth quarter of fiscal 2006, the Company sold its claim related to this portion of the settlement to a third party for approximately $0.7 million and recorded a gain of that amount. The gain was recorded in direct and occupancy costs in the consolidated statement of operations.

Buffets Restaurants Holdings’ Option Agreements and Buffets Holdings’ Tender Offer
      On December 29, 2005, Buffets Restaurant Holdings entered into option agreements (the “Option Agreements”) with two of the largest groups of holders of Buffets Holdings 13 7/8% senior discount notes (“the Option Holders”), pursuant to which Buffets Restaurant Holdings was granted the option, for a period of one year, to purchase all of the 13 7/8% senior discount notes held by the groups of holders on the date of the Option Agreements. Additionally, the Option Agreements provide that if Buffets Holdings makes a cash tender offer, for all of its outstanding senior discount notes, that is economically equivalent to the exercise price for all of its outstanding 13 7/8% senior discount notes and the accreted value of Buffets Restaurants Holdings’ 13 7/8% senior discount notes, Buffets Restaurants Holdings may require the Option Holders to

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
tender their Buffets Holdings senior discount notes in the tender offer. On September 15, 2006, Buffets Holdings launched a tender offer for all of its outstanding 13 7/8% senior discount notes that met these requirements. In conjunction with the tender offer, Buffets Restaurant Holdings has requested the Option Holders to tender their Buffets Holdings 13 7/8% senior discount notes in the tender offer. See “Note 13 — Significant Events” for additional information on the option agreements and “Note 14 — Subsequent Events” for additional information on the tender offer.

11.	Condensed Consolidating Financial Statements
      The following condensed consolidating financial statements are presented pursuant to Rule 3-10 of Regulation S-X. Buffets, Inc. is an issuer (the “Subsidiary Issuer”) of 11 1/4% senior subordinated notes that are fully and unconditionally guaranteed by its parent, Buffets Holdings (the “Parent”), as well as each of its subsidiaries including HomeTown Buffets, Inc., OCB Restaurant Co., OCB Purchasing Co., Restaurant Innovations, Inc., Distinctive Dining, Inc., Tahoe Joe’s, Inc., Buffets Leasing Company, LLC, HomeTown Leasing Company, LLC, OCB Leasing Company, LLC, and Tahoe Joe’s Leasing Company, LLC (collectively, the “Subsidiary Guarantors”). All guarantees are joint and several and the subsidiary issuer and the subsidiary guarantors are 100% owned by the parent company.
      There are certain restrictions on the ability of the Company to obtain funds from its subsidiaries. Pursuant to the terms of the Company’s debt agreements, the Company and its subsidiaries have restrictions on their ability to make certain payments. The types of payments that are restricted include dividends or other equity distributions to equity holders, payments to repurchase the Company’s capital stock, repayment of subordinated debt prior to scheduled repayment or maturity and certain investments (collectively referred to as “Restricted Payments”). The restrictions do not allow the Company and its subsidiaries, directly or indirectly, to make a Restricted Payment if at the time the Company or a subsidiary makes such Restricted Payment: (1) a default has occurred and is continuing, (2) certain debt covenant ratios of the Company exceed a specified threshold or Buffets, Inc. is restricted from incurring additional indebtedness, or (3) the aggregate amount of such Restricted Payment and all other Restricted Payments exceeds certain thresholds.

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Condensed Consolidating Balance Sheet
As of June 29, 2005

		Subsidiary	Subsidiary
	Parent	Issuer	Guarantors	Eliminations	Consolidated

	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$49	$14,154	$6,459	$—	$20,662
Receivables	—	245	288,491	(282,104)	6,632
Inventories	—	827	18,130	—	18,957
Prepaid expenses and other current assets	4	5,985	329	—	6,318
Deferred income taxes	187	10,860	1,486	—	12,533

Total current assets	240	32,071	314,895	(282,104)	65,102
PROPERTY AND EQUIPMENT, net	—	6,453	140,200	—	146,653
GOODWILL, net	—	18,730	293,433	—	312,163
DEFERRED INCOME TAXES	2,792	5,403	—	—	8,195
OTHER ASSETS, net	2,556	142,419	5,237	(137,302)	12,910

Total assets	$5,588	$205,076	$753,765	$(419,406)	$545,023

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	—	327,351	2,859	(285,327)	44,883
Accrued liabilities	—	45,634	23,947	—	69,581
Income taxes payable	(1,877)	8,867	—	—	6,990
Current maturities of long-term debt	—	121	1,895	—	2,016

Total current liabilities	(1,877)	381,973	28,701	(285,327)	123,470
LONG-TERM DEBT, net of current maturities	87,439	22,604	354,135	—	464,178
DEFERRED LEASE OBLIGATIONS	—	1,671	26,704	—	28,375
OTHER LONG-TERM LIABILITIES	—	3,227	4,142	—	7,369

Total liabilities	85,562	409,475	413,682	(285,327)	623,392

COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock	32	—	—	—	32
Additional paid in capital	14	82,311	199,244	(281,555)	14
Retained earnings (accumulated deficit)	(80,020)	(286,710)	140,839	147,476	(78,415)

Total shareholders’ equity (deficit)	(79,974)	(204,399)	340,083	(134,079)	(78,369)

Total liabilities and shareholders’ equity (deficit)	$5,588	$205,076	$753,765	$(419,406)	$545,023

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Condensed Consolidating Balance Sheet
As of June 28, 2006

		Subsidiary	Subsidiary
	Parent	Issuer	Guarantors	Eliminations	Consolidated

	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$37	$14,068	$6,114	$—	$20,219
Receivables	1,777	485	278,857	(276,240)	4,879
Inventories	—	845	18,081	—	18,926
Prepaid expenses and other current assets	3	4,772	609	—	5,384
Deferred income taxes	64	8,774	1,486	—	10,324

Total current assets	1,881	28,944	305,147	(276,240)	59,732
PROPERTY AND EQUIPMENT, net	—	5,307	136,097	—	141,404
GOODWILL, net	—	18,730	293,433	—	312,163
DEFERRED INCOME TAXES	6,140	7,543	—	—	13,683
OTHER ASSETS, net	2,203	141,401	5,212	(137,302)	11,514

Total assets	$10,224	$201,925	$739,889	$(413,542)	$538,496

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	—	325,540	2,788	(280,227)	48,101
Accrued liabilities	—	44,013	24,331	—	68,344
Income taxes payable	(36)	7,013	—	—	6,977
Current maturities of long-term debt	—	112	1,750	—	1,862

Total current liabilities	(36)	376,678	28,869	(280,227)	125,284
LONG-TERM DEBT, net of current maturities	99,991	21,640	339,021	—	460,652
DEFERRED LEASE OBLIGATIONS	—	1,948	26,408	—	28,356
OTHER LONG-TERM LIABILITIES	—	3,024	4,331	—	7,355

Total liabilities	99,955	403,290	398,629	(280,227)	621,647

COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock	31	—	—	—	31
Additional paid in capital	5	82,311	199,244	(281,555)	5
Retained earnings (accumulated deficit)	(89,767)	(283,676)	142,016	148,240	(83,187)

Total shareholders’ equity (deficit)	(89,731)	(201,365)	341,260	(133,315)	(83,151)

Total liabilities and shareholders’ equity (deficit)	$10,224	$201,925	$739,889	$(413,542)	$538,496

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Condensed Consolidating Statement of Operations
For the Year Ended June 30, 2004

		Subsidiary	Subsidiary
	Parent	Issuer	Guarantors	Eliminations	Consolidated

	(In thousands)
RESTAURANT SALES	$—	$39,851	$902,980	$—	$942,831
RESTAURANT COSTS:
Food	—	14,072	293,735	—	307,807
Labor	—	12,544	274,659	—	287,203
Direct and occupancy	—	5,393	211,174	—	216,567

Total restaurant costs	—	32,009	779,568	—	811,577
ADVERTISING EXPENSES	—	1,095	24,823	—	25,918
GENERAL AND ADMINISTRATIVE EXPENSES	—	1,803	40,855	—	42,658
CLOSED RESTAURANT COSTS	—	—	1,085	—	1,085
IMPAIRMENT OF ASSETS	—	—	1,878	—	1,878
FINANCING-RELATED COMPENSATION EXPENSES	1,466	774	—	—	2,240

OPERATING INCOME (LOSS)	(1,466)	4,170	54,771	—	57,475
INTEREST EXPENSE	2,164	2,247	35,198	—	39,609
INTEREST INCOME	—	(424)	—	—	(424)
LOSS RELATED TO REFINANCING	575	4,201	—	—	4,776
LOSS RELATED TO EARLY EXTINGUISHMENT OF DEBT	—	5,275	—	—	5,275
OTHER INCOME	—	(1,379)	—	—	(1,379)

INCOME (LOSS) BEFORE INCOME TAXES	(4,205)	(5,750)	19,573	—	9,618
INCOME TAX EXPENSE (BENEFIT)	(1,619)	(1,359)	4,626	—	1,648

Net income (loss)	$(2,586)	$(4,391)	$14,947	$—	$7,970

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Condensed Consolidating Statement of Operations
For the Year Ended June 29, 2005

		Subsidiary	Subsidiary
	Parent	Issuer	Guarantors	Eliminations	Consolidated

	(In thousands)
RESTAURANT SALES	$—	$40,550	$886,231	$—	$926,781
RESTAURANT COSTS:
Food	—	14,594	292,493	—	307,087
Labor	—	12,618	266,373	—	278,991
Direct and occupancy	—	7,169	212,086	—	219,255

Total restaurant costs	—	34,381	770,952	—	805,333
ADVERTISING EXPENSES	—	1,057	23,109	—	24,166
GENERAL AND ADMINISTRATIVE EXPENSES	5	1,912	41,789	—	43,706
CLOSED RESTAURANT COSTS	—	—	2,909	—	2,909
IMPAIRMENT OF ASSETS	—	—	3,609	—	3,609

OPERATING INCOME (LOSS)	(5)	3,200	43,863	—	47,058
INTEREST EXPENSE	11,453	2,199	34,448	—	48,100
INTEREST INCOME	—	(515)	—	—	(515)
LOSS RELATED TO REFINANCING	856	—	—	—	856
LOSS RELATED TO EARLY EXTINGUISHMENT OF DEBT	—	1,923	—	—	1,923
OTHER INCOME	—	(935)	—	—	(935)

INCOME (LOSS) BEFORE INCOME TAXES	(12,314)	528	9,415	—	(2,371)
INCOME TAX EXPENSE (BENEFIT)	(3,237)	162	2,888	—	(187)

Net income (loss)	$(9,077)	$366	$6,527	$—	$(2,184)

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Condensed Consolidating Statement of Operations
For the Year Ended June 28, 2006

		Subsidiary	Subsidiary
	Parent	Issuer	Guarantors	Eliminations	Consolidated

	(In thousands)
RESTAURANT SALES	$—	$44,287	$918,874	$—	$963,161
RESTAURANT COSTS:
Food	—	15,788	311,456	—	327,244
Labor	—	13,194	261,458	—	274,652
Direct and occupancy	—	6,335	221,345	—	227,680

Total restaurant costs	—	35,317	794,259	—	829,576
ADVERTISING EXPENSES	—	1,409	29,228	—	30,637
GENERAL AND ADMINISTRATIVE EXPENSES	6	2,032	42,160	—	44,198
SHAREHOLDERS’ RIGHTS REPURCHASE	757	—	—	—	757
CLOSED RESTAURANT COSTS	—	—	6,023	—	6,023
IMPAIRMENT OF ASSETS	—	—	5,964	—	5,964

OPERATING INCOME (LOSS)	(763)	5,529	41,240	—	46,006
INTEREST EXPENSE	12,907	2,360	36,975	—	52,242
INTEREST INCOME	—	(375)	—	—	(375)
LOSS RELATED TO REFINANCING	—	647	—	—	647
OTHER INCOME	—	(994)	—	—	(994)

INCOME (LOSS) BEFORE INCOME TAXES	(13,670)	3,891	4,265	—	(5,514)
INCOME TAX EXPENSE (BENEFIT)	(3,261)	1,202	1,317	—	(742)

Net income (loss)	$(10,409)	$2,689	$2,948	$—	$(4,772)

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Condensed Consolidating Statement of Cash Flows
For the Year Ended June 30, 2004

		Subsidiary	Subsidiary
	Parent	Issuer	Guarantors	Eliminations	Consolidated

	(In thousands)
OPERATING ACTIVITIES:
Net income (loss)	$(2,586)	$(4,391)	$14,947	$—	$7,970
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	3,655	30,152	—	33,807
Amortization of debt issuance costs	—	82	1,288	—	1,370
Net loss related to refinancing:
Write-off of debt issuance costs	—	4,201	—	—	4,201
Accretion of original issue discount	1,227	49	773	—	2,049
Loss related to early extinguishment of debt	—	5,275	—	—	5,275
Impairment of assets	—	—	1,878	—	1,878
Deferred income taxes	—	—	1,200	—	1,200
Loss on disposal of assets	—	72	233	—	305
Changes in assets and liabilities:
Receivables	—	43,129	(41,505)	(1,859)	(235)
Inventories	—	(428)	(246)	—	(674)
Prepaid expenses and other assets	—	(1,730)	4,525	—	2,795
Accounts payable	180	(287)	(390)	—	(497)
Accrued and other liabilities	(1,101)	(4,592)	(3,005)	—	(8,698)
Income taxes payable/refundable	(1,619)	1,130	233	—	(256)

Net cash provided by (used in) operating activities	(3,899)	46,165	10,083	(1,859)	50,490

INVESTING ACTIVITIES:
Proceeds from sale leaseback transactions	—	—	2,710	—	2,710
Purchase of property and equipment	—	(1,432)	(31,575)	—	(33,007)
Collections on notes receivable	—	237	576	—	813
Corporate cash advances (payments)	—	(13,631)	11,772	1,859	—
Acquisition of 20% minority interest in Tahoe Joe’s Inc	—	—	(370)	—	(370)
Proceeds from sale (purchase) of other assets	—	(237)	1,708	—	1,471

Net cash provided by (used in) investing activities	—	(15,063)	(15,179)	1,859	(28,383)

FINANCING ACTIVITIES:
Repayment of debt	—	(10,377)	(162,576)	—	(172,953)
Redemption of subordinated notes	(27,364)	—	—	—	(27,364)
Repurchase of common stock	(380)	—	—	—	(380)
Proceeds from issuance of common stock	241	—	—	—	241
Proceeds from issuance of senior discount notes	75,073	—	—	—	75,073
Unrestricted cash proceeds from credit facility	—	11,718	183,582	—	195,300
Initial restricted cash proceeds from credit facility	—	2,082	32,618	—	34,700
Restricted cash proceeds from credit facility available as of year end	—	(974)	(15,254)	—	(16,228)
Use of restricted cash for early extinguishment of debt	—	(1,108)	(17,364)	—	(18,472)
Use of unrestricted cash for early extinguishment of debt	—	(918)	(14,382)	—	(15,300)
Dividends	(40,836)	(20,101)	—	—	(60,937)
Debt issuance costs	(2,847)	(163)	(2,560)	—	(5,570)

Net cash provided by (used in) investing activities	3,887	(19,841)	4,064	—	(11,890)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(12)	11,261	(1,032)	—	10,217
CASH AND CASH EQUIVALENTS, beginning of period	108	8,511	7,236	—	15,855

CASH AND CASH EQUIVALENTS, end of period	$96	$19,772	$6,204	$—	$26,072

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Condensed Consolidating Statement of Cash Flows
For the Year Ended June 29, 2005

		Subsidiary	Subsidiary
	Parent	Issuer	Guarantors	Eliminations	Consolidated

	(In thousands)
OPERATING ACTIVITIES:
Net income (loss)	$(9,077)	$366	$6,527	$—	$(2,184)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	3,214	29,033	—	32,247
Amortization of debt issuance costs	315	64	1,007	—	1,386
Accretion of original issue discount	11,139	46	721	—	11,906
Loss related to early extinguishment of debt	—	1,923	—	—	1,923
Impairment of assets	—	—	3,609	—	3,609
Deferred income taxes	(2,979)	(48)	(753)	—	(3,780)
Loss on disposal of assets	—	—	2,280	—	2,280
Changes in assets and liabilities:
Receivables	—	40,610	(39,643)	(636)	331
Inventories	—	(38)	(645)	—	(683)
Prepaid expenses and other assets	(4)	(1,274)	204	—	(1,074)
Accounts payable	(180)	1,544	340	—	1,704
Accrued and other liabilities	—	1,787	764	—	2,551
Income taxes payable/refundable	(258)	4,336	(1,619)	—	2,459

Net cash provided by (used in) operating activities	(1,044)	52,530	1,825	(636)	52,675

INVESTING ACTIVITIES:
Purchase of property and equipment	—	(1,601)	(27,530)	—	(29,131)
Collections on notes receivable	—	733	—	—	733
Corporate cash advances (payments)	—	(53,499)	52,863	636	—
(Purchase) sale of other assets	32	(733)	628	—	(73)

Net cash provided by (used in) investing activities	32	(55,100)	25,961	636	(28,471)

FINANCING ACTIVITIES:
Repayment of debt	—	(1,787)	(27,994)	—	(29,781)
Redemption of subordinated notes	—	—	—	—	—
Repurchase of common stock	(284)	—	—	—	(284)
Proceeds from issuance of common stock	15	—	—	—	15
Reduction of restricted cash available for early extinguishment of debt	—	974	15,254	—	16,228
Use of restricted cash for early extinguishment of debt	—	(944)	(14,792)	—	(15,736)
Dividends	1,290	(1,290)	—	—	—
Debt issuance costs	(56)	—	—	—	(56)

Net cash provided by (used in) investing activities	965	(3,047)	(27,532)	—	(29,614)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(47)	(5,617)	254	—	(5,410)
CASH AND CASH EQUIVALENTS, beginning of period	96	19,771	6,205	—	26,072

CASH AND CASH EQUIVALENTS, end of period	$49	$14,154	$6,459	$—	$20,662

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Condensed Consolidating Statement of Cash Flows
For the Year Ended June 28, 2006

		Subsidiary	Subsidiary
	Parent	Issuer	Guarantors	Eliminations	Consolidated

	(In thousands)
OPERATING ACTIVITIES:
Net income (loss)	$(10,409)	$2,689	$2,948	$—	$(4,772)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	2,907	29,160	—	32,067
Amortization of debt issuance costs	354	71	1,107	—	1,532
Accretion of original issue discount	12,552	47	737	—	13,336
Impairment of assets	—	—	5,964	—	5,964
Deferred income taxes	(3,225)	(3)	(51)	—	(3,279)
Loss on disposal of assets	—	—	1,218	—	1,218
Changes in assets and liabilities:
Receivables	(1,885)	52,985	(50,568)	1,221	1,753
Inventories	—	(18)	(685)	—	(703)
Prepaid expenses and other assets	1	1,562	(280)	—	1,283
Accounts payable	—	4,137	(71)	(1,877)	2,189
Accrued and other liabilities	—	(1,547)	277	—	(1,270)
Income taxes payable/refundable	1,841	(1,854)	—	—	(13)

Net cash provided by (used in) operating activities	(771)	60,976	(10,244)	(656)	49,305

INVESTING ACTIVITIES:
Purchase of property and equipment	—	(1,721)	(29,625)	—	(31,346)
Collection on notes receivable	—	1,062	—	—	1,062
Corporate cash advances (payments)	—	(57,265)	56,609	656	—
Purchase of other assets	(1)	(1,347)	(1,090)	—	(2,438)

Net cash provided by (used in) investing activities	(1)	(59,271)	25,894	656	(32,722)

FINANCING ACTIVITIES:
Repayment of debt	—	(1,021)	(15,995)	—	(17,016)
Repurchase of common stock	(10)	—	—	—	(10)
Dividends	770	(770)	—	—	—

Net cash provided by (used in) investing activities	760	(1,791)	(15,995)	—	(17,026)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(12)	(86)	(345)	—	(443)
CASH AND CASH EQUIVALENTS, beginning of period	49	14,154	6,459	—	20,662

CASH AND CASH EQUIVALENTS, end of period	$37	$14,068	$6,114	$—	$20,219

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Interim Financial Results (Unaudited)
      The following table sets forth certain unaudited quarterly information for each of the four fiscal quarters for the years ended June 29, 2005 and June 28, 2006, respectively (in thousands). In management’s opinion, this unaudited quarterly information has been prepared on a consistent basis with the audited financial statements and includes all necessary adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the unaudited quarterly results when read in conjunction with the Consolidated Financial Statements and Notes. The Company believes that quarter-to-quarter comparisons of its financial results are not necessarily indicative of future performance.

	For the Year Ended June 28, 2006

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Revenues	$226,738	$218,274	$292,584	$225,565
Operating income	17,237	5,745	11,189	11,835
Income (loss) before income taxes	5,001	(5,760)	(4,702)	(53)

Net income (loss)	$3,124	$(3,919)	$(1,289)	$(2,688)

	For the Year Ended June 29, 2005

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Revenues	$217,208	$205,175	$277,567	$226,831
Operating income	14,391	9,084	14,070	9,513
Income (loss) before income taxes	1,909	(2,457)	(588)	(1,235)

Net income (loss)	$1,096	$(1,389)	$(332)	$(1,559)

      Net income (loss) for fiscal years 2006 and 2005 was impacted by certain unusual and infrequent transactions as follows:
      Net loss for the fourth quarter of fiscal 2006 included pretax charges of $4.6 million for the impairment of long-lived assets and a gain of approximately $0.7 million related to the Visa Check/ MasterMoney antitrust litigation settlement. The settlement was recorded in direct and occupancy costs within the restaurant costs section of the consolidated statement of operations. Net loss for the fourth quarter of fiscal 2005 included pretax charges of $3.6 million for the impairment of long-lived assets, $0.5 million in losses on disposals, and $0.4 million charge for severance expense.
      Net loss for the third quarter of fiscal 2006 included pretax charges of $4.4 million for closed restaurant costs as compared to $0.5 million for the comparable prior year period. The increase was due in large part due to the closure of sixteen under performing restaurants in the third quarter of fiscal 2006 compared with zero store closures in the comparable prior year period. The third quarter of fiscal 2006 also included a charge of approximately $0.7 million related to the repurchase of certain rights associated with shares of common stock previously held by former management shareholders who separated from the Company.
      The net loss for the second quarter of fiscal 2005 included pretax charges of approximately $1.3 million in severance expense related to a reduction of headquarter staff and the replacement of the Chief Executive Officer, a $0.8 million loss on refinancing in connection with the withdrawal of the initial public offering of Income Deposit Securities, as well as $0.7 million in losses on disposal primarily associated with the closure of three restaurants.
      Net income for the first quarter of fiscal 2006 included a pretax charge of approximately $0.6 million representing transaction fees related to an amendment to Buffets, Inc.’s credit agreement. Net income for the

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
first quarter of fiscal 2005 included a pretax charge of approximately $1.9 million related to the early extinguishment of approximately $14.3 million of Buffets’ 11 1/4% senior subordinated notes.

13.	Significant Events

Appointment of Chief Executive Officer
      Effective as of November 7, 2005, R. Michael Andrews, Jr. was appointed Chief Executive Officer of Buffets Holdings and Buffets, Inc. and each of its direct and indirect subsidiaries, and was elected a Director of Buffets Holdings and Buffets, Inc. Roe H. Hatlen resigned as Chief Executive Officer of Buffets Holdings and Buffets, Inc. and each of its direct and indirect subsidiaries, effective as of November 7, 2005. Mr. Hatlen will continue to serve as a director of Buffets Holdings and Buffets, Inc.

New Holding Company
      On December 29, 2005, Buffets Holdings announced that its stockholders formed Buffets Restaurants Holdings and entered into a contribution agreement with Caxton-Iseman Investments, L.P., Sentinel Capital Partners II, L.P., members of Buffets Holdings senior management and Buffets Restaurants Holdings (the “Contribution Agreement”). Pursuant to the terms of the Contribution Agreement holders of 100% of Buffets Holdings’ outstanding common stock contributed their shares of common stock of Buffets Holdings to Buffets Restaurants Holdings in exchange for proportional amounts of Buffets Restaurants Holdings common stock. As a result of the share exchange, Buffets Holdings is majority-owned by Buffets Restaurants Holdings.
      Concurrently with its formation, Buffets Restaurants Holdings entered into separate negotiated option agreements (the “Option Agreements”) with two of the largest groups of holders of Buffets Holdings senior discount notes (the “Option Holders”). Together, these two groups of holders own an aggregate principal amount at maturity of the Buffets Holdings senior discount notes representing in excess of 80% of the outstanding Buffets Holdings senior discount notes. In exchange for 13 7/8% senior discount notes due 2010 of Buffet Restaurants Holdings with an initial accreted value equal to 10% of the accreted value of the Buffets Holdings senior discount notes subject to the options, the options permit Buffets Restaurants Holdings to purchase the Buffets Holdings senior discount notes for a period of one year. The cash exercise price for each option is the difference between (i) the sum of the accreted value of the Buffets Holdings senior discount notes subject to the option and one-half of the make-whole premium for such notes (calculated based on a treasury rate plus 50 basis points and the first redemption price for the Buffets Holdings senior discount notes) and (ii) the initial accreted value of the Buffets Restaurants Holdings senior discount notes issued as consideration for the option. Each option is immediately exercisable and expires on December 29, 2006.
      Additionally, the Option Agreements provide that if Buffets Holdings makes a cash tender offer, for all of its outstanding 13 7/8% senior discount notes, that is economically equivalent to the exercise price for all of its outstanding 13 7/8% senior discount notes and the accreted value of Buffets Restaurants Holdings’ 13 7/8% senior discount notes, Buffets Restaurants Holdings may require the Option Holders to tender their Buffets Holdings 13 7/8% senior discount notes in the tender offer. On September 15, 2006, Buffets Holdings launched a tender offer for all of its outstanding 13 7/8% senior discount notes that met these requirements. In conjunction with the tender offer, Buffets Restaurant Holdings has requested the Option Holders to tender their Buffets Holdings 13 7/8% senior discount notes in the tender offer. See Note 14 — Subsequent Events” for additional information on the tender offer.

Shareholders’ Rights Repurchase
      During the third quarter of fiscal 2006, the Company repurchased shares of common stock held by former management shareholders who separated from the Company. Pursuant to section 4.8(b) of the Company’s Stockholders’ Agreement, if a definitive agreement respecting a sale of the Company is executed

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
within six months following the separation of management shareholders and the purchase price is higher than that determined for the shares, the management shareholders are to receive an additional payment from the Company equal to the difference (such rights referred to herein as “clawback rights”). The former management shareholders’ waived these “clawback rights” for the related shares repurchased in the third quarter of fiscal 2006 in return for a higher price per repurchased share. In conjunction with the share repurchase, the Company paid approximately $0.8 million to these former shareholders as consideration paid for waiving their “clawback rights.” The total payment of $0.8 million was expensed in the condensed consolidated statement of operations.

14.	Subsequent Events

Entry into a Material Definitive Agreement
      On July 24, 2006, Buffets, Inc. entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Buffets, Inc., Ryan’s Restaurant Group, Inc., a South Carolina Corporation (“Ryan’s”) and Buffets Southeast, Inc., a South Carolina corporation and wholly owned subsidiary of Buffets (“Merger Sub”), pursuant to which Merger Sub will merge with and into Ryan’s, with Ryan’s remaining as the surviving corporation (the “Merger”). As a result of the Merger, Ryan’s will become a wholly-owned subsidiary of Buffets in a cash transaction valued at approximately $876 million, including debt that we assumed or repaid at or prior to closing.
      Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Ryan’s common stock, par value $1.00 per share (the “Shares”), other than any Shares owned by Buffets, Inc. or Merger Sub, will be canceled and will be automatically converted into the right to receive $16.25 in cash, without interest. Also, at the effective time of the Merger, each outstanding option to purchase Ryan’s common stock (all of which are vested or would vest as a consequence of the Merger) will be canceled and will be automatically converted into the right to receive the excess, if any, of $16.25 over the option exercise price.
      The parties to the Merger Agreement made customary representations and warranties and covenants, including covenants made by Buffets, Inc. to use commercially reasonable efforts to complete the financing necessary to effect the Merger and covenants made by Ryan’s (i) to obtain the requisite approval of Ryan’s stockholders, (ii) regarding the conduct of its business between the date of the signing of the Merger Agreement and the closing of the Merger and (iii) subject to certain exceptions, not to solicit, enter into discussions regarding, or provide information in connection with, alternative transactions. None of the representations or warranties made by either party survive the closing of the Merger.
      The Merger is expected to be completed in the fourth calendar quarter of 2006, subject to regulatory approval as well as other closing conditions, including, among others, (i) the receipt of the necessary financing by Buffets, Inc., (ii) approval of the Merger by Ryan’s stockholders and (iii) the absence of any order or injunction prohibiting the consummation of the Merger. The Merger Agreement contains certain termination rights for both Ryan’s and Buffets, Inc. The Merger Agreement provides that, upon termination under specified circumstances, Ryan’s would be required to pay Buffets, Inc. a termination fee of $25 million, including up to $10 million for expenses incurred by Buffets, Inc. The Merger Agreement further provides that, upon termination under specified circumstances, Merger Sub would be required to pay Ryan’s a termination fee of $7.5 million.

Asset Acquisition
      On August 1, 2006, the Company’s subsidiary, OCB Restaurant Company, LLC, acquired certain assets and liabilities of North’s Restaurants, Inc. (“North’s”), primarily comprised of five buffet restaurants in California and Oregon. The purchase price was $3.3 million. The acquisition was accounted for as a purchase

BUFFETS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
business combination. The process of determining the fair value of assets acquired and liabilities assumed from of North’s has not been completed and is subject to revision as additional information about the fair value of the assets acquired and liabilities assumed at the acquisition date becomes known.

Tender Offer
      On September 15, 2006, Buffets Holdings commenced a tender offer and consent solicitation for any and all of its 13 7/8% senior discount notes and Buffets, Inc. commenced a tender offer and consent solicitation for any and all of its 11 1/4% senior subordinated notes. In conjunction with the tender offers, each of Buffets Holdings and Buffets, Inc. is soliciting consents of holders of a majority in aggregate principal amount or principal amount at maturity, as applicable, of its notes to eliminate substantially all of the restrictive covenants and certain events of default in the indenture under which its notes were issued. The tender offers will expire on October 31, 2006 and the early tender date is October 16, 2006. As noted above, in accordance with the terms of the Option Agreements, the Option Holders have agreed to tender their Buffets Holdings 13 7/8% senior discount notes on or prior to the early tender date.

RYAN’S RESTAURANT GROUP, INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Quarter Ended

	September 27,	September 28,
	2006	2005

	(Unaudited)
	(In thousands, except
	per share data)
Restaurant sales	$193,175	$202,967

Cost of sales:
Food and beverage	66,619	70,169
Payroll and benefits	64,984	68,309
Depreciation	8,310	8,447
Impairment charges	3,109	2,777
Other restaurant expenses	31,249	34,368

Total cost of sales	174,271	184,070

General and administrative expenses	11,926	11,270
Interest expense	1,928	2,378
Revenues from franchised restaurants	—	(35)
Other income, net	(1,342)	(1,127)

Earnings before income taxes	6,392	6,411
Income taxes	2,189	2,247

Net earnings	$4,203	$4,164

Net earnings per common share:
Basic	$.10	$.10
Diluted	.10	.10
Weighted-average shares:
Basic	42,359	41,934
Diluted	42,929	42,592
See accompanying notes to consolidated financial statements.

RYAN’S RESTAURANT GROUP, INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Nine Months Ended

	September 27,	September 28,
	2006	2005

	(Unaudited)
	(In thousands, except
	per share data)
Restaurant sales	$615,763	$628,116

Cost of sales:
Food and beverage	211,419	219,133
Payroll and benefits	200,115	206,422
Depreciation	25,117	25,133
Impairment charges	3,556	4,065
Other restaurant expenses	96,197	98,610

Total cost of sales	536,404	553,363

General and administrative expenses	43,695	37,501
Interest expense	6,389	7,143
Revenues from franchised restaurants	—	(344)
Other income, net	(3,736)	(2,889)

Earnings before income taxes	33,011	33,342
Income taxes	11,149	11,105

Net earnings	$21,862	$22,237

Net earnings per common share:
Basic	$.52	$.53
Diluted	.51	.52
Weighted-average shares:
Basic	42,255	41,941
Diluted	42,715	42,742
See accompanying notes to consolidated financial statements.

RYAN’S RESTAURANT GROUP, INC.
CONSOLIDATED BALANCE SHEETS

	September 27,	December 28,
	2006	2005

	(Unaudited)
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$18,432	$5,120
Receivables	5,932	5,007
Inventories	5,045	5,176
Prepaid expenses	2,398	985
Deferred income taxes	7,320	7,417

Total current assets	39,127	23,705
Property and equipment:
Land and improvements	168,739	170,424
Buildings	511,191	513,932
Equipment	285,032	287,581
Construction in progress	16,591	23,405

	981,553	995,342
Less accumulated depreciation	332,585	323,012

Net property and equipment	648,968	672,330
Other assets	9,165	10,793

Total assets	$697,260	$706,828

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	5,637	6,468
Current portion of long-term debt	33,036	18,750
Income taxes payable	2,110	4,118
Accrued liabilities	47,246	46,691

Total current liabilities	88,029	76,027
Long-term debt	113,964	154,500
Deferred income taxes	38,504	46,768
Other long-term liabilities	7,345	5,899

Total liabilities	247,842	283,194

Shareholders’ equity:
Common stock of $1.00 par value; authorized 100,000,000 shares; issued 42,396,000 in 2006 and 42,122,000 shares in 2005	42,396	42,122
Additional paid-in capital	8,942	5,294
Retained earnings	398,080	376,218

Total shareholders’ equity	449,418	423,634
Commitments and contingencies

Total liabilities and shareholders’ equity	$697,260	$706,828

See accompanying notes to consolidated financial statements.

RYAN’S RESTAURANT GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended

	September 27,	September 28,
	2006	2005

	(Unaudited)
	(In thousands)
Cash flows from operating activities:
Net earnings	$21,862	$22,237
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	26,558	26,485
Impairment charges	3,556	4,065
Gain on sale of property and equipment	(3,157)	(1,132)
Tax benefit from exercise of stock options	—	789
Stock option compensation	984	—
Deferred income taxes	(8,167)	985
Decrease (increase) in:
Receivables	(925)	(61)
Inventories	131	(52)
Prepaid expenses	(1,413)	(553)
Other assets	1,467	(94)
Increase (decrease) in:
Accounts payable	(831)	718
Income taxes payable	(2,008)	1,147
Accrued liabilities	555	9,086
Other long-term liabilities	1,446	(1,978)

Net cash provided by operating activities	40,058	61,642

Cash flows from investing activities:
Proceeds from sale of property and equipment	14,873	7,073
Capital expenditures	(18,307)	(61,998)

Net cash used in investing activities	(3,434)	(54,925)

Cash flows from financing activities:
Net borrowing from (repayment of) revolving credit facility	(7,500)	16,000
Repayment of senior notes	(18,750)	(18,750)
Proceeds from stock options exercised	2,470	1,648
Tax benefit from exercise of stock options	468	—
Purchase of common stock	—	(1,852)

Net cash used in financing activities	(23,312)	(2,954)

Net increase in cash and cash equivalents	13,312	3,763
Cash and cash equivalents — beginning of period	5,120	7,354

Cash and cash equivalents — end of period	$18,432	$11,117

Supplemental disclosures
Cash paid during the period for:
Interest, net of amount capitalized	$8,044	9,032
Income taxes	21,401	8,751
See accompanying notes to consolidated financial statements.

RYAN’S RESTAURANT GROUP, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

	Nine Months ended September 27, 2006

	$1 Par Value	Additional
	Common	Paid-In	Retained
	Stock	Capital	Earnings	Total

	(Unaudited)
	(In thousands)
Balances at December 28, 2005	$42,122	$5,294	$376,218	$423,634
Net earnings	—	—	21,862	21,862
Issuance of common stock under stock option plans	274	2,196	—	2,470
Tax benefit from exercise of stock options	—	468	—	468
Stock option compensation	—	984	—	984

Balances at September 27, 2006	$42,396	$8,942	$398,080	$449,418

See accompanying notes to consolidated financial statements.

RYAN’S RESTAURANT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 27, 2006
(Unaudited)
Note 1.  Description of Business
      Ryan’s Restaurant Group, Inc. (the “Company”) operates a restaurant chain consisting of 333 Company-owned restaurants located principally in the southern and midwestern United States. The restaurants operate under the Ryan’s or Fire Mountain brand names, but are viewed as a single business unit for management and reporting purposes. A Fire Mountain restaurant offers a selection of foods similar to a Ryan’s restaurant with display cooking and also features updated interior furnishings, an upscale food presentation and a lodge-look exterior. Through June 2005, an unrelated third-party operated Ryan’s brand restaurants under a franchise relationship that was terminated by mutual agreement on June 30, 2005. Final franchise royalties were received by the Company in July 2005. The Company was organized in 1977, opened its first restaurant in 1978 and completed its initial public offering in 1982. The Company does not operate any international units.
Note 2.  Basis of Presentation
      The consolidated financial statements include the financial statements of Ryan’s Restaurant Group, Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
      The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and the instructions to Form 10-Q and do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Consolidated operating results for the nine months ended September 27, 2006 are not necessarily indicative of the results that may be expected for the fiscal year ending January 3, 2007. For further information, refer to the consolidated financial statements and footnotes included in the Company’s annual report on Form 10-K for the fiscal year ended December 28, 2005.
Note 3.  Stock Options
      In 2002, the Company’s shareholders approved a stock option plan (“Plan”) pursuant to which the Company’s Board of Directors may grant options to officers and other team members. The Plan authorized grants of options to purchase up to 3,600,000 shares of authorized but unissued common stock. Under the terms of the Plan, which expires in 2012, a committee of non-employee directors has the authority to determine the eligibility, tax treatment, term, vesting period and grant date. The Plan provides for a maximum ten-year life for 900,000 of the option shares and a maximum seven-year life for the remaining 2,700,000 option shares. Officer grants have vesting periods that generally do not exceed six months. Options granted to other team members typically vest pro-rata over four years. In addition, the Plan states that the exercise price of an option cannot be less than the fair market value, based on the closing market price, of the Company’s common stock on the grant date. The Plan also provides for option grants to non-employee Board members at a fixed amount of 5,000 shares per director granted annually on October 31 with an exercise price equal to that day’s closing market price. Options granted to Board members have vesting periods that generally do not exceed six months. At September 27, 2006, there were 2,706,000 shares available for grant under the Plan and another 232,000 shares available for grant under a predecessor plan. Options granted under the predecessor plan have terms generally similar to the current Plan, except that all options under the predecessor plan have a maximum ten-year life.
      Effective December 29, 2005, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”), using the modified prospective

RYAN’S RESTAURANT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
transition method, and consequently did not retroactively adjust results from prior periods. Under this transition method, stock option compensation is recognized as an expense over the remaining unvested portion of all stock option awards granted prior to December 29, 2005, based on the fair values estimated at grant date in accordance with the original provisions of SFAS No. 123. The Company has applied the Black-Scholes valuation model in determining the fair value of the stock option awards. Compensation expense is recognized only for those options expected to vest, with forfeitures estimated based on historical experience and future expectations. Prior to 2006, stock option compensation was included as a pro forma disclosure only, as permitted by SFAS No. 123.
      The following table details the additional compensation expense resulting from the adoption of SFAS 123R in 2006:

		Nine Months
	Quarter Ended	Ended
	September 27,	September 27,
	2006	2006

	(In thousands)
Compensation expense charged to:
Payroll and benefits	$87	$262
General and administrative expenses	97	722

Compensation expense before income taxes	184	984
Income tax benefit	67	288

Compensation expense, net of income taxes	$117	$696

      In addition, prior to the adoption of SFAS 123R, the Company presented the tax benefit from the exercise of stock options as a cash flow from operating activities in the Consolidated Statements of Cash Flows. Upon the adoption of SFAS 123R in 2006, this tax benefit is classified as a cash flow from financing activities.
      The pro forma table below reflects net earnings and basic and diluted earnings per share for the third quarter and first nine months of 2005, had the Company applied the fair value recognition provisions of SFAS No. 123:

		Nine Months
	Quarter Ended	Ended
	September 28,	September 28,
	2005	2005

	(In thousands, except
	earnings per share)
Net earnings, as reported	$4,164	$22,237
Less total stock-based compensation expense determined under fair value based method, net of related tax effects	(197)	(1,076)

Pro forma net earnings	$3,967	$21,161

Earnings per share
Basic:
As reported	$.10	.53
Pro forma	.09	.50
Diluted:
As reported	.10	.52
Pro forma	.09	.50

RYAN’S RESTAURANT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Pro forma disclosure for the quarter and nine months ended September 27, 2006 is not included above because the amounts are recognized in the accompanying consolidated financial statements.
      The weighted-average fair value at the grant date for options issued during the nine months of 2005 was $3.61 per share. This fair value was estimated at grant date using the following weighted-average assumptions: (a) no dividend yield; (b) expected stock price volatility of .24; (c) a risk-free interest rate of 3.5%; and (d) an expected option term of 4.2 years. Option grants during the first nine months of 2006 were insignificant.
      The expected stock price volatility is based on the historical volatility of the Company’s stock over the 36 months prior to the grant date. The expected option term represents the period of time that options are expected to be outstanding after their grant date. The risk-free interest rate reflects the interest rate at grant date on zero-coupon U.S. government bonds having a remaining life equal to the expected option term.
      Stock option activity during the nine months ended September 27, 2006 was as follows:

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual	Aggregate
	Shares	Price	Term	Intrinsic Value

	(in thousands)		(in years)	(In thousands)
Outstanding at 12/28/05	3,215	$10.51
Granted	3	13.23
Exercised	(275)	9.00
Forfeited	(177)	8.73

Outstanding at 9/27/06	2,766	10.58	5.6	$14,732

Exercisable at 9/27/06	2,321	10.32	5.4	12,989

      The aggregate intrinsic value in the above table represents the total pretax intrinsic value (the difference between the closing stock price on September 27, 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by option holders had all option holders exercised their options on September 27, 2006. This amount will change as the stock’s market price changes. The total intrinsic value of options exercised was $1.3 million for both the nine months ended September 27, 2006 and September 28, 2005. As of September 27, 2006, total unrecognized stock-based compensation expense related to nonvested stock options amounted to approximately $846,000, which is expected to be recognized over a weighted-average period of approximately 1.8 years.
Note 4.  Earnings per Share
      Basic earnings per share (“EPS”) excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes potential common stock that arises from the hypothetical exercise of outstanding stock options using the treasury stock method. In order to prevent antidilution, outstanding stock options to purchase 224,200 and 417,900 shares of common stock at September 27, 2006 and September 28, 2005, respectively, were not included in the computation of diluted EPS as their exercise prices were higher than the market price of the common stock at the measurement date.
Note 5.  Relevant New Accounting Pronouncements
      In June 2006, the Emerging Issues Task Force (“EITF”) ratified EITF Issue 06-3, “How Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement

RYAN’S RESTAURANT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(That Is, Gross versus Net Presentation).” A consensus was reached that entities may adopt a policy of presenting taxes in the income statement on either a gross or net basis. An entity should disclose its policy of presenting taxes and the amount of any taxes presented on a gross basis should be disclosed, if significant. The guidance is effective for periods beginning after December 15, 2006. The Company presents its restaurant sales net of sales taxes. Accordingly, EITF 06-3 will not impact the method for recording these sales taxes in the Company’s consolidated financial statements.
      In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”) an interpretation of FASB No. 109, “Accounting for Income Taxes.” FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company has not yet determined the impact of the recognition and measurement requirements of FIN 48 on existing tax positions. Upon adoption, the cumulative effect of applying the recognition and measurement provision of FIN 48, if any, shall be reflected as an adjustment to the opening balance of retained earnings in the year of adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006.
      In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach, as those terms are defined in SAB 108. The rollover approach quantifies misstatements based on the amount of the error in the current year financial statement, whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. If a Company determines that an adjustment to prior year financial statements is required upon adoption of SAB 108 and does not elect to restate its previous financial statements, then it must recognize the cumulative effect of applying SAB 108 in fiscal 2006 beginning balances of the affected assets and liabilities with a corresponding adjustment to the fiscal 2006 opening balance in retained earnings. SAB 108 is effective for interim periods of the first fiscal year ending after November 15, 2006. The Company is currently not aware of any material effects that will result from the initial application of SAB 108.
Note 6.  Legal Contingencies
      In November 2002, a lawsuit was filed in the United States District Court, Middle District of Tennessee, Nashville Division, on behalf of three plaintiffs alleging various wage and hour violations by the Company of the Fair Labor Standards Act of 1938. The plaintiffs’ attorneys sought collective-action status for the case. In October 2003, the presiding judge denied the Company’s request to enforce the arbitration agreements signed by the plaintiffs and also ordered the Company to turn over certain employee addresses to the plaintiffs’ attorneys. The Company appealed that decision. As part of the appeal process, the presiding judge stayed the order regarding the employee addresses. In March 2005, the Sixth Circuit Court of Appeals affirmed the ruling that denied enforcement of the arbitration issue, and in June 2005, the presiding judge ordered that notices be sent to potential class members, thereby approving collective-action status for the lawsuit. In July 2005, the Company began negotiations with the plaintiffs’ attorney towards a settlement, and, in April 2006, the presiding judge issued an order approving the terms of a settlement. Claim notices were sent to class members in May 2006, and, based upon the number of claims received by the claims administrator, the Company believes that the total settlement will reach the maximum level of $14.5 million, per the settlement

RYAN’S RESTAURANT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
agreements. In order to fully accrue this amount, the Company charged $8.4 million and another $100,000 to general and administrative expenses in the second and third quarters of 2006, respectively. The Company accrued $6 million for this lawsuit during 2005.
      In June 2006, a lawsuit was filed in the Berkeley County (West Virginia) circuit court on behalf of three plaintiffs alleging wage and hour violations similar to the Tennessee collective-action case described in the preceding paragraph. This case seeks class-action status, but pertains only to West Virginia employees who worked for the Company during the five years ending July 2006. This case has been removed to federal court, and a motion to dismiss and petition to compel arbitration is pending. The Company is defending this matter vigorously. The Company is unable to determine the impact, if any, of this case on its consolidated financial statements.
      In connection with the merger with Buffets, Inc., on July 28, 2006, a putative shareholder class action lawsuit was filed in the Court of Common Pleas, Greenville, South Carolina, naming the Company and its Directors as defendants. The complaint asserts claims of breach of fiduciary duty, alleging that the per share purchase price did not result from a fair and open process, and seeks to enjoin the merger. In September 2006, the Company agreed to a proposed settlement that is subject to court approval and completion of the merger transaction and has charged $470,000 to general and administrative expenses in the third quarter of 2006 for the estimated costs, including incurred defense fees.
      In addition, from time to time, the Company is involved in various legal claims and litigation arising in the normal course of business. Based on currently-known legal actions arising in the normal course of business, management believes that, as a result of its legal defenses and insurance arrangements, none of these actions should have a material adverse effect on the Company’s business or financial condition, taken as a whole.
Note 7.  Merger Transaction
      On July 24, 2006, the Company entered into a merger agreement under which a subsidiary of Buffets, Inc. will merge with Ryan’s, and all outstanding shares of the Company’s common stock that were issued and outstanding immediately prior to the effective time of the merger would be cancelled and automatically converted into the right to receive per share of the Company’s common stock an amount in cash equal to $16.25, without interest. Ryan’s option holders also received the same cash payment for each vested option, less the exercise price of the option and any applicable income tax withholding.
      On October 5, 2006, the Company held a special meeting of stockholders at which the stockholders adopted the Merger Agreement. On November 1, 2006, the Merger closed in accordance with the terms of the Merger Agreement.
Note 8.  Reclassifications
      Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the 2006 presentation. These reclassifications did not affect either the prior year’s net earnings or shareholders’ equity.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Ryan’s Restaurant Group, Inc.:
      We have audited the accompanying consolidated balance sheets of Ryan’s Restaurant Group, Inc. and subsidiaries (the Company) as of December 28, 2005 and December 29, 2004, and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended December 28, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryan’s Restaurant Group, Inc. and subsidiaries as of December 28, 2005 and December 29, 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 28, 2005, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Greenville, South Carolina
March 13, 2006

RYAN’S RESTAURANT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended

	December 28,	December 29,	December 31,
	2005	2004	2003

	(In thousands, except earnings per share)
Restaurant sales	$824,986	827,015	805,009

Cost of sales:
Food and beverage	286,833	288,083	283,535
Payroll and benefits	272,043	267,698	256,574
Depreciation	33,651	32,685	32,047
Impairment charges	6,527	1,539	1,414
Other restaurant expenses	132,916	117,199	111,914

Total cost of sales	731,970	707,204	685,484

General and administrative expenses	49,369	41,416	38,600
Interest expense	9,696	10,640	10,216
Royalties from franchised restaurants	(344)	(1,161)	(1,503)
Other income, net	(4,430)	(2,602)	(2,709)

Earnings before income taxes	38,725	71,518	74,921
Income taxes	12,345	24,592	25,098

Net earnings	$26,380	46,926	49,823

Earnings per share:
Basic	$.63	1.12	1.18
Diluted	.62	1.09	1.14
Weighted-average shares:
Basic	41,969	41,803	42,210
Diluted	42,689	43,235	43,754
See accompanying notes to consolidated financial statements.

RYAN’S RESTAURANT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 28,	December 29,
	2005	2004

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$5,120	7,354
Receivables	5,007	4,639
Inventories	5,176	5,611
Prepaid expenses	985	1,016
Deferred income taxes	7,417	5,110

Total current assets	23,705	23,730

Property and equipment:
Land and improvements	170,424	162,082
Buildings	513,932	480,781
Equipment	287,581	271,431
Construction in progress	23,405	31,531

	995,342	945,825
Less accumulated depreciation	323,012	295,852

Net property and equipment	672,330	649,973

Other assets	10,793	10,643

Total assets	$706,828	684,346

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	6,468	5,963
Current portion of long-term debt	18,750	18,750
Income taxes payable	4,118	1,842
Accrued liabilities	46,691	42,569

Total current liabilities	76,027	69,124

Long-term debt	154,500	164,250
Deferred income taxes	46,768	47,674
Other long-term liabilities	5,899	7,692

Total liabilities	283,194	288,740

Shareholders’ equity:
Common stock of $1.00 par value; authorized 100,000,000 shares; issued 42,122,000 in 2005 and 41,890,000 in 2004	42,122	41,890
Additional paid-in capital	5,294	3,878
Retained earnings	376,218	349,838

Total shareholders’ equity	423,634	395,606

Commitments and contingencies
Total liabilities and shareholders’ equity	$706,828	684,346

See accompanying notes to consolidated financial statements.

RYAN’S RESTAURANT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended

	December 28,	December 29,	December 31,
	2005	2004	2003

	(In thousands)
Cash flows from operating activities:
Net earnings	$26,380	46,926	49,823
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	35,611	34,459	33,989
Impairment charges	6,527	1,539	1,414
Gain on sale of property and equipment	(1,803)	(1,977)	(1,608)
Tax benefit from exercise of stock options	1,082	3,337	1,412
Deferred income taxes	(3,213)	4,890	2,975
Decrease (increase) in:
Receivables	(368)	(346)	717
Inventories	435	37	(529)
Prepaid expenses	31	742	(492)
Income taxes receivable	—	—	2,739
Other assets	(258)	(2,206)	(1,130)
Increase (decrease) in:
Accounts payable	505	(617)	(2,090)
Income taxes payable	2,276	554	1,288
Accrued liabilities	4,122	643	4,447
Other long-term liabilities	(1,793)	1,561	1,057

Net cash provided by operating activities	69,534	89,542	94,012

Cash flows from investing activities:
Proceeds from sale of property and equipment	14,077	9,877	9,240
Capital expenditures	(76,455)	(75,483)	(76,353)

Net cash used in investing activities	(62,378)	(65,606)	(67,113)

Cash flows from financing activities:
Net proceeds from (repayment of) revolving credit facility	9,000	(13,000)	(106,000)
Repayment of senior notes	(18,750)	—	—
Proceeds from issuance of senior notes	—	—	100,000
Debt issuance costs	(206)	(602)	(160)
Proceeds from stock options exercised	2,418	6,611	3,688
Repurchases of common stock	(1,852)	(18,208)	(18,464)

Net cash used in financing activities	(9,390)	(25,199)	(20,936)

Net increase (decrease) in cash and cash equivalents	(2,234)	(1,263)	5,963
Cash and cash equivalents — beginning of period	7,354	8,617	2,654

Cash and cash equivalents — end of period	$5,120	7,354	8,617

Supplemental disclosure
Cash paid during the year for:
Interest, net of amount capitalized	$10,333	10,760	9,914
Income taxes	12,767	16,488	17,262
See accompanying notes to consolidated financial statements.

RYAN’S RESTAURANT GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Description of Business and Summary of Significant Accounting Policies
      Ryan’s Restaurant Group, Inc. operates a chain of 338 Company-owned restaurants (as of December 28, 2005) located principally in the southern and midwestern United States. The Company was organized in 1977, opened its first restaurant in 1978 and completed its initial public offering in 1982. The Company has franchised its Ryan’s brand to other operators in the past. In June 2005, the franchise agreement with the Company’s sole franchisee was terminated by mutual agreement. There were no franchised restaurants in operation at December 28, 2005.
      Consolidation. The consolidated financial statements include the financial statements of Ryan’s Restaurant Group, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
      Fiscal Year. The Company’s fiscal year ends on the Wednesday nearest December 31, resulting in years of either 52 or 53 weeks. Each of the years ended December 28, 2005, December 29, 2004 and December 31, 2003 consists of 52 weeks.
      Restaurant Sales. Restaurant sales include food and beverage sales and are net of applicable state and local sales taxes. Restaurant sales are recognized upon delivery of services. Proceeds from the sale of gift certificates are deferred and recognized as revenue as they are redeemed.
      Franchise Royalties. Franchise royalties, which are based on a percentage of monthly sales, are recognized as income on the accrual basis. In the event that the franchisee experiences payment difficulties or, in management’s opinion, may be susceptible to such difficulties, franchise royalties may be recognized as income on the cash basis.
      Other Income. Other income consists principally of cash receipts from vending machines located in the Company’s restaurants, management’s estimate of abandoned gift certificates, the net gain on sale of assets not subject to impairment, sales tax filing discounts and interest income.
      Cash and Cash Equivalents. Cash and cash equivalents include cash and short-term investments with initial maturities of three months or less that are stated at cost which approximates market value.
      Inventories. Inventories consist of menu ingredients and restaurant supplies and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.
      Property and Equipment. Property and equipment are stated at cost. Depreciation is calculated principally on the straight-line method over the following estimated useful lives: buildings and land improvements — 25 to 39 years and equipment — 3 to 20 years. Buildings and land improvements on leased property are amortized straight-line over the shorter of the expected lease term or estimated useful life of the asset. The expected lease term is consistent with the lease term assumed in the accounting for the underlying leases and includes the initial term and any renewal options that are reasonably assured of being exercised.
      The Company’s long-lived assets, which consist principally of restaurant properties, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an asset is considered to be impaired, an impairment loss is recognized equal to the amount by which the carrying amount of the asset exceeds its fair value. Assets to be sold are reported at the lower of carrying amount or fair value less costs to sell.
      Other Assets. Other assets consist principally of long-term receivables, cash surrender values of life insurance policies, unamortized debt issuance costs and a long-term prepayment of land rent.
      Derivative Financial Instruments. The Company has used derivative financial instruments in the past to reduce its exposure to interest rate fluctuations. The Company does not enter into financial instrument

RYAN’S RESTAURANT GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
agreements for trading or speculative purposes. There were no derivative financial instrument agreements outstanding during the periods presented.
      Self-Insurance Liabilities. The Company self-insures a significant portion of expected losses under its workers’ compensation, general liability and team member medical programs. Accrued liabilities have been recorded based on the Company’s estimates of the ultimate costs to settle reported claims and claims that have been incurred but not reported.
      Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
      Stock Options. As allowed by Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” the Company accounts for its stock option plans in accordance with the intrinsic value provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. No compensation cost has been recognized for stock-based compensation in consolidated net earnings for the periods presented, as all options granted under the Company’s stock option plans had exercise prices equal to the market value of the underlying common stock on the date of grant. Had the Company determined compensation cost based on the fair value recognition provisions of SFAS No. 123, the Company’s net earnings and earnings per share would have been reduced to the pro forma amounts indicated in the following table:

	2005	2004	2003

	(In thousands, except earnings
	per share)
Net earnings, as reported	$26,380	46,926	49,823
Less total stock-based compensation expense determined under fair value based method, net of related tax effects	(1,714)	(1,095)	(1,486)

Pro forma net earnings	$24,666	45,831	48,337

Earnings per share:
Basic:
As reported	$.63	1.12	1.18
Pro forma	.59	1.10	1.15
Diluted:
As reported	.62	1.09	1.14
Pro forma	.58	1.06	1.10
      Earnings Per Share. Basic earnings per share (“EPS”) excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes potential common stock which arises from the hypothetical exercise of outstanding stock options using the treasury stock method.
      Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RYAN’S RESTAURANT GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Reclassifications. Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the 2005 presentation. These reclassifications did not affect either the prior years’ net earnings or shareholders’ equity.

Note 2.	Income Taxes
      Income tax expense for the years ended December 28, 2005, December 29, 2004 and December 31, 2003, consists of:

	2005	2004	2003

	(In thousands)
Current:
U.S. Federal	$14,739	17,663	20,853
State and local	819	2,039	1,270

Total current	15,558	19,702	22,123

Deferred:
U.S. Federal	(3,170)	4,282	3,909
State and local	(43)	608	(934)

Total deferred	(3,213)	4,890	2,975

Total income taxes	$12,345	24,592	25,098

      Income taxes differ from the amounts computed by applying the U.S. Federal statutory corporate rate of 35 percent to earnings before income taxes as follows:

	2005	2004	2003

	(In thousands)
Tax at Federal statutory rate	$13,554	25,031	26,222
Increase (decrease) in taxes due to:
State income taxes, net of Federal income tax benefit	504	1,721	218
Federal tax credits, net	(1,702)	(1,743)	(1,568)
Other	(11)	(417)	226

Total income taxes	$12,345	24,592	25,098

RYAN’S RESTAURANT GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 28, 2005 and December 29, 2004 are presented in the following table:

	2005	2004

	(In thousands)
Deferred tax assets:
Self-insurance liabilities	$4,888	4,509
Accrued legal costs	2,322	255
Deferred compensation	2,130	2,458
Other	208	346

Total gross deferred tax assets	9,548	7,568
Less valuation allowance	—	—

Net deferred tax assets	9,548	7,568

Deferred tax liabilities:
Building and equipment	(48,899)	(50,132)

Total gross deferred tax liabilities	(48,899)	(50,132)

Net deferred taxes	$(39,351)	(42,564)

      The Company did not establish a valuation allowance for deferred tax assets as of December 28, 2005 or December 29, 2004. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment and, accordingly, believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the benefits of these deductible differences at December 28, 2005.

Note 3.	Long-Term Debt
      Long-term debt at December 28, 2005 and December 29, 2004 consists of the following:

	2005	2004

	(In thousands)
Revolving credit facility with banks due December 2009, with weighted average interest of 5.94% at December 28, 2005; secured by the common stock of the Company’s wholly- owned subsidiaries	$17,000	8,000
Senior notes payable bearing interest at 9.02%; payable in annual installments of $18,750,000 commencing January 2005, final installment due January 2008; secured by the common stock of the Company’s wholly-owned subsidiaries	56,250	75,000
Senior notes payable bearing interest at 4.65%; payable in annual installments of $14,285,714 commencing July 2007, final installment due July 2013; secured by the common stock of the Company’s wholly-owned subsidiaries	100,000	100,000

	173,250	183,000
Less current installments	18,750	18,750

Total long-term debt	154,500	164,250

RYAN’S RESTAURANT GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The revolving credit facility provides $125 million of total credit with $96 million available at December 28, 2005. It was implemented in December 2004, replacing a $100 million facility that would have expired in January 2005, and bears interest at various floating interest rates plus a variable spread of 1.50% through March 29, 2006 and then of 1.25% thereafter. Interest is paid at least quarterly and is generally based on the London Interbank Offered Rate. Unused fees, based on the average unused portion of the facility, are set at .275% through March 29, 2006 and then at .225% thereafter and are paid quarterly. The revolving credit facility also includes a $25 million subfacility for letters of credit of which approximately $12 million was outstanding at December 28, 2005. The Company uses letters of credit principally for self-insurance purposes.
      Interest payments related to the senior notes are made semiannually for the 9.02% notes and quarterly for the 4.65% notes. Both of the senior note agreements allow the Company to make either partial or total prepayments of principal, subject to a specified “make-whole” premium.
      The loan agreements contain various requirements regarding certain net worth, leverage and liquidity measurements as well as restrictions on future stock repurchases, dividends, capital expenditures, investments and sales of assets. Due principally to net earnings for the twelve-month period ended June 29, 2005, being lower than projected, the Company was not in compliance with the fixed charge coverage ratio (“FCC ratio”) covenant in its debt agreements at June 29, 2005 and received waivers from its creditors for that violation. In November 2005, the Company and its lenders amended the debt agreements. The amendments reduced the minimum FCC ratio requirement from 2.25 times to 1.55 times through the third quarter of 2006. Thereafter, the required minimum ratio gradually rises to 2.25 times for the third quarter of 2007 and afterwards (or, if the calculation period includes two scheduled debt principal payments, 2.0 times). The November 2005 amendments also placed additional restrictions on stock repurchases and capital expenditures during 2006 and 2007. As of December 28, 2005, the Company was in compliance with all covenants under the loan agreements.
      The aggregate amount of installments due on long-term debt for each of the following years subsequent to December 28, 2005 are as follows: $18.8 million in 2006; $33.1 million in 2007; $33.0 million in 2008; $31.3 million in 2009 and thereafter, $57.1 million.
      The fair value of the revolving credit facility approximates its carrying amount as of December 28, 2005 and December 29, 2004 due to its variable interest rate provisions. Based on the borrowing rates available to the Company for notes with similar terms and average maturities, the fair and book values of the 9.02% and the 4.65% senior notes at December 28, 2005 follow:

	Fair	Book
	Value	Value

	(In thousands)
9.02% senior notes	$60,500	56,250
4.65% senior notes	97,300	100,000

Note 4.	Interest Cost
      The Company capitalizes interest cost as a component of the cost of new restaurant construction. A summary of interest cost incurred follows:

	2005	2004	2003

	(In thousands)
Interest cost capitalized	$1,798	1,630	1,676
Interest cost charged to income	9,696	10,640	10,216

Total interest cost incurred	$11,494	12,270	11,892

RYAN’S RESTAURANT GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5.	Leases
      The Company leases 19 restaurant sites under noncancelable operating leases with initial terms that expire over the next 1 to 20 years. The Company is also a party to one noncancelable operating lease for a restaurant building and its underlying land with an initial term that expires in 16 years. Substantially all of the leases contain renewal options for periods ranging from 10 to 30 years and require the Company to pay all executory costs such as property taxes, utilities and insurance. Rental payments are based on contractual amounts as set forth in the lease agreements and do not include any contingent rentals. The Company also leases dishwashing equipment at certain restaurants under agreements with five-year terms that are cancelable by the Company after the first 12 months. Total rental expense for operating leases amounted to $3,179,000 in 2005, $2,712,000 in 2004 and $2,455,000 in 2003. Future minimum lease payments under the noncancelable operating leases as of December 28, 2005 are as follows:

(In thousands)
Year End:
2006	$1,277
2007	1,159
2008	939
2009	882
2010	699
Later years, through 2025	4,779

Future minimum lease payments	$9,735

Note 6.	Accrued Liabilities
      Accrued liabilities consist of the following:

	2005	2004

	(In thousands)
Self-insurance liabilities	$14,441	13,466
Accrued compensation	9,765	10,677
Accrued taxes (other than income)	7,752	8,106
Accrued legal costs	6,375	703
Outstanding gift certificates	3,436	3,288
Accrued interest	3,122	3,760
Accrued team member benefits	947	1,532
Other accrued expenses	853	1,037

Total accrued liabilities	$46,691	42,569

RYAN’S RESTAURANT GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7.	Shareholders’ Equity
      The components of shareholders’ equity are as follows:

	$1 Par Value	Additional	Retained
	Common Stock	Paid-in Capital	Earnings

	(In thousands)
Balances at January 1, 2003	$42,745	2,066	275,670
Net earnings	—	—	49,823
Issuance of common stock under Stock Option Plans	614	3,074	—
Tax benefit from exercise of nonqualified stock options	—	1,412	—
Repurchases of common stock	(1,516)	(5,140)	(11,808)

Balances at December 31, 2003	41,843	1,412	313,685

Net earnings	—	—	46,926
Issuance of common stock under Stock Option Plans	1,079	5,532	—
Tax benefit from exercise of nonqualified stock options	—	3,337	—
Repurchases of common stock	(1,032)	(6,403)	(10,773)

Balances at December 29, 2004	41,890	3,878	349,838

Net earnings	—	—	26,380
Issuance of common stock under Stock Option Plans	365	2,053	—
Tax benefit from exercise of nonqualified stock options	—	1,082	—
Repurchases of common stock	(133)	(1,719)	—

Balances at December 28, 2005	$42,122	5,294	376,218

      The Company’s Board of Directors has authorized the repurchase of up to 55 million shares of the Company’s common stock through December 2008. At December 28, 2005, approximately 44.4 million shares had been purchased at an aggregate cost of $334.7 million since the beginning of the program in March 1996. In July 2005, the Company’s Board of Directors suspended all future share repurchases in order to retain the Company’s cash flow for debt repayment and other corporate purposes.
      On January 24, 2005, the Board of Directors authorized a Shareholder Rights Agreement (the “Agreement”) and declared a dividend of one Common Stock Purchase Right (a “Right”) for each outstanding share of common stock to shareholders of record on February 28, 2005. Such Rights only become exercisable (i) ten calendar days after a public announcement that a person or group, except for certain exempt persons specified in the Agreement, (an “Acquiring Person”) has acquired beneficial ownership of 20% or more of the Company’s common stock; or (ii) ten business days after a person or group commences or publicly announces its intention to commence a tender or exchange offer for an amount of the Company’s common stock that would result in the ownership by such person or group of 20% or more of the common stock. The Agreement was entered into on February 18, 2005 and replaces the Company’s prior rights agreement, which expired on February 10, 2005.
      Each Right may initially be exercised to acquire a one-half share of the Company’s common stock at an exercise price of $11.00, subject to adjustment. Thereafter, upon the occurrence of certain events specified in the Agreement (for example, if the Company is the surviving corporation of a merger with an Acquiring Person), the Rights entitle holders other than the Acquiring Person to acquire upon exercise common stock having a market value of twice the exercise price of the Rights. Alternatively, upon the occurrence of certain other events specified in the Agreement (for example, if the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation), the Rights would

RYAN’S RESTAURANT GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
entitle holders other than the Acquiring Person to acquire upon exercise common stock of the acquiring company having a market value of twice the exercise price of the Rights.
      The Rights may be redeemed by the Company at a redemption price of $.001 per Right at any time prior to the tenth business day following public announcement that a 20% position has been acquired and before the final expiration date of the Rights. In addition, the Rights may be redeemed by shareholders following the proposal of a “qualified offer”. After the redemption period has expired, the Company’s right of redemption may be reinstalled under certain circumstances outlined in the Agreement. The Rights will expire on February 18, 2008.

Note 8.	Team Member Retirement Plans
      The Company maintains a defined contribution retirement plan, which covers all team members who have at least one year of service and have attained 21 years of age. Participating team members may contribute from 1% to 15% of their compensation to the plan with the first 6% of compensation matched in cash by the Company at a 40% rate. The Company’s match for participants with 20 or more years of service increases to 100%. All plan assets are invested in a nationally recognized family of mutual funds. Retirement plan expense, including administrative costs, amounted to $1,739,000 in 2005, $1,748,000 in 2004 and $1,597,000 in 2003.
      Officers, certain key executives and certain corporate and restaurant-level managers may also participate in one of two nonqualified deferred compensation plans maintained by the Company. These plans provide benefits to the participants or their designated beneficiaries at specified future dates or upon the termination of employment or death. Subject to plan limitations, participants can defer a substantial portion of their compensation and receive a matching contribution comparable to the Company’s defined contribution retirement plan. Participant deferrals and any related Company contributions are credited to the participants’ deferred compensation accounts. Participants can select from a variety of investment options, and investment earnings are credited to their accounts. The Company informally funds its liability to the participants through the use of Company-owned life insurance contracts. The Company has the right to amend or terminate the plans. The amount of expense related to the deferred compensation plans was $265,000 in 2005, $331,000 in 2004 and $315,000 in 2003. Outstanding balances under the plans amounted to $5,004,000 at December 28, 2005 and $4,351,000 at December 29, 2004 and are included in other long-term liabilities in the accompanying balance sheets.

Note 9.	Stock Option Plan
      In 2002, the Company’s shareholders approved a stock option plan (“Plan”) pursuant to which the Company’s Board of Directors may grant options to officers and other team members. The Plan authorized grants of options to purchase up to 3,600,000 shares of authorized but unissued common stock. Under the terms of the Plan, which expires in 2012, a committee of non-employee directors has the authority to determine the eligibility, tax treatment, term, vesting period and exercise price. The Plan provides for a maximum ten-year life for 900,000 of the option shares and a maximum seven-year life for the remaining 2,700,000 option shares. Officer grants have six-month vesting periods. Options granted to other team members vest pro-rata over four years. In addition, the Plan states that the exercise price of an option cannot be less than the fair market value, based on the closing market price, of the Company’s common stock on the day of the grant. The Plan also provides for option grants to non-employee Board members at a fixed amount of 5,000 shares per director granted annually on October 31 with an exercise price equal to that day’s closing market price. Options granted to Board members have six-month vesting periods. At December 28, 2005, there were 2,587,000 shares available for grant under the Plan and another 182,000 shares available for grant under a predecessor plan. Options granted under the predecessor plan have terms generally similar to the current Plan, except that all options under the predecessor plan have a maximum ten-year life.

RYAN’S RESTAURANT GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A summary of the status of the Company’s current and predecessor stock option plans as of December 28, 2005, December 29, 2004 and December 31, 2003 and changes during the years ended on those dates is presented below:

	2005		2004		2003

		Weighted-Average		Weighted-Average		Weighted-Average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

	(Shares in thousands)
Outstanding at beginning of year	3,085	$9.73	4,414	$9.01	4,592	$8.10
Granted	675	12.18	25	13.99	731	12.72
Exercised	(365)	6.77	(1,079)	7.50	(614)	6.85
Forfeited	(180)	9.45	(275)	7.32	(295)	8.31

Outstanding at end of year	3,215	10.51	3,085	9.73	4,414	9.01

Exercisable at year-end	2,445		2,360		2,851

      The following table summarizes information about stock options outstanding at December 28, 2005:

	Options Outstanding			Options Exercisable

	Number			Number
	Outstanding	Remaining	Weighted-Average	Exercisable	Weighted-Average
Range of Exercise Prices	at 12/28/05	Contractual Life	Exercise Price	at 12/28/05	Exercise Price

	(Shares in thousands)
$4 to $6	383	3.8 years	$5.14	383	$5.14
$6 to $9	392	3.5	7.00	392	7.00
$9 to $13	2,024	6.1	11.48	1,401	11.62
$13 to $18	416	7.8	14.01	269	14.04

$4 to $18	3,215	5.7	10.51	2,445	10.13

      The per share weighted-average fair values of stock options issued during 2005, 2004 and 2003 were $3.29, $5.08 and $3.41, respectively. The fair value of each option grant was estimated using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

	2005	2004	2003

Risk-free interest rate	3.9%	3.8%	3.3%
Expected life (years)	4.4	7.4	5.1
Expected volatility	.25	.24	.22
Expected dividend yield	0%	0%	0%

RYAN’S RESTAURANT GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10.	Earnings Per Share
      Basic and diluted earnings per share (“EPS”) are calculated as follows:

	2005		2004	2003

	(In thousands, except
	earnings per share)
Net earnings	a	$26,380	46,926	49,823

Weighted-average common shares	b	41,969	41,803	42,210
Dilutive stock options		720	1,432	1,544

Adjusted weighted-average common shares	c	42,689	43,235	43,754

Basic EPS	a/b	$.63	1.12	1.18
Diluted EPS	a/c	.62	1.09	1.14
      In order to prevent antidilution, outstanding stock options to purchase 1.6 million shares of common stock in 2005 and 3,000 shares in both 2004 and 2003 were not included in the computation of diluted EPS.

Note 11.	Quarterly Consolidated Financial Data (Unaudited)
      Quarterly consolidated financial results for 2005 and 2004 are summarized as follows:

	Quarter

	First	Second	Third	Fourth	Total Year

	(In thousands, except earnings per share)
2005:
Restaurant sales	$209,639	215,510	202,967	196,870	824,986
Net earnings	11,813	6,260	4,164	4,143	26,380
Earnings per share:
Basic	$.28	.15	.10	.10	.63
Diluted	.28	.15	.10	.10	.62
2004:
Restaurant sales	$211,657	216,546	205,331	193,481	827,015
Net earnings	15,360	14,170	9,226	8,170	46,926
Earnings per share:
Basic	$.37	.34	.22	.20	1.12
Diluted	.35	.33	.22	.19	1.09

Note 12.	Disclosures About the Fair Value of Financial Instruments
      The Company’s significant financial instruments are cash and cash equivalents, receivables, notes payable, accounts payable, accrued liabilities and long-term debt. Except for long-term debt, the fair values of these financial instruments approximate their carrying values due to their short maturities. The fair value of the long-term debt is discussed in Note 3.

Note 13.	Legal Contingencies
      In November 2002, a lawsuit was filed in the United States District Court, Middle District of Tennessee, Nashville Division, on behalf of three plaintiffs alleging various wage and hour violations by the Company of the Fair Labor Standards Act of 1938. The plaintiffs’ attorneys sought collective-action status for the case. In October 2003, the presiding judge denied the Company’s request to enforce the arbitration agreements signed

RYAN’S RESTAURANT GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
by the plaintiffs and also ordered the Company to turn over certain employee addresses to the plaintiffs’ attorneys. The Company appealed that decision. As part of the appeal process, the presiding judge stayed the order regarding the employee addresses. In March 2005, the Sixth Circuit Court of Appeals affirmed the ruling that denied enforcement of the arbitration issue, and in June 2005, the presiding judge ordered that notices be sent to potential class members, thereby approving collective-action status for the lawsuit. In July 2005, the Company began negotiations with the plaintiffs’ attorney towards a settlement, and, in April 2006, the presiding judge issued an order approving the terms of a settlement. Claim notices were sent to class members in May 2006, and, based upon the number of claims received by the claims administrator, the Company believes that the total settlement will reach the maximum level of $14.4 million (unaudited), per the settlement agreements. In order to fully accrue this amount, the Company charged $8.4 million (unaudited) to general and administrative expenses in the second quarter of 2006. Other charges related to this lawsuit were accrued during the second and fourth quarters of 2005, amounting to $5 million and $1 million, respectively. Subsequently, on September 15, 2006 and October 6, 2006, the Company paid approximately $9.5 million (unaudited) and $4.6 million (unaudited), respectively, to plaintiff’s counsel in settlement of this lawsuit.
      In June 2006, a lawsuit was filed in the Berkeley County (West Virginia) circuit court on behalf of three plaintiffs alleging wage and hour violations similar to the Tennessee collective-action case described in the preceding paragraph. This case seeks class-action status, but pertains only to West Virginia employees who worked for the Company during the five years ending July 2006. This case has been removed to federal court, and a motion to dismiss and petition to compel arbitration is pending. The Company is defending this matter vigorously. The Company is unable to determine the impact, if any, of this case on its consolidated financial statements (unaudited).
      In addition, from time to time, the Company is involved in various legal claims and litigation arising in the normal course of business. Based on currently-known legal actions arising in the normal course of business, management believes that, as a result of its legal defenses and insurance arrangements, none of these actions are expected to have a material adverse effect on the Company’s business or financial condition, taken as a whole.

Note 14.	Subsequent Events
      Merger Agreement (unaudited)
      On July 24, 2006, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Buffets, Inc., the Company, and Buffets Southeast, Inc., a South Carolina corporation and wholly owned subsidiary of Buffets, Inc. (“Merger Sub”). In accordance with the terms of the Merger Agreement, on November 1, 2006, Merger Sub merged with and into the Company, with the Company remaining as the surviving corporation in a cash transaction valued at approximately $834.0 million, including debt that was repaid at closing. As a result of the Ryan’s acquisition, the Company is a wholly-owned subsidiary of Buffets Holdings, Inc.
      In connection with the merger transaction on July 28, 2006, a putative shareholder class action lawsuit was filed in the Court of Common Pleas, Greenville, South Carolina, naming the Company and its Directors as defendants. The complaint asserts claims of breach of fiduciary duty, alleging that the per share purchase price did not result from a fair and open process, and seeks to enjoin the merger. On September 28, 2006, the Company reached an agreement in principle and subject to court approval for the settlement of the lawsuit. Management believes that the settlement will have no material impact to the Company.
      Insurance Settlements (unaudited)
      On July 31, 2006, the Company and its property insurance carrier agreed upon a final settlement of $1.4 million (unaudited) for property damage and business interruption costs related to Hurricanes Katrina and Rita. The Company received this payment in September 2006 and will recognize this amount as a credit to other restaurant expenses in its third quarter 2006 consolidated financial statements.

Exchange Offer for
$300,000,000
12 1/2% Senior Notes due 2014

PROSPECTUS
December 29, 2006

       No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, any information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of Buffets, Inc. since the date of this prospectus.
      Until February 6, 2007, all broker-dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the broker-dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.